Form 20-F
period 2002-12-31
DE RIGO SPA
filed 2003-06-30
CIK 1001462

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☑       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2002

1-14002
(Commission file number)

DE RIGO S.p.A.

(Exact name of registrant as specified in its charter)

DE RIGO S.p.A.

(Translation of registrant’s name into English)

Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova,
32013 Longarone (BL), Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of each exchange
Title of each class	on which registered

American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of €0.26 each*	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

44,714,255 ordinary shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

•	Not for trading, but only in connection with the registration of the American Depositary Shares.

Accounting Principles and Reporting Currency
Cautionary Statement Regarding Forward-Looking Information
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
THE DE RIGO GROUP
SELECTED FINANCIAL DATA
EXCHANGE RATES
RISK FACTORS
Item 4. Information on the Company
HISTORY AND CORPORATE STRUCTURE
BUSINESS OVERVIEW
COMPANY STRATEGY
PRODUCTS
DESIGN AND MANUFACTURING
MARKETING AND DISTRIBUTION
COMPETITION
ITALIAN GOVERNMENT INCENTIVE PROGRAM
TRADEMARKS
INSURANCE
SEASONALITY AND AVAILABILITY OF RAW MATERIALS
DESCRIPTION OF PROPERTY
Item 5. Operating and Financial Review and Prospects
CRITICAL ACCOUNTING POLICIES
RESULTS OF OPERATIONS
Effect of Inflation
U.S. GAAP Reconciliation [E&Y for review]
Liquidity and Capital Resources
Contractual Obligations
Concentrations of Credit Risk
New Accounting Standards
Trend Information
Item 6. Directors, Senior Management and Employees
DIRECTORS AND SENIOR MANAGEMENT
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
EMPLOYEES AND LABOR RELATIONS
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
Item 8. Financial Information
CONSOLIDATED FINANCIAL STATEMENTS
OTHER FINANCIAL INFORMATION
Item 9. The Offer and Listing
TRADING MARKETS AND SHARE PRICES
Item 10. Additional Information
OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR ITS SUBSIDIARIES
BY-LAWS
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Risk Analysis
Exchange Rate Risk
Interest Rate Risk
Changes in Market Risk Exposure Compared to 2001
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
REPORT OF INDEPENDENT AUDITORS
DE RIGO S.p.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
DE RIGO S.p.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
DE RIGO S.p.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
DE RIGO S.p.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
DE RIGO S.p.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
DE RIGO S.p.A. and SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
Exhibit 8.1
Exhibit 99.1

i

Accounting Principles and Reporting Currency

     Beginning with the fiscal year ended December 31, 2001, De Rigo S.p.A. (the “Company”) has published its Consolidated Financial Statements in euros (“€” or “euro”), the official common currency of twelve Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “U.S.$” or “$” are to United States dollars and references to “lire” or “Lit.” are to Italian lire. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2002 of $1.0485 per €1.00. Such rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange between euros and dollars and between Italian lire (De Rigo’s historical reporting currency) and dollars, see “Key Information—Selected Financial Data — Exchange Rates” in Item 3.

     Prior to January 1, 2001, the reporting currency of De Rigo S.p.A. and its consolidated subsidiaries was Italian lire. To facilitate a comparison, the Consolidated Financial Statements included in Item 18 and all other lire-denominated financial data for periods prior to January 1, 2001 included in this annual report have been restated from Italian lire to euros at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = €1.00. The comparative balances for prior years now reported in euros depict the same trends as would have been presented had the Group continued to report such amounts in Italian lire. The Consolidated Financial Statements and other financial data for periods prior to January 1, 2001 may not be comparable to that of other companies reporting in euros if those companies had restated from a reporting currency other than Italian lire.

     The Consolidated Financial Statements included in Item 18 of this annual report are prepared in conformity with Italian regulations governing financial statements (“Italian GAAP”). These principles differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Cautionary Statement Regarding Forward-Looking Information

     Except for the historical statements and discussions contained herein, statements contained in this annual report constitute “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward looking statements may include words such as “expect”, “estimate”, “project”, “anticipate”, “should”, “intend” and similar expressions or variations on such expressions. Any filing of the Company with the U.S. Securities and Exchange Commission may include forward looking statements. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by or on behalf of the Company, including statements concerning its future operating and financial performance, the Company’s share of new and existing markets, general industry and economic trends and the Company’s performance relative thereto and the Company’s expectation as to requirements for capital expenditures and regulatory matters. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control, that could cause actual results to differ materially from such statements, including: the many interrelated factors that affect consumers’ confidence, including worldwide demand for sunglasses and prescription eyewear; general economic conditions in each of the Company’s markets; legislation, particularly that relating to the reimbursement of eyewear-related expenses; actions of competitors in the various industries in which the Company competes; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties. The Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

THE DE RIGO GROUP

     De Rigo S.p.A., together with its consolidated subsidiaries (the “Group” or “De Rigo”), is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories. As a result of the acquisition of Dollond & Aitchison Ltd. (“D&A”) in late 1998 and General Optica S.a. (“General Optica”) in early 2000, De Rigo is now one of the largest optical retailers in Europe. Designed in Italy, the Group’s products are distributed in about 80 countries worldwide, primarily in Europe, Asia and the Americas.

     Unless otherwise specified or required by the context, references to “we,” “us” and “our” in this annual report are to De Rigo S.p.A. and its consolidated subsidiaries.

SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Company’s Consolidated Financial Statements and the Notes thereto included in Item 18 of this annual report and “Operating and Financial Review and Prospects” included in Item 5 of this annual report.

     The Company’s audited consolidated financial statements, from which the selected consolidated financial data set forth below have been derived, were prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company’s consolidated net income and stockholders’ equity, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Beginning with the fiscal year ended December 31, 2001, the Company has published its Consolidated Financial Statements in euros. Prior to January 1, 2001, the reporting currency of De Rigo S.p.A. and its consolidated subsidiaries was Italian lire. To facilitate a comparison, the Consolidated Financial Statements included in Item 18 and all other lire-denominated financial data for periods prior to January 1, 2001 included in this annual report have been restated from Italian lire to euros at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = €1.00. See “Accounting Principles and Reporting Currency” preceding Part I of this annual report.

	Year Ended at December 31,

						(thousands
						of dollars,
						except per
						Ordinary
						Share and
						ADS
	(thousands of euros, except per Ordinary Share and ADS amounts)					amounts) (1)
	1998 (2)	1999 (2)	2000 (2)	2001(2)	2002	2002

INCOME STATEMENT DATA
Amounts in accordance with Italian GAAP:
Net sales	€104,988	€321,555	€456,602	€505,250	€512,459	$537,313
Cost of sales	61,161	129,561	167,613	184,293	203,208	213,064
Gross profit	43,827	191,994	288,989	320,957	309,251	324,250
Operating expenses	44,879	184,617	265,307	289,897	292,524	306,711
Income (loss) from operations	(1,052)	7,377	23,682	31,060	16,727	17,538
Income before income taxes	6,188	3,699	21,763	27,200	9,769	10,243
Income taxes	1,488	2,596	6,895	6,551	46	48
Net income (2)	4,609	1,406	14,136	21,217	10,645	11,161
Net income per Ordinary Share and ADS (2)	€0.10	€0.03	€0.32	€0.48	€0.24	$0.25
Dividends per Ordinary Share and ADS	€0.09	—	€0.12	€0.13	—	—
Amounts in accordance with U.S. GAAP:
Net income	€4,368	€1,565	€13,282	€18,249	€17,145	$17,977
Net income per Ordinary Share	€0.10	€0.04	€0.30	€0.41	€0.38	$0.40
BALANCE SHEET DATA
Amounts in accordance with Italian GAAP:
Total current assets	€205,512	€197,831	€167,277	€203,401	€196,329	$205,851
Property, plant and equipment, net	67,199	67,127	123,194	128,102	120,905	126,769
Total assets	320,876	305,866	420,802	462,492	439,901	461,236
Total current liabilities	118,930	105,369	195,847	228,327	206,928	216,964
Long-term debt, less current portion	2,206	1,325	1,098	764	696	730
Total shareholders’ equity	177,155	175,357	189,374	210,419	212,117	222,405
Amounts in accordance with U.S. GAAP:
Total shareholders’ equity	€177,382	€175,541	€189,460	€206,695	199,470	209,144

(1)	The translation of euros into dollars has been made at the rate of $1.0485 = €1.00, the Noon Buying Rate on December 31, 2002. See “Accounting Principles and Reporting Currency” preceding Part I of this annual report.

(2)	Certain amounts in the Company’s Consolidated Statements of Income for fiscal years ended December 31, 1998, 1999, 2000 and 2001 have been reclassified to conform with the presentation of these amounts in the Company’s Consolidated Statement of Income for the fiscal year ended December 31, 2002. See Note 2 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

EXCHANGE RATES

     The following table sets forth the Noon Buying Rate for euros expressed in U.S. dollars per euro (rounded to the nearest one hundredth of a U.S. cent) for the periods indicated. Amounts for 1998 (before the adoption of the euro) have been calculated based on the Noon Buying Rates for lire, converted into euro at the official fixed conversion rate of €1= Lit. 1936.27 and expressed in U.S. dollars per euro.

	High	Low	Average(1)	At Period End

Year:
1998	—	—	1.1147	1.1707
1999	—	—	1.0588	1.0070
2000	—	—	0.9207	0.9388
2001	—	—	0.8909	0.8901
2002	—	—	0.9495	1.0485
Month ending:
December 31, 2002	1.0485	0.9927	—	—
January 30, 2003	1.0861	1.0361	—	—
February 28, 2003	1.0875	1.0708	—	—
March 31, 2003	1.1062	1.0545	—	—
April 30, 2003	1.1180	1.0621	—	—
May 31, 2003	1.1200	1.1853	—	—

(1)	Average of the Noon Buying Rate for euro for the last business day of each month in the period.

     On June 26, 2003, the Noon Buying Rate for euros was €1.00 = $1.1429 or $1.00 = €0.8750.

     The above rates are given for information only, and may differ from the rates used in the preparation of the Company’s Consolidated Financial Statements included in Item 18 of this annual report.

RISK FACTORS

     Holders and prospective purchasers of the American Depositary Shares should consider carefully the factors set forth below, as well as the other information contained in this filing, in evaluating an investment in the ADSs.

Risk Factors Relating to the Eyewear Industry

The eyewear industry is very sensitive to fluctuations in consumers’ disposable income, personal preferences and season.

     Our wholesale and manufacturing and retail operations are each subject to trends affecting the eyewear industry as a whole, as well as factors affecting individual sectors of the industry in which we participate, including those for sunglasses, prescription eyewear and fashion eyewear. The eyewear industry is subject to changes in general economic conditions, which affect disposable consumer income, as well as to changes in fashion, which affect consumer tastes and general demand for fashion eyewear. While eyewear has achieved widespread acceptance as a fashion accessory, and the fashion eyewear industry has grown significantly in recent years, there can be no assurance that this growth will continue or that consumer preferences will not change in a manner that will adversely affect the fashion eyewear sector, the eyewear industry as a whole or our business in particular. In addition, purchases of sunglasses in any given market are subject to fluctuations due to seasonality. Any event or circumstance resulting in decreased demand for eyewear generally, or for our products in particular, could adversely affect our business, operating results and financial condition.

     The eyewear industry is highly competitive and we may be unable to compete successfully.

     The eyewear industry is highly competitive. Some of our competitors have significantly greater financial, distribution and marketing resources, and significantly greater brand awareness, than we do in certain important markets. In addition, there can be no assurance that business developments will not encourage the entrance of other direct competitors into our markets, which may adversely affect our business, operating results and financial condition.

     The development of vision correction alternatives could harm our business.

     Our future success could depend to a significant extent on the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive, optical surgery. While we do not believe that contact lenses and refractive surgery or other vision correction alternatives will materially adversely impact our business at the present time, there can be no assurance that technological advances in, or reductions in the cost of, vision correction alternatives will not occur in the future, resulting in their more widespread use. Increased use of vision alternatives could result in decreased use of our prescription eyewear products, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Risk Factors Relating to De Rigo

We may not achieve the expected benefits of acquisitions, joint ventures, restructurings or other similar corporate transactions.

     We have engaged in the past and are likely to engage in the future in significant corporate transactions, such as acquisitions, joint ventures and restructurings, the success of which is difficult to predict. In 1999, we acquired D&A, which is currently completing a significant restructuring process. In 2000, we acquired General Optica and began operations at our joint ventures with the Prada Group. There can be no assurance that we will be able to enter into such transactions in the future or integrate our existing acquisitions and joint ventures without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that we will be able to carry out any such transactions in accordance with our plans, or that we will succeed in realizing any potential synergies, cost savings or other expected benefits.

     Our ability to continue to expand our operations through acquisitions will depend upon our ability to consummate acquisitions on terms acceptable to us. We face challenges in integrating any acquisition into our businesses and may need to invest significant capital and resources in the acquired businesses. Acquisitions of businesses in new markets will also require us to hire and retain qualified personnel and expose us to uncertainties that are new to us. In addition, because we may incur additional debt to finance new acquisitions, our financial expense would increase as we pay interest on that debt.

     We may experience design and manufacturing difficulties, causing our business to suffer.

     The mid- and premium-price categories of the prescription eyewear and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative eyewear designs which are perceived to represent an improvement over products otherwise available in the market. Our future success will depend on our continued ability to develop and introduce such innovative products.

     In addition, our future success will also depend on our continued access to raw materials and manufacturing equipment and processes. Production difficulties, including capacity and supply constraints and excess inventory levels, could have a material adverse impact on our business, results of operations and financial condition. For example, production and supply chain difficulties at the lens facilities transferred to BBGR in 2001 had a negative impact on operations in the second half of 2001 and the first half of 2002. Further, any disruption in the operations in any of our facilities, whether due to technical or labor difficulties, destruction of or damage to any facility or other reasons, could have a material adverse effect on our business, results of operations and financial condition.

We may also experience production, distribution and marketing difficulties that could harm our business.

     The mid- and premium-price categories of the prescription eyewear and sunglasses markets in which we operate are highly competitive. Management believes that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient distribution network, our business, results of operations and financial condition could suffer.

     Further, we may be unsuccessful at channeling consumer preferences towards our products. Our business could be adversely affected by such a failure, in addition to the substantial advertising and marketing costs incurred by the failed marketing efforts.

Our future success depends, in part, on our ability to achieve and manage growth.

     Our business has grown significantly in recent years, particularly as a result of our acquisition of D&A and General Optica. In order to achieve and manage our growth effectively, we will be required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management-level and other employees. If we are unable to manage these matters effectively, our business, results of operations and financial condition could suffer.

Our business is very dependent on our ability to negotiate and maintain favorable license arrangements.

     We have entered into license agreements that enable us to manufacture and distribute prescription eyewear and sunglasses principally under the names Prada, Fendi, Etro, La Perla, Celine, Loewe, Givenchy, Fila Eyes, Onyx and others. The percentage of our sales attributable to licensed brands has increased in recent years, accounting for 54.8% of the sales of our wholesale and manufacturing segment in 2002. These license agreements typically have terms of between one and five years. We believe that our ability to maintain and negotiate favorable license agreements or alternative arrangements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, our inability to negotiate and maintain satisfactory license arrangements with leading designers could have a material adverse effect on our business, results of operations and financial condition.

     In addition, each of these licensors has final approval over all eyeglass frames and other products bearing the licensor’s proprietary marks, and the frames must meet the licensor’s general design specifications and quality standards. Consequently, each licensor may, in the exercise of its approval rights, delay the distribution of eyeglass frames bearing its proprietary marks. Accordingly, there can be no assurance that we will not be subject to delays resulting from disagreements with, or an inability to obtain approvals from, our licensors. These delays could materially and adversely affect our business, operating results and financial condition.

     Some of our licenses limit our right to market and sell products with competing brand names and/or limit the markets in which we are able to use the licensed brands. We expect that some of the future licenses we obtain will contain some limitations on competition within market segments. Our growth, therefore, will be limited to capitalizing on our existing licenses in the markets for sunglasses and prescription eyewear and to introducing eyewear in other markets. In addition, there can be no assurance that disagreements will not arise between us and our licensors regarding whether certain brand-name lines would be prohibited by the license agreements. Disagreements with licensors may adversely affect sales of our existing products or prevent us from introducing new eyewear products in market segments we believe are not being served by our existing products.

We lost certain tax benefits in September 2001 and April 2003; our effective income tax rate will therefore increase significantly towards the statutory rate.

     We have historically derived significant benefits from the Italian government’s investment incentive program for the Longarone area implemented as part of a package of relief measures after the Vajont dam catastrophe in 1963. In particular, a substantial portion of our income before income taxes has historically been derived from Dierre S.r.l. (prior to its merger into De Rigo S.p.A. in January 2002) and, to a much lesser extent, from Quattro Valli Italian Flair S.r.l., each of which has been entitled to income tax exemptions under the Vajont Relief Program. The tax exemption from which Dierre benefited expired in September 2001, and that with regard to Quattro Valli expired in April 2003. We do not expect new tax benefits to be introduced by the Italian government relating to operations in the Longarone area or any other area in Italy where our facilities are currently located. Consequently, we expect our effective income tax rate to increase significantly towards the statutory rate.

If we are unable to protect our proprietary rights, our business and financial results may be harmed.

     We rely on trade secret, unfair competition, trade dress, trademark and copyright law to protect our rights to certain aspects of our products, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks, all of which we believe are important to the success of our products and our competitive position. However, pending trademark applications may not generate a registered trademark, and any trademark registration that is granted may be ineffective in thwarting competition and could be held invalid if subsequently challenged. The actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights, or they could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States.

     We devote financial and other resources to defend our proprietary rights. If the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. Additionally, an adverse determination in any dispute involving our proprietary rights could require us to grant licenses to, or obtain licenses from, third parties, or could prevent us from manufacturing or selling our products or could subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business is subject to risks relating to international sales and exposure to changing local conditions.

     We currently operate in many countries, and therefore, we are subject to various risks inherent in conducting business internationally, including: exposure to local economic, political and civil conditions; export and import restrictions; currency exchange rate fluctuations and currency controls; changes in government regulations, including those relating to payments for prescription eyewear; withholding and other taxes on remittances and other payments by subsidiaries, investment restrictions or requirements; and local content laws requiring that certain products contain a specified minimum percentage of domestically-produced components. For example, the recent appreciation of the euro against the Pound Sterling has reduced the value in euro terms of the contribution of D&A, our British retail chain, while the recent economic crisis in Argentina led us to divest our former distribution subsidiary in that country. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but may have a significant effect on our business, results of operations, financial condition and prospects.

Our future success depends, in part, on attracting and retaining qualified personnel.

     Our ability to be competitive will depend, to some degree, on our ability to attract and maintain highly qualified managerial, manufacturing, sales and marketing personnel. There can be no assurance that we will be able to continue to recruit and retain such personnel. In particular, we have been dependent on certain key management personnel in the past, and the loss of any of such key personnel may have a material adverse effect on our business, results of operations and financial condition.

Since a majority of our outstanding Ordinary Shares are owned by the De Rigo brothers, they exert significant control over the Company and its operations.

     At June 24, 2003, Mr. Ennio De Rigo, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, and Mr. Walter De Rigo, a Director of the Company, together owned approximately 73.6% of the Company’s outstanding Ordinary Shares. The De Rigo brothers will continue to control the election of the members of our Board of Directors and the outcomes of other matters submitted to a vote of the shareholders. As a result, they will be able to control the Company and its operations. Because a change of control would be difficult to achieve without the cooperation of the De Rigo brothers and our Board of Directors, the holders of the Ordinary Shares and the ADSs may be less likely to receive a premium for their shares upon a change of control of our company.

Risk Factors Relating to the American Depositary Shares

     Our share price may be volatile.

     Our share price is likely to fluctuate in the future due to the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including: quarterly variations in actual or anticipated results of our operations; changes in financial estimates by securities analysis; actions or announcements by our competitors; regulatory or legislative actions; market outlook for the fashion sunglasses and prescription eyewear industry generally; departures of our key personnel; and future sales of our ADSs. These broad fluctuations may adversely affect the market price of the ADSs.

Since most of our assets are located outside of the United States, you may face difficulties in bringing and enforcing suits against us.

     Our executive offices and a substantial portion of our assets are located in Italy. In addition, the De Rigo brothers and all of the members of our management and Board of Directors are citizens of

European countries who reside in Europe. As a result, you may not be able to effect service of process outside Italy upon the Company, our directors or other key personnel.

     We may not pay dividends on the ADSs.

     Although dividends may be recommended by our Board of Directors for approval by shareholders at our annual general meeting, we have paid dividends only three times in the past seven years.

     Future sales of Ordinary Shares or ADSs could depress our share price.

     Sales of substantial numbers of Ordinary Shares or ADSs (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Ordinary Shares or ADSs or our ability to raise capital through a public offering of our equity securities.

Item 4. Information on the Company

HISTORY AND CORPORATE STRUCTURE

     De Rigo is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories. As a result of the acquisition of D&A in late 1998 and General Optica in early 2000, De Rigo is now one of the largest optical retailers in Europe. Designed in Italy, the Group’s products are distributed in about 80 countries worldwide, primarily in Europe, Asia and the Americas. The Company distributes its products under its own brand names — Police, Sting, Lozza — as well as under the licensed brands Fendi, FilaEyes, Etro, La Perla, Onyx, Prada, Celine, Loewe, Miu Miu, Helmut Lang, Jil Sander, Givenchy and Furla. In 2002, the Group recorded net sales of €512.5 million and generated net income of €10.6 million.

     The Company was incorporated in 1978 as a società a responsabilità limitata, or limited liability company, in Limana, Italy. Initially, the Company operated as a third party contractor for the production of sunglasses, prescription eyeglass frames, and eyeglass components. By the beginning of the 1980’s, the Company began to produce its own lines of sunglasses, and, within a few years, established itself as one of the leading Italian producers of sunglasses in the mid- to premium- price categories, with its Police brand attaining particular popularity among the younger generation.

     In 1992, the Company merged with Argosol S.r.l., another manufacturer of sunglasses and prescription eyeglass frames that was wholly owned by the De Rigo brothers. By the early 1990’s, and as a result of the acquisition of the Lozza brand in 1992, the Company began to produce sunglasses and eyeglass frames under brand names licensed by renowned fashion houses, such as Fendi, and soon became one of the world leaders in the mid- to premium price categories of sunglasses.

     In early 1995, the Company was converted to its present form as a società per azioni, or corporation limited by shares, organized under the laws of the Republic of Italy. Under its current Statuto, or By-Laws, De Rigo S.p.A. has a duration of 25 years, expiring on December 31, 2020.

     In recent years, the Group’s expansion has been focused on its entry into the retail optical business through its acquisition of D&A in 1998 and General Optica in 2000 and on the growth of its designer lines, particularly through the EID joint venture it formed with the Prada Group in 2000 and its 2001 marketing and distribution agreement with the LVMH Fashion Group.

     As of June 24, 2003, the Company’s principal manufacturing subsidiary is Quattro Valli Italian Flair S.r.l. (“Quattro Valli”) which, together with the Company, designs and manufactures metal and plastic eyeglass frames for the Group. See “—Design and Manufacturing—Manufacturing”. The Group’s former manufacturing subsidiary, Dierre S.r.l. (“Dierre”), was merged into De Rigo S.p.A. in January 2002. The Company’s distribution subsidiaries are Vogart Line España S.A. (“Vogart España”), De Rigo Deutschland GmbH (“De Rigo Deutschland”), De Rigo France S.a. (“De Rigo France”), De Rigo UK Ltd. (“De Rigo UK”), De Rigo Nederland B.V. (“De Rigo Nederland”), De Rigo Hellas A.E.E. (“De Rigo Hellas”), De Rigo Japan Ltd Co. (“De Rigo Japan”) and De Rigo Hong Kong Ltd. (“De Rigo HK”). These manufacturing and distribution subsidiaries comprise De Rigo’s wholesale and manufacturing segment (“Wholesale and Manufacturing”). Each of these companies distribute certain of the Group’s eyewear lines in Spain, Germany, France, the United Kingdom, the Netherlands, Greece, Japan and Hong Kong, respectively. Eyewear manufactured by De Rigo and sold under the Prada, Miu Miu, Helmut Lang and Jil Sander brand names are distributed worldwide through E.I.D. Eyewear International Distribution S.A. (“EID”), a joint venture with Prada in which the Group holds a 51% interest and which comprises De Rigo’s EID segment. The Group also operates as an optical retailer in the United Kingdom through its subsidiary D&A and in Spain and Portugal through its subsidiary General Optica, which together form the Group’s retail segment (the “retail segment”). See Item 5 “Operating and Financial Review and Prospects”.

     Quattro Valli is 100% owned directly by the Company. Vogart España, De Rigo Deutschland, De Rigo France, De Rigo UK, De Rigo Nederland, De Rigo Hellas and EID are 59.3%, 100%, 100%, 80%, 100%, 51% and 51% owned directly by the Company, respectively. The Company indirectly controls 100% of each of D&A and General Optica through Vantios Ltd. and General Optica Internacional Sa, respectively; each of these companies is an intermediate holding company that is 100% owned by the Company. The Company also indirectly controls 90% of De Rigo Japan and 80% of De Rigo Hong Kong through De Rigo Nederland and 51% of EID USA LLC through De Rigo USA, a wholly owned subsidiary of the Company that formerly served as a distribution subsidiary for the U.S. market but is now only a sub-holding company. Each of these companies is incorporated under the laws of its principal place of business.

     Mr. Ennio De Rigo, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Walter De Rigo, a Director of the Company, indirectly own 71.5% of the Company’s outstanding Ordinary Shares (primarily through De Rigo Holding B.V. (“De Rigo Holding”)) and directly hold 2.1% of the Company’s outstanding Ordinary Shares. The De Rigo brothers established De Rigo Holding to hold and manage their interests in the Company and to make investments in other industrial sectors in which they participate. See Item 7 “Major Shareholders and Related Party Transactions” and Note 2 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     The Company’s registered office and the Group’s principal executive offices are located at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy, approximately 110 kilometers north of Venice and 15 kilometers north of Belluno in the Veneto region of northeast Italy. The telephone number of the Company’s principal executive office is (39)(0437) 77 77.

BUSINESS OVERVIEW

     De Rigo is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories. The Group divides its activities into three distinct segments:

•	Wholesale and Manufacturing consists of the design, manufacturing, marketing and distribution of high-quality eyewear to opticians in Italy and to independent distributors and opticians through the Group’s distribution subsidiaries abroad. This segment furnishes eyewear to the Group’s other business units, to which the wholesale and manufacturing segment makes sales at prices that include a markup designed to compensate the unit for its manufacturing activity.

•	Retail consists of the sale of prescription eyeglasses, fashion sunglasses and other optical products through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

•	EID is the Group’s joint-venture with the Prada Group, which conducts product development, marketing and distribution activities related to the Group’s Prada-branded eyewear.

   The following table sets forth De Rigo’s sales by business segment for each of the years indicated.

Sales by Business Segment
(in millions of euros)

	2000	2001	2002

Wholesale and Manufacturing	€105.1	€133.2	€141.1
Retail	340.1	358.4	359.6
EID	23.6	32.1	31.2
Intersegment Eliminations	(12.2)	(18.4)	(19.4)

Total	€456.6	€505.3	€512.5

     The following table sets forth the percentage of the sales of the wholesale and manufacturing segment attributable to sales of De Rigo’s owned brands and licensed brands (including Prada products marketed by EID) for each of the years indicated.

Sales of Owned Brands and Licensed Brands by Wholesale and Manufacturing Segment

	2000	2001	2002

Owned brands	54.1%	47.9%	42.1%
Licensed brands	41.2%	48.9%	54.8%
Other	4.7%	3.2%	3.1%

Total	100.0%	100.0%	100.0%

     The following table sets forth sales of the prescription eyewear and sunglasses marketed by the Group (in units, and as a percentage of unit sales of eyewear) in each of the years indicated:

Unit Sales of Eyewear Marketed by De Rigo
(in thousands)

	2000		2001		2002

Sunglass Unit Sales	2,882	53.4%	3,109	54.6%	3,040	55.3%
Prescription Eyewear Unit Sales	2,513	46.6%	2,582	45.4%	2,457	44.7%

Total Unit Sales	5,395	100.0%	5,691	100.0%	5,497	100.0%

     In 2002, sales in Europe accounted for 90.5% of the Group’s total net sales, with 2.3% of the total being attributable to sales in the Americas and the remaining 7.2% to sales in the rest of the world. The following table sets forth the Group’s net sales by geographic region during each of the periods indicated. See also Note 17 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Net Sales by Geographic Region
(in millions of euros)

	2000		2001		2002

Europe	€414.9	90.8%	€453.2	89.7%	€463.9	90.5%
Americas	14.5	3.2%	17.6	3.5%	12.0	2.3%
Rest of the World	27.2	6.0%	34.5	6.8%	36.6	7.2%

Total net sales	€456.6	100.0%	€505.3	100.0%	€512.5	100.0%

     De Rigo maintains a presence in more than 80 countries and its products are sold in more than 40,000 stores.

     The Group’s eyewear is sold by independent opticians, retail optical chains (including the Group’s own D&A and General Optica) and stores specializing in glasses and eyewear products, including in several markets, chain stores specializing in sunglasses such as Sunglass Hut. The Group’s designer eyewear is sold in the relevant designer boutiques, and, in some cases, in well-known department stores such as Harrods, Selfridges and House of Fraser in the United Kingdom and Galleries Lafayette and Printemps in France.

COMPANY STRATEGY

     Management believes that De Rigo’s position within the mid-to premium price categories of the eyewear market benefits from the following competitive strengths.

•	Brand prestige. De Rigo distributes its products under brand names that management believes benefit from high customer recognition and significant prestige in its principal markets. The brand names employed by the Company include owned brand names, such as Police, Sting and Lozza - which rely on innovative design, product quality and an effective marketing policy in order to build brand awareness - and highly regarded designer brand names licensed to the Group by some of the world’s best known fashion houses.

•	Design originality. De Rigo particularly targets customers attentive to design and fashion trends, and believes its products are characterized by particularly original and innovative designs that are carefully tuned to consumer preferences. Management believes that the Group’s stylistic innovations have established its collections as a point of reference for the entire industry, while maintaining the specific identity of each of its brands.

•	Tailored distribution. De Rigo tailors its distribution strategy to reflect local market conditions. In Italy, the Group distributes its products directly through its network of sales representatives. In most of its other principal markets, De Rigo has developed a network of distribution subsidiaries which it controls. In the United Kingdom, Spain and Portugal, the Company has also developed a wide network of retail stores. Management believes that its direct control of the distribution network in its major markets allows the Group to improve margins while enhancing the image and the prestige of the Group’s products through careful selection of points of sale and a focus on post-sale customer assistance.

•	Integrated production. De Rigo’s production process is generally highly automated, though selected processes also include handicraft techniques. We have developed a long term relationship with our principal suppliers, enabling us to quickly react to changes in market demand while keeping tight control over the quality of materials and individual production steps used by outside suppliers in their manufacturing processes.

     De Rigo seeks to build on these competitive advantages in achieving management’s principal strategic objectives, which include:

•	Expansion in the mid- to premium-price eyewear categories. De Rigo plans to expand its presence in the mid- and premium-price segments of the markets for sunglasses and prescription eyeglass frames - which management believes offer the most attractive profit margins - by capitalizing on the quality of the products it markets under both the Group’s owned brand names and licensed designer brand names. To achieve this goal, the Company intends to:

•	Strengthen its brand portfolio. De Rigo intends to strengthen its current brand portfolio by increasing the visibility of its owned brand names, especially Police and Sting, principally through the use of internationally-recognized spokespersons in advertising, while at the same time consolidating its relationship with the leading fashion houses that currently license designer brand names to the Group. De Rigo also intends to enlarge its brand portfolio by entering into new licensing arrangements with other prestigious fashion houses and launching new brands of its own.

•	Expand distribution. De Rigo intends to expand its distribution channels in markets that the Company believes offer the greatest demand for designer mid- and premium-price eyewear, primarily in Europe, North America, and the Far East. To do so, the Company expects to form new distribution subsidiaries in certain markets while further developing its existing subsidiaries in others.

•	Invest in production. In order to achieve management’s goals of increasing efficiency, reducing costs, and enhancing the technological features of its products while continuing to maintain its high standards of quality, the Company plans to continue to invest in the production process, with a particular focus on automation and the use of innovative new materials.

•	Expansion in the retail market. De Rigo plans to continue to expand its presence in the retail eyewear sector, focusing on sales of prescription eyeglass frames and sunglasses produced by De Rigo or other manufacturers and of contact lenses. To achieve this goal, the Company intends to:

•	Enhance its existing stores. De Rigo intends to enhance many of its existing retail stores, in order to increase its penetration of local markets and better present to consumers the quality of its eyewear collections.

•	Open new stores. De Rigo intends to continue to expand the D&A and General Optica store networks to achieve greater geographical coverage in key areas through directly managed stores or franchised stores.

•	Pursue acquisitions. De Rigo will continue to pursue acquisitions and other strategic transactions that management believes would afford the Company attractive opportunities to continue its geographic expansion by enhancing or establishing its retail presence in those countries in which such a strategy is compatible with the Company’s current distribution network.

PRODUCTS

     The Company’s product portfolio is divided into owned brands and designer lines of prescription eyeglass frames and sunglasses. The Company’s traditional lines are produced under well-established brand names owned by De Rigo and feature conventional and fashion-conscious styles. De Rigo’s designer lines are produced under brand names used by the Company under license agreements or other arrangements and incorporate more contemporary and fashion-forward styling. The Group’s D&A and General Optica retail subsidiaries also sell traditional and designer eyewear produced by third parties.

     De Rigo manufactures over 2,500 models of sunglasses and prescription eyeglass frames. Historically, De Rigo concentrated primarily on the design, production and sale of high-quality, fashionable sunglasses. Sunglasses manufactured by the Group represented 53.3% of the Group’s unit sales of eyewear in 2002 compared with 52.7 % in 2001, with Group-manufactured prescription eyewear representing 27.4 % and 25.1% of unit sales, respectively. Sales of eyewear bearing brands that do not belong to the Group through the retail segment represented the remaining 19.3% and 22.2% of De Rigo’s unit sales of eyewear in 2002 and 2001. Generally, the eyewear sold under each of the Group’s brands, both its owned brands and those licensed from third parties, include collections of both sunglasses and prescription eyewear. The Group’s two core brands, Police and Sting, represented approximately 32.8% and 33.6% of its total eyewear unit sales in 2002 and 2001, whereas De Rigo’s designer lines as a group represented approximately 34.2% and 22.4% of total unit sales.

     Owned Brands

     Eyewear bearing the Group’s owned brands, and conceived and realized by De Rigo, are sold in all of its principal markets. A detailed description of the Group’s most noteworthy owned brands, Police, Sting, and Lozza, follows.

     Police. The first of the Group’s core brands, Police, was created with the goal of selling an entire range of sunglass models associated with a single strong brand image, introducing in Europe a product based on a depiction of an “aggressive urban” American lifestyle. In 1996, De Rigo revamped the Police line in order to shift its target market from aggressive urban young adults to more mature adults (ages 25 to 40) with higher discretionary spending power. In recent years, the Company has continued to invest money in communicating this shift worldwide. Since 1999, Bruce Willis has served as the spokesperson for the Police brand in all markets outside the U.S., Canada and Japan. The brand’s latest publicity campaign in all markets outside the U.S. and Canada features George Clooney, who wears both Police eyeglasses and sunglasses. In addition, David Beckham, the Manchester United and England soccer star, served as the spokesman for the Police sunglass campaign in the United Kingdom and Japan (the latter in connection with 2002 World Cup).

     Sting. This brand, which also has an “aggressive” image, was conceived and designed for the youth market (ages 14 to 24). The line is characterized by a large number of models ranging from very minimalist frames and matte colors to brightly colored and elaborate shapes to suit various tastes. Together with the Police brand, Sting enabled De Rigo to develop the fashion-conscious teenage and young adult market, particularly in Italy. Gabriel Batistuta, the Inter Milan and Argentina soccer star, is currently serving as the spokesman for the latest Sting advertising campaign.

     Lozza. The Lozza brand, the oldest eyewear brand in Italy, offers a wide range of traditional and classic eyeframes. The brand targets the stylistically more conservative adult market (age 40 and older).

     Licensed Brands

     The Group also manufactures and sells eyewear under each of the following “designer” brands pursuant to license agreements or other arrangements covering the relevant brands and trademarks. The Group’s license agreements have terms ranging from one to five years. The following is a brief description of each of the major designer brand names currently marketed by De Rigo.

     Celine. A collection that is designed to be useful, yet glamorous, based on a modern aesthetic that is embodied in luxurious detailing that is identifiable, yet subtle.

     Etro. The Etro collections embody an innovative vision of the tradition originating in the Etro philosophy: sophisticated details and exquisite workmanship reflected in high fashion shapes and materials. The line is aimed at demanding customers in a wide range of age groups.

     Fendi. A collection of high-premium priced designer eyewear. Models are generally characterized by simplicity and clean forms.

     Fila Eyes. A brand comprised primarily of sports/fashion sunglasses and sports shields. FilaEyes aims to satisfy a broad range of different tastes and needs, from lightweight, curved-wrap, metal-framed models to resistant, high-performance models.

     Furla. A worldwide leading brand in the bridge market. Furla products are characterised by an essential and distinctive style. The collections reveal a careful interpretation of trends and are created paying great attention to the needs of a modern international woman.

     Givenchy. A modern, yet timeless, collection for women and men, tailored for the fashion conscious and cosmopolitan Givenchy customer.

     Helmut Lang. The distinguishing characteristics of the Helmut Lang collection are exclusive, minimalist design and the use of sophisticated materials. The collection is characterized by its clean lines and modern spirit.

     Jil Sander. The Jil Sander collection embodies a modern approach while remaining faithful to its retro inspiration. Highlights include special materials and technical components that are specially manufactured in Japan.

     La Perla. A collection designed for the sophisticated woman, the details of which have been conceived to reflect fascination and femininity.

     Loewe. A luxurious modern collection for women and men inspired by Mediterranean culture.

     Miu Miu. The Miu Miu collection is a lively, cheerful line designed for free spirits who move with confidence in the dynamic world of international metropolitan fashion.

     Onyx. A brand created to meet the fashion needs of teenagers. A youthful and trendy collection of well-constructed designs that can give the wearer a wide variety of looks at affordable prices.

     Prada. The Prada eyewear manufactured and sold by the Group is firmly grounded in Prada’s unique fashion heritage. Highly sophisticated styling and production techniques have helped Prada’s products attain worldwide prominence and master craftsmanship remains a primary focus of the modern Prada company. Prada bases its success on a global vision of fashion in a full, creative, productive context. With Prada, there is no single ‘correct’ style for any occasion, only an open-minded regard of styles and materials, with reinvention and transformation of meaning according to context.

DESIGN AND MANUFACTURING

     Every year, the Group introduces two new collections for each of its owned and licensed brands: one for eyeglasses launched in May in conjunction with MIDO (the major world eyewear exposition in Milan), and one for sunglasses each summer. Both collections include new models, as well as the models that enjoyed the greatest success the previous year. In 2002, new models represented roughly 65% of each collection. It takes about 10 months to develop a new collection, a process that includes design, creation of prototypes, and production.

     Design

     The Group believes that its competitive strengths include the variety of its models’ designs and the breadth of its prescription eyewear and sunglasses product lines. The design team responsible for this broad array of styles includes approximately 20 members, consisting of designers and prototype engineers; De Rigo’s design team also collaborates with external designers. Working very closely with the Group’s marketing team, which monitors demand for the Group’s current models as well as general style trends in eyewear, the designers devise new styles utilizing novel forms, materials, and colors. In developing new collections for the Group’s licensed brand names, the De Rigo design team works in close contact with the designer’s own creative staff, who make suggestions based on the current styles of the designer’s clothing and accessories, thus ensuring aesthetic coherence among the designer’s various collections.

     The Group’s design capacity derives from the use by its design team of “computer-aided design/computer-aided manufacturing”, or “CAD/CAM”, technology in the design and prototype manufacturing phases. Although the design team, aided by the CAD/CAM system, designs and produces prototypes of many new models each month, only a selected number of new models are chosen to be added to the Group’s collections each year. Its sophisticated CAD/CAM system enables the Group to design and produce a fully working metal prototype in under 24 hours, and to produce four to five metal prototypes per day. The CAD/CAM system also streamlines the conversion from prototype to production. For example, for the production of metal sunglass or eyeglass frames, the Group makes its own detailed metal molds, which are inscribed by computer-controlled mills using the data stored in the CAD/CAM system. For the production of plastic frames, the automated plastic milling machines used by the Group are programmed by inputting the data stored on the CAD/CAM system.

     Manufacturing

     The primary materials utilized in the production of eyeglass frames are metal and plastic (or a combination thereof). Metal sheets and threads are the primary raw materials used to manufacture metal frames. The unpolished frames subsequently undergo galvanizing and coloring processes during which the frames assume the latest colors of the new collection. The final touches, including the mounting of the lenses, take place at the finishing center. Plastic frames can be manufactured through a pantographic or injection process. In the case of the former, an acetate sheet is cut, folded, and polished to form the front of the frame and the two temple pieces. In the case of the latter, granular plastic is injected into special moulds. The front of the frame and temple pieces are usually colored before being sent to the finishing center.

     The Group uses high-quality raw materials in the manufacture of its products. In the manufacture of its fashion sunglasses, the Group uses high quality lenses produced by several major lens manufacturers. These lenses provide 100% protection from all ultraviolet rays, are impact resistant and are certified to be in compliance with the health and safety standards prescribed by the U.S. Food and Drug Administration (21 C.F.R. §801.410) and the European Union (Directive 89/686/CEE).

     The Group’s manufacturing facilities are located primarily in the Belluno area in northeast Italy, the region in which most of Italy’s eyewear industry is based. In Limana, De Rigo operates two manufacturing facilities for the production of metal frames, while at Longarone, it owns one facility for the galvanization and coloring of metal frames and another for production of pantographic plastic frames. The facility for pantographic plastic frames at Longarone also serves as the finishing center for all of the Group’s optical products (including the products of subcontractors).

     Many aspects of the manufacturing process have been automated, including the production of metal and plastic frame components and the galvanization of metal eyeglass frames. In a traditionally labor-intensive sector, De Rigo has invested in the design and creation of new proprietary robotics and machinery to automate manufacturing tasks, to increase efficiency and to maintain high quality. However, some manufacturing steps, such as coloring and finishing, are still done by hand.

     De Rigo puts particular emphasis on the quality of its products, beginning with the inspection of the raw materials and components and continuing with quality control and process control procedures throughout all manufacturing stages, whether carried out internally or externally by subcontractors. At the end of the production process, all frames are individually inspected. Less than 2% of frames manufactured by the Group have even minor defects at the finishing stage. If any minor defects are detected, frames are repaired or replaced. Despite the high degree of automation of the Group’s production processes, its quality control is for the most part performed manually.

     De Rigo maintains flexibility and capacity in manufacturing by using specialized subcontractors for various production functions (production of frame components and details, galvanizing and coloration, assembly, finishing and production of accessories). Typically, the Group supplies subcontractors with the primary material and components so as to optimize quality control. Moreover, Group technicians regularly visit the subcontractors’ facilities to monitor production quality and verify the promptness of deliveries. In 2002, the Group produced approximately 70% of its production requirements internally, the same percentage as in 2001. In 2003, the Group expects again to subcontract approximately 25% to 35% of its production requirements to third parties.

MARKETING AND DISTRIBUTION

     Marketing

     As a result of the Group’s recent expansion and its increased focus on designer brands and retail operations, management has decided to increase De Rigo’s marketing expenditures, while at the same time integrating and redefining the Group’s various marketing activities so as to meet the challenges of an increasingly competitive global market. In doing so, management is working to transform De Rigo’s marketing operation from one traditionally focused on sales support activity such as point of sale material and consumer advertising into an increasingly strategic part of the Group that is focused on brand management. The necessary integration of marketing activities, including the selection of the frames to be included in each brand’s collection, is followed by the development and implementation of a strategy focused on the correct positioning of each of the Group’s brands in each of the Group’s markets around the world, with differentiated distribution and pricing.

     Wholesale and Manufacturing. The Group’s marketing team monitors the development of the collections, a task that includes the selection of the frames to be included in each brand’s collection, the development and implementation of a strategy focused on the correct positioning of each of the Group’s brands in each of the Group’s markets around the world, and pricing based on the nature of specific markets, including the degree of awareness of a particular brand in that market.

     In Italy, De Rigo advertises its products in the principal fashion publications and magazines of national interest and sometimes on billboards and television. De Rigo also provides opticians with promotional and marketing material, including posters, show cards and displays. Outside of Italy, the Group uses similar channels and exercises a similar degree of control over its marketing message in those countries in which it operates through affiliated distribution subsidiaries. In contrast, in countries where the Group operates through independent distributors, De Rigo generally defers to the judgment of those distributors as to which of the Group’s products should be marketed in the areas they cover. In some cases, however, De Rigo takes part in planning the independent distributor’s marketing budget, and, after approving the budget, contributes towards the distributor’s marketing expenses. EID also uses a number of the marketing methods developed by the wholesale and manufacturing segment.

     Retail. D&A and General Optica’s marketing consists of national television, radio and print media in their respective home markets. The individual retail stores themselves are responsible for campaigns to attract customers to a particular retail store. In this manner, the stores generate direct contact with the client base and develop personal rapport with customers, with the ultimate goal of educating customers about new products and services and encouraging more frequent replacement of eyewear. D&A and General Optica also maintain and periodically update extensive customer databases, which currently contain information on approximately 8 million and 3 million clients and potential clients, respectively.

     Distribution

     The Group distributes its manufactured products through its network of sales representatives in Italy and the countries in which its distribution subsidiaries are based, through independent distributors and through the D&A and General Optica retail stores in the United Kingdom, Spain and Portugal (which also sell eyewear from other manufacturers). De Rigo is present in over 80 countries and its products are sold in over 40,000 retail stores. As part of its strategy, the Group maintains strict control over its distribution network. The Group’s eyewear lines are sold through independent opticians, optical retail chains and optical specialty stores, including, in certain markets, sunglass specialty chains such as Sunglass Hut. In addition, the Group’s fashion sunglass lines are sold in certain markets through major department stores with large optical departments, such as Harrods, Selfridges and House of Fraser in England and Galleries Lafayette and Printemps in France. In order to preserve the integrity of its brand images, the Group encourages sales of its eyewear exclusively through quality retail stores at suggested manufacturer’s retail prices, makes every lawful effort to prevent discounting of its products and discourages any manner of sale that would degrade its products’ brand images.

     Wholesale and Manufacturing Segment

     Italy. In the fragmented Italian retail eyewear market, the Group distributes its products through its network of sales representatives, who currently have an aggregate of approximately 6,000 customers selling through roughly 7,200 points of sale. As of December 31, 2002, the Group had approximately 68 sales representatives in Italy. Each sales representative is assigned to a particular territory within Italy for which he is the exclusive representative for some of the Group’s eyewear lines. Customers either order eyewear from their sales representatives or directly from the Group. Each sales representative works exclusively for the Group and is paid on a commission basis for sales from their respective territories.

     The Group believes that this method of distribution has been effective, particularly with respect to its Police and Sting brands, and has enabled the Group to achieve a high degree of penetration of the Italian market.

     Export—Distribution Subsidiaries The Group’s distribution subsidiaries represent an important element of its distribution strategy. The Group believes that distributing through its own subsidiaries in certain markets enables it to manage better the image of its brands, its sales efforts in these markets and its customer service activities. The Group generally seeks to establish distribution subsidiaries only in markets where it believes that direct control would be most effective in implementing its marketing strategy. As of December 31, 2002, there were distribution subsidiaries in Germany, Spain, France, the Netherlands, the United Kingdom, Greece, Japan and Hong Kong.

     The distribution subsidiaries have the exclusive right to distribute the Group’s brands within a designated territory. As of December 31, 2002, the Group’s distribution subsidiaries employed approximately 99 sales representatives, of whom 29 were compensated on a combined salary and commission basis, with the others compensated solely on a commission basis.

     Export—Independent Distributors Outside of Italy, the United Kingdom, Spain, Portugal and countries in which the Group has distribution subsidiaries, the Group sells its sunglasses and prescription eyeglass frames through independent distributors in approximately 70 countries. Pursuant to distribution agreements with the Group, these distributors also have the exclusive right to sell certain of the Group’s lines in designated territories. A distributor may sell one or more of the Group’s lines within its territory, depending on the terms of the relevant distribution arrangement. The Group maintains close contact with the independent distributors in order to monitor sales in the relevant markets. Almost all orders for eyewear are given to the Group by the distributor, and the Group ships the ordered goods to the distributor, who then delivers them to the retailer. Prices of the Group’s exported products generally are fixed in euro and vary from market to market, subject to adjustment for shipping costs and customs duties.

     The sales of the Group’s wholesale and manufacturing segment, including sales to the other segments, totalled €141.1 million (or 27.5% of total net sales) in 2002, as compared with sales of €133.2 million (or 26.4% of total net sales) in 2001.

     EID: Prada Joint Venture

     In 1999, De Rigo and the Prada Group agreed to create a joint venture for the manufacture and distribution of Prada-brand eyeglass frames and sunglasses. Central to the joint venture was the incorporation of a new company, Eyewear International Distribution SA (“EID”), that is owned 51% by De Rigo and 49% by Prada. The new company seeks to take advantage of the specialized expertise of its two parent companies: the creation of collections, positioning of products, and broad marketing strategies are the responsibility of Prada, while De Rigo is responsible for the actual production (creation of prototypes and subsequent manufacture) of the collections. Major business decisions (including adoption of a business plan) require the approval of both parties. The continued existence of the joint venture is linked to the periodic renewal of the Prada brand license to EID.

     EID sells eyewear bearing the Prada, Miu Miu, Jil Sander, and Helmut Lang brands. Its distribution strategy is based on the principle of using only the most select retail distributors. EID relies on national networks of employees who select retail stores for the sale of Prada eyewear products. Among the criteria considered in the selection of retail stores is a store’s location, the tastefulness of its window displays, and the quality of its customer assistance.

     EID develops relationships with retailers not only through direct visits, trade fairs, and national expositions, but also through “trunk shows,” held in Prada showrooms and boutiques (or other prestigious locations), targeting a limited number of retailers operating in the area. Limiting the number of retail stores who are authorized to sell Prada eyewear products allows EID to continue to closely monitor all aspects of the process.

     In addition to the sale of prescription eyewear frames, EID also sells sunglasses through Prada boutiques, retailers of Prada products, and several renowned department stores including Neiman Marcus, Saks, Bergdorf Goodman, Harrods, and Selfridges. For post-sale customer assistance in particular markets, EID relies on its foreign subsidiaries and several of De Rigo’s own distribution subsidiaries.

     EID’s sales, including sales to the other segments, totalled €31.2 million (or 6.1% of total net sales) in 2002, as compared to sales of €32.1 million (or 6.4% of total net sales) in 2001.

     Retail Segment

     The Group’s retail segment comprises D&A, with stores throughout the United Kingdom and General Optica, with stores in Spain and Portugal.

     Dollond & Aitchison

     In December 1998, the Group acquired 100% of the British optical chain Dollond & Aitchison. D&A is arguably the longest established optical chain in the world (having been founded in 1750). D&A operates a retail network throughout the United Kingdom that was comprised of 232 company-owned stores (including 23 “optical megastores”) and 146 franchised stores at June 1, 2003.

     Retail sales through D&A totalled €236.2 million in 2002 and comprised 46.1% of the Group’s total net sales, as compared with sales of €247.7 million (or 49.0% of total sales) in 2001. In 2002, D&A sales of De Rigo products (almost exclusively eyeglass frames) accounted for approximately 22.9% of D&A’s total revenues from eyeglass sales, from18.9% in 2001. In 2001, the most recent year for which market share data is available, D&A’s owned retail network had a share* of 8.1% of the British optical market based on value of products sold; its share of this market rose to 9.8% if its franchised stores were included. In 2001, D&A’s estimated share of the British market for contact lenses and solutions by value reached approximately 24.3%.

     D&A’s service is focused on providing professional eye examinations and on assisting customers in choosing eyeglass frames and lenses. In the United Kingdom, D&A’s main competitors tend to center their marketing on one hour service or on price. Market research commissioned by D&A found (i) that customers fundamentally feel unattractive wearing spectacles and uncomfortable when buying them; (ii) that customers want honest, straight-forward advice on what suits them; and (iii) that customers want outstanding value for money in terms of pricing, quality and after-sales service. On the basis of these findings, D&A formulated a marketing strategy that focused on customer service, cultivating an exemplary level of service that has earned D&A the honor of a Royal Appointment.

     In order to improve its assistance of customers in choosing eyeglasses, D&A (together with well-known consultants in the field) developed the Styleeyes and Computereyes services. Styleeyes adapts techniques in aesthetic consulting typically used in the cosmetics industry to identify the shape and color of frames that best match the customer’s face. Computereyes allows the consumer to see on a computer screen how he or she would look wearing different eyeglass frames. The quality of service offered by D&A professionals is regularly monitored through the use of customer satisfaction forms filled out by clients. This evaluative process constitutes the base of the incentive program for company employees working at its retail stores.

     Management believes that D&A’s presence throughout the United Kingdom has enabled it to earn wide recognition of its brand name and the concomitant image of quality and innovation. In order to further develop its customer relationships, D&A established the Contact Lenses by Post service, which provides periodic mail deliveries of contact lenses to D&A’s clients. This service, the only one of its kind in the United Kingdom offering a wide range of products from different suppliers, has allowed D&A to increase customer loyalty significantly while at the same time providing a readily available channel for direct marketing. Contact Lenses by Post has also enabled D&A to broaden its share of the contact lenses market by reaching consumers in the 18-40 age group, as well as consumers above the age of 40 who typically use eyeglasses. As of June 1, 2003, roughly 185,000 clients are active customers in the program, and D&A believes that Contact Lenses by Post continues to offer significant potential for growth.

     D&A is completing a restructuring of its business in order to better compete in the British optical market. This restructuring process includes the refocusing of the D&A brand; the restructuring of its branch network; reorganizing the supply chain so as to optimize the efficiency of purchasing and inventory management; re-engineering D&A’s information technology system; and reviewing and repositioning of the products and services D&A offers its customers.

     The refocusing of the D&A brand name - a strategy designed to enable D&A to reach a wider range of consumers with greater disposable income - is focused on improving D&A’s assistance in helping customers choose optical products within its retail stores. In working towards this goal, D&A has

*	All market share data relating to D&A in this annual report is taken from the European Optical Industry Handbook 2001/2002.

concentrated on building a professional and customer-sensitive culture, re-engineered its employee compensation structure to include performance-based incentives - especially for store employees -expanded training to reach all members of the D&A organization, and introduced new management techniques.

     The restructuring of the network of stores has brought with it the conversion of less-strategic company-owned retail stores into franchise retail stores, as well as the consolidation of retail stores within the same regional market into more central stores with heightened competitive viability.

     As part of its restructuring, D&A has divested its manufacturing facilities, selling all of the assets of its two lens laboratories to BBGR Ltd., a wholly owned subsidiary of Essilor International SA, the world’s largest lens manufacturer, and transferring all related employees to BBGR in July 2001. The agreement with BBGR also includes a long-term supply arrangement that is expected to allow the parties to develop mutual synergies along the lens supply chain - an agreement D&A believes will significantly reduce its operating costs now that initial supply chain-related difficulties appear to have been resolved.

     The underlying strategy of this comprehensive ongoing effort incorporates a focus on customers, colleagues and the way D&A does business, with the goal of achieving D&A’s mission of becoming the best optical retailer in the United Kingdom. The program focuses on changing the way D&A had traditionally operated by paying increased attention to the quality of central management, while at the same time introducing a clear mission and performance-related culture among the staff of the stores that make up the branch network. As of December 31, 2002, 2,437 individuals were employed by D&A.

     General Optica

     General Optica has been the leading company in the Spanish optical sector since it was founded in 1955. In February 2000, General Optica became part of the De Rigo Group. See Note 3 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     At June 1, 2003, General Optica’s network of stores consists of 136 directly owned stores in Spain, 9 in Portugal and 11 stores in Spain under franchising agreements. Although the name General Optica is well known throughout Spain thanks to its long tradition in the sector, its retail stores are primarily located in northern and eastern Spain, particularly Catalonia and the Basque Country. General Optica’s recent policy expansion has increased its presence in new areas of Spain, as well as those in which it previously maintained only a minimal presence. General Optica retail stores share a common storefront and interior design, rendering them easily recognizable to consumers. Typically, General Optica stores are positioned in the principal shopping districts of major Spanish cities. As in the case of D&A, management believes that General Optica’s success is based on the professionalism of its staff, the quality and variety of its products and services and a comprehensive program of guarantees designed to ensure customer satisfaction. In contrast to D&A, General Optica offers service within an hour for certain styles of frames in some of its stores located in shopping malls.

     General Optica posted sales of €123.4 million (or 24.1% of the Group’s total net sales) during 2002, as compared with sales of €110.6 million (or 21.9% of total sales) in 2001.

     In recent years, General Optica has renewed and expanded its network of establishments considerably. In particular, General Optica has demonstrated its ability to adapt by introducing a new store concept that is notably more spacious and attractive than its predecessors, with a modern, bright, minimalist design that is intended to set the standard for opticians of the future. This new type of store has a more modern, open, interactive air, in which prominence is given to a large display of frames and sunglasses, providing customers with what General Optica believes they want: the opportunity to look at, try on and choose products in complete freedom. In an effort to expand its range of services and monitor the interest of its customers in laser eye correction surgery, General Optica has established a consultation service in certain of its stores in collaboration with local laser surgery clinics.

     General Optica benefits from a highly qualified team of professionals who receive ongoing training, employing more than 1,200 dedicated individuals who can offer customers excellent service.

     The stores that form part of General Optica’s retail network employ management software designed to provide high levels of quality and speed in their delivery of services. This information system is capable of identifying trends in customer demand, so that the range of products on offer in the stores may be quickly adapted to customer needs.

     As a company that is expanding, General Optica plans to acquire or open additional new stores in the Iberian peninsula within the next three years, seeking to further consolidate the leading position that it holds in Spain. General Optica estimates that it had a market share of approximately 10.9% in the Spanish optical market in 2001, based on value of products sold.

     General Optica also has established itself as a company that is sensitive to the needs of the communities it serves. Through campaigns conducted in its network of eyecare centers, it has succeeded in increasing awareness of eye-related problems in Spain and Portugal, collecting used glasses for distribution to underprivileged groups and providing support for collaborative ophthalmology projects in developing countries, which have received recognition from important national organizations.

COMPETITION

     De Rigo believes that its quality of products, its control over all aspects of production, its range of designer brand names, and its carefully selected network of distributors position the Company to compete successfully in the mid- to premium-price categories of the eyewear product market.

     The eyewear industry is highly competitive and fragmented. As the Group has historically marketed its products primarily in Italy and the rest of Europe and Asia, it competes with different companies in different markets. The Group believes that its principal competitors in its major geographic markets include Luxottica (Chanel, Vogue, Persol, Versace, Ray Ban, Killer Loop and Revo brands), Oakley (Oakley brand), Safilo (Gucci, Diesel, Dior, Armani and Polo brands), Marchon (Calvin Klein and Donna Karan brands) and Marcolin (Dolce & Gabbana and Replay brands).

     In the retail distribution markets of the United Kingdom, Spain, and Portugal, De Rigo competes against national and international chains as well as independent opticians. Among the chain stores, the Group believes that its principal competitors are Specsaver, Boots the Optician, and Vision Express in the United Kingdom, Visionlab and Optica 2000 in Spain, and Multiopticas in Portugal.

ITALIAN GOVERNMENT INCENTIVE PROGRAM

     In November 1963, the Italian Government introduced the Vajont Relief Program for the Longarone area as part of a package of relief measures enacted shortly after the Vajont dam catastrophe that devastated the area. Two of the Group’s companies, Dierre (which was merged into De Rigo S.p.A. in January 2002) and Quattro Valli, have located their registered offices and facilities in Longarone and have historically benefited from the Vajont Relief Program. See “Risk Factors - We lost all tax benefits in September 2001 and in April 2003; our effective income tax rate will therefore increase significantly towards the statutory rate.”

     Tax Benefits

     The Vajont Relief Program provided that new businesses located in the areas affected by the Vajont dam catastrophe would receive a ten-year exemption, beginning on the date of commencement of their operations, from the national corporate income tax (Imposta sui Redditi delle Persone Giuridiche, or “IRPEG”, currently levied at a 36% rate) and the local income tax (Imposta Locale sui Redditi, or “ILOR”, then levied at a 16.2% rate). The program’s tax benefits were repealed in December 1993. However, the Italian Government specified that those companies that had already accrued the right to the tax exemptions as of January 1, 1994, which include Dierre and Quattro Valli, would continue to enjoy the tax exemptions through the expiration of their respective ten-year periods. In 1998, the Italian Government eliminated the ILOR tax along with certain other minor taxes, replacing them with the new Regional Tax on Productive Activities (Imposta Regionale sulle Attività Produttive or “IRAP”), which is currently levied at a 4.25% rate. Companies that had benefited from an exemption from ILOR continue to enjoy equivalent tax benefits with respect to the new IRAP tax. See Note 11 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Dierre’s ten-year exemption was granted in 1992, covering income earned during the period beginning September 2, 1991 and ending September 1, 2001. Quattro Valli’s exemption was granted in 1994 and covers income earned from April 21, 1993 to April 20, 2003. The Group does not expect that new tax benefits will be introduced by the Italian Government with respect to operations in the Longarone area or the other areas where its facilities are currently located.

TRADEMARKS

     The Group’s products are sold under the Police, Sting and Lozza brand names, which have been registered as trademarks of the Company in substantially all of the principal markets in which they are used by the Group. In Spain, however, the Police name is registered to another manufacturer of sunglasses and, as a result, the Group markets its Police models in Spain under the name Vogart. Management believes that its established brand identities and trademarks are an important part of its strategy. See “—Company Strategy”.

     The Group also sells products pursuant to license agreements or other arrangements under the following trademarks: Fendi, Fila Eyes, Etro, La Perla, Miu Miu, Helmut Lang, Jil Sander, Onyx, Prada, Celine, Loewe, Givenchy and Furla. De Rigo’s license agreements have terms ranging from one to five years, and some of the licenses limit De Rigo’s right to market and sell products with competing brand names and/or limit the markets in which it is able to use the licensed brands. Group has no reason to expect that any of these license agreements or arrangements will be terminated by the party granting the license upon their expiration. However, the Group believes that early termination or non-renewal of some or all of its license agreements or arrangements could have a material adverse effect on the Group’s operations, since sales of eyewear under such brand names and trademarks represent a material percentage of the Group’s net sales. See “Risk Factors — Our business is very dependent on our ability to negotiate and maintain favorable license arrangements.” in Item 3 and “—Products”.

INSURANCE

     The Group maintains insurance against a number of risks. The Group insures against loss or damage to its facilities, against theft, loss or damage to its products while they are in transit to customers when transportation is the Group’s responsibility and against general liability to third parties. Although the Group does not cover 100% of these risks, management believes that the Group’s present level of insurance is adequate in light of its past experience.

SEASONALITY AND AVAILABILITY OF RAW MATERIALS

     In 2002, 55.3% of the Group’s unit sales consisted of sunglasses, for which the peak sales period at the wholesale level is during the first four months of the year. Historically, this factor has tended to cause the Group to record a higher proportion of its revenues during the first half of the year. However, the increase over time in the percentage of the Group’s sales represented by prescription frames, which are not subject to seasonal peaks, has mitigated and is expected to continue to mitigate the seasonality of the Group’s sales as a whole. The seasonality of sales of sunglasses and the timing of the launch of new fashion collections has generally had the effect of increasing the Group’s marketing expenses during the second and third quarters of the year.

     Generally, the raw materials and components used in the Group’s products are available in sufficient supply from a number of suppliers. However, certain products with innovative fashion content, such as lenses with innovative coatings or coloring, or unusual materials, such as special types of plastics produced only for the Group, are not generally available from a number of alternative sources. Any interruption of supply from the Group’s current sources of such products could therefore produce delays in production.

DESCRIPTION OF PROPERTY

     The general location, use and approximate size of the principal properties used by the Group as of December 31, 2002 are set forth below.

		Total Area
Location	Use	(in square meters)

Longarone (BL), Italy	Group headquarters, manufacturing facility and distribution center	16,946
Longarone (BL), Italy	Manufacturing facility	1,972
Longarone (BL), Italy	EID Italia distribution center	1,680
Limana (BL), Italy	Manufacturing facility	5,878
Limana (BL), Italy	Manufacturing facility	850
Barcelona, Spain	Distribution center	368
Barcelona, Spain	General Optica head office	2,139
Barcelona, Spain	General Optica warehouse	523
Barcelona, Spain	General Optica warehouse	1,640
Barcelona, Spain	General Optica warehouse	2,612
Barcelona, Spain	General Optica training center	820
Korschenbroich, Germany	Distribution center	410
Korschenbroich, Germany	Warehouse	100
Bellignat, France	Distribution center	491
Hoofddorp, The Netherlands	Distribution center	200
Watford, United Kingdom	Distribution center	281
Athens, Greece	Distribution center	350
Birmingham, United Kingdom	D&A head office	1,593
Birmingham, United Kingdom	Training center	924
Birmingham, United Kingdom	Distribution center	2,435
Bioggio-Lugano, Switzerland	EID head office	443
Hong Kong, China	Distribution center	35

     At December 31, 2002, the Group also owned and operated 232 retail stores with an average retail area of 95 square meters in the United Kingdom and of 136 retail stores in Spain and 9 retail stores in Portugal, which have an average retail area of 253 square meters. As of the same date, D&A owned a freehold interest in 48 of its properties and General Optica owned a freehold interest in 35 of its properties. Almost all of the Group’s other retail properties (as well as the land on which its owned stores are located) are leased. All of the listed properties located in Italy are owned by the Group, except the smaller of the two manufacturing facilities in Limana, which is leased from third parties. All of the listed properties located outside Italy and the United Kingdom are leased by the Group pursuant to long-term leases, except for the distribution center in Korschenbroich, Germany, which is owned by the distribution subsidiary in Germany in which the Group has a 100% interest.

     The Group believes that its current facilities are suitable for its needs and are well-maintained. See “—Design and Manufacturing—Manufacturing”. De Rigo completed construction of a new plant in Longarone in January 2002.

Item 5. Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

     The following discussion of the Group’s results of operations and liquidity and capital resources in respect of the fiscal years ended December 31, 2000, 2001 and 2002 is based on the Company’s audited Consolidated Financial Statements and the related Notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and shareholders’ equity, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     De Rigo’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. De Rigo bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

     The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing De Rigo’s financial statements and the following discussion of its results of operations and liquidity and capital resources. De Rigo believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements included in Item 18 of this annual report.

     Accounting for Long-lived Assets. Property, plant and equipment and purchased intangible assets other than goodwill are recorded at acquisition cost. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

     Property, plant and equipment are valued at acquisition or construction cost, less accumulated depreciation. Construction costs include directly allocable costs, an appropriate allocation of material and production overhead and interest accruing during the construction related to debt specifically associated with the related construction project.

     Accounting for long-lived assets and intangible assets involves the use of estimates for determining the fair value at the acquisition date for assets acquired in a business combination, and the useful lives of the assets over which the costs of acquiring these assets are charged to the statement of operations. The useful lives of long-lived assets are subject to such variables as technological feasibility, obsolescence, changes in consumer demand and strategic management decisions.

     When an impairment in the value of assets occurs, nonscheduled write-downs are made. The Company assesses the impairment of identifiable intangibles and long-lived assets whenever there is reason to believe that the carrying value may exceed the fair value and where a permanent impairment in value is anticipated. The determination of impairments of long-lived and intangible assets involves the use of estimates, which include but are not limited to the cause, the expected timing and the amount of the impairment. Impairment is based on a broad measure of factors. In evaluating assets for impairment, the Company typically considers, among other things, technological obsolescence, discontinuance of services, changes in market prices, significant negative industry or economic trends, significant underperformance relative to expected historical or project future operating results and other changes in circumstances that may indicate impairment.

     To assess impairment of property, plant and equipment and amortizing intangible assets for U.S. GAAP purposes, the Company uses the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the analysis described above, management has concluded that impairment indicators exist, the Company will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, an impairment is considered to exist. An impairment charge is assessed by comparing the assets fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, operating results could be significantly affected.

     Valuation of Goodwill. Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life.

     The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life assigned to goodwill is an estimate based on the judgment of management at the time of acquisition. The estimated useful life is subject to adjustment if facts and circumstances indicate that the assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights.

     Nonscheduled write-downs are provided when an impairment in the value of goodwill occurs. De Rigo reviews on a regular basis the performance of its subsidiaries. When there is reason to believe that the goodwill arising from the acquisition of a business is impaired and that the impairment is of a permanent nature, the Company compares the carrying amount of that subsidiary or business to its fair value. The determination of the fair value of a subsidiary involves extensive use of estimates. Methods commonly used by the Company for valuations include discounted cash flow methods, comparable market multiples and quoted stock market prices, if available. Factors affecting estimated fair values typically include discount rates, future cash flows, growth rates, weighted average cost of capital, market prices and control premiums. These estimates, including the methodologies used, are important in determining fair value and ultimately the amount of any goodwill impairment.

          As of January 1, 2002 the Company adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result the Company has ceased amortization of goodwill and indefinite lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset, if available, should be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, operating results could be significantly affected.

          Allowance for Doubtful Accounts. The Company makes ongoing estimates relating to the collectibility of accounts receivable and to maintain a reserve for estimated losses resulting from the inability of customers to make required payments. In determining the amount of the reserve, management considers the historical level of credit losses and makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. This ongoing evaluation considers such factors such as the overall economic climate, regional strengths and weaknesses, legal rights and historical relations, among others. Historically, losses from uncollectible accounts have not exceeded the reserves. Since management cannot predict future changes in the financial stability of customers, actual future losses from uncollectible accounts may differ from the estimates. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event the Company determined that a smaller or larger reserve was appropriate, a credit or a charge to selling and administrative expense would be recorded in the period in which such determination is made.

     Deferred Taxes. The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items, such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must assess in the course of its tax planning process the ability of the Company and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

     Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect the potential inability to fully recover deferred tax assets. The analysis is based on the estimates of taxable income in the jurisdictions in which the Company operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, the Company may need to establish an additional valuation allowance that could adversely affect the Company’s financial position and results of operations.

          Under U.S. GAAP, the Company assesses the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. The probability assessment requires significant judgment regarding the timing of future book and tax reversals, which could be materially different from the actual results.

          Inventory obsolescence The Company has adopted uniform policies across the business to assist management in the identification, valuation and treatment of inventory that is not current or could otherwise be considered obsolete. The identification of this inventory is subject to certain judgments, such as the aging profile of the inventory, the estimated selling prices of the inventory in an other than retail environment, the estimated costs to dispose of the inventory, the overall impact on the associated brand of disposing of the inventory off retail price and the requirement of our licensing and branding agreements to maintain replacement inventory. Our ability to manage our inventory levels, and thus our overall requirements for an obsolescence reserve, are also highly dependent on several factors, some of which are not in our control, such as the overall economic environment, changes in tastes and fashion trends and of the market pressure. Management responds to these factors and others on an ongoing basis, adjusting procurement, delivery and manufacturing schedules on a continual basis in order to maintain an optimum balance between inventory, sales and forecasts. Changes to these assumptions or responses could require an increase or decrease in the inventory reserves in the future, resulting in additional expense or income being recognized in the income statement.

          Other Significant Estimates. The application of Italian GAAP requires management to make other estimates and assumptions. For example, as discussed in more detail in Note 12 of the Consolidated Financial Statements included in Item 18 of this annual report, accounting for pension and other post-retirement and post-employment benefits requires estimates of future returns on plan assets and expected increases in compensation levels.

RESULTS OF OPERATIONS

          Summary

     The following table sets forth certain income statement data expressed as a percentage of the Group’s consolidated net sales for the periods indicated:

	Year Ended December 31,

	2000	2001	2002

Net sales	100.0	100.0	100.0
Cost of sales	36.7	36.5	39.6
Gross profit	63.3	63.5	60.4
Operating expenses	58.1	57.4	57.1
Income (loss) from operations	5.2	6.1	3.3
Income taxes	1.5	1.3	0.0
Net income	3.1	4.2	2.1

     Distribution Channels

     Net sales consist primarily of (i) retail sales by the Group to customers of its British optical retail chain D&A and its Iberian optical retail chain General Optica; (ii) sales by the Group to opticians in Italy, and through its distribution subsidiaries located in major European markets and the Americas to retailers in those markets; (iii) export sales by the Group to independent distributors; and (iv) sales by EID, the Group’s joint-venture with the Prada Group for the distribution of Prada-branded eyewear, to opticians, independent distributors and the Prada retail network in major markets worldwide.

     Retail sales made by D&A and General Optica, subsidiary sales and direct sales to opticians, due to the various markups included in such sales, generate a greater contribution to net sales than that of sales to independent distributors. Retail sales are made at prices that include the retailer markup. Subsidiary sales are made at prices that include the customary distributor markup, taking into account commissions paid to the distribution subsidiaries’ sales representatives. Sales to opticians are made at prices that include a markup that takes into account commissions paid to the Group’s sales representatives in Italy. Sales to independent distributors, however, are made at prices that exclude distributor and retailer markups. Sales made by EID include the distributor markup, while the manufacturing markup is included in the intercompany sales made by the wholesale and manufacturing segment to EID. As a result, changes the relative contributions of the various distribution channels to net sales will affect the average price per unit sold by the Group. For example, an increase in the proportion of sales to independent distributors will result in a decrease in the average price per unit sold, while an increase in the proportion of subsidiary sales will result in an increase in the average price per unit sold. Conversely, the Group’s cost of sales per unit is unaffected by the distribution channels through which such units are sold. Consequently, changes in the relative contributions of the distribution channels to net sales will affect the Group’s gross margin. However, operating expenses are higher for retail sales, subsidiary sales and sales to opticians than for sales to independent distributors, since operating expenses include commissions, advertising and promotion expenses, other selling expenses and general and administrative expenses. Thus, while the gross margin on retail sales, subsidiary sales and sales to opticians may be significantly higher than the gross margin on sales to independent distributors, this difference in gross margin does not translate into a comparable difference in profitability. Accordingly, management believes that the Group’s operating margin, which is net of both cost of sales and operating expenses, is more indicative of the profitability of the Group’s sales.

     Business Segments

     For financial reporting purposes, the Group divides its activities into three main business segments: (i) Wholesale and Manufacturing; (ii) Retail; and (iii) EID.

     Wholesale and Manufacturing consists of the design, manufacturing, marketing and distribution of high-quality eyewear to opticians in Italy and to independent distributors and opticians through the

Group’s distribution subsidiaries abroad. This segment furnishes eyewear to the Group’s other business units, to which the wholesale and manufacturing segment makes sales at prices that include a markup designed to compensate the unit for its manufacturing activity.

     Retail consists of the sale of prescription eyeglasses, fashion sunglasses and other optical products through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

     EID is the Group’s joint-venture with the Prada Group, which conducts product development, marketing and distribution activities related to the Group’s Prada-branded eyewear.

     Tax Benefits and New Tax Laws

     The Group’s results for fiscal years 2000, 2001 and 2002 were significantly and favorably affected by tax benefits available under the Vajont Relief Program. Two of the Group’s subsidiaries, Dierre (which was merged into De Rigo S.p.A. in January 2002) and Quattro Valli, have benefited from full exemptions from Italian corporate income tax (“IRPEG”) and partial exemptions from the local income tax (“IRAP”) under this program. A substantial portion of the Group’s income before income taxes during 2000 and 2001 was derived from Dierre, whose tax exemption expired in September 2001, while Quattro Valli’s tax exemption remained in effect through April 2003. Consequently, De Rigo’s effective income tax rate is expected to increase significantly towards the statutory rate. See “Risk Factors - We lost certain tax benefits in September 2001 and in April 2003; our effective income tax rate will therefore increase significantly towards the statutory rate.” in Item 3.

     The Italian statutory tax rate for 2000 was 41.25%, comprised of a 37% national corporate income tax (“IRPEG”) and a 4.25% Regional Tax on Productive Activities (“IRAP”). A new tax law was enacted in December 2000 and effective January 1, 2001, reduced the IRPEG tax rate from 37% in 2001, 36% in 2002 and 35% for 2003. In 2002, a new tax law was approved that further reduced the IRPEG tax rate for 2003 to 34%.

     The Company decreased its Italian deferred tax assets and liabilities as of December 31, 2000 to reflect the changes in the tax law enacted in December 2000 and 2002. The effect of applying the enacted tax rates in 2000 to existing temporary differences was to increase income tax expense by less than €0.1 million. In addition, in 2002, the Company recognized deferred taxes on temporary differences of its tax exempt companies.

     In 2001, the Italian government enacted an investment tax incentive law with the goal of encouraging capital investments and other expenditures. Companies are eligible to deduct from their otherwise taxable income up to 50% of the amount by which their qualifying capital and other expenditures in fixed assets (both tangibles and specified intangibles) made in the second half of 2001 and during 2002 exceed the average of their investments in such assets during the five previous years. The incentive law also applies to certain expenses incurred in connection with the training of personnel. Application of the incentives results in a one time current deduction from taxable income and neither increases nor decreases the tax basis of the relevant assets used in computing future tax deductions for depreciation and amortization relating to the deductions granted. As a result of these incentives, the Company recognized a benefit of €0.2 million in each of 2002 and 2001.

     In accordance with a Italian government decree enacted in 1997 to encourage investment, the Dual Income Tax (“DIT”) was introduced. In accordance with the decree, a portion of the Company’s income subject to IRPEG is taxed at the reduced rate of 19% instead of the statutory rates noted above. The relevant portion of the Group’s taxable income (amounting to €4.7 million in 2001) is computed by applying a specific interest rate, fixed annually by the Government and currently equal to 6%, to the net increase in the Company’s net equity during the period from December 31, 1996 through December 31, 2001. The application of DIT allowed the Company to decrease its current income taxes by €0.8 million in 2001, while De Rigo was not able to benefit from this incentive in 2002. Deferred taxes on temporary differences at December 31, 2002 and 2001 are accounted for at the tax rate expected to occur in the year of reversal, taking into consideration the enacted IRPEG rates, the expected applicable effect of the DIT benefit and the enacted IRAP tax rate.

     See Note 11 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report, “Risk Factors” in Item 3 and “— Italian Government Investment Incentive Program — Tax Benefits” in Item 4.

     Recent Developments

     First Quarter Sales Results. The Group posted net sales of €139.9 million in the quarter ending March 31, 2003, a 2.0% decrease as compared with the same period last year.

     De Rigo reports net sales and revenues on a consolidated basis as well as sales results for each of its three principal business segments: Wholesale and Manufacturing, Retail and EID. In calculating its consolidated net sales and revenues, De Rigo has eliminated intercompany sales among the Group’s business segments, as detailed in the following table:

Sales by business segment
(in millions of euros, except percentages)

				1Q 2003	1Q 2003

	1Q 2002	1Q 2003		Effect of
				application of	Sales at constant
	Reported	Reported		constant	exchange rates
	sales	sales	% change	exchange rates*	(Non-GAAP)	% change

Wholesale & Manufacturing	€45.4	€41.5	-8.6%	€0.6	€42.1	-7.3%
Retail	94.4	94.5	+0.1%	5.5	100.0	+5.9%
- D&A	62.2	61.8	-0.6%	5.5	67.3	+8.2%
- General Optica	32.2	32.7	+1.6%	0.0	32.7	+1.6%
E.I.D	8.6	8.7	+1.2%	0.0	8.7	+1.2%
Elimination of Intercompany Sales	-5.6	-4.8	-14.3%	0.0	-4.8	-14.3%

Consolidated net sales	€142.8	€139.9	-2.0%	€6.1	€146.0	+2.2%

*) In order to provide a measure of exchange rate fluctuations on the Group’s sales results, De Rigo has also calculated its sales in euro terms for the first quarter of 2003 on the basis of same exchange rates used to calculate sales for the first quarter of 2002. The table above presents a reconciliation of the constant exchange rate figures with the Group’s consolidated net sales under Italian GAAP, with the difference between the two figures reported as the “effect of application of constant exchange rates”. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on a consistent exchange rate basis. The De Rigo Group’s method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

     Consolidated net sales

     The Group’s consolidated net sales of €139.9 million for the first quarter of 2003 were broken down as follows: eyewear sales of €70.9 million, lens sales of €37.6 million, contact lens sales of €18.7 million, and other sales and revenues of €12.7 million, as compared with sales of €72.5 million, €38.3 million, €18.4 million and €13.6 million, respectively, for the first quarter last year.

     As detailed in the table appearing above, foreign currency translation differences had a negative effect on consolidated net sales, which rose by 2.2% on a constant exchange rate basis. These differences primarily related to the translation into Euro of sales made in Pounds Sterling and Japanese Yen, as the average exchange rates for these currencies during the first quarter of 2003 were less favorable than those during the same period last year.

     Analyzing consolidated net sales by geographic area, net sales in Europe decreased by 4.2% to €124.1 million, primarily reflecting the strengthening of the Euro against the Pound Sterling and weak demand in certain markets., particularly Italy. Net sales in the Americas decreased by 20.0% to €3.2 million, primarily due to lower unit sales by the Group’s wholesale and manufacturing segment. Net sales in the Rest of the World increased by 36.5% to €12.6 million, primarily as a result of increased unit sales in the Far East region, notwithstanding the unfavorable trend in Japanese Yen exchange rates.

     The overall result in consolidated net sales reflected the contribution of the Group’s three principal business segments:

     Wholesale and Manufacturing

     Wholesale and Manufacturing sales amounted to €41.5 million, a decrease of 8.6% as compared with €45.4 million posted in the same period last year.

     The decrease in Wholesale and Manufacturing sales was primarily due to a decline of unit sales in certain European markets, primarily in Italy, as well as seasonal effects, as sales in some European markets that had taken place in the first quarter of 2002 were delayed until the second quarter this year. Foreign currency translation differences accounted for 1.3 percentage points of the overall decrease.

     The weakness in certain European and American markets was partially counterbalanced by strong growth in the Rest of the World area, in which the segment posted a 53.5% sales increase that was driven by very good results in the Far East that were primarily attributable to higher sales of the Group’s luxury/designer brands.

     Retail

     Net sales through retail companies amounted to €94.5 million, an increase of 0.1% as compared with sales of €94.4 million in the same period last year.

     Net sales of D&A, the Group’s British retail chain, totalled €61.8 million, a decrease of 0.6%, as compared with sales of €62.2 million posted in the same period last year, reflecting the decline in the value of the Pound Sterling against the euro. In Sterling terms, D&A’s sales increased by 8.2%, and management believes that the increase in Sterling terms was particularly satisfactory, as it was achieved in a British market that was characterized by an overall reduction in demand. This success was primarily due to D&A’s aggressive marketing activity and substantial improvements in level of service provided by the lens plants sold to BBGR, following completion of their restructuring process. At March 31, 2003, D&A operated a network of 233 owned shops and 145 franchised shops.

     General Optica, the Group’s Spanish retail company, reported sales of €32.7 million, an increase of 1.6% as compared to sales of €32.2 million last year. The 1.6% increase was achieved on top of a 13.4% sales increase posted in the first quarter last year. Management believes that the company has continued to gain market share in a generally flat Spanish market and expects that this trend will continue throughout the year as General Optica continues to implement its expansion plan. At March 31, 2003, General Optica operated a network of 140 owned shops and 7 franchised shops.

     EID

     Net sales at EID increased by 1.2% to €8.7 million from €8.6 million posted in the first quarter of 2002, reflecting an increase of 19.8% in unit sales. The increase is particularly notable given that fact that the sales results for the first quarter of 2002 represented an increase of 41.0% compared with the same period of 2001.

     The increase in unit sales continues to reflect the impact of EID’s new distribution organization, which is primarily focused on sales agents in Europe and independent distributors outside of Europe. The implementation of the new distribution organization began during the second quarter of 2002. The new structure resulted in a decline in the unit’s average prices as the percentage of sales made through independent distributors increased: as a result of these factors sales revenues increased, but at a slower pace than volumes.

     2002 compared to 2001

     Net sales. De Rigo posted consolidated net sales of €512.5 million in 2002, an increase of 1.4%, as compared with sales of €505.3 million in 2001. The sales results of the Group and each of its segments are summarized in the tables appearing in “Business Overview” in Item 4 “Information on the Company” above.

     The increase in net sales primarily reflected strong price growth in the Group’s wholesale and manufacturing segment, particularly in the premium-priced segment of the market, and General Optica, the Iberian retail optical chain acquired by the Group in February 2000.

     The Group’s consolidated net sales of €512.5 million for 2002 were broken down as follows: eyewear sales of €245.3 million, lens sales of €138.7 million, contact lens sales of €76.5 million, and other sales and revenues of €51.9 million, as compared with sales of €234.6 million, €148.3 million, €69.5 million and €52.9 million, respectively, in 2001.

     Total unit sales decreased by 3.4% to 5,497,130. Unit sales of sunglasses decreased by 2.2% and accounted for 55.3% of the Group’s overall unit sales, having represented 54.6% of unit sales in 2001. Unit sales of prescription frames decreased by 4.8%, and accounted for 44.7% of the Group’s overall unit sales, having represented 45.4% of those sales in 2001.

     Net sales by business segment

     Wholesale and Manufacturing sales, including sales to the other segments, increased by 5.9% to €141.1 million from €133.2 million in 2001.

     The 2002 sales results of the wholesale and manufacturing segment were influenced by a difficult market environment in certain markets such as Singapore, Italy and Germany.

     The negative impact of this factor was more than offset by very strong sales results in a number of other markets, including Japan, the United Kingdom, France and Korea, and by De Rigo’s continuing success in the premium-priced segment of the market, as sales of the Group’s licensed brands increased by approximately 23% as compared with last year.

     Sales through retail companies, including sales to the other segments, amounted to €359.6 m, an increase of 0.3% as compared with sales of €358.4 million in the fiscal year 2001.

     Sales of Dollond & Aitchison (“D&A”), the Group’s British retail chain, totalled €236.3 million, a decrease of 4.6%, as compared with sales of €247.6 million in 2001. These decreases reflected a difficult retail environment for sales of optical frames in the United Kingdom and were primarily a consequence of certain disruptions and delays in service due to changes in the supply chain for lenses being implemented by Essilor’s subsidiary BBGR. BBGR purchased D&A’s assembly factories in 2001 and these changes in the supply chain are designed to ensure that D&A receives the highest quality lenses. In the last quarter of 2002, the level of service at the lens plants sold to BBGR improved significantly, reducing delivery lead-times to the Group’s customers.

     Sales of franchised shops totalled €62.9 million, a decrease of approximately 1.4 % compared to 2001. At December 31, 2002, D&A operated a network of 233 owned shops and 147 franchised shops.

     General Optica, the Group’s Spanish retail company, reported sales of €123.4 million, an increase of 11.6% as compared to sales of €110.6 million in 2001, reflecting a 8.5% growth in same-store sales per working day, an increase in sales of sunglasses and the contribution of new stores opened within the last year. At December 31, 2002, General Optica operated a network of 140 owned shops and 5 franchised shops, having begun to implement a new strategy of opening franchised shops in smaller Spanish cities and towns in which a direct investment in company-owned stores would not be likely to produce reliably high returns.

     Total unit sales at EID continued to grow, increasing by 37.3% as compared with 2001. The increase in volumes sold reflects the effect of EID’s new distribution organization, which is primarily focused on sales agents in Europe and independent distributors outside of Europe. The implementation of this new structure resulted in a significant decline in the unit’s average prices, as the percentage of sales made through independent distributors increased. As a result, sales at EID declined by 2.8% to €31.2 million from €32.1 million in 2001.

     Net sales by geographic region. Analyzing consolidated net sales by geographic area, net sales in Europe increased by 2.4% to €463.9 million, primarily reflecting increased wholesale sales in a number of European markets, including France, Greece and the United Kingdom (notwithstanding the difficult retail environment for optical frames that negatively affected the retail segment’s results in that country), as well as strong sales growth at General Optica. Net sales in the Americas decreased by 31.4% to €12.0 million, primarily due to the recent economic crisis in Argentina and lower sales at EID. Net sales in the Rest of the World increased by 6.1% to €36.6 million, primarily reflecting increased sales in the Far East region.

     Cost of sales. Cost of sales increased by 10.3% to €203.2 million or 39.6% of total net sales, in 2002, from €184.3 million, or 36.5% of net sales, in 2001. The increase in cost of sales in absolute terms and as a percentage of total sales was attributable to the growth in net sales, especially those of higher margin luxury/designer eyewear, as well as to manufacturing inefficiencies in the launch of some new brands’ collections at the beginning of the year.

     Operating expenses. Operating expenses increased by 0.9% to €292.5 million, or 57.1% of total net sales, in 2002, as compared to €289.9 million, or 57.4% of net sales, in 2001. Operating expenses increased at a lower rate than net sales primarily due to the cost-containment efforts of D&A and to the increased proportion of overall sales accounted for by the wholesale and manufacturing segment, which benefits from proportionally lower operating expenses than the Group’s other segments.

     Commissions decreased by 1.8% to €16.4 million, or 3.2% of total net sales, in 2002, from €16.7 million, or 3.3% of net sales, in 2001, primarily due to a decline in commissions paid by EID to the Prada Group for the sales of Prada eyewear through the Prada Group’s network of stores following the restructuring of the EID distribution system noted above. The effects of this decline on the overall result was partially offset by increased commissions paid as a result of the continuing success of the “Contact Lenses by Post” mail order program operated by D&A, for which the Company pays commissions to franchisees.

     Advertising and promotion expenses decreased by 1.7% to €34.9 million, or 6.8% of total net sales in 2002, from €35.5 million, or 7.0% of net sales, in 2001. The decrease reflected the fact that advertising expenses in the wholesale and manufacturing segment in 2001 had included those relating to the launch of certain new luxury/designer brands and the new Police advertising campaign. Advertising expenses also increased at D&A, which increased its marketing activities in the last quarter of the year.

     Other selling expenses increased by 1.5% to €203.0 million, or 39.6% of total net sales, in 2002, from €200.0 million, or 39.6% of net sales, in 2001. Selling expenses increased in absolute terms at all of the Group’s business segments except at D&A, and rose in particular at General Optica as a result of its opening of new stores. The decrease at D&A reflected its on-going cost reduction efforts.

     General and administrative expenses increased by 1.6% to €38.3 million, or 7.5% of total net sales, in 2002, from €37.7 million, or 7.5% of net sales, in 2001. The increase in general and administrative expenses in absolute terms was primarily attributable to higher provisions for doubtful accounts in the wholesale and manufacturing segment following a perceived deterioration in market conditions in certain countries, as well as higher personnel costs at General Optica.

     Income from operations. Income from operations decreased by 46.3% to €16.7 million, or 3.3% of total net sales, in 2002, from €31.1 million, or 6.2% of net sales, in 2001. The decrease in the Group’s operating income was primarily attributable to the lower operating results of D&A (which recorded operating profit of €1.5 million in 2002, as compared with €12.3 million in 2001, net of goodwill amortization of €1.6 million and €1.7 million, respectively), and the wholesale and manufacturing segment (which recorded operating profit of €7.2 million in 2002, as compared with €11.8 million in 2001, net of goodwill amortization of €0.3 million and €0.3 million, respectively). The decline in income from operations in the wholesale and manufacturing segment, both in absolute terms and as a percentage of sales, was primarily attributable to lower gross margins reflecting the cost factors discussed above.

     Other income (expenses). Financial and other items contributed net expenses of €6.9 million in 2002, as compared to net expenses of €3.9 million in 2001. Net financial expenses in 2002 totalled €3.4 million, compared to net financial expenses of €3.2 million in 2001. Net other expenses of €3.6 million, as compared to net other expenses of €0.7 million in 2001, accounted for the remainder of the total net result in 2002 mainly due to exchange rate losses and expenses related to special corporate projects.

     Income taxes. Income taxes amounted to €0.1 million in 2002, as compared with €6.6 million in 2001. The Group’s income was taxed at an effective rate of 0.01% in 2002, as compared with an effective rate of 24.1% in 2001. The decrease in the effective tax rate was primarily due to the recognition of deferred tax assets on tax relief granted to the Group in connection with the expiration of certain tax incentives.

     Net income. Net income decreased by 50.0% to €10.6 million in 2002 from €21.2 million in 2001 and represented 2.1% of net sales, as compared with 4.2% last year.

     Earnings per share. Earnings per share were €0.24 on a weighted average total of 44.7 million outstanding shares, a decrease of 50.0% as compared with €0.48 in 2001.

     2001 compared to 2000

     Net sales. De Rigo posted consolidated net sales of €505.3 million in 2001, an increase of 10.7%, as compared with sales of €456.6 million in 2000.

     The increase in net sales primarily reflected strong growth in the Group’s wholesale and manufacturing segment, particularly in the premium-priced segment of the market, and the contributions of EID, which only began operations in the first quarter of 2000, and General Optica, the Iberian retail optical chain acquired by the Group in February 2000.

     The Group’s consolidated net sales of €505.3 million for 2001 were broken down as follows: eyewear sales of €234.6 million, lens sales of €148.3 million, contact lens sales of €69.5 million, and other sales and revenues of €52.9 million, as compared with sales of €202.7 million, €140.6 million, €61.7 million and €51.6 million, respectively, in 2000.

     Total unit sales increased by 5.5% to 5,691,000. Unit sales of sunglasses increased by 7.9% and accounted for 54.6% of the Group’s overall unit sales, having represented 53.4% of unit sales in 2000. Unit sales of prescription frames increased by 2.7%, and accounted for 45.4% of the Group’s overall unit sales, having represented 46.6% of those sales in 2000.

     Net sales by business segment

     Wholesale and Manufacturing sales, including sales to the other segments, increased by 26.7% to €133.2 million, as compared with sales of €105.1 million in 2000. The increase reflected the success of the Group’s strategy of developing a strong presence in the premium-priced segment of the market, as sales of the Group’s luxury/designer brands rose by 70.1% in euro terms and by 30.5% in units. The growth in sales was particularly strong in a number of European markets and in the Far East, reflecting the contribution of De Rigo’s three new distribution subsidiaries in Japan, Hong Kong and Singapore, and was also a consequence of increased sales made by the wholesale and manufacturing segment to EID and to the Group’s retail companies.

     Net sales through retail companies, including sales to the other segments, amounted to €358.4 million, an increase of 5.4%, as compared with sales of €340.1 million in 2000.

     Net sales of D&A, the Group’s British retail chain, totalled €247.8 million in 2001, an increase of 1.2% as compared with sales of €244.9 million in 2000. Excluding the effect of foreign currency translation differences, D&A’s sales increased by approximately 3.2%. Same-store sales increased by 3.7% in 2001, reflecting the positive results of D&A’s restructuring actions in a retail environment marked by aggressive competition. Sales of franchised shops totalled €63.8 million, reflecting the success of D&A’s program of converting underperforming company-owned shops into franchised stores. At the end of 2001, D&A operated a network of 236 owned shops and 149 franchised shops, as compared to 238 owned shops and 148 franchised shops at the end of last year.

     General Optica, the Group’s Iberian retail company, posted sales of €110.6 million during 2001. Same-store sales were up by 2.6% for 2001, after a strong fourth quarter in which the company posted same-store sales growth of 11.2%. In 2000, General Optica posted net sales of €95.2 million during the eleven months in which it was consolidated by De Rigo following its acquisition in February. At the end of 2001, General Optica operated a network of 140 owned shops, having opened 14 new shops during 2001. Since its acquisition by the De Rigo Group, General Optica has opened 28 new shops.

     Sales through EID, the joint venture with the Prada Group, including sales to the other segments, increased by 36.0% to €32.1 million, as compared to sales of €23.6 million in 2000.

     Net sales by geographic region. Analyzing the Group’s net sales in 2001 by geographic area, net sales in Europe increased by 9.2% to €453.2 million, primarily as a result of sales growth in the wholesale and manufacturing segment, the consolidation of General Optica for a full year and sales of Prada-branded eyewear. Net sales in the Americas increased by 21.3% to €17.6 million, primarily reflecting growth in the wholesale and manufacturing segment and sales of Prada-branded eyewear in the United States market. Net sales in the Rest of the World posted an increase of 26.8% to €34.5 million, primarily due to the opening of the new distribution subsidiaries in the Far East and increased sales of Prada-branded eyewear.

     Cost of sales. Cost of sales increased by 10.0% to €184.3 million or 36.5% of total net sales, in 2001, from €167.6 million, or 36.7% of net sales, in 2000. The increase in cost of sales in absolute terms was attributable to the growth in net sales, while the slight decline in cost of sales as a percentage of total sales was primarily attributable to increased sales of higher margin luxury/designer eyewear.

     Operating expenses. Operating expenses increased by 9.3% to €289.9 million, or 57.4% of total net sales, in 2001, as compared to €265.3 million, or 58.1% of net sales, in 2000. Operating expenses increased at a lower rate than net sales primarily due to the cost-containment efforts of D&A and to the increased proportion of overall sales accounted for by the wholesale and manufacturing segment, which benefits from proportionally lower operating expenses than the Group’s other segments.

     Commissions increased by 31.5% to €16.7 million, or 3.3% of total net sales, in 2001, from €12.7 million, or 2.8% of net sales, in 2000, primarily due to increased commissions paid by EID to the Prada Group for the sales of Prada eyewear through the Prada Group’s network of stores, and as a result of the continuing success of the “Contact Lenses by Post” mail order program operated by D&A, for which the Company pays commissions to franchisees.

     Advertising and promotion expenses increased by 12.3% to €35.5 million, or 7.0% of total net sales in 2001, from €31.6 million, or 6.9% of net sales, in 2000, as advertising expenses in the wholesale and manufacturing segment increased as a result of the launch of certain new luxury brands and the new Police advertising campaign. Advertising expenses also increased at General Optica, reflecting a significantly increased emphasis on the launch of new sunglass collections. The impact of these increases was partially offset by lower advertising expenses in D&A, which shifted its focus towards direct mail promotions.

     Other selling expenses increased by 8.5% to €200.0 million, or 39.6% of total net sales, in 2001, from €184.3 million, or 40.4% of net sales, in 2000. Selling expenses increased in absolute terms at all of the Group’s business segments, and in particular at General Optica as a result of its opening of new stores, although the rate of increase was particularly low at D&A, reflecting its on-going cost reduction efforts.

     General and administrative expenses increased by 2.7% to €37.7 million, or 7.5% of total net sales, in 2001, from €36.7 million, or 8.0% of net sales, in 2000. The decrease in general and administrative expenses as a percentage of net sales was primarily attributable to D&A’s cost control measures.

     Income from operations. Income from operations increased by 31.2% to €31.1 million, or 6.2% of total net sales, in 2001, from €23.7 million, or 5.2% of net sales, in 2000. The increase in the Group’s operating income was primarily attributable to the positive operating results of the wholesale and manufacturing segment (which recorded operating profit of €11.8 million in 2001, as compared with €7.7 million in 2000, net of goodwill amortization of €0.3 million and €0.6 million, respectively), and retail segment (which recorded operating profit of €18.9 million in 2001, as compared with €15.5 million in 2000, net of goodwill amortization of €6.2 million and €5.8 million, respectively). The growth in income from operations in the wholesale and manufacturing segment , both in absolute terms and as a percentage of sales, was primarily attributable to the growth in net sales and a higher gross margin that reflected increased sales of premium-priced eyewear. The growth in income from operations at the retail segment, in absolute terms and as a percentage of sales, was primarily due to the improved profitability of D&A, which increased its operating profit by 43.0%, reflecting the success of its restructuring program.

     Other income (expenses). Financial and other items contributed net expenses of €3.9 million in 2001, as compared to net expenses of €1.9 million in 2000. Net financial expenses in 2001 totalled €3.2 million, compared to net financial expenses of €3.1 million in 2000. Net other expenses of €0.7 million, as compared to net other income of €1.2 million in 2000, accounted for the remainder of the total net result in 2001. The Group was negatively affected by the on-going economic crisis in Argentina, as its Argentine subsidiary posted non-operating expenses of €1.2 million in 2001, as compared with non-operating expenses of €0 in 2000.

     Income taxes. Income taxes amounted to €6.6 million in 2001, as compared with €6.9 million in 2000. The Group’s income was taxed at an effective rate of 24.1% in 2001, as compared with an effective rate of 31.7% in 2000. The decrease in the effective tax rate was primarily due to the higher portion of earnings attributable to Italian companies that benefited from favorable tax treatment

     Net income. Net income increased by 50.4% to €21.2 million in 2001 from €14.1 million in 2000 and represented 4.2% of net sales, as compared with 3.1% last year

     Earnings per share. Earnings per share were €0.48 on a weighted average total of 44.6 million outstanding shares, an increase of 50.0% as compared with €0.32 in 2000.

     Effect of Inflation

     Management believes that the impact of inflation was not material to the Group’s net sales or income from operations in any of the years ended December 31, 2000, 2001 and 2002.

     U.S. GAAP Reconciliation

     The Group’s consolidated net income determined in accordance with U.S. GAAP would have been €17.1 million, €18.2 million and €13.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, as compared with net income of €10.6 million, €21.2 million and €14.1 million, respectively, for the same periods, as determined under Italian GAAP. The principal difference affecting the determination of net income in each of 2000 and 2001 related to the different treatment under U.S. GAAP of certain stock option expenses and intangible assets and deferred charges, as well as the Group’s revaluation of certain trademarks in 2001. Differences in goodwill depreciation principles under Italian GAAP and U.S. GAAP following the Group’s adoption of SFAS 144 impacted the results for 2002.

     The Group’s total assets determined in accordance with U.S. GAAP would have been €443.1 million and €458.2 million at December 31, 2002 and 2001, respectively, as compared with €439.9 million and €462.5 million, respectively, under Italian GAAP. Shareholders’ equity determined in accordance with U.S. GAAP would have been €199.5 million and €206.7 million at December 31, 2002 and 2001, respectively, as compared with €212.1 million and €210.4 million, respectively, under Italian GAAP.

     For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and shareholders’ equity, including the effect of the adoption of new accounting principles, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Liquidity and Capital Resources

     De Rigo’s cash flow from operating activities increased from €20.4 million in 2001 to €22.1 million in 2002, primarily as a result of decreased inventories and lower growth of accounts receivable related to the strong growth of its wholesale and manufacturing segment.

     The Company relies primarily on funds from operations to finance its working capital needs, including the financing of its inventories and receivables. It also maintains unsecured short-term lines of credit with Italian banks, which have no set term and are payable upon demand. At December 31, 2001 and 2002, the Group had unsecured short-term bank lines of credit aggregating approximately €99,677 and €167,324, respectively. At December 31, 2001 and 2002, approximately €51,409 and €82,144, respectively, were available for further borrowings. At December 31, 2001 and 2002, the weighted average interest rates for the short-term lines of credit were 4.71% and 3.99%, respectively. Amounts outstanding under these lines of credits are payable upon demand.

     At December 31, 2002, the Company had negative net working capital of €10.6 million, as compared to negative €24.9 million at December 31, 2001. The increase in net working capital was primarily attributable to the increase of accounts receivable and of deferred taxes assets as well as to a strong reduction in the Tax payable and bank borrowings.

     In 2002, cash used in investing activities was equal to €16.5 million, as compared to €26.3 million in 2001, reflecting lower capital expenditures at both General Optica, which opened fewer new stores, and D&A, which reduced its expenditures on refitting stores.

     Capital expenditures in 2002 were €16.1 million, as compared to €25.0 million in 2001, and were primarily attributable to the refitting of the major flagship stores by General Optica, investments made at D&A for the refitting of shops and the on-going analysis of the implementation of a new branch information system, as well as the expansion of the capacity of certain of the Group’s manufacturing plants in Italy. Capital expenditures were financed principally with funds from operations.

     The Group expects to incur capital expenditures of approximately €25 million in 2003, essentially for the refitting of existing shops in Spain and the United Kingdom, the opening of new shops in Spain and the implementation of the infrastructure for the new management information system in the Group. The Group believes that the financial resources available to it from funds from operations, cash on hand and short-term investments held by the Group will be sufficient to meet the Group’s capital expenditure requirements in 2003.

     As of December 31, 2002 and 2001, the Group’s ratio of long-term debt to shareholders’ equity was 0.3% and 0.4%, respectively. The decrease in this ratio between 2002 and 2001 reflects the increase in the level of the Group’s retained earnings. A portion of the 2001 Group’s long-term debt consists of subsidized loans under the Vajont Relief Program. See Note 9 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     The Group’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of the Group’s distributors and retail customers to meet their payment obligations.

     In 2002, the Group again engaged in certain hedging transactions to manage risks relating to foreign currency exchange rates. See Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report and “Quantitative and Qualitative Disclosures About Market Risk” in Item 11.

     De Rigo does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in De Rigo’s consolidated financial statements, nor does it engage in any off-balance sheet financing through other means.

     Contractual Obligations

     The following table sets forth the contractual obligations and commercial commitments of the Group with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2002:

Payments Due by Period
(in millions of euros)

		Less than
Contractual Obligations	Total	1 year	2-3 years	4-5 years	After 5 years

Operating Leases	186.1	27.2	49.9	40.2	68.8
Unconditional Purchases	1.1	1.1	0.0	0.0	0.0

Total Contractual Cash Obligations	€187.2	€28.3	€49.9	€40.2	€68.8

     D&A leases property, computer hardware and cars and General Optica leases property under non-cancellable operating leases. At December 31, 2002 the future lease payments under these operating leases totalled approximately €182.4 million.

     See Note 19 of Notes to the Consolidated Financial Statements included in this Annual Report.

Amount of Commitment Expiration Per Period
(in millions of euros)

	Total Amounts	Less than
Contractual Obligations	Committed	1 year	2-3 years	4-5 years	After 5 years

Other Commercial Commitments	16.4	5.9	9.1	1.4	0.0

Total Commercial Commitments	€16.4	€5.9	€9.1	€1.4	€0.0

     The Group’s commercial commitments arise relate to royalties due under its arrangements with certain designers for the use of their trademarks in the production of fashion eyewear eyeglasses and to its marketing contracts with actors and athletes serving as spokespersons for the Group’s products. At December 31, 2002, the minimum future payments arising out of these agreements were approximately €10.8 million under the royalty arrangements, € 5.6 million for advertising expenses, and €0.1 million under other marketing contracts.

     Concentrations of Credit Risk

     Financial instruments that potentially subject the Group to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Group maintains cash and cash equivalents and short-term investments with financial institutions located in Italy. The Company selects only financial institutions with high credit standards for use in its investment strategies. Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers and the diversity of the geographic areas in which the customers are located. The Company generally does not require collateral with respect to sale orders, but it may require collateral and bank guarantees with respect to certain customers.

     No individual customer represented 10% or more of sales in any of the years ended December 31, 2000, 2001 and 2002.

     New Accounting Standards

     For a discussion of the impact of the Group’s adoption of new accounting standards on its results of operations under U.S. GAAP, see Note 19(q) of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Trend Information

     The Group competes in the eyewear market as a whole, and in several individual sectors of that market, including those for sunglasses, prescription eyewear and fashion eyewear. De Rigo believes that the most significant consumer-related trends in these markets that may affect its business include the following:

•	Consumers are increasingly attracted by products with higher fashion content.

•	Consumers are also increasingly attracted by eyewear incorporating more sophisticated technological features and high quality components, particularly those capable of increasing eye protection (sunglasses lenses) and great comfort (progressive lenses and multi-coated lenses).

•	Products bearing brands with high customer appeal have become synonymous with technology, quality and style. Customers rely on recognized brands to simplify their purchase decision.

•	The average age of the population in De Rigo’s primary markets is increasing and, as a result, the number of people wearing spectacles in those markets is increasing.

•	Sunglasses and spectacles are becoming more popular, even in countries with lower average per capita spending power.

•	Expected increases in personal income levels could reduce the current length of the replacement cycle for eyewear in certain of the Company’s more developed markets.

•	Increased use of, and exposure to, computers, televisions and similar instruments tends to have a negative effect on consumers’ vision.

•	Although laser surgery vision correction procedures are becoming more common, particularly in the United Kingdom and United States, the high cost and sometimes limited effectiveness are limiting their use.

     De Rigo believes that the impact of these factors can be seen in a number of current developments in the eyewear industry, including the following:

•	Consumers are increasingly inclined toward purchasing sunglasses with higher fashion content, particularly if they bear a designer brand. Sunglasses have essentially become a fashion accessory.

•	The increased attractiveness of designer-brand sunglasses incorporating high technology and high quality components, including progressive and multi-coated lenses, is resulting in an increase in the average retail price for sunglasses.

•	Higher disposable income and a perceived need for security and protection are increasingly causing consumers to own more than one pair of spectacles or sunglasses.

•	The desire for feeling better about one’s appearance is leading to an increased percentage of consumers owning both contact lenses and spectacles; this trend is particularly evident in the United Kingdom, Northern Europe and United States.

•	The increasing importance of fashion content is reducing the length of the replacement cycle for sunglasses.

•	Increased use of laser surgery techniques could reduce the need for prescription eyewear, while increasing the use of sunglasses among the same group of consumers.

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth the names of the members of the Board of Directors and the senior management of the Company and each of its principal operating companies. The term of appointment of the current directors expires upon approval by the Company’s shareholders of its financial statements for the year ending December 31, 2003. The senior management of the Company and its subsidiaries are appointed by the Board of Directors of the respective company and serve at the discretion thereof.

Name	Age	Position within Group/Company

Ennio De Rigo	63	Chairman of the Board of Directors and Chief Executive Officer
Emiliana De Meio De Rigo	59	Vice Chairman of the Board of Directors
Walter De Rigo	71	Director
Michele Aracri	46	Director and Managing Director
Luigi Arsellini	73	Outside Director (1)
Claudio Dematté	61	Outside Director
Enrico Valdani	54	Outside Director
Massimo De Rigo	34	Head of Design Department
Maurizio Dessolis	37	Chief Financial Officer
Adriano De Sandre	47	Head of Manufacturing Operations
Jordi Fontcuberta	47	Managing Director, General Optica
Russel Hardy	42	Managing Director, Dollond & Aitchison
Giovanni Moretti	40	Head of Sales Department
Bruno Palmegiani	53	Design Manager
Giovanni Pivetta	38	Head of Marketing
Mario Sommavilla	55	Chief Administrative Officer

(1)	Mr. Arsellini resigned from the Board in May 2003 and has not been replaced.

     Mr. Ennio De Rigo has been Chief Executive Officer of the Company since 1980. Mr. De Rigo held the title of Sole Director of the Company from 1980 until March 1995, when he became Chairman of the Board of Directors.

     Mrs. Emiliana De Meio De Rigo has been Sales Manager of the Company since 1980. She became Vice Chairman of the Board of Directors in 1995.

     Mr. Walter De Rigo has been a Director of the Company since 1995. He is Chairman of the Board and Chief Executive Officer of Surfrigo S.r.l., a manufacturer of commercial refrigerators wholly owned by the De Rigo brothers, and is a Director of Impresa Edile F.lli De Rigo S.r.l., a construction company wholly owned by the De Rigo brothers. From May 2000 through June 2001, he has served as President of the Associazione degli Industriali della Provincia di Belluno, the industrial association for the province of Belluno. In June 2001, Mr. De Rigo was elected to the Italian Senate.

     Mr. Michele Aracri has been Managing Director of the Company since early 1995. Prior to 1995, Mr. Aracri held the position of Chief of Operations of the Company.

     Mr. Luigi Arsellini was an Outside Director of the Company from September 1995 through May 2003, at which time he resigned from the Board of Directors. Until November 1999 he was Chief

Executive Officer of Ceramica Dolomite S.p.A. and Managing Director of Holding Blue Circle Home Product B.V. He was formerly Chairman and Chief Executive Officer of ARMCO Moly Cop S.p.A., a subsidiary of ARMCO Inc., in Udine, Italy. Until May 2000 he was President of the Associazione degli Industriali della Provincia di Belluno, the industrial association for the province of Belluno and a member of the board of Directors of Confindustria, the national industrial association. He also was until 1998 President of the Associazione dell’Industria del Veneto, the industrial association for the Veneto region.

     Professor Claudio Dematté has been an Outside Director of the Company since September 1995. He is a Full Professor of Economics of Financial Intermediaries at L. Bocconi University in Milan and from 1997 to 2002 he has been chairman of SDA Bocconi Business School. He has also been Chairman of the Board of Directors of FS-Ferrovie dello Stato and Chairman of the Board of Directors of CARIME Bank. Until June 1994, Professor Dematté was Chairman of the Board of Directors of RAI-Radio Televisione Italiana. Currently he is Chairman of the Board of Directors of BTB, Banca di Trento e Bolzano. He is also a member of the Board of Directors of several other companies, including Winterthur Assicurazioni S.p.A. and Natuzzi S.p.A. The author of a large number of publications, Prof. Dematté also writes on current topics in the major Italian economic journals, and he is Chief Editor of Economia & Management, the scientific business review of SDA Bocconi.

     Professor Enrico Valdani has been an Outside Director of the Company since September 2001. He is a Full Professor of Business Administration and Strategic Marketing at L. Bocconi University in Milan and a Senior Professor at the SDA Bocconi Business School. In addition to his academic activities, Professor Valdani was a partner in a major consulting group and in 1992 founded a consulting company that is currently one of the leading firms in Italy. He is a member of the executive boards of a number of Italian companies and of the advisory boards of a number of management journals. He has attended the Graduate School of Business Administration at Harvard University and served as a Visiting Scholar at the University of Southern California, and is an appreciated author of many books and articles.

     Mr. Massimo De Rigo has been the Head of the Design Department of the Company since October 2000.

     Mr. Adriano De Sandre has been the Head of Manufacturing Operations of the Company since May 1999. From 1987 to 1999, he was Manufacturing Planning Manager and Operating Director of SAFILO, one of Italy’s leading optical companies.

     Mr. Maurizio Dessolis has been Chief Financial Officer of the Company since March 1993. He is also Managing Director of De Rigo Holding.

     Mr. Jordi Fontcuberta has been the Managing Director of General Optica since 2000, having previously served as the Chief Administrative Officer of General Optica. Trained as an auditor with Andersen, before joining General Optica in 1997, Mr. Fontcuberta served as Finance Director for Bacardi-Martini Spain and Chief Executive Officer of Benton Bowles’ Spanish operations.

     Mr. Russel Hardy has been the Managing Director of Dollond & Aitchison since 1996. Before joining D&A, he was the Trading Director – Fresh Foods of Safeway Stores plc, a British consumer goods retail chain.

     Mr. Giovanni Moretti joined the Group in 2001 as Head of Sales in the wholesale and manufacturing segment. From 1996 to March 2001, he served as Sales Manager of the Procond Elettronica division of GE Power Controls, a member of the General Electric Group and one of Europe’s leading manufacturers of electronic controls.

     Mr. Bruno Palmegiani has been Design Manager of the Company since 1994. From 1980 to 1994, he was a Senior Designer at the Company.

     Mr. Giovanni Pivetta was International Marketing Director of Diadora from 1992 to 1997 and European Marketing Director of The North Face from 1997 to 1999. He joined the Company as Head of the Marketing Department in late 1999.

     Mr. Mario Sommavilla has been Chief Administrative Officer of the Company since December 1994. From 1980 through November 1994, he was Chief Administrative Officer at Industria Elettrica Indel S.p.A., a producer of metal alloys.

     Mrs. Emiliana De Meio De Rigo is the wife of Mr. Ennio De Rigo, Chairman of the Board and Chief Executive Officer of the Company. Mr. Walter De Rigo and Mr. Ennio De Rigo are brothers. Mr. Massimo De Rigo is the son of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo. Mr. Maurizio Dessolis is the son-in-law of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo. There are no other family relationships among the directors and senior management of the Company.

Board of Statutory Auditors

     Under Italian law, in addition to electing the Board of Directors, the Company’s ordinary shareholders meeting also elects a Board of Statutory Auditors (Collegio Sindacale). The Statutory Auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the Board of Statutory Auditors must provide certain evidence that he is in good standing and meets certain professional standards. The Board of Statutory Auditors is required to verify that the Company (i) complies with applicable law and its By-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instructs its subsidiaries to transmit information relevant to its disclosure obligations.

     The following table sets forth the names of the three members of the current Board of Statutory Auditors and its alternate members and their respective positions. The current Board of Statutory Auditors was elected for a three-year term at the annual meeting of shareholders on May 24, 2001 to serve until the date of the annual meeting of shareholders that will approve the accounts for the fiscal year ending December 31, 2003.

Name	Title

Dr. Mario Bampo	Chairman
Dr. Fanio Fanti	Statutory Auditor
Dr. Dino Sesani	Statutory Auditor
Rag. Galeazzo Osvaldo D’Ambrosi	Alternate Statutory Auditor
Rag. Sergio Bonacin	Alternate Statutory Auditor

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     Aggregate compensation paid by the Company and its subsidiaries to the directors and senior management named above as a group was approximately €1.8 million in 2002, excluding the accrual for termination indemnities required by Italian law. In addition, such senior managers have been granted options in respect of a total of 619,000 Ordinary Shares pursuant to the stock option plan described in Item 10. Additional Information “Options to Purchase Securities from Registrant or Subsidiaries”. The directors of the Company are not eligible to receive options under such plan.

     As of June 24, 2003, the directors and senior managers listed in Item 6 as a group (other than Messrs. Ennio De Rigo, Walter De Rigo and Michele Aracri) owned significantly less than 1% of the outstanding Ordinary Shares of De Rigo S.p.A. See Item 7. “Major Shareholders” for information on the shareholdings of Messrs. De Rigo, De Rigo and Aracri.

EMPLOYEES AND LABOR RELATIONS

     As of December 31, 2002, the Group had approximately 4,700 employees worldwide, of which approximately 3,330 were sales employees (including 2,150 at D&A and 950 at General Optica), 770 were manufacturing employees and 600 were employed at central offices. The Group had approximately 4,850 employees at December 31, 2001. The majority of the Group’s sales employees are located in the United Kingdom and Spain, while the majority of its manufacturing employees are located in Italy. Substantially all of the Company’s Italian employees and certain of its manufacturing employees in the United Kingdom are covered by collective bargaining agreements. None of the Group’s facilities in Italy is operated on a “closed shop” basis. The Group believes that it has excellent relations with its employees and has not experienced any significant work stoppages.

     Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the representative national union. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The most recent national collective bargaining agreement covering all of the Group’s manufacturing employees in Italy was entered into as of July 1, 2000, and will expire on December 31, 2003. In addition to the national collective bargaining agreement, the Group usually enters into separate local contracts with the labor unions representing its employees.

     Italian law provides that, upon termination of employment, employees are entitled to receive certain indemnity payments based on their length of employment. As of December 31, 2002, the Group had accrued €5.7 million in respect of such termination indemnity liabilities, such reserves being equal to the amounts required by Italian law.

     D&A operates a defined benefit “Final Pensionable Salary Scheme” for certain of its eligible employees. The benefits are based on years of service and the employee’s compensation during a period up to the last seven years of employment. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The prepaid benefit costs will be realized through lower future contributions as differences occur between the funding and expensing of the pension plan, or as a result of a combination of these events. Contributions made by D&A to the defined contribution plan are based on a percentage of employee compensation. Pension expense recognized for the contribution plan amounted to €5.4 million in 2002. This plan was under-funded by €35.9 million at December 31, 2002. See Note 12 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     General Optica has defined benefit plans covering certain of its executives that are not currently funded. The benefits covered differ depending on the beneficiary. The present value of these benefit obligations was €2.7 million at December 31, 2002. The net decrease in the benefit obligation of €0.8 million during 2002 represents the net periodic benefit cost recognized of €0.3 million for the twelve months ended December 31, 2002 less the benefits paid during that period, which amounted to €1.1 million. See Note 12 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table summarizes the holdings of those shareholders who hold 5% or more of the Ordinary Shares or are directors or senior managers of the Company as of the dates indicated.

			As of June 1,
	2003		2002		2001

	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class

Ennio De Rigo and Walter De Rigo(1)	32,922,000	73.6%	32,801,600	73.4%	34,473,600	77.3%
Prada	2,225,000	5.0%	2,225,000	5.0%	0
Michele Aracri	870,000	1.9%	870,000	1.9%	800,000	1.8%

(1)	Includes shares held directly and those held through De Rigo Holding and another company controlled by Messrs. Ennio De Rigo and Walter De Rigo. At June 1, 2003, June, 1, 2002 and June 1, 2001, De Rigo Holding held 31,869,500, 31,869,500, and 33,600,000 Ordinary Shares, respectively, and the other company held 135,000, 78,500 and 0 Ordinary Shares, respectively. None of these Ordinary Shares possess any special voting rights.

     In February 1999, De Rigo Holding (the Company’s controlling shareholder) entered into an agreement with Prada Luxembourg s.a.r.l. pursuant to which De Rigo Holding granted Prada Luxembourg s.a.r.l a series of three options with respect to a portion of De Rigo Holding’s interest in the Company’s share capital, with the maximum aggregate amount of Ordinary Shares being subject to such options being equal to approximately 15% of the Company’s share capital. See Note 19(j) of Notes to the Consolidated Financial Statements included in Item 18 of this annual report. On June 18, 2001, Prada Luxembourg s.a.r.l exercised one of the three options, and subsequently purchased 2,225,000 Ordinary Shares of De Rigo S.p.A. (equal to approximately 5% of the Company’s outstanding share capital) for total consideration of $13.4 million. The two remaining options have expired without being exercised.

RELATED PARTY TRANSACTIONS

     Certain of the Company’s facilities in Longarone and Limana were constructed in the years 1992 through 2001 by Impresa Edile F.lli De Rigo S.r.l., a construction company which is wholly owned by the De Rigo Brothers. The related construction costs through December 31, 2002, which have been capitalized as buildings, amounted to €2.4 million. For additional details on transactions by the Group with affiliated companies, including those between EID and the Prada Group, see Note 18 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     Please refer to “Item 18. Financial Statements”.

OTHER FINANCIAL INFORMATION

Export Sales

     Export sales from Italy, which totalled approximately €92.1 million in 2002, as compared with €89.9 million in 2001, represented 17.9% of the Group’s net sales (17.9% in 2001).

Legal Proceedings

     The Group is involved from time to time in various claims and litigation incidental to the ordinary course of its business, including various governmental and administrative proceedings. Management does not believe that the outcome of any pending claim or proceedings is likely to have a material adverse effect on the Company.

Dividend Policy

     Dividends may be recommended by the Company’s Board of Directors for approval by shareholders at the Company’s annual general meeting, which is normally held in April or May and must be held by June 30 of each year. Under Italian law and the Company’s By-laws, no interim dividends may be approved or paid.

     At the annual general meeting held on May 30, 2003, the Company’s shareholders approved the recommendation of the Board of Directors that no dividend be paid in respect of the fiscal year ended December 31, 2002.

     For the fiscal years ended December 31, 1998, 2000 and 2001, the Company paid dividends of €0.09, €0.12 and €0.13 per Ordinary Share to holders of record as of June 4, 1999, of June 4, 2001 and June 6, 2002, respectively.

     For the fiscal year ended December 31, 1999, the Company did not pay any dividends.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

     De Rigo’s Ordinary Shares (in the form of American Depositary Shares (“ADSs”)) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DER”. Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York is the Company’s Depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing ADSs. Each ADS represents one Ordinary Share.

     Trading in the ADSs on the NYSE commenced on October 20, 1995. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.

	Price Range of ADSs
	High		Low

1998:
First Quarter	$9	15/16	$6	1/8
Second Quarter	$8	3/4	$5	15/16
Third Quarter	$6	1/8	$3	1/2
Fourth Quarter	$6	13/16	$3	3/8
1999:
First Quarter	$8	3/8	$4	15/16
Second Quarter	$7	3/8	$5	5/8
Third Quarter	$6	1/4	$4	15/16
Fourth Quarter	$6	1/16	$4	15/16
2000:
First Quarter	$6	5/8	$5	1/8
Second Quarter	$6	5/8	$5	—
Third Quarter	$9	—	$6	3/8
Fourth Quarter	$8	3/4	$6	7/8
2001:
First Quarter	$9	—	$7	5/32
Second Quarter	$8	13/16	$7	49/64
Third Quarter	$8	21/32	$5	3/32
Fourth Quarter	$6	19/32	$5	35/64
2002:
First Quarter	$7	49/64	$4	35/64
Second Quarter	$7	61/64	$5	19/32
Third Quarter	$5	45/64	$3	29/64
Fourth Quarter	$4	61/64	$3	—
Month Ended
January 31, 2003	$4	13/64	3	23/32
February 28, 2003	$4	3/32	3	13/64
March 30, 2003	$3	27/32	3	3/8
April 30, 2003	$3	15/16	3	5/32
May 31, 2003	$3	21/32	3	19/64

     As of June 26, 2003, 44,714,255 Ordinary Shares were outstanding. As of the same date, there were outstanding 9,514,195 ADSs (equivalent to the same number of Ordinary Shares). The share equivalent of the outstanding ADSs was equal to 21.3% of the total number of outstanding Ordinary Shares of the Company.

Item 10. Additional Information

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR ITS SUBSIDIARIES

     In May 1999, the Board of Directors of De Rigo S.p.A. adopted a new stock option plan (the “1999 Option Plan”) whereby the Board was authorized to grant options to purchase up to 2,325,000 Ordinary Shares to be issued by the Company in four annual tranches as part of a capital increase that had been approved by the shareholders in connection with the adoption of the 1999 Option Plan. The options, which could have been granted to eligible executives of De Rigo S.p.A. and its Italian and foreign subsidiaries, were exercisable at a purchase price of $6.00 per Ordinary Share during the 30-day period following the annual meeting of shareholders that approved the Company’s financial statements for the year in respect of which the grant of options has been made. Between June and July 1999, the Board had approved the grant of options in respect of 2,325,000 Ordinary Shares to approximately 20 executives of the Group; a total of 250,000 of these options lapsed during 1999 due to employee resignations.

     At an extraordinary shareholders’ meeting held on November 17, 2000, the shareholders approved a new stock option plan (the “2000 Option Plan”) to replace the 1999 Option Plan. Holders of options under the 1999 Option Plan have all agreed to convert their grants under the 1999 Option Plan into grants under the new plan. Between January 1, 2000 and November 17, 2000, 225,000 options granted under the 1999 Option Plan lapsed due to employee resignations, leaving options in respect of 1,850,000 ordinary shares outstanding as of November 17, 2000. Under the terms of the 2000 Option Plan, a total of 851,000 options (in respect of an equivalent number of Ordinary Shares) were granted (the 1,850,000 options outstanding under the old plan were converted into options under the 2000 Option Plan at a ratio of 0.46 new options for each option held) at an exercise price of U.S$ 1.00 per share, which was less than the fair value of the stock at the grant date, and the term of the existing grants was extended by one year. On November 17, 2000, the Company’s shareholders approved a capital increase of €338,000 to allow for the issuance of up to 1,300,000 Ordinary Shares upon the exercise of options granted under the 2000 Stock Option Plan. On the same date, an additional 348,400 options were granted to approximately nine executives at an exercise price of U.S.$ 1.00 per share. The number of options that may be exercised by a holder in any given period varies according to the performance of the Company’s ADSs during the relevant period. In accordance with the 2000 Option Plan, the Company has registered all Ordinary Shares as to which such options may be exercised with the U.S. Securities and Exchange Commission, so as to facilitate resales of such Ordinary Shares in the form of ADSs.

     At December 31, 2002, a total of 846,621 options were outstanding, a total of 214,255 options having been exercised and 138,524 options having been forfeited.

     For additional information on these stock options, see Note 13 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

BY-LAWS

     The following is a summary of certain information concerning the Company’s shares and By-laws (Statuto) and of Italian law applicable to companies whose shares are not listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that the Company considers to be material regarding the shares but does not purport to be complete and is qualified in its entirety by reference to the By-laws or Italian law, as the case may be.

General

     As of June 24, 2003, the issued and outstanding share capital of the Company consists of 44,714,255 Ordinary Shares, par value euro 0.26 per share. The redenomination of the Ordinary Shares from lire into euro was approved by the Company’s shareholders on May 24, 2001. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

     The Company is registered with the Companies’ Registry of Belluno at n. 2671, with its registered office at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy.

     As set forth in Article 4 of the By-laws, the Company’s corporate purpose is the design, production, marketing and sale of eyewear, eyewear production machinery and components and/or accessories, and other activities in the eyewear or related sectors. The Company is generally authorized to take any actions necessary or useful to achieve its corporate purpose, with the exclusion of investment services and other financial activities reserved by Italian law to authorized entities.

Authorization of Shares

     Additional shares may be authorized in connection with capital increases approved by the Company’s shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by the Company’s board of directors. On November 17, 2000, the Company’s shareholders approved a capital increase of €338,000 to allow for the issuance of up to 1,300,000 Ordinary Shares upon the exercise of options granted under the 2000 Stock Option Plan. As of June ...., 2003, no such new shares had been issued and fully paid.

Form and Transfer of Shares

     Ordinary shares are transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request the Company to enter his name in the register in order to establish his rights as a stockholder as against the Company.

Dividend Rights

     Payment of annual dividends is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting, which is normally held in late April and under Italian law must be held by June 30 of each year (i.e. within six months from the end of the fiscal year). Before dividends may be paid out of the Company’s declared net income of each year, an amount equal to 5% of such net income must be allocated to the Company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the Company’s issued share capital. If the Company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.

     Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually by wire transfer within 30 days of the annual general meeting). Dividends which are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.

Voting Rights

     As a registered shareholder, the Depositary (or its nominee) will be entitled to vote the Ordinary Shares underlying the ADSs. The Deposit Agreement requires the Depositary (or its nominee) to accept voting instructions from holders of ADSs and to execute such instructions to the extent permitted by law. Neither Italian law nor the Company’s By-laws limit the right of non-resident or foreign owners to hold or vote the shares.

Board of Directors

     Pursuant to the Company’s By-laws, the Company’s board of directors must consist of three to nine individuals. The board of directors is elected at a shareholders’ meeting for a period of no more than three years. If the shares of the Company are listed on an Italian regulated market, proposals for the election of directors must be filed with the Company at least 10 days prior to the shareholders’ meeting convened for the election of such directors. The directors, who may but are not required to be shareholders of the Company, may be re-appointed for successive terms. In accordance with the By-laws, the board of directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting.

     In the event the shareholders’ meeting has not already appointed a chairman (presidente) and one or more vice-chairmen to replace the chairman when he is absent or unavailable, the board of directors must appoint the chairman and may appoint one or more vice-chairmen. The chairman of the board of directors and, in his absence, the vice-chairmen and the managing directors, if any, are severally the legal representatives of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the delegated powers of each director and revoke such delegation at any time. However, in accordance with Italian law and the By-laws, the board of directors may not delegate certain of its responsibilities, including the approval of the draft financial statements, increases in the amount of the Company’s share capital or the issuance of debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the calling of ordinary or extraordinary shareholders’ meetings. The board of directors may also appoint a general manager (direttore generale) and one or more senior managers (direttori) who report directly to the board and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

     Meetings of the board of directors are called five days in advance by registered letter or, in case of necessity, one day in advance, by fax or telegram. Meetings may be called by the chairman on his own initiative and must be called upon the request of the managing director, two directors or two statutory auditors.

     Meetings may be held in person, or by video-conference or tele-conference, in any member state of the European Union. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of votes being equal, the vote of the chairman will prevail.

     Under Italian law, directors having a conflicting interest with the company regarding a proposed resolution must inform the other directors about the conflict and abstain from voting on the resolution. Resolutions adopted in breach of this rule may be challenged by dissenting or absent directors or the statutory auditors, and conflicted directors may be held liable for damages to the Company resulting from a resolution adopted in breach of this rule.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time a majority of the then current members of the board of directors resign or otherwise cease to be directors, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

     In general, the remuneration of directors is determined at a shareholders’ meeting, failing which it is determined by the board of directors. The board of directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director.

Statutory Auditors

     Under Italian law, in addition to electing the board of directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale). At ordinary shareholders’ meetings of the Company, the statutory auditors are elected by majority vote for a term of three years. If the shares of the Company are listed on a regulated market of a Member State of the European Union, statutory auditors are to be elected through a list voting mechanism.

     Statutory auditors may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he is in good standing and meets certain professional standards.

     The Company’s By-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve).

     The Company’s board of statutory auditors is required to meet at least once each quarter. In addition, the statutory auditors of the Company must be present at meetings of the Company’s board of directors and shareholders’ meetings. The statutory auditors may decide to call a meeting of the shareholders, the board of directors, ask information on the management of the Company to the directors, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of the duties of the directors.

Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder’s meetings. Votes may be cast personally or by proxy. Shareholders’ meeting may be called by the Company’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 20% of the issued and outstanding shares, or, if the shares of the Company are listed on a regulated market of a Member State of the European Union, at least 10% of the issued and outstanding shares of the Company (in which case, however, the board of directors may refuse to call the meeting if it believes that calling such a meeting conflicts with the Company’s interest; any dispute arising from such a refusal must be resolved by the competent court).

     The Company may hold general meetings of shareholders at its registered office in Limana, Belluno, or elsewhere within Italy, following publication of notice of the meeting in the “Gazzetta Ufficiale” at least 15 days before the date fixed for the meeting. The Depositary will mail to all record holders of ADSs a notice containing a summary of all information contained in any notice of a shareholders’ meeting received by the Depositary.

     The annual accounts of the Company must be presented to the general meeting for the approval of the shareholders within four months after the end of the fiscal year or, if the board of directors determines that a delay in such presentation is necessary, within six months after the end of such fiscal year.

     To attend any meeting, shareholders must, at least five days prior to the date fixed for the meeting, lodge their share certificates at the offices of the Company or with such banks as may be specified in the notice of meeting, in exchange for an admission ticket for the meeting. Owners of ADRs may make special arrangements with the Depositary for the beneficial owners of such ADRs to attend shareholders’ meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements will be specified in the notice of such meeting to be mailed by the Depositary to the owners of ADRs.

     Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to the Company. Directors, auditors and employees of the Company or of any of its subsidiaries or any bank may not be proxies and any one proxy cannot represent more than ten shareholders. A separate proxy must be provided for each meeting. Share certificates may be retrieved following the meeting.

     The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares outstanding, and resolutions are carried by the majority of Ordinary Shares present. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present.

     Certain matters, such as amendments to the By-laws, an increase in share capital, the issuance of debentures and the waiver of preemptive rights may only be affected at an extraordinary general meeting, at which special voting rules apply. Resolutions at an extraordinary meeting are carried by a majority of the outstanding Ordinary Shares. At an adjourned extraordinary meeting, resolutions are carried by the majority of more than one-third of the outstanding Ordinary Shares. In addition, certain matters (such as a change in purpose or form of the company, the transfer of its registered office outside Italy, its liquidation prior to the date se forth in its By-laws and the issuance of the preferred shares) always require the affirmative vote of the majority of the outstanding Ordinary Shares. If the shares of the Company are listed on a regulated market of a Member State of the European Union (i) the quorum required at an extraordinary shareholders’ meeting on first, second and third call will be more than 50%, one-third and one-fifth, respectively, of the issued and outstanding shares of the Company; and (ii) resolutions of an extraordinary shareholders’ meeting will require the approval of at least two-thirds of the holders of shares present or represented at such meeting.

Preemptive Rights

     Pursuant to Italian law, holders of Ordinary Shares are entitled to subscribe for issuance of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights or are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADS may be able to exercise fully any preemptive rights.

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all other creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the Company). Holders of preferred shares, if any such shares are issued in the future by the Company, would be entitled to a priority right to any such distribution from liquidation up to their par value. Thereafter, all shareholders would rank equally in their claims to the distribution or surplus assets, if any. Shares rank pari passu among themselves in liquidation.

Purchase of Shares by the Company

     The Company may purchase in the aggregate up to 10% of its Ordinary Shares at any time and from time to time, subject to certain conditions and limitations provided by Italian law, including that the purchase be approved by the shareholders’ general meeting and that the Company may only repurchase fully paid-in shares. There is currently an authorization from the shareholders for the Company to purchase up to 10% of the outstanding shares, which is valid until May 2005. The Company has not yet repurchased any shares pursuant to this authorization.

Notification of the Acquisition of Shares

     In accordance with Italian anti-trust laws, the Italian anti-trust authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the anti-trust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders’ Rights

     Any shareholder may, within three months, challenge any resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or the By-laws of the Company. Directors and statutory auditors may also challenge shareholders’ resolutions on this basis.

     Each shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 5% of the share capital of the Company (or, if the shares of the Company are listed on a regulated market of a Member State of the European Union, 2%), the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting. Shareholders representing more than 10% of the Company’s share capital (or, if the shares of the Company are listed on a regulated market of a Member State of the European Union, 5%) have the right to report major irregularities to the relevant court.

MATERIAL CONTRACTS

     The Company has not entered into any material contract, other than contracts entered into in the ordinary course of business, during the two years immediately preceding the publication of this annual report.

EXCHANGE CONTROLS

     Currently, there are no Italian exchange controls that would affect the payment of dividends or other remittances to holders of the ADSs or Ordinary Shares who reside outside Italy. The Company is not aware of any plans by the Italian government to institute any exchange controls that would affect the payment of dividends or other remittances to holders of ADSs or Ordinary Shares who reside outside Italy. Neither Italian law nor the Company’s By-laws limit the right of nonresident or foreign owners to hold or vote the Ordinary Shares or the ADSs.

TAXATION

     The following is a summary of certain U.S. federal income and Italian tax matters. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a non-resident beneficial owner carries on business or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report, which are subject to change. Investors and prospective investors in Ordinary

Shares or ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ADSs, including, in particular, the effect of any state, local or other national tax laws.

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners that are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

     For purposes of the Income Tax Convention and the United States Internal Revenue Code of 1986, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs.

     Taxation of Dividends

     Italian Tax Considerations. Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Reduced rates (normally 15%) may apply to non-resident shareholders who are entitled to, and comply with procedures for claiming, benefits under an income tax convention.

     Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to Italian tax at a reduced rate of 15%. However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a “treaty refund”). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166) unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission); (ii) to produce a statement whereby the U.S. owner represents to be a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy; and (iii) to set forth other required information. The time for processing requests for certification by the U.S. Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

     The Depositary’s instructions will specify certain deadlines for delivering to the Depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the U.S. Internal Revenue Service. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the Depositary.

     The Company and the Depositary have agreed that if the required documentation is received by the Company on or within 30 days after the dividend payment date (“the First Delivery Date”) and, in the reasonable judgment of the Company, such documentation satisfies the requirements for a refund by the Company of Italian withholding tax under the Income Tax Convention and applicable law, the Company will within 45 days thereafter pay the treaty refund to the Depositary for the benefit of the U.S. owners entitled thereto. If the Company does not receive a U.S. owner’s documentation within 30 days after the dividend payment date, such U.S. owner may for a period of 15 days continue to claim a treaty refund by delivering the required documentation to the Depositary. The Depositary will deliver such documentation within 15 days of the First Delivery Date (“the Final Delivery Date”), but the Company will not necessarily pay the treaty refund to the Depositary within 45 days of the First Delivery Date. If the Company does not receive the required documentation during this additional period, or if in the Company’s judgment the documentation fails to satisfy the requirements of Italian law for any reason, U.S. owners will not be entitled to receive any amounts from the Company and instead must claim the treaty refund directly from the Italian tax authorities. U.S. residents seeking refunds from the Italian tax authorities have encountered extensive delays and incurred related expenses. The procedures described in this paragraph may be modified or withdrawn if the Company determines that its participation in the refund practice is no longer lawful or practical.

     Italian law provides an alternative mechanism under which non-resident shareholders can claim a refund of up to four-ninths of Italian withholding taxes on dividend income, by proving to the Italian tax authorities that the dividend income was subject to income tax in the jurisdiction of residence of such holder in an amount at least equal to the total refund claimed. U.S. owners should consult their own tax advisers with respect to the availability of these refunds, which traditionally have been paid only after extensive delays.

     Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the owner will be required to provide the Company with the funds to pay the relevant withholding tax. Distribution of additional shares issued upon capitalization of reserves to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

     United States Tax Considerations. The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income, regardless of whether the tax refund is obtained, and will not be eligible for the dividends received deduction allowed to domestic corporations. Dividends paid in euros will be includible in the income of such U.S. owners in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or the custodian. If the Depositary or the custodian converts the euros into dollars on the day it receives them, U.S. owners generally should not realize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss, which will be treated as ordinary gain or loss, to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the euro amount of the treaty refund on the date the dividends were received by the Depositary or the custodian. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. Dividends will generally constitute foreign-source “passive income” or “financial services income” for U.S. tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of our shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

     Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. owner’s expected economic profit is insubstantial. U.S. owners should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to U.S. owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

     A beneficial owner of Ordinary Shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual generally will not be subject to U.S. federal income tax on dividends received on Ordinary Shares or ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

     Taxation of Capital Gains

     Italian Tax Considerations. Italian capital gains tax (“CGT”) normally is imposed on gains realized by non-resident holders upon the transfer or sale of shares whether located within or outside Italy. More specifically, a 27% CGT will be levied on gains realized on the disposal of a “qualified” shareholding. A “qualified” shareholding is constituted by Ordinary Shares or ADSs and/or rights representing more than five percent of a listed company’s total share capital or more than two percent of its share capital voting in the ordinary shareholders meeting. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as De Rigo, even when such shareholdings are held in Italy. A “non-qualified” shareholding is constituted by an interest in De Rigo which does not reach the thresholds described above.

     Furthermore, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian CGT unless such U.S. owner has a permanent establishment or fixed base in Italy to which Ordinary Shares or ADSs are effectively connected. To this end, U.S. residents that sell Ordinary Shares or ADSs and claim benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability of the capital gains pursuant to the Convention have been satisfied. Other countries have executed income tax conventions with Italy providing for similar treatment of Italian CGT. No CGT will be imposed on the deposit or withdrawal of Ordinary Shares in return for ADSs.

     United States Tax Considerations. Gain or loss realized by a U.S. owner on the sale or other disposition of Ordinary Shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner’s adjusted basis in the Ordinary Shares or the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Such gain or loss will generally be long term capital gain or loss if the U.S. owner holds the Ordinary Shares or ADSs for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%. Deposits and withdrawals of Ordinary Shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     A beneficial owner of Ordinary Shares or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual will not be subject to U.S. federal income tax on gain realized on the sale of Ordinary Shares or ADSs, unless (i) such gain is effectively connected with the conduct by the beneficial owner of a trade or business in the United States or (ii) in the case of gain realized by an individual beneficial owner, the beneficial owner is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Other Italian Taxes

     Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of Ordinary Shares or ADSs for a value exceeding € 180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of € 129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to € 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

     Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfer of Ordinary Shares or ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

DOCUMENTS ON DISPLAY

     Copies of De Rigo S.p.A.’s Statuto may be examined at its registered office at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy.

     De Rigo S.p.A. also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC- 0330. You may also read and copy any materials we file with the SEC at the regional offices of the SEC located at 233 Broadway, New York, New York, 10279, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

     The De Rigo Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates. The exposure to foreign currency risk arises principally in connection with the geographical distribution of the Group’s sales and retail activities, which generally results in the Group generating revenues from its operations and sales outside of the euro zone in currencies other than the euro that are in excess of its costs denominated in such currencies, which are primarily incurred with respect to its operations located in such countries, and, to a lesser extent, with respect to non-euro denominated inputs used by its operations in the euro zone. As a result, the depreciation of the euro relative to other currencies generally has a positive effect on net sales and operating income, while the appreciation of the euro has adverse effects on net sales and operating income. Similarly, changes in interest rates affect the Group’s net income by increasing or decreasing borrowing costs and investment income. Prior to the acquisition of D&A in December 1998, substantially all of the Group’s costs and revenues were denominated in lire or other currencies of countries participating in the third stage of European Monetary Union, as almost all of its production facilities were in Italy or other participating Member States and its prices were generally denominated in lire (except for sales to its distribution subsidiaries), so the average price per unit and operating margins were not significantly affected by foreign currency exchange rate fluctuations. Since December 1998, the Group’s exposure to non-euro currencies increased, due to the fact that D&A’s costs and revenues are almost exclusively denominated in Pounds Sterling. The Group’s acquisition of General Optica in February 2000 did not have a similar impact on its risk profile, as both Spain and Portugal are participating in the euro. The Group also makes significant purchases of raw materials and components denominated in U.S. dollars, and therefore is exposed to fluctuations in the exchange rate between the U.S. dollar and the euro.

     The Group regularly assesses its exposure and generally seeks to manage these market risks, principally through the use of forward exchange contracts and foreign currency options to hedge certain firm sales/purchases commitments, anticipated but not yet committed sales/purchases and investments in debt securities denominated in currencies other than the euro. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. De Rigo’s policy allows off-balance sheet financial instruments to be used only for managing exchange and interest rates risks connected to monetary flows and assets and liabilities, and not for speculative purposes.

     Net foreign exchange losses recognized in the Group’s consolidated statements of income for 2001 and 2002 amounted to €0.1 million and less than €0.5 million, respectively. For additional information on the Group’s financial instruments, see Note 19 to Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Risk Analysis

     The De Rigo Group monitors foreign exchange risk, interest rate risk and related hedge positions using a variety of analytical techniques including market value and sensitivity analysis. The following analyses assume instantaneous parallel shifts in exchange rates and interest rate yield curves. For options which are instruments with non-linear returns, sensitivity analysis models considering the year-end market volatility are employed.

     Exchange Rate Risk

     At December 31, 2002, the potential loss in fair value of the financial instruments with exposure to exchange rate risk with regard to non-euro currencies, principally those relating to the Pound Sterling and U.S. dollar, primarily financial assets and liabilities denominated in such currencies and derivative instruments such as foreign forward exchange contracts and currency options, resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately € 1.2 million. This sensitivity analysis assumes an unfavorable and instantaneous 10% fluctuation in the relevant exchange rates and is generally based on rates at the end of the year for the relevant currencies against the euro, the Group’s reporting currency.

     As consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, these assumptions may overstate the impact of exchange rate fluctuations on such financial instruments. In addition, this calculation does not include trade receivables and trade payables and anticipated cash flows related to the underlying business transactions. Management believes that it is reasonable to expect that the above movement in foreign exchange rates would produce an opposite economic impact on the underlying business transactions for which such financial instruments are used.

     Interest Rate Risk

     Although the Group uses derivative instruments to manage its interest rate risk exposure, it does not attempt to hedge its interest rate risks completely. As a result, the Group’s results could be affected with regard to changes in interest rates relates to the changes in the values of its floating rate assets and liabilities. The potential loss in fair value of such assets and liabilities held at December 31, 2002, resulting from a hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to such financial assets and liabilities would be approximately € 0.1 million.

     Despite the Group’s program to manage exchange rate and interest rate risk, there can be no assurance that exchange rate or interest rate fluctuations will not adversely affect the Group’s results of operations, cash flows, financial conditions or relative price competitiveness in the future. Moreover, as with all hedging instruments, there are risks associated with the use of derivative instruments and other risk management tools. Although the use of such hedging instruments provides a certain degree of protection from certain fluctuations in currency exchange and interest rates, the Group may potentially lose benefits resulting from other fluctuations in currency exchange and interest rates as a result of using such instruments.

     Changes in Market Risk Exposure Compared to 2001

     The Group’s policy on financial risk management has not changed from the preceding year. However, the characteristics and the mix of the Group’s financial instruments with exposure to interest rate and foreign exchange rate risk at December 31, 2002 have changed substantially from the preceding year. See Note 19 to Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     Within the 90 days prior to the date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

Index to Exhibits filed with this Report

1.1	By laws of De Rigo S.p.A., incorporated by reference to the Annual Report on Form 20-F filed by De Rigo S.p.A. with the Securities and Exchange Commission on June 30, 2002, file number 1-14002.

1.2	The total amount of long-term debt securities of De Rigo S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. De Rigo S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
De Rigo S.p.A.

We have audited the accompanying consolidated balance sheets of De Rigo S.p.A. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of De Rigo S.p.A. and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with Italian accounting principles, which differ in certain respects from those followed in the United States (see Note 19 of the Notes to Consolidated Financial Statements).

Padua, Italy
May 12, 2003

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Euro (€), unless otherwise noted)

	December 31,

	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	24,975	21,028
Investment in debt securities	1,796	1,907
Accounts receivable, trade, net of allowances for doubtful accounts of € 5,501 in 2001 and € 6,976 in 2002	70,869	80,414
Inventories (Note 4)	73,285	59,338
Deferred income taxes (Note 11)	6,453	13,178
Prepaid expenses and other current assets (Note 5)	26,023	20,464

Total current assets	203,401	196,329
Property, plant and equipment (Note 9):
Land	18,223	17,877
Buildings	56,098	56,513
Machinery and equipment	24,621	24,739
Office furniture and equipment	78,141	84,442
Construction in progress	1,841	280

	178,924	183,851
Less: Accumulated depreciation	(50,822)	(62,946)

Property, plant and equipment, net	128,102	120,905
Goodwill and intangible assets (Note 6)	123,615	114,707
Other non current assets (Note 7)	7,374	7,960

TOTAL ASSETS	462,492	439,901

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Euro (€), unless otherwise noted)

	December 31,

	2001	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (Note 8)	90,050	85,180
Current portion of long-term debt (Note 9)	493	218
Accounts payable, trade	81,722	76,323
Due to related parties (Note 18)	340	—
Commissions payable	1,845	1,553
Income taxes payable	10,252	3,334
Deferred income taxes (Note 11)	10,544	8,347
Accrued expenses and other current liabilities (Note 10)	33,081	31,973

Total current liabilities	228,327	206,928
Termination indemnities and other employee benefits (Note 12)	8,704	8,926
Deferred income taxes (Note 11)	2,401	2,726
Long-term debt, less current portion (Note 9)	764	696
Other non-current liabilities (Note 14)	11,877	8,508
Shareholders’ equity (Note 15):
Capital stock, authorized 45,800,000 ordinary shares par value 0.26 Euro per share at December 31, 2001 and 2002. Issued and outstanding ordinary shares at December 31, 2001 and 2002 were 44,651,403 and 44,714,255, respectively	11,609	11,626
Additional paid-in capital	54,439	54,490
Retained earnings	138,095	142,935
Foreign currency translation adjustments	1,239	(1,971)
Revaluation reserve	5,037	5,037

Total shareholders’ equity	210,419	212,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	462,492	439,901

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Euro (€), unless otherwise noted)

	For the years ended December 31,

	2000	2001	2002

NET SALES (Note 17)	456,602	505,250	512,459
COST OF SALES	167,613	184,293	203,208

GROSS PROFIT	288,989	320,957	309,251
COSTS AND EXPENSES
Commissions	12,664	16,724	16,381
Advertising and promotion expenses	31,622	35,479	34,854
Other selling expenses	184,294	199,956	203,011
General and administrative expenses	36,727	37,738	38,278

	265,307	289,897	292,524

INCOME FROM OPERATIONS	23,682	31,060	16,727
OTHER (INCOME) EXPENSES
Interest expense	5,428	4,182	4,025
Interest income	(2,329)	(982)	(633)
Other (income) expenses, net	(1,180)	660	3,566

	1,919	3,860	6,958

INCOME BEFORE INCOME TAXES	21,763	27,200	9,769
INCOME TAXES (Note 11)	6,895	6,551	46

INCOME BEFORE MINORITY INTERESTS	14,868	20,649	9,723
MINORITY INTERESTS (Note 18)	732	(568)	(922)

NET INCOME	14,136	21,217	10,645

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Euro (€), unless otherwise noted)

	2000	2001	2002

Cash flows from operating activities
Net income	14,136	21,217	10,645
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	18,014	18,829	18,339
Amortization	8,914	9,009	9,213
Provision for doubtful accounts	3,001	851	2,821
Provision for inventory obsolescence	1,341	4,223	4,480
Gain on sale of investments in debt securities	(460)	(86)	(111)
Deferred income taxes	(10,387)	(3,320)	(8,479)
Other, non-cash items	(177)	(36)	622
Provision for termination indemnities and pension costs	5,107	5,655	8,103
Minority interest in income	732	(568)	(922)
Changes in operating assets and liabilities:
Accounts receivable	(10,486)	(14,518)	(14,945)
Inventories	(6,510)	(24,669)	6,698
Accounts payable	19,120	22,518	(3,451)
Income taxes payable	5,220	(4,320)	(6,666)
Value added tax	634	(1,113)	1,799
Other — net	(207)	(7,519)	(150)
Payments of termination of indemnities and pension contributions	(5,146)	(5,750)	(5,656)

Net cash provided by operating activities	42,846	20,403	22,340

Cash flows from investing activities
Acquisition of General Optica (GO), net of cash acquired (Note 3)	(155,785)	—	—
Acquisition of minority interests in Dierre, De Rigo France and De Rigo Deutschland	—	(3,678)	(304)
Net proceeds from sale of Ranieri Argentina and Vogart S.r.l.	—	—	386
Cash refund of taxes — subsidiary acquired in 1998-Vantios/D&A	10,743	—	—
Proceeds from sale of assets held for sale on GO acquisition	50,355	—	—
Additions to property, plant and equipment	(25,446)	(24,989)	(16,075)
Proceeds from disposal of equipment and other assets	2,864	2,127	1,354
Additions to intangible assets	(2,742)	(3,343)	(2,086)
Proceeds from sale of investments in debt securities	30,241	3,544	—

Net cash used in investing activities	(89,770)	(26,339)	(16,725)

Cash flows from financing activities
Net change in short-term borrowings from lines of credit	7,654	38,867	(3,241)
Proceeds from short-term borrowings under credit facilities	150,000	36,592	—
Repayment of short-term borrowings under credit facilities and obligations to sellers of acquired companies	(123,388)	(64,817)	—
Capital contribution(s) by minority interest(s)	—	733	—
(Repayments) of borrowings from related parties	1,069	(735)	—
Proceeds from long-term debt	—	—	151
Repayment of long-term debt and non current liability	(1,093)	(287)	(494)
Share capital increase	—	174	68
Payment of dividends	—	(5,179)	(5,805)

Net cash provided (used) by financing activities	34,242	5,348	(9,321)

Effect of exchange rate changes on cash	96	93	(241)

Increase (decrease) in cash and cash equivalents	(12,586)	(495)	(3,947)
Cash and cash equivalents at beginning of the year	38,056	25,470	24,975

Cash and cash equivalents at end of the year	25,470	24,975	21,028

Supplemental disclosures:
Interest paid	2,223	4,038	3,871

Income taxes paid	12,160	14,930	18,147

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2000, 2001 and 2002
(In thousands of Euro (€), unless otherwise noted)

				Foreign
		Additional		currency
	Share	paid-in	Retained	translation	Revaluation
	Capital	capital	earnings	adjustments	reserve	Total

Balance at December 31, 1999	11,491	54,305	107,999	610	952	175,357
Foreign currency translation adjustments				(119)		(119)
Net income for 2000			14,136			14,136

Balance at December 31, 2000	11,491	54,305	122,135	491	952	189,374
Foreign currency translation adjustments				748		748
Share capital increase
- exercise of 151,403 stock options	40	134				174
- translation of share capital into Euro	78		(78)			—
Revaluation of trademarks, net of tax of € 958					4,085	4,085
Net income for 2001			21,217			21,217
Dividends paid			(5,179)			(5,179)

Balance at December 31, 2001	11,609	54,439	138,095	1,239	5,037	210,419
Foreign currency translation adjustments				(3,210)		(3,210)
Share capital increase
- exercise of 2,736 stock options	17	51				68
Net income for 2002			10,645			10,645
Dividends paid			(5,805)			(5,805)

Balance at December 31, 2002	11,626	54,490	142,935	(1,971)	5,037	212,117

See accompanying notes

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

1. BACKGROUND AND ORGANIZATION

De Rigo S.p.A. is incorporated in Italy, and on December 31, 2001 and 2002 was 73.5% and 73.6% owned by the De Rigo Brothers, respectively. On December 31, 2002 71.5% was indirectly owned through De Rigo Holding B.V. and another related company and 2.1% directly owned. The remaining 26.4% was owned as follows:

Managing Director	1.9%
Prada	5.0%
Publicly owned	19.5%

26.4%

The amount publicly-owned and 1.8% of the amount directly and indirectly owned by the Managing Director and the De Rigo Brothers is traded on the New York Stock Exchange in the form of American Depositary Shares (each American Depositary Share represents one Ordinary Share) under the symbol “DER”.

The principal activities of the De Rigo S.p.A. and its subsidiaries (the “Company” or the “Group”) include the design, manufacture, distribution, marketing and retailing of premium-priced fashion sunglasses and prescription eye glass frames and the sale of eyeglass lenses. Information on the Group’s operations by business segment and the expiration dates of its tax exemption grants are disclosed in Notes 17 and 11, respectively.

Effective January 1, 2002 the Company changed its reporting currency from Italian Lire to Euro. All financial data for prior periods have been restated in Euro at the official fixed exchange rate of Lit. 1,936.27 = € 1.00.

2. SIGNIFICANT ACCOUNTING POLICIES

     Principles of consolidation

All majority-owned subsidiaries are consolidated.

The financial statements used for the consolidation are those prepared for approval by the shareholders of the respective companies forming part of the De Rigo Group. Such financial statements are adjusted, where necessary, to conform with the Company’s accounting policies that are in conformity with the accounting principles established by the National Councils of the Italian Accounting Profession (“Italian GAAP”).

All significant intercompany transactions and balances are eliminated. Unrealized intercompany profits and the gains and losses arising from transactions between Group companies are also eliminated.

     Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

     Foreign currency translation

The financial statements of foreign subsidiaries expressed in foreign currencies are translated into Euro using the year-end exchange rate for balance sheet items and the average exchange rate for the year for statement of income items. The translation differences resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders’ equity.

     Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, taking into consideration the hedging contracts, and any resulting unrealized losses are charged to income and unrealized gains are credited to income, except those unrealized gains related to the remeasurement of non current assets and liabilities. Such unrealized gains are deferred until realized.

     Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Investments in debt securities

The Company’s financial investments in debt securities are stated at the lower of cost or market.

     Accounts receivable

Accounts receivable are carried at their net realizable value. The allowance for doubtful accounts is estimated based on the aging of accounts receivable balances and historical write-off experience. Accounts receivable are written-off when they are considered finally uncollectible and collection efforts have ceased.

     Inventories

Inventories are carried at the lower of cost or market using the weighted average cost method.

     Property, plant and equipment

Property, plant and equipment is recorded at either historical cost or revalued amounts. The Company revalued certain assets in years prior to 1992 to fair value, in accordance with the provisions of Italian law. The applicable revaluation laws contained provisions limiting the amount of any such revaluation to the fair value of the respective assets. The adjustments resulting from these reevaluations have been recorded as a component of shareholders’ equity.

Depreciation of property, plant and equipment is computed on the historical cost or revalued basis of the relevant asset, using the straight-line method over the estimated useful lives of the related assets, as follows:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Buildings	33-50 years
Machinery and equipment	4-10 years
Office, furniture and equipment	4-8 years
Leasehold improvements	lesser of useful life or lease term

     Goodwill

Goodwill represents the excess of the purchase price paid over the fair value assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed. Amortization is provided on a straight line basis over 5 to 20 years, the estimated future periods to be benefited. On an annual basis, management evaluates recorded goodwill for potential impairment.

     Intangible assets

Intangible assets are recorded at either historical cost or revalued amounts and are amortized, using the straight-line method, over 5 to 10 years. In 2001 the Company revalued certain trademarks to fair value, in accordance with applicable Italian law. The applicable revaluation laws contain provisions limiting the amount of any such revaluation to the fair value of the respective assets. The adjustments resulting from these revaluations have been recorded as a revaluation reserve that is reported as a separate component of shareholders’ equity. The taxes payable on these revaluations were charged to the revaluation reserve.

     Income taxes

Income taxes are provided by each entity included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and tax loss carry forwards (NOLs). Valuation allowances are provided against deferred tax assets for amounts that are not expected to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. However, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

     Investment tax credits and tax deductions

Investment tax credits and investment tax deductions are accounted for as a reduction in current income taxes in the year in which the credit arises or the deduction is taken.

     Revenue recognition

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Revenues from the sale of products are recorded upon shipment, which is generally when title passes. It is not the Company’s policy to accept returns; however in specific cases returns are accepted. For the Company’s retail operations revenues are recognized upon consummation of sales to customers.

     Derivative products

The Company uses derivative products to manage its exposure to fluctuations in interest rates and in foreign currency exchange rates relating to certain receivables and payables. The derivative products used by the Company are primarily interest rate swap, foreign currency forward contracts and to a limited extent foreign currency option contracts. Discounts or premiums on forward contracts (the difference between the current spot exchange rate and the forward exchange rate at the inception of the contract) and the time value on premiums on option contracts (the portion of the option contract’s value attributable to the period until expiration), are amortized to expense over the life of the contract using the straight-line method. Derivatives, that are not designated as hedges, are recorded on the balance sheet at fair value. Unrealized gains related to the remeasurement at fair value of the long term derivative contracts are deferred until realized.

From 1998 to the fourth quarter of 2000, the Company used forward foreign exchange contracts in the British Pound to reduce its exposure to foreign currency risk from its net investment in its subsidiary in the United Kingdom that was acquired in 1998, and any gains and losses, net of related taxes, resulting from such contracts were included in the cumulative translation adjustment, a separate component of shareholders’ equity.

     Advertising and promotion

Advertising costs are charged to earnings the first time the advertisement appears. Media (TV and print advertisement) placement costs are charged to earnings in the month the advertisement first appears. The Company has sponsorship agreements with certain movie stars and athletes that are generally cancelable only for cause. The Company’s accounting for these sponsorship contracts is based upon the specific contract provisions. Generally, sponsorship payments are expensed uniformly over the term of the agreement, provided that certain periodic future performance obligations exist.

     Statements of cash flows

Short-term borrowings arise primarily under the Group’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

     Reclassifications

Certain amounts in the financial statements in 2000 and 2001 have been reclassified to conform with the 2002 presentation.

3. BUSINESS ACQUISITIONS AND DISPOSALS

     2000 Acquisitions

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

On February 2, 2000 the Company acquired all of the outstanding shares of General Optica International S.A. (“GO”) for a total cash consideration price of € 162,118. GO, which is headquartered in Barcelona, Spain sells prescription eyeglasses and fashion sunglasses through its optical retail outlets throughout Spain and Portugal. The Company financed the acquisition from proceeds received under a short-term line of credit described in Note 8.

The GO acquisition was recorded under the purchase method of accounting, and accordingly, the results of operations of GO for the period from February 2, 2000 are included in the accompanying consolidated statement of income for the year ended December 31, 2000 and 2001. The total cost of the acquisition, amounting to € 162,118, was allocated to assets acquired and liabilities assumed based on their fair values at the date of the acquisition, and the excess of the cost of the acquisition over the fair value of the net assets acquired was allocated to goodwill, which is being amortized in accordance with the Company’s accounting policy. Immediately after the acquisition, the net assets of Salmoiraghi Viganò (“SV”) — (GO’s wholly-owned Italian retail subsidiary in Italy), were sold for a cash consideration of € 50,355. In the purchase price allocation, the fair value of these assets were allocated to assets held for sale, and a deferred tax liability was provided for the capital gain tax to be paid on the gain to be recognized for tax purposes.

The allocation of the business costs of the acquisitions is summarized as follows:

Current assets, including cash	16,533
Property, plant and equipment	51,185
Intangibles	2,681
Assets held for sale	50,355
Other non current assets	1,531
Current liabilities	(22,883)
Long-term liabilities	(5,933)
Net deferred tax liabilities	(19,770)

Fair value of net assets of entities acquired	73,699
Excess of cost of acquisitions over equity in fair value of net assets acquired – Goodwill	88,419

Cost of acquisition	162,118

Less cash acquired	(6,333)

Cash expenditure for the acquisition	155,785

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

2001 Acquisitions

On January 31, 2001, September 11, 2001 and June 30, 2001 the Group acquired the outstanding 45% and 2% minority interests of its subsidiaries De Rigo France and Dierre and a 10% minority interest of De Rigo Deutschland for cash consideration of € 1,223, € 2,503 and € 256, respectively. The acquisitions have been accounted for under the purchase method. Prior to the acquisitions of these outstanding minority interests the Company was fully consolidating their results. The excess of the purchase prices paid over the corresponding portion of the fair values assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed, amounted to € 640, € 218 and € 278, respectively, and has been allocated to goodwill, which is being amortized over 5 years on a straight-line basis.

2002 Acquisitions and disposals

On June 25, 2002, the Group sold its 51% interest in Ranieri Argentina for a cash consideration of € 367 realizing a gain of € 78. The recent economic crisis in Argentina led the Group to divest its former distribution subsidiary in that country.

On July 24, 2002, the Group acquired the outstanding 40% minority interests of its subsidiary De Rigo Deutschland for cash consideration of € 51. The acquisition has been accounted for under the purchase method. Prior to the acquisition of this outstanding minority interest the Company held 60% of the outstanding shares and was fully consolidating its results. The excess of the purchase prices paid over the corresponding portion of the fair values assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed, amounted to € 401 and has been allocated to goodwill, which is being amortized over 5 years on a straight-line basis.

4.     INVENTORIES

Inventories consisted of the following:

	December 31,

	2001	2002

Raw materials and supplies	10,362	11,586
Semi-finished goods	8,594	3,577
Finished goods	54,329	44,175

	73,285	59,338

Inventories are net of allowances for obsolete and slow moving items of € 18,909 and € 21,927 at December 31, 2001 and 2002, respectively.

5.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	December 31,

	2001	2002

Prepaid shop rentals	4,695	4,855
Prepaid pension benefit costs (Note 12)	5,647	2,152
Cash deposits held in escrow for payment of note payable (Note 10)	613	—
Value added tax receivable	5,613	3,799
Income tax receivable	3,557	5,251
Advances to suppliers and agents	947	1,076
Franchise prepayments	610	846
Prepaid taxes	542	638
Other	3,799	1,847

	26,023	20,464

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

6.     GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consisted of the following:

	December 31,

	2001	2002

Goodwill, net of accumulated amortization of € 14,998 in 2001 and
€ 20,241 in 2002	111,113	103,253
Trademarks, net of accumulated amortization of € 1,206 in 2001 and € 1,808 in 2002	5,479	4,918
Other intangibles, net of accumulated amortization of € 9,789 in 2001 and € 11,661 in 2002	7,023	6,536

	123,615	114,707

In accordance with Italian tax law n. 448 dated December 28, 2001, at the end of 2001, the Company revalued certain of its trademarks from € 436 to € 5,479. This revaluation was subject to a tax in the amount of € 958, which is payable over three years. The carrying value of the trademark assets was adjusted to the revalued amounts of € 5,479, the amount of the revaluation was credited to a separate component of shareholders’ equity (revaluation reserve) net of the tax liability recognized that is attributable to the revaluation reserve. No provision has been made for the tax to be paid upon distribution of the revaluation reserve because management does not intend to distribute the revaluation reserve arising from this revaluation.

7.     OTHER NON CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,

	2001	2002

Prepaid pension benefit costs (Note 12)	1,775	2,644
Advance payment of withholding tax on termination indemnities	173	123
Income tax receivable	3,620	3,435
Deferred income taxes	429	536
Other	1,377	1,222

	7,374	7,960

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

8.     SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of:

	December 31,

	2001	2002

Borrowings under lines of credit payable on demand	48,268	85,180
Borrowings under lines of credit expiring within 18 months	41,782	—

	90,050	85,180

     Borrowings under lines of credit payable on demand

At December 31, 2001 and 2002, the Group had unsecured short-term bank lines of credit aggregating approximately € 99,677 and € 167,324, respectively. At December 31, 2001 and 2002, approximately € 51,409 and € 82,144, respectively, were available for further borrowings. At December 31, 2001 and 2002, the weighted average interest rates for the short-term lines of credit were 4.71% and 3.99%, respectively. Amounts outstanding under these lines of credits are payable upon demand.

Borrowings under credit agreements and lines of credit expiring within eighteen months

During 2001, the credit facilities originally obtained to finance the acquisitions of Vantios/D&A and General Optica International (“GO”) were renegotiated. A portion of these credit facilities was converted into a line of credit payable on demand and another portion was converted into lines of credit expiring within 18 months. During 2002, the credit facilities expiring within 18 months were transformed into lines of credit payable on demand.

9.     LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,

	2001	2002

Subsidized by the Italian Government:
- Mortgage loan payable to bank, bearing interest at an effective annual rate of 4.4%, payable yearly through the year 2002, subsidized under the Government program for investment in the disaster area of Vajont	345	—

	December 31,

	2001	2002

- Mortgage loan payable to bank, bearing interest at an effective annual rate of 1.0875% for first three year and 2.61% for remaining 10 years, payable yearly from the year 2003 through the year 2012	386	386
Subsidized by the European Investment Bank:
- Mortgage loan payable to bank, bearing variable interest at 3 month Euribor rate plus 1.00% differential payable yearly from 1998 through 2005 (4.26% and 3.88% at December 31, 2001 and 2002, respectively)	387	290
Mortgage loan payable to banks bearing interest at annual rates of 5% to 6%, due in installments to 2004	139	87
Mortgage loan payable to banks bearing interest at annual rates of 5.20%, due in installments to 2004	—	151

Total long-term debt	1,257	914
Less: current portion	(493)	(218)

	764	696

The interest paid by the Italian Government amounted to € 112, € 45 and € 26 in 2000, 2001 and 2002, respectively. These subsidies reduced the effective interest rates applicable to these loans from 14.51% to 4.90% and from 14.4% to 4.4%, respectively. The subsidy on the European Investment Bank loan eliminates the 0.75% differential reducing the effective interest rate to the 3 month Euribor rate plus 0.25%.

The mortgage loans are secured by liens on property, plant and equipment that have a carrying value of approximately € 3,311 at December 31, 2002. The maturities of long-term debt over the next five years as at December 31, 2002 are as follows:

2003	218
2004	204
2005	172
2006	76
2007	38
Thereafter	206

Total	914

10.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	December 31,

	2001	2002

Salaries payable and related social security contributions	12,966	12,965
Employee taxes withheld	3,140	3,493
Customer advances	2,826	2,029
Property expense accruals	773	1,093
VAT taxes payable	2,477	2,515
Warranty provision	1,901	708
Payables to sellers in respect of business acquisitions:
Ranieri acquisition	613	—
Taxes on revaluation reserve	319	330
Other accrued expenses	8,066	8,840

	33,081	31,973

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

11.     INCOME TAXES

Income before income taxes and the provision for income taxes consist of the following:

	2000	2001	2002

Income before income taxes:
Italy	2,926	8,958	1,299
United Kingdom	10,100	13,167	2,072
Spain	9,160	7,079	8,864
Other	(423)	(2,004)	(2,466)

Total	21,763	27,200	9,769

Provision for income taxes:
Current:
Italy	939	(599)	1,749
United Kingdom	2,971	3,622	1,764
Spain	12,940	6,437	4,459
Other	432	411	553

Total	17,282	9,871	8,525
Deferred:
Italy	(2,303)	(1,670)	(8,014)
United Kingdom	1,252	1,294	(153)
Spain	(9,139)	(3,099)	(311)
Other	(197)	155	(1)

Total	(10,387)	(3,320)	(8,479)

Total tax provision	6,895	6,551	46

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

A reconciliation between the Italian statutory tax rates and the consolidated effective tax rates is as follows:

	2000	2001	2002

Tax @ Italian statutory rate of 41.25% in 2000 and 40.25% in 2001 and 2002	8,977	10,948	3,932
Tax savings from Italian subsidiaries operating in a tax exempt area	(3,132)	(3,816)	(1)
Investment tax credit and deductions		(209)	(245)
Italian gains on business disposal	—	—	(123)
Effect of a change in tax rate:
- in Italy	61	—	(7,042)
- Italian Dual Income Tax	—	(801)	—
- other countries	—	—	16
Effect of different tax rates of foreign jurisdictions	(2,525)	(2,202)	(785)
Tax benefit of NOL’s of subsidiaries not recognized	183	1,348	1,026
Amortization of goodwill	2,417	2,380	2,384
Effect of tax provision on distribution of dividend from foreign subsidiaries	132	218	—
Other permanent differences:
- Italy
IRPEG	(12)	(1,953)	(459)
IRAP – (primarily payroll and interest)	794	915	1,413
- Other countries	—	(277)	(70)

Provision for income taxes	6,895	6,551	46

Effective consolidated tax rate	31.7%	24,1%	0.5%

The Italian statutory tax rate for 2000 was 41.25%, comprised of a 37% national corporate income tax (“IRPEG”) and a 4.25% Regional Tax on Productive Activities (“IRAP”). A new tax law was enacted in December 2000 to be effective January 1, 2001 with the effect of reducing the IRPEG tax rate from 37% to 36% for the years 2001 and 2002 and from January 1, 2003 to reduce the tax rate to 35%. In 2002, a new tax law was approved with the effect of reducing the IRPEG tax rate for 2003 to 34%.

The Company decreased its Italian deferred tax assets and liabilities as of December 31, 2000 to reflect the change in the tax law enacted in December 2000 and 2002. The effect of applying the enacted tax rates in 2000 to existing temporary differences was to increase income tax expense by € 61. In 2002, the Company recognized, as a change in tax rate, deferred taxes on temporary differences of the tax exempt companies.

The 2001 Italian investment tax incentive law was enacted in order to encourage capital investments and other expenditures in Italy. Companies are able to reduce their taxable income by up to 50% of the excess of new qualifying capital and other expenditures made in the second half of 2001 and in the year 2002 in fixed assets (tangibles and specified intangibles) over the average of the investments made in such assets during the five prior years. The incentive law also applies to certain expenses incurred in connection with the training of the companies’

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

personnel. The incentive results in a current one time deduction and neither increases nor decreases the tax bases of the assets to compute future tax deductions for depreciation and amortization relating to investment deductions granted. As a result, in 2001 and 2002 the Company recognized a benefit from the investment deductions of € 209 and € 245, respectively.

In accordance with a law decree enacted in 1997 to foster the capitalization of the companies, the Dual Income Tax (“DIT”) was introduced. In accordance with such law decree, a portion of the Company’s taxable income that is subject to IRPEG taxes was taxable at the reduced rate of 19% instead of the enacted IRPEG rates reported above. Such portion of the taxable income amounting to € 4,711 in the year 2001 was computed applying a specific interest rate, fixed by the Government and equal to 6%, to the net increase in the Company’s net equity occurred from December 31, 1996 to December 31, 2001. The Company decreased its current taxes for the application of DIT by € 801 in 2001. Deferred taxes on temporary differences at December 31, 2002 and 2001 are accounted for at the tax rate expected to occur in the year of reversal, taking into consideration the enacted IRPEG rates, the expected applicable effect of the DIT benefit and the enacted IRAP tax rate.

Two subsidiaries of the Company that operate in the Longarone area are entitled to income tax exemptions from both national corporate income taxes and local income taxes under the Vajont Relief Program that the Italian Government implemented under an incentive program for the Longarone area as part of a package of relief measures after the Vajont dam catastrophe in 1963. One of the exemptions expired in September 2001 and the other will expire in April 2003.

Tax years for the constituent companies in the Group are open from 1996 and are subject to review by the pertinent tax authorities. Management and its legal advisors do not believe that any significant liabilities will arise from future tax reviews.

12.     EMPLOYEE BENEFITS

Italian companies in the Group recognized employee benefit costs in accordance with Italian severance pay statutes and certain foreign subsidiaries recognized pension costs related to their pension plans. The total expense for employee benefits recognized for each of the three years in the period ended December 31, 2002 are summarized as follows:

	2000	2001	2002

Italian termination indemnities	1,108	1,323	1,437
Defined benefit plan of Vantios/D&A	2,953	2,733	5,407
Defined benefit plans of GO	212	437	257
Defined benefit plan of other countries	68	358	197
Defined contribution plans of Vantios/D&A and GO	766	804	805

	5,107	5,655	8,103

The liabilities reported in the balance sheet at December 31, 2001 and 2002 pertaining to these employee benefits are summarized as follows:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	2001	2002

Italian termination indemnities	4,775	5,681
Defined benefit plans of GO	3,475	2,653
Defined benefit plans of other countries	454	592

	8,704	8,926

Additional information with respect to the Italian termination indemnities and pension plans of companies within the Group is provided below:

     Liabilities for Italian Termination Indemnities

The liability for termination indemnities relates to the Company’s employees at its Italian operations. In accordance with the Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost of living index provided by the Italian Government. There is no funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee separates immediately. The provisions charged to earnings for 2000, 2001 and 2002 were € 1,108, € 1,323 and € 1,437, respectively.

     Defined Benefit and Pension plans

Vantios/D&A, an entity acquired on December 2, 1998, has a defined benefit pension plan covering substantially all of its employees that is funded. The benefits are based on years of service and the employee’s compensation during a period up to the last seven years of employment. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. At the date of acquisition the projected benefit obligation for service rendered to date and the value of the plan assets were stated at fair value and the amount of plan assets in excess of the projected benefit obligation was recorded as a prepaid pension cost.

The following tables summarize the components of net benefit expense recognized in the consolidated income statement for the year ended December 31, 2000, 2001 and 2002 and the funded status and amounts recognized in the consolidated balance sheets at December 31, 2001 and 2002.

Components of net periodic benefit cost for years ended December 31, are as follows:

	2000	2001	2002

Service benefit-cost: benefits earned during the year	4,922	4,824	5,089
Interest cost on projected benefit obligation	8,860	8,522	9,383
Expected return on plan assets	(10,829)	(10,613)	(9,860)
Amortization of unrecognized gain/loss	—	—	795

Net periodic benefit cost	2,953	2,733	5,407

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

The cost of providing benefits under the plan is determined using the projected unit credit actuarial valuation method. The principal weighted average assumptions used in making the actuarial valuations are as follows:

	2000	2001	2002

Discount rate	5.75%	6.00%	5.75%
Expected return on plan assets	6.75%	7.00%	6.50%
Rate of compensation increase	4.00%	3.50%	3.30%

Funded status of the pension plan is as presented in the tables below:

	December 31,

	2001	2002

Accumulated benefit obligation	144,125	141,122
Fair value of plan assets	144,782	123,751

Excess (deficit) of fair value of plan assets over accumulated benefit obligation	657	(17,371)

Changes in projected benefit obligation
At beginning of year	145,490	162,366
Service cost	4,824	5,089
Interest cost	8,522	9,383
Plan participants’ contributions	1,801	1,574
Actuarial gain	1,442	(4,071)
Benefits paid	(3,714)	(3,865)
Foreign currency translation adjustment	4,001	(10,753)

Benefits obligation at the end of year	162,366	159,723

Change in plan assets

     (invested primarily in United Kingdom stocks and bonds)

	2001	2002

Fair value of plan assets at beginning of year	154,783	144,782
Actual returns on assets – gain (loss)	(15,340)	(12,961)
Company’s contributions	3,586	3,165
Plan participants’ contributions	1,801	1,574
Benefits paid	(3,714)	(3,865)
Foreign currency translation adjustments	3,666	(8,944)

Fair value of plan assets at end of year	144,782	123,751

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Funded status of the plan over-funded (under-funded)	(17,584)	(35,972)
Unrecognized actuarial (gain) loss on return on plan assets	23,123	44,735
Unrecognized actuarial gain in benefit obligations	1,442	(3,935)
Foreign currency translation adjustments	441	(32)

Prepaid benefit cost	7,422	4,796

The amount of the prepaid benefit cost has been classified in the consolidated balance sheets at December 31, 2001 and 2002 as: prepaid current asset of € 5,647 and € 2,152, respectively, and non-current asset of € 1,775 and € 2,644, respectively. The prepaid benefit costs will be realized through lower future contributions as differences occur between the funding and expensing of the pension plan, or as a result of a combination of these events.

GO, an entity acquired in 2000, has defined benefit plans covering certain executives that are not funded at December 31, 2002. The present value of the benefit obligations at December 31, 2001 and 2002 was € 3,475 and € 2,653, respectively. The net benefit costs accrued in 2001 and 2002 were € 437 and € 257, respectively and the benefits paid in 2001 and 2002 were € 316 and € 1,079, respectively. The principal weighted average assumptions used in making the actuarial valuations at December 31, 2001 and 2002 were a discount rate of 5% for both 2001 and 2002 and rate of compensation increase of 3.5% for 2001 and 2.5% for 2002.

     Defined Contribution Plans

Vantios/D&A and GO make contributions to defined contribution plans that are based on a percentage of employee compensation. The amounts of pension expense recognized for those plans in 2000, 2001, and 2002 were € 766, € 804 and € 805, respectively.

13. STOCK OPTIONS

At an extraordinary shareholders’ meeting held on May 4, 1999 the Board of Directors was authorized to grant stock options for 2,325,000 shares to certain key employees, and the Board was also authorized to increase the Company’s authorized and issued share capital by up to 2,600,000 shares in the event such options were exercised. During 1999 the Board granted options for 2,325,000 shares with an exercise price of U.S.$ 6.00 per share, which was slightly more than the fair market price of the shares on the date of the grant of the options. During 1999, options for 250,000 shares lapsed due to employee resignations. At December 31, 1999 the 2,075,000 options granted and outstanding were exercisable from 2000 through 2003.

At an extraordinary shareholder’s meeting held on November 17, 2000 a new stock option plan was approved to replace the plan implemented in 1999. The option holders in that plan all accepted conversion to the plan approved in the year 2000. Between January 1, 2000 and November 17, 2000, 225,000 options lapsed due to employee resignations, leaving options for 1,850,000 shares outstanding as of November 17, 2000. Under the terms of the new plan 851,000 options were granted (the 1,850,000 existing options were converted in the ratio of .46 new options for each option held) at an exercise price of U.S$ 1.00 per share, which was less than the fair value of the stock at the grant date, and the life of the awards was extended by one year. Also, on November 17, 2000, an additional 348,400 options were granted at an exercise price of U.S.$ 1.00 per share. At the same

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

shareholders’ meeting the authorized share capital increase was reduced to 1,300,000 shares. In 2002 no additional options were granted, 62,852 options were exercised and 73,664 options were forfeited. At December 31, 2002 there were 846,621 options outstanding, which are exercisable as indicated in the following table:

Year	Number of shares

2003	583,121
2004	263,500

Total	846,621

The maximum number of options set forth in the above schedule may be exercised if the Company’s stock reaches more than U.S.$ 10.00. If the stock price during the exercise period falls between $ 6.25 and $ 10.00 per share 20% to 90% may be exercised and none of the options may be exercised in the period in the event the share price is below U.S.$ 6.25. Any options not exercised in any year may be carried forward and exercised in a subsequent year providing the stock price recovers. All options must be exercised by the end of the year 2004.

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	December 31,

	2001	2002

Minority interests	2,363	1,329
Accrual for expected losses on contractual obligation for shops of a subsidiary that were closed and non-operating prior to its acquisition	3,753	3,058
Tax on revaluation of trademarks reserve	639	330
Agents termination indemnity	1,132	1,322
Other	3,990	2,469

	11,877	8,508

15. SHAREHOLDERS’ EQUITY

Italian law requires that 5% of a company’s net income be retained as a legal reserve, until such reserve equals 20% of share capital. Included in retained earnings are legal reserves of € 2,213 and € 2,391 at December 31, 2001 and 2002, respectively, pertaining to the Group’s Italian companies. This reserve is not available for distribution.

Retained earnings which could be available for distribution to shareholders are those recorded by the Group’s constituent companies in their individual financial statements. Such retained earnings amount in aggregate to € 212,124 and € 234,629 at December 31, 2001 and 2002, respectively.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

No provision has been made in 2001 for income taxes on the following components of shareholders’ equity related to undistributed earnings of Italian companies merged into De Rigo S.p.A. effective from January 1, 2002:

a.	Undistributed earnings of taxable Italian subsidiaries, amounting to € 324 because tax credits arising from income taxes paid by the subsidiaries will be utilized to offset any tax payable when dividends are distributed.

b.	Undistributed earnings of tax-exempt Italian subsidiaries, amounting to € 81,861 are not subject to taxation in case of distribution as the companies have paid the substitute equalization tax of 5.6% which has freed these reserves.

c.	Undistributed earnings of tax-exempt Italian subsidiaries, amounting to € 26,598 that would be subject to taxes of € 9,571 in case of distribution; no taxes have been provided because it is the Company’s policy to recognize any tax to be paid as an expense in the period in which the dividend distribution is made. Additionally, it is not management’s intent to pay any dividends from these tax exempt earnings.

No provision has been made in 2001 and 2002 for income taxes on the following components of shareholders’ equity:

a.	Revaluation reserve not affected by the equalization tax amounting to € 952 that would be subject to taxes of € 343, since no provision is required under current Italian GAAP.

b.	Undistributed earnings of Spanish subsidiaries, amounting to € 7,187 and € 15,906 in 2001 and 2002, respectively, would be subject to taxes of € 335 and € 625 in 2001 and 2002, respectively, in case of distribution and undistributed earnings of British subsidiaries, amounting to € 46,417 and € 57,841 in 2001 and 2002, respectively, would be subject to taxes of € 836 and € 983 in 2001 and 2002, respectively, in case of distribution.

16. COMMITMENTS AND CONTINGENCIES

     Lease commitments

     Vantios/D&A leases property, computer hardware and cars and GO leases property under non-cancellable operating leases. Other lease commitments relate to the rental of buildings by the distribution subsidiaries. Rental expense for the years 2000, 2001 and 2002 amounted to approximately € 28,459, € 25,610 and € 26,316, respectively. At December 31, 2002 the future lease payments under such operating leases are as follows:

Year	Vantios/D&A	GO	Other	Total

2003	21,972	4,360	906	27,238
2004	21,677	3,817	774	26,268
2005	19,589	3,231	773	23,593
2006	18,057	2,554	764	21,375
2007	16,490	1,927	433	18,850
Thereafter	65,054	3,621	90	68,765

Total	162,839	19,510	3,740	186,089

     Royalty Agreements

The Group has agreements with certain designers for the use of their trademarks in the production of fashion eyewear. Such agreements require the Company to pay royalties at various percentages of net sales and in one case a flat fee. Certain royalty agreements expire in 2003, 2004, 2005 and 2006. Others are renewable at the option of either party.

Royalty expenses were € 4,901, € 6,838 and € 7,410 in 2000, 2001 and 2002, respectively.

The future minimum payments for royalties and advertising expenses as stated in royalties contracts are the following:

Year	Royalties	Advertising

2003	3,487	2,358
2004	3,668	1,441
2005	2,567	1,456
2006	1,033	376

Total	10,755	5,631

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

     Sponsorship agreements

The Group has agreements with soccer players, expiring in 2003. The future minimum payments on those contracts in effect at December 31, 2002 amount to € 78.

     Litigation

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have any material adverse effect on the Company’s financial statements.

17. SEGMENT INFORMATION

The Company’s business consists of designing, manufacturing, distributing and selling premium price sunglasses and prescription eyeglass frames and lenses. Prior to its acquisition of Vantios in the United Kingdom at the end of 1998 and General Optica in 2000, the Company was not engaged in retailing activities and until 2001 it managed its business through individual companies on a geographic basis. In 2001, the Company formalized the change in its management to manage its business through three business divisions. For comparative analysis purposes, the Company is presenting its segment information for 2000 on the basis of the business divisions used in presenting the segment information for 2001 and 2002.

Management utilizes more than one measurement and multiple types of data to measure segment performance and to allocate resources to business divisions. However, the most heavily relied upon measurements are consistent with the Company’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them based primarily on actual and expected operating profitability. Intersegment sales are generally accounted for at prices comparable to those for sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies described in Note 2.

Certain items relate to the Company’s headquarters operations and are not allocated to the segments. These primarily include the net cost of the Company’s interest expense and other items. Management views interest income and expense as corporate financing costs and not as a cost of a particular business segment. In addition, income taxes are not viewed internally on a segment basis but rather as a cost of the taxing jurisdiction in which the relevant individual companies operate.

Wholesale and manufacturing: the Company distributes its manufactured products through its network of sales representatives in Italy and the countries in which its distribution subsidiaries are based, through independent distributors, and through the D&A and General Optica retail stores in the United Kingdom, Spain and Portugal.

Retailing: the Company’s retailing segment consists of the optical chains D&A and General Optica, which are located in the United Kingdom and Spain and Portugal, respectively.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

EID: The Company’s EID segment distributes Prada-branded eyewear exclusively through a network of joint venture subsidiaries with Prada.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	Wholesale and
2000	Manufacturing	Retailing	EID	Total

Sales to third parties	93,076	340,085	23,441	456,602

Intersegment sales	12,045	—	136	12,181

Income from operations before depreciation and amortization	12,219	36,666	1,725	50,610
Depreciation	3,348	13,658	1,008	18,014
Amortization of goodwill	585	5,774	—	6,359
Amortization of other intangibles	592	1,761	202	2,555

Income (loss) from operations	7,694	15,473	515	23,682

Identifiable long-lived assets	19,701	231,253	2,571	253,525

Total assets	122,523	284,992	13,287	420,802

Capital expenditures and acquisitions	2,988	178,293	2,692	183,973

	Wholesale and
2001	Manufacturing	Retailing	EID	Total

Sales to third parties	114,920	358,349	31,981	505,250

Intersegment sales	18,267	16	137	18,420

Income from operations before depreciation and amortization	16,008	40,846	2,044	58,898
Depreciation	3,339	14,042	1,448	18,829
Amortization of goodwill	261	6,156	—	6,417
Amortization of other intangibles	598	1,789	205	2,592

Income (loss) from operations	11,810	18,859	391	31,060

Identifiable long-lived assets	27,984	228,313	2,794	259,091

Total assets	158,233	285,580	18,679	462,492

Capital expenditures and acquisitions	11,281	18,874	1,855	32,010

	Wholesale and
2002	Manufacturing	Retailing	EID	Total

Sales to third parties	121,709	359,605	31,145	512,459

Intersegment sales	19,390	2	96	19,488

Income from operations before depreciation and amortization	11,472	32,237	570	44,279
Depreciation	2,992	14,135	1,212	18,339
Amortization of goodwill	273	6,134	—	6,407
Amortization of other intangibles	1,020	1,522	264	2,806

Income (loss) from operations	7,187	10,446	(906)	16,727

Identifiable long-lived assets	26,758	214,900	1,914	243,572

Total assets	152,468	256,772	30,661	439,901

Capital expenditures and acquisitions	3,466	13,525	1,170	18,161

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

An analysis of sales and long-lived assets by both geographic area and segment is the following:

	Wholesale and
2000	Manufacturing	Retailing	EID	Total

Sales to third parties by geographic area
Italy and other European countries	63,271	340,085	11,586	414,942
Americas	10,474	—	3,984	14,458
Rest of the world	19,331	—	7,871	27,202

Total	93,076	340,085	23,441	456,602

Long-lived assets based on a physical location
Italy and other European countries	18,733	231,253	2,410	252,396
Americas	968	—	161	1,129
Rest of the world	—	—	—	—

Total	19,701	231,253	2,571	253,525

Retailing includes sales to third parties amounting to € 95,232 and € 244,853 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 143,745 and € 87,508 in Spain and the UK, respectively.

	Wholesale and
2001	Manufacturing	Retailing	EID	Total

Sales to third parties by geographic area
Italy and other European countries	75,761	358,349	19,096	453,206
Americas	13,039	—	4,495	17,534
Rest of the world	26,120	—	8,390	34,510

Total	114,920	358,349	31,981	505,250

Long-lived assets based on a physical location
Italy and other European countries	26.319	228,313	2,544	257,176
Americas	515	—	250	765
Rest of the world	1,150	—	—	1,150

Total	27,984	228,313	2,794	259,091

Retailing includes sales to third parties amounting to € 110,630 and € 247,719 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 146,192 and € 80,345 in Spain and the UK, respectively.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	Wholesale and
2002	Manufacturing	Retailing	EID	Total

Sales to third parties by geographic area
Italy and other European countries	82,590	359,605	21,679	463,874
Americas	9,343	—	2,622	11,965
Rest of the world	29,776	—	6,844	36,620

Total	121,709	359,605	31,145	512,459

Long-lived assets based on a physical location
Italy and other European countries	26,369	214,900	1,914	243,183
Americas	—	—	—	—
Rest of the world	389	—	—	389

Total	26,758	214,900	1,914	243,572

Retailing includes sales to third parties amounting to € 123,366 and € 236,239 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 141,743 and € 73,157 in Spain and the UK, respectively.

18. RELATED PARTY TRANSACTIONS AND MINORITY INTERESTS

Related Party Transactions — Certain of the Company’s facilities in Longarone and Limana were constructed in the years 1992 through 2002 by Impresa Edile F.lli De Rigo S.r.l., a construction company which is wholly owned by the De Rigo Brothers. The related construction costs through December 31, 2002, which have been capitalized as buildings amounted to € 2,418.

In the year 2000, Eyewear International Distribution (EID), a 51% owned subsidiary that distributes sunglasses and eyeglasses under the Prada name, started operations. The Prada Group owns the remaining 49% interest in EID. During the years 2000, 2001 and 2002, EID had commercial transactions with companies within the Prada Group. These transactions were represented by sales amounting to € 5,008, € 5,862 and € 2,787, and paid management fees, royalties and commissions amounting to € 3,805, € 7,857 and € 4,089 in 2000, 2001 and 2002, respectively. Interest paid by EID on a loan from the Prada Group amounted in 2000 and 2001 to € 51 and € 19, respectively. In addition, in 2002, EID accounted for € 119 rental expenses in relation to the rental of a building in Longarone from Surfrigo, a company owned by the De Rigo brothers.

The amounts due to related parties reported in the consolidated balance sheet at December 31, 2000 and 2001 are:

	2001	2002

Due to related parties
Unsecured non-interest bearing loan to subsidiary in Argentina from the Ranieri Group (U.S.$300,000)	340	—

	340	—

Rental payables to Surfrigo – included in accounts payable	—	25

Trade payables to PRADA – included in accounts payable, trade	5,844	3,940

Trade receivables from PRADA – included in accounts receivable trade	1,082	2,771

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Minority Interests - The credit to income in 2002 of € 922 primarily relates to losses of EID and De Rigo Deutschland.

19. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s accounting policies are in accordance with Italian GAAP, which differs in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Differences that have a significant effect on consolidated net income and shareholders’ equity are as follows:

(a)	Sale of the Company’s shares to the Managing Director — In October 1994, the De Rigo brothers granted an option offering 3% of the Ordinary Shares they held in the Company to its Managing Director. Under Italian GAAP, this transaction was considered a transaction between shareholders and therefore not reported in the consolidated financial statements. Under U.S. GAAP, the benefit (measured by the difference between the fair value of the stock, to which the option refers, and the exercise price) received of € 9,554 by the Managing Director from the transaction was required to be reported as a charge to 1994 income. Consequently, in the reconciliations of shareholders’ equity as at December 31, 2000, 2001 and 2002 the amount of € 9,554 was recorded as a charge to retained earnings with an offsetting credit of € 9,554 to additional paid in capital.

(b)	Revaluation of assets prior to 1992 — Certain assets were revalued by the Company and two of its Italian subsidiaries to amounts in excess of historical cost. These revaluations, which were either authorized or required by Italian law, are permissible under Italian GAAP.

Assets revalued under Italian GAAP are depreciated over their remaining useful lives based on their revalued basis. U.S. GAAP does not permit the revaluation of such assets. Accordingly, the increases in shareholders’ equity and the related increase in depreciation expense occurring as a result of such revaluations have been reversed in the accompanying reconciliation for all periods presented.

No deferred tax liabilities have been provided for on the revaluation reserve mentioned in Note 15 point (a), as such liabilities are not required to be provided for in accordance with U.S. GAAP, because these revaluations were all made prior to December 15, 1992, the effective date for applying existing U.S. accounting standards with respect to accounting for income taxes.

(c)	Revaluation of trademarks in 2001 — Under Italian GAAP it is permitted to recognize the revaluation of assets for financial accounting purposes as well as for tax purposes and to recognize as a charge to revaluation reserve the amount of the tax liability recorded that is to be paid over 3 years. Under U.S. GAAP such revaluations are not recognized in the financial statements and the tax charge is not recorded as a charge to retained earnings, but the tax effects of the revaluation are recognized. Accordingly, in the U.S. GAAP reconciliation adjustments have been made to: (a) reverse the revaluation of trademarks made in 2001 against trademarks and the revaluation reserve; and (b) recognize the tax effects of the revaluation by (i) reclassifying the charge to revaluation reserve for tax payable on the revaluation to the current tax provision, (ii) recognizing a deferred tax asset and a credit to the deferred tax provision to

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

record the tax effects of the temporary difference between the Italian tax basis and the U.S. book basis of the trademarks that was created by the revaluation; (iii) recognizing a deferred tax liability and a charge to the deferred tax provision to record the tax to be paid upon distribution of the revaluation reserve recorded in the Italian financial statements and (iv) reverse the amortization of trademarks revaluation. The net tax benefit resulting from the revaluation permitted by the applicable tax law was recognized in the income statement for 2001, the year in which the revaluation was made.

(d)	Goodwill amortization - Italian GAAP requires that goodwill related to assets be amortized over the assets estimated economic life. In June 2001, the FASB issued SFAS 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS 142. The Company adopted the provisions of SFAS 142 effective January 1, 2002. The Company completed the SFAS 142 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of goodwill at that time, as the fair value of its reporting units exceeded their carrying amounts as of January 1, 2002. Therefore, the second step of the transitional impairment test required under SFAS 142 was not necessary.

As required under SFAS 142, the Company performed the required impairment testing as of December 31, 2002. Based on that assessment, it was determined that no impairments existed in the reporting units identified.

The Company’s 2001 and 2000 results of operations do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 as of January 1, 2000, the net income and basic and diluted net income per share would have been the adjusted pro forma amounts indicated below:

	2000	2001

	(thousands of Euro, except
	per share amounts)
Net income for the year under U.S. GAAP	13,282	18,249
Adjustment for amortization of goodwill, net of tax	6,396	6,407

Adjusted net income	19,678	24,656

Reported Basic EPS per share and ADS	0.30	0.41
Reported Diluted EPS per share and ADS	0.30	0.40
Adjusted Basic EPS per share and ADS	0.44	0.55
Adjusted Diluted EPS per share and ADS	0.44	0.55

The estimated aggregate amortisation expense of Trademarks and Other intangible assets for each of the five succeeding fiscal years is indicated below:

Year

2003	2,093
2004	1,665
2005	806
2006	606
2007	530

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

(e)	Public offering expenses — The expenses incurred in connection with the public offering of October 1995 were capitalized under Italian GAAP and are being amortized over a five year period. Under U.S. GAAP, such expenses are deducted from additional paid-in capital, net of the estimated tax benefits to be received.

(f)	Stock Options — Under Italian GAAP, the Company’s stock option plan does not result in recognizing compensation expense in the Company’s statement of income at either at the date of the grant to employees or at the date when such options are exercised. Under U.S. GAAP, the Company has elected to continue to account for its compensation expense for its stock based compensation plan using the intrinsic value method in accordance with the provisions of APB 25, “Accounting for Stock Issued to Employees”. Under FIN 44, “Accounting for Certain Transactions Involving Stock Compensation”, the modifications made in the plan in the year 2000 to reduce the exercise price to an amount less than fair value at date of grant and to modify the terms for exercising the options require that the awards be accounted for as a variable plan under APB 25, which requires remeasurement of the intrinsic value of the award from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. The Company has adopted the disclosure requirements of FASB No. 123, “Accounting for Stock-based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosures” When compensation expense has been recorded in accordance with APB 25, FASB Nos. 123 and 148 require pro-forma disclosure of what net income and earnings per share would have been had the Company also adopted FASB No. 123 for recording compensation expense.

(g)	Call and put arrangements for sale by De Rigo B.V. to Prada of unregistered shares in the Company — In connection with establishing in July 1999 a subsidiary that uses the Prada trademarks, the Company entered into an agreement with Prada whereby (i) Prada has an option to acquire, at any time between April 30, 2001 to June 30, 2001, 5% of the unregistered shares that De Rigo B.V. owns in the Company at an agreed upon price per share and (ii) De Rigo B.V. has a put arrangement that gives it the right to require Prada to buy the same number of shares in the Company at the agreed upon price per share within the same time frame. Under Italian GAAP the fair value of the options granted to Prada is considered a transaction between shareholders and therefore is not reported in the financial statements. Under U. S. GAAP, the fair value of the options granted is required to be accounted for as an intangible asset by the Company. Consequently, in the reconciliation of shareholders’ equity as at December 31, 1999 and net income for the year then ended, the fair value of the options granted in the amount of € 465 has been recorded as an intangible asset with an offsetting credit to additional paid in capital, and amortization of the intangible asset (which is being amortized over five years) in the amount of € 97 has been recorded as an expense. The arrangements whereby Prada may acquire an additional 10% of the Company’s unregistered capital stock is contingent upon Prada renewing the existing licensing agreements with the Company’s subsidiary, EID for an additional stipulated number of years. Under U.S. GAAP, the fair value of the options granted will be recognized as an intangible asset to be amortized over the period of the licensing agreement when such license agreements are renewed.

(h)	Deferred charges — In 2002 the Group deferred certain consulting expenses related to production activity and will amortize these amounts over five years under Italian GAAP. Under US GAAP, these expenses would have been charged to income when incurred. The accompanying reconciliation reflects the adjustment to expense these amounts.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

(i)	Additional deferred taxes were provided on U.S. GAAP adjustments (b), (e), (f), (g), (h), (j) and (n).

(j)	Pensions - The Group maintains a defined benefit pension plan for substantially all U.K. employees of Vantios/D&A. Under Group accounting policies the recognition of a minimum pension liability is not required. Under SFAS 87, it is a requirement that companies must recognize as a minimum liability for any unfunded accumulated benefit obligation. The impact of this minimum pension liability is to increase long-term obligations and decrease shareholders’ equity. No adjustment was necessary in 2000 and 2001, as the plan did not have an unfunded accumulated benefit obligation.

(k)	Earnings per Share – Italian GAAP does not require disclosure of earnings per share. Under U.S. GAAP, earnings per share are calculated and presented in accordance with FASB No. 128 “Earnings Per Share”. FASB No. 128 requires dual presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share is computed by dividing income of the entity by the weighted average number of ordinary shares outstanding for the period. Basic earnings per share excludes shares held in treasury or any shares held in escrow pending release upon the occurrence of specified economic events. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. At December 31, 2000, 2001 and 2002, unexercised stock options to purchase 1,199,400, 983,137 and 846,621 shares, respectively, were outstanding. These securities could potentially dilute basic EPS in the future and the number of incremental shares computed by the treasury stock method were considered in the computation of diluted earnings per share and per ADS for the years 2000, 2001 and 2002.

(l)	Comprehensive income – Italian GAAP does not require the presentation of comprehensive income. Under U.S. GAAP, FASB No. 130 “Comprehensive Income: Financial Statement Presentation”, which was adopted by the Company in December 1998, requires disclosure of comprehensive income, which is defined as the change in net assets of a business enterprise during a period from transactions and events and circumstances from non owner sources.

(m)	Unrealized foreign exchange gains – Under Italian GAAP, unrealized gains arising from re-measurement of non current assets and liabilities denominated in foreign currency are deferred until realized. Under U.S. GAAP, such unrealized gains or losses are recognized in income currently. No U.S. GAAP adjustments were required in 2000, 2001 and 2002.

(n)	Marketable securities – Under Italian GAAP, marketable securities are carried at the lower of cost or market value. If securities are written-down, the original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply. For US GAAP purposes, the Company has applied the provisions of Statement of Financial Accounting Standards 115, “Accounting for Certain Investment in Debt and Equity Securities” (“SFAS 115”). Under SFAS 115, the Company classifies its marketable securities as available for sale. Unrealized gains and losses for securities classified as available for sale are included in shareholders’ equity until the securities are sold or otherwise considered to be permanently impaired. The effects of SFAS 115 on net income and shareholders’ equity have been reflected in the reconciliation. The fair value of marketable securities as of December 31, 2002 is €1,907.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

No adjustments were made for U.S. GAAP financial reporting purposes at December 31, 2000 and 2001 because the fair values of such securities approximated their carrying basis on an Italian GAAP basis.

(o)	Impairment of Long-Lived Assets — Prior to 2002 the Company applied SFAS 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”, to all long-lived assets, including goodwill. That statement required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment were present and the future undiscounted cash flows estimated to be generated by those assets were less than the assets’ carrying amount. Impairment was the amount by which the carrying value exceeds its fair value. No indicators of impairment were present in the year 2001. In 2000 impairment indicators were present in goodwill arising from the acquisition of Ranieri Argentinu S.A. As a result of the Company’s analysis, the full amount of goodwill was charged to expense during the year.

Effective January 1, 2002, the company changed its method of accounting for long-lived assets, including goodwill.

In August 2001, the FASB issued SFAS 144 “Accounting for the Impairment of Long-Lived Assets” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”, and APB 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Company adopted the provisions of SFAS 144 effective January 1, 2002.

SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The new statement also changes the measurement criteria for discontinued operations. SFAS 144 also broadens the reporting of discontinued operations to include the disposal of a component of an entity, provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002.

(p)	Derivative financial instruments — Under Italian GAAP, derivatives used to hedge assets, liabilities and commitments are accounted for at fair value, with unrealized gains and losses at the balance sheet date recorded through earnings. If the derivative is not used for hedging purposes, or the hedge is not effective, the realized and unrealized gains and losses are recognized in the income statement immediately. Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instrument and Hedging Activities” (“SFAS 133”), and the corresponding amendments and interpretations to this Statement. The Statement requires that all derivative financial instruments be recognized in the financial statements and are to be measured at fair value regardless of the purpose or intent of holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in net earnings (loss) when the hedged item affects operations. Ineffective portions of changes in the fair value of cash flow hedge are to be recognized in net earnings (loss) prior to the contracts expiration. If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship,

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

changes in the fair value of the derivative are recognized in the statement of operations through the life of the contract.

The Company’s derivative financial instruments at December 31, 2000 consisted of foreign currency forward exchange contracts that would have qualified as hedges. However, since the Company did not formally designate their hedging relationships anew and document their risk management strategies, such derivatives did not qualify as hedges as of January 1, 2001. Accordingly, under the provisions of FASB No. 133, all changes in the fair value of such derivative instruments subsequent to January 1, 2001 were recognized in the current income for the year. In implementing FASB No. 133, the Company did not record any transition adjustment.

The Company did not formally designate derivative contracts entered into during the year ended December 31, 2001 and 2002 as fair value or cash flow hedges. Accordingly, as required by FASB No. 133, the fair value of such contracts have been recorded on the balance sheet until the contracts are settled, and all changes in fair value of the derivative instruments since the date of the derivative contracts have been recognized in the current income for the year. Since under Italian GAAP all derivatives outstanding at December 31, 2001 and 2002 were accounted for as ineffective hedges, no adjustment was required to comply with the requirements of FASB No. 133.

(q)	Consolidation of Ranieri Argentina S.A. — The Company sold its 51% interest in Ranieri Argentina S.A. in June 2002. For Italian GAAP purposes, the sale was effective retroactive to January 1, 2002. Therefore, the results of operations through the date of sale were not consolidated in the consolidated statement of operations of the Company. US GAAP requires that the results of operations be consolidated through the date of sale. The Company has reviewed the impact on the US GAAP figures that would result from consolidation and determined that the impact on sales, cost of sales, other operating costs, and other non-operating costs is not significant.

(r)	New accounting standards — In future periods the Company will be obliged to adopt certain new standards and interpretations of US GAAP. The following represents those statements that are applicable to the business of the Company and that could have an impact on future results and financial position.

In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The Interpretation requires expanded disclosure to be made in the guarantor’s financial statements in regards to the guarantees and obligations under certain agreements. It also requires that a guarantor recognize, as of the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002 and have therefore been applied in the accompanying financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company does not anticipate any impact on its results of operations, financial position and cash flows as a result of the adoption of FIN 45.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Group will begin applying the provisions of this new announcement effective January 1, 2004 on a prospective basis and does not anticipate any impact on its results of operations, financial position and cash flows.

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations,” which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction,

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

development or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated long- lived asset and is depreciated over the asset’s useful life. The liability is accreted to its present value each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on settlement is recognized. The Company was required to adopt the provisions of SFAS 143, effective January 1, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require gathering market information and the development of cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has not completed its assessment of the impact SFAS 143 will have on its results of operations, financial position and cash flows.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses financial accounting and reporting for costs associated with exit or disposal activities, which effectively nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit Activity Including Certain Costs Incurred in a Restructuring (“EITF 94-3”). The principal differences between SFAS 146 and EITF 94-3 relates to SFAS 146’s requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. A fundamental conclusion reached by the FASB in this new Statement is that an entity’s commitment to a plan, in and of itself, does not create an obligation that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in EITF 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 also changes the accounting recognition of one-time termination benefits, requiring that those costs be recognized over the period of the employees’ service beyond a minimum retention period. Under EITF 94-3, these costs were accrued upfront when all the criteria of EITF 94-3 were met. The effective date for the new Statement is January 1, 2003, with earlier adoption allowed. The Company will apply the provisions of the Statement as of January 1, 2003.

In December 2002, the FASB issued SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of SFAS 123” (“SFAS 148”). The new Statement is applicable to those entities that decide to adopt the fair value stock based compensation as their primary accounting policy, as opposed to APB 25. The Company has adopted the additional disclosure requirements of SFAS 148.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS 149 amends SFAS 133 as a result of:

- Decisions previously made as part of the Derivatives Implementation Group (DIG) process;

- Changes made in connection with other Board projects dealing with financial instruments;

- Deliberations in connection with issues raised in relation to the application of the definition of a derivative.

In particular it clarifies:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

- The meaning of “an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors";

- The meaning of underlying;

- The characteristics of a derivative that contains financing components.

SFAS 149 does not amend the definition of a derivative, however, SFAS 149 does clarify the definition of a derivative by focusing on the meaning of the characteristic “an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.” SFAS 149 explains that “smaller” means “smaller by more than a nominal amount.”

SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The adoption of SFAS 149 is not expected to have a material impact on the Company.

In May 2003, the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Group does not anticipate any impact on its results of operations, financial position and cash flows as a result of the adoption of the Statement.

The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

The following tables summarize those adjustments to consolidated net income and shareholders’ equity that would be required if U.S. GAAP had been applied instead of Italian GAAP.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

NET INCOME for the years ended December 31,

	2000	2001	2002

Net income as reported per the consolidated statements of income	14,136	21,217	10,645
Adjustments required for U.S. GAAP reporting purposes:
(b) Elimination of depreciation relating to revaluation of certain assets prior to 1992	13	13	13
(c) Recognize tax effects on reversal of trademark revaluation at end of 2001
(i) charge substitute tax to current tax provision rather than revaluation reserve	—	(958)	—
(ii) recognize deferred tax asset on trademark revaluation	—	2,030	(294)
(iii) recognize deferred tax liability on revaluation reserve on Italian basis	—	(857)	—
(iv) Reversal of amortization of trademarks revaluation	—	—	504
(d) Reversal of goodwill amortization	—	—	6,407
(f) Recognize stock compensation expense in accordance with APB No. 25, net of credit of € 169 in 2001 for the reversal of stock option expense recorded in prior periods on options forfeited by the employees that left the Company in that year	(756)	(3,243)	—
(g) Amortization of intangible asset in respect of Prada’s 5% options	(97)	(97)	(97)
(h) Deferred charges	—	—	(178)
(n) Marketable securities available for sale			(111)
(i) Deferred income taxes on (b), (g), (h) and (n) above after considering change in tax rate on deferred tax for (b) in 2000 and 2002	(14)	144	256

Net income in accordance with U.S. GAAP	13,282	18,249	17,145

Earnings per share and per ADS:
Numerator for basic earnings and diluted earnings per share and per ADS:
Net income (in Euro thousands)	13,282	18,249	17,145

Denominator
Denominator for basic earnings per share and per ADS — weighted average shares and ADS shares	44,500,000	44,590,060	44,688,415
Effects of dilutive employee stock options	130,709	952,129	701,097
Denominator for diluted earnings per share and per ADS — adjusted weighted average shares and ADS	44,630,709	45,542,189	45,389,512

Basic earnings per share and per ADS	0.30 Euro	0.41 Euro	0.38 Euro

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Diluted earnings per share and per ADS	0.30 Euro	0.40 Euro	0.38 Euro

Dividends per share and per ADS	—	0.12 Euro	0.13 Euro

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

SHAREHOLDERS’ EQUITY at December 31,

		2000	2001	2002

Balance as reported in the consolidated financial statements		189,374	210,419	212,117
Adjustments required for U.S. GAAP reporting purposes:
(a)	Decrease in retained earnings as a result of the charge to income for additional compensation paid in 1994 by shareholders to Managing Director	(9,554)	(9,554)	(9,554)
	and concurrent increase in additional paid-in capital	9,554	9,554	9,554
(b)	Elimination of revaluations of certain assets prior to 1992, net of accumulated depreciation of € 652, € 665 and € 678 in 2000, 2001, and 2002 respectively.	(300)	(287)	(274)
(c)	Elimination of revaluation of trademarks in 2001	—	(5,043)	(4,539)
(d) Reversal of goodwill amortization		—	—	6,407
(e)	Elimination of amortization of offering expenses, deferred for Italian purposes	2,128	2,128	2,128
(e)	Offering expenses less estimated tax benefits of € 1,030 in 2000, 2001 and 2002 charged to paid in capital	(1,098)	(1,098)	(1,098)
(f)	Reduce retained earnings for amount of stock compensation	(756)	(3,999)	(3,999)
(f)	Increase additional paid in capital for accretion resulting from stock compensation expense	756	3,999	3,999
(g)	Increase in additional paid in capital as a result of recording the fair value of Prada’s 5% options on the total outstanding share capital	465	465	465
(g)	Decrease in retained earnings as a result of the charge to income for amortization of the intangible asset arising on the valuation of Prada’s 5% options	(194)	(291)	(388)
(h) Deferred charges		—	—	(178)
(j) Recognition of minimum pension liability		—	—	(22,137)
(n)	Reduce retained earning for marketable securities	—	—	(111)
(n)	Increase Other Comprehensive Income related to unrealized gains on marketable securities	—	—	111
(i)	Recognition of deferred income taxes on (b), (e), (g), (h) and (j) above	(915)	(771)	5,987
(i)	Tax effect on elimination of trademarks

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

revaluation in 2001 (c) above, after considering change in tax rate in 2002 to
(i) recognize deferred tax asset on
revalued assets	—	2,030	1,736
(ii) recognize deferred tax liability
on revaluation reserve on Italian basis	—	(857)	(756)

Balance at December 31, in accordance with U.S. GAAP	189,460	206,695	199,470

Shareholders’ Equity

Due to operating losses incurred by a subsidiary through December 31, 1993, the Company, pursuant to Italian legal requirements, has eliminated losses reported for Italian GAAP purposes amounting to € 2,195 against additional paid in capital by the former shareholders of the subsidiary. For U.S. GAAP financial reporting purposes, such operating losses would be reflected as a reduction of consolidated retained earnings, and the amount of capital used to eliminate such losses would be reflected as additional paid-in capital.

The components of shareholders’ equity at December 31, 2001 and 2002 are as follows:

	Italian		U.S.
2001	GAAP	Adjustments	GAAP

Share capital	11,609	—	11,609
Additional paid-in-capital	54,439	15,115	69,554
Retained earnings	138,095	(13,802)	124,293
Other comprehensive income	1,239	—	1,239
Revaluation reserves	5,037	(5,037)	—

	210,419	(3,724)	206,695

	Italian		U.S.
2002	GAAP	Adjustments	GAAP

Share capital	11,626	—	11,626
Additional paid-in-capital	54,490	11,737	66,227
Retained earnings	142,935	(3,924)	139,011
Other comprehensive income	(1,971)	(15,423)	(17,394)
Revaluation reserves	5,037	(5,037)	—

	212,117	(12,647)	199,470

Pro-forma Disclosures for Business Acquisitions

     Acquisitions made in 2000

The following unaudited pro-forma information for the De Rigo Group gives effect to the GO acquisition made on February 2, 2000 as if it had occurred on January 1, 2000. The pro forma effect of the Group’s acquisition of minority interests in certain subsidiaries in 2001 and 2002 was not material.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

2000

Net sales	464,229

Net income in accordance with U.S. GAAP	13,262

Basic net income per share and ADS in accordance with U.S. GAAP	0.30 Euro

Weighted average number of shares outstanding during the year	44,500,000

All of the unaudited pro-forma information presented in this note has been prepared only for comparative purposes and does not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

Pro-forma Information Regarding Net Income and Earnings Per Share and Per ADS required by FASB No. 123

FASB No. 123 requires that when APB 25 is applied in computing compensation cost for stock based compensation that pro forma information as to net income and earnings per share be presented as if the Company had accounted for its employee stock based compensation in accordance with FASB No. 123.

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

Employee stock options	2000 Plan

Expected life of option	4 years
Risk free interest rates	4.5%
Volatility	.20%
Dividend yield	0%

The weighted average estimated fair value of the options granted during fiscal 2000 amounted to € 8,971. As disclosed in Note 13; the options granted in 1999 were cancelled in connection with adoption of the stock option plan approved in 2000.

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option’s vesting period.

Had compensation costs related to the options granted in 2000, 2001 and 2002 been based on the fair value at the grant dates, consistent with the provision of FASB No. 123, the Company’s net earnings and earnings per share

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

would have decreased to the pro-forma amounts indicated below for the years ended December 31, 2000, 2001 and 2002.

	2000	2001	2002

Net income applicable to ordinary shareholders:
As reported on a U.S. GAAP basis	13,282	18,249	17,145
Add: Stock based compensation expense recognized under intrinsic value method	756	3,243	—
Deduct: Total stock-based employee compensation expense determined under fair value based for all awards	(789)	(3,773)	(772)

Pro-forma on a U.S. GAAP basis	13,249	17,719	16,373

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

     Basic and diluted income per share and per ADS:

	2000	2001	2002

Basic
As reported	0.30 Euro	0.41 Euro	0.38 Euro
Pro-forma	0.30 Euro	0.40 Euro	0.37 Euro
Diluted
As reported	0.30 Euro	0.40 Euro	0.38 Euro
Pro-forma	0.30 Euro	0.39 Euro	0.36 Euro

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

Transactions in stock options, including the modification of the plan in the year 2000, are presented in the following summary of the Company’s stock option activity during the years ended December 31, 2000, 2001 and 2002:

	Shares under Options	Weighted average
		Exercise Price

Outstanding at January 1, 2000	2,000,000	U.S.$6.00
Options forfeited due to resignations	(150,000)	U.S.$6.00
Options cancelled due to modification of plan	(1,850,000)	U.S.$6.00
Options granted under modification of plan (l,850,000 options for 46 shares (850,000 shares under option)	851,000	U.S.$1.00
Options granted	348,400	U.S.$1.00
Options exercised	—
Options forfeited	—

Outstanding at December 31, 2000	1,199,400	U.S.$1.00
Options granted	—
Options exercised	(151,403)	U.S.$1.00
Options forfeited	(64,860)	U.S.$1.00

Outstanding at December 31, 2001	983,137	U.S.$1.00
Options granted	—
Options exercised	(62,852)	U.S.$1.00
Options forfeited	(73,664)	U.S.$1.00

Outstanding at December 31, 2002	846,621	U.S.$1.00

Exercisable at December 31, 2002	319,621	U.S.$1.00

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Investments in debt securities

All debt securities are classified as available-for-sale and U.S GAAP adjustments were made in 2002 to adjust the carrying basis to their fair values. No U.S GAAP adjustments were required at December 31, 2000 and 2001 because the carrying basis on an Italian GAAP basis approximated the fair value of the assets. The contractual maturities of these investments as of December 31, 2002 are in the year 2009.

Comprehensive Income

The components of accumulated other comprehensive income for a U.S. GAAP financial statements presentation as of December 31, 2000, 2001 and 2002 are as follows:

	Currency		Unrealized Gains on
	Translation		Available-for-Sale
	Adjustments	Pension	Securities
	per financial	minimum	per U.S. GAAP
	statements	liability	adjustments	Total

Balance at December 31, 1999	610	—	—	610
Currency translation adjustments	(119)	—	—	(119)

Balance at December 31, 2000	491	—	—	491
Currency translation adjustment	748	—	—	748

Balance at December 31, 2001	1,239	—	—	1,239
Currency translation adjustment	(3,210)			(3,210)
Unrealized gains on securities
Recognition of pension minimum liability		(22,137)	111	(22,026)
Deferred taxes on pension minimum liability and unrealized gains on securities	—	6,641	(38)	6,603

Balance at December 31, 2002	(1,971)	(15,496)	73	(17,394)

Comprehensive income for each of the three years in the period ended December 31, 2002 is as follows:

	2000	2001	2002

Net income per U.S. GAAP reconciliation	13,282	18,249	17,145
Change in currency translation adjustment	(119)	748	(3,210)
Unrealized gains on securities	—	—	111
Minimum pension liability	—	—	(22,137)
Deferred taxes on minimum pension liability and unrealized gains on securities	—	—	6,603

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Comprehensive income	13,163	18,997	(1,488)

Income Taxes

Components of deferred income tax assets and liabilities were:

	December 31,

	2001	2002

Total deferred tax assets	8,554	22,229
Total deferred tax liabilities	(13,184)	(11,591)

Net assets (liabilities)	(4,630)	10,638

Of which:
Current deferred tax assets	2,699	9,936
Non-current deferred tax assets	5,855	12,293
Current deferred tax liabilities	—	—
Non-current deferred tax liabilities	(13,184)	(11,591)
Detailed as follows:
Italian GAAP financial statements	(6,063)	2,641
U.S. GAAP adjustments	1,433	7,997

Net assets (liabilities)	(4,630)	10,638

Principal items comprising net deferred income tax assets were as follows:

	December 31,

	2001	2002

Equalization tax on dividends	(350)	(210)
Tax revaluation on certain assets, net of accumulated depreciation	113	298
Allowance for doubtful accounts	49	1,293
Inventory obsolescence	1,848	6,691
Intercompany profits in inventory	802	1,952
Accumulated accelerated depreciation	(683)	(495)
Pension asset	(1,974)	(1,286)
Property cost accruals	914	150
Book revaluation of certain assets	(9,320)	(8,844)
Trademark revaluation of assets	2,030	1,736
Tax on revaluation reserve for trademark revaluation	(857)	(756)
Net operating loss carry forwards (NOL)	5,598	5,484

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

	December 31,

	2001	2002

Pension minimum liability	—	6,641
Agents termination indemnity	—	501
Investments devaluation		282
Other	2,431	2,563

Net deferred tax assets (liabilities)	601	16,000
Less:
Valuation allowance on NOLs	(5,231)	(5,362)

Net deferred tax assets (liabilities)	(4,630)	10,638

At December 31, 2002, the Company’s subsidiaries in the United States had a net operating loss carry forward (“NOL”) of € 10,768 which will expire from 2010 thru 2017. Utilization of that NOL is limited to future earnings of the U.S. subsidiaries. For financial reporting purposes a valuation allowance has been recognized for the full amount of this NOL. Net operating loss carry forwards (NOL’s) of other foreign subsidiaries amounted to € 5,248 at December 31, 2002 which will expire from 2003. A valuation allowance of € 1,593 has been provided against this amount.

Tax savings resulting from income derived from operations in Italian tax exempt areas generated a per share benefit of 0.07 Euro and 0.09 Euro, respectively in the years 2000, 2001. Tax savings resulting from income derived from operations in Italian tax exempt areas generated less than 0.01 Euro per share benefit in the year 2002.

Financial instruments

     Derivative products

At December 31, 2001 the Company had outstanding forward exchange contracts to buy € 1,065 for GBP Sterling 670,000; in addition, the Company purchased foreign currency put options to sell Japanese Yen 650,000,000 and sold call options to buy Japanese Yen 850,000,000 at the exchange rate of 113.25 Yen per Euro which were still outstanding at December 31, 2001.

At December 31, 2002 the Company had outstanding forward exchange contracts to buy US$ 1,070,000 (€ 1,020) for GBP Sterling 704,547; none of the foreign exchange contracts have maturities that exceed one year. In addition, at the same date the Company had an interest rate swap agreement to convert the variable interest rate on bank borrowings totaling € 20,000 to a fixed interest rate of 3.3%. This interest rate swap agreement will expire in January 2005.

None of the foreign exchange contracts or foreign currency options have maturities that exceed one year.

As of December 31, 2001 and 2002, total unrealized gain (loss) on these derivatives amounted to € (16) and € (343), respectively, and has been included in the consolidated statements of income as the derivatives were considered ineffective hedges.

     Foreign exchange gains and losses

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

The net foreign exchange gains and (losses) recognized in the consolidated statement of income for 2000, 2001 and 2002 amounted to € (1,854), € (79) and € (656), respectively.

     Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Group maintains cash and cash equivalents and short-term investments with financial institutions located in Italy. The Company selects only financial institutions with high credit standards for use in its investment strategies. Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers and the diversity of the geographic areas in which the customers are located. The Company generally does not require collateral with respect to sale orders, but it may require collateral and bank guarantees with respect to certain customers.

No individual customer represented 10% or more of sales in any of the years ended December 31, 2000, 2001 and 2002.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents — The carrying amount of cash and cash equivalents reported in the balance sheet by the Company approximates their fair value due to the short duration of these investments.

Investment in debt securities — The carrying amount of investments in debt securities based on the lower of cost or market approximates their fair value as these were valued based on quoted prices.

Accounts receivable and payable — The carrying amount of receivables and payables approximates their fair value because of the short maturity of these instruments.

Short-term debt — The carrying amount of the Company’s borrowings under its short-term credit arrangements approximates their fair value because of the short maturity of these instruments.

Long-term debt — Certain of the Group’s long-term loans are subsidized by government entities in Italy. The government entities pay a portion of these entities’ interest charges thereby reducing the Company’s interest rate to below market. The fair value of these loans have been determined as being equal to the carrying amount of the loans, as all companies with investments in the same region where the Company has its investments are entitled to such benefits.

Foreign currency exchange contracts and options — The carrying value approximates fair value based on exchange rates at December 31, 2001 and 2002.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Interest rate swap agreements — The carrying value approximates fair value based on interest rates at December 31, 2002.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

Valuation and Qualifying Accounts

The following table summarizes the changes in accounts receivable, inventory allowances and deferred tax assets for each of the three years in the period ended December 31, 2002:

		Charged to
	Balance at	costs and	Acquisitions		Balance at end of
Description	beginning of period	expenses	(disposals)	Deduction	period

Year ended December 31, 2000
Deducted from asset accounts:
Allowance for doubtful accounts	6,362	3001	—	(3,209)	6,154
Reserve for inventory obsolescence	15,335	1,341	—	(1,535)	15,141
Valuation allowance on NOLs	4,171	96	—	—	4,267

Total	25,868	4,438	—	(4,744)	25,562

Year ended December 31, 2001
Deducted from asset accounts:
Allowance for doubtful accounts	6,154	851	—	(1,504)	5,501
Reserve for inventory obsolescence	15,141	4,223	—	(455)	18,909
Valuation allowance on NOLs	4,267	964	—	—	5,231

Total	25,562	6,038	—	(1,959)	29,641

Year ended December 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts	5,501	2,820	(150)	(1,195)	6,976
Reserve for inventory obsolescence	18,909	4,480	(164)	(1,298)	21,927
Valuation allowance on NOLs	5,231	131	—	—	5,362

Total	29,641	7,431	(314)	(2,493)	34,265

(a)	Amounts charged to other accounts result from foreign currency translation adjustments reflected in the equity section of the balance sheet.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

De Rigo S.p.A.

(Registrant)

/s/ Ennio De Rigo

Ennio De Rigo
Chairman of the Board and Chief Executive Officer

Date: June 30, 2003

CERTIFICATIONS

I, Ennio De Rigo certify that:

1.	I have reviewed this annual report on Form 20-F of De Rigo S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Ennio De Rigo
Chief Executive Officer
June 30, 2003

I, Maurizio Dessolis, certify that:

1.	I have reviewed this annual report on Form 20-F of De Rigo S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Maurizio Dessolis
Chief Financial Officer
June 30, 2003