Form 20-F
period 2003-12-31
DE RIGO SPA
filed 2004-06-30
CIK 1001462

As filed with the Securities and Exchange Commission on June [30], 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2003
OR
☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

1-14002
(Commission file number)

DE RIGO S.p.A.

(Exact name of registrant as specified in its charter)

DE RIGO S.p.A.

(Translation of registrant’s name into English)

Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova,
32013 Longarone (BL), Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of €0.26 each*	New York Stock Exchange*

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

     Beginning with the fiscal year ended December 31, 2001, De Rigo S.p.A. (the “Company”) has published its Consolidated Financial Statements in euros (“€” or “euro”), the official common currency of twelve Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “U.S.$” or “$” are to United States dollars and references to “lire” or “Lit.” are to Italian lire. Amounts stated in dollars, unless otherwise indicated, have been translated from euros at an assumed rate solely for convenience and should not be construed as representations that the euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2003 of $1.2597 per €1.00. Such rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into euros in the preparation of such financial statements. For information regarding recent rates of exchange between euros and dollars and between Italian lire (De Rigo’s historical reporting currency) and dollars, see “Key Information — Selected Financial Data — Exchange Rates” in Item 3.

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

     In addition to focusing on the Group’s Italian GAAP results, De Rigo’s management uses certain non-GAAP measures in evaluating the Group’s financial performance. These non-GAAP measures include sales results calculated on an “constant exchange rate” basis that seeks to exclude the impact of fluctuations in currency exchange rates by calculating operating results for both periods being compared on the basis of the exchange rates used for such purpose in the earlier period (i.e., calculating results for the first quarter of 2004 on the basis of the average exchange rates used to translate sales made in non-euro currencies during the first quarter of 2003 into euro). With respect to the first quarter of 2004, the Group has also calculated comparative results for 2003 that exclude the contribution of EID, its former joint venture with the Prada group, in order to illustrate the underlying trends in the businesses that continue to part of the Group following De Rigo’s sale of the controlling interest in EID in July 2003 and allowing a comparison of sales performance on a consistent consolidation basis. In both cases, management believes that these alternative, non-GAAP figures, when considered in conjunction with (but not in lieu of) other measures that are calculated in accordance with Italian GAAP, enhance an understanding of the De Rigo’s results of operations. These non-GAAP measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate De Rigo’s operating performance and compare its performance to that of its competitors. The Group’s method of calculating these non-GAAP measures may differ from methods used by other companies in calculating similar measures. In each case in which such a non-GAAP measure is used in this annual report, the most directly comparable GAAP measure is presented with equal or greater prominence and a reconciliation of the non-GAAP measure to such most directly comparable GAAP measure is provided.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

THE DE RIGO GROUP

     De Rigo S.p.A., together with its consolidated subsidiaries (the “Group” or “De Rigo”), is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories and one of the largest optical retailers in Europe through its Dollond & Aitchison (“D&A”) and General Optica retail chains.

     Unless otherwise specified or required by the context, references to “we,” “us” and “our” in this annual report are to De Rigo S.p.A. and its consolidated subsidiaries.

SELECTED FINANCIAL DATA

     The following selected consolidated financial data at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been derived from the audited Consolidated Financial Statements included in Item 18. Financial data at December 31, 2001, 2000 and 1999, and for each of the years in the two-year period ended December 31, 2000, have been derived from audited Consolidated Financial Statements not included herein.

     The financial data at December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, should be read in conjunction with “Operating and Financial Review and Prospects” in Item 5 of this annual report, and are qualified in their entirety by reference to the audited Consolidated Financial Statements and Notes thereto included in Item 18.

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

     Beginning with the fiscal year ended December 31, 2001, the Company has published its Consolidated Financial Statements in euros. Prior to January 1, 2001, the reporting currency of De Rigo S.p.A. and its consolidated subsidiaries was Italian lire. To facilitate a comparison, all lire-denominated financial data for periods prior to January 1, 2001 included in this annual report have been restated from Italian lire to euros at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = €1.00. The comparative balances for prior years now reported in euros depict the same trends as would have been presented had the Group continued to report such amounts in Italian lire. The Consolidated Financial Statements and other financial data for periods prior to January 1, 2001 may not be comparable to that of other companies reporting in euros if those companies had restated from a reporting currency other than Italian lire.

	Year Ended at December 31,
						(thousands
						of dollars,
						except per
						Ordinary
						Share and
						ADS
	(thousands of euros, except per Ordinary Share and ADS amounts)					amounts) (1)
	1999 (2)	2000 (2)	2001(2)	2002	2003	2003
INCOME STATEMENT DATA
Amounts in accordance with Italian GAAP:
Net sales	€321,555	€456,602	€505,250	€512,459	€504,801	$635,898
Cost of sales	129,561	167,613	184,293	203,208	202,040	254,510
Gross profit	191,994	288,989	320,957	309,251	302,761	381,388
Operating expenses	184,617	265,307	289,897	292,524	277,907	350,079
Income (loss) from operations	7,377	23,682	31,060	16,727	24,854	31,309
Income before income taxes	3,699	21,763	27,200	9,769	37,838	47,665
Income taxes	2,596	6,895	6,551	46	14,935	18,814
Net income (2)	1,406	14,136	21,217	10,645	18,478	23,277
Net income per Ordinary Share and ADS (2)	€0.03	€0.32	€0.48	€0.24	€0.42	$0.52
Dividends per Ordinary Share and ADS	€0.09	—	€0.12	€0.13	—	—
Amounts in accordance with U.S. GAAP:
Net sales	€321,555	€456,602	€505,250	€512,459	€504,801	$635,898
Net sales from continuing operations	321,555	433,161	473,269	481,314	485,192	611,196
Net income (loss)	1,565	13,282	18,249	17,145	24,250	30,548
Net income (loss) from continuing operations	1,975	13,305	18,188	18,382	16,486	20,767
Net income per Ordinary Share	€0.04	€0.30	€0.41	€0.38	€0.54	$0.68
Basic earnings per share and per ADS from continuing operations	€0.04	€0.30	€0.41	€0.41	€0.37	$0.47
Diluted earnings per share and per ADS from continuing operations	€0.04	€0.30	€0.40	€0.41	€0.37	$0.47
Dividends per Ordinary Share and ADS	€0.09	—	€0.12	€0.13	—	—
BALANCE SHEET DATA
Amounts in accordance with Italian GAAP:
Total current assets	€197,831	€166.211	€202.373	€195.483	€156,349	$196,953
Property, plant and equipment, net	67,127	123,194	128,102	120,905	109,083	137,412
Total assets	305,866	420,802	462,492	439,901	376,887	474,765
Total current liabilities	105,369	196,344	220,813	199,586	123,838	155,999
Long-term debt, less current portion	1,325	1,098	764	696	497	626
Total shareholders’ equity	175,357	189,374	210,419	212,117	226,884	285,806
Amounts in accordance with U.S. GAAP:
Total assets	€306,050	€420,891	€459,479	€450,069	€392,220	$494,080
Total current liabilities	105,369	196,344	220,813	199,586	123,838	155,999
Total shareholders’ equity	175,541	189,460	206,695	199,470	221,744	279,331

(1)	The translation of euro into dollars has been made at the rate of $1.2597 = €1.00, the Noon Buying Rate on December 31, 2003. See “Accounting Principles and Reporting Currency” preceding Part I of this annual report.

(2)	Certain amounts in the Company’s Consolidated Financial Statements for fiscal years ended December 31, 1999, 2000, 2001 and 2002 have been reclassified to conform with the presentation of these amounts in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2003. See Note 2 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

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

Year:	High	Low	Average(1)	At Period End
1999	—	—	1.0588	1.0070
2000	—	—	0.9207	0.9388
2001	—	—	0.8909	0.8901
2002	—	—	0.9495	1.0485
2003	—	—	1.1411	1.2597
Month ending:
December 31, 2003	1.2597	1.1956	—	—
January 30, 2004	1.2853	1.2839	—	—
February 28, 2004	1.2848	1.2426	—	—
March 31, 2004	1.2431	1.1801	—	—
April 30, 2004	1.2358	1.1802	—	—
May 31, 2004	1.2274	1.1801	—	—

(1)	Average of the Noon Buying Rate for euro for the last business day of each month in the period.

     On June 25, 2004, the Noon Buying Rate for euros was €1.00 = $1.2145 or $1.00 = €0.8234.

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

     We have engaged in the past and are likely to engage in the future in significant corporate transactions, such as acquisitions, joint ventures and restructurings, the success of which is difficult to predict. In 1999, we acquired D&A, in 2000, we acquired General Optica and began operations at our joint venture with the Prada Group, which was subsequently terminated in July 2003. There can be no assurance that we will be able to enter into such transactions in the future or integrate our existing acquisitions and joint ventures without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that we will be able to carry out any such transactions in accordance with our plans, or that we will succeed in realizing any potential synergies, cost savings or other expected benefits.

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

     We have entered into license agreements that enable us to manufacture and distribute prescription eyewear and sunglasses principally under the names Fendi, Etro, La Perla, Celine, Loewe, Givenchy, Fila Eyes, Onyx, Furla, Mini and others. The percentage of our sales attributable to licensed brands has increased in recent years, accounting for 55.1% of the sales of our wholesale and manufacturing segment in 2003 (54.8% in 2002). These license agreements typically have terms of between one and five years. We believe that our ability to maintain and negotiate favorable license agreements or alternative arrangements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, our inability to negotiate and maintain satisfactory license arrangements with leading designers could have a material adverse effect on our business, results of operations and financial condition.

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

     Historically, we derived significant benefits from an investment incentive program for the Longarone area implemented by the Italian government as part of a package of relief measures after the Vajont dam catastrophe in 1963. In particular, a substantial portion of our income before income taxes was derived from Dierre S.r.l. (prior to its merger into De Rigo S.p.A. in January 2002) and, to a much lesser extent, from Quattro Valli Italian Flair S.r.l., each of which was entitled to income tax exemptions under the Vajont Relief Program. The exemption for Dierre expired in September 2001, and that for Quattro Valli expired in April 2003. Our effective income tax rate has therefore increased significantly towards the statutory rate, reaching 39.5% in 2003. For further information, see “Operating and Financial Review and Prospects — Results of Operations — 2003 Compared to 2002 — Income Taxes” in Item 5. We do not expect new tax benefits of this type to be introduced by the Italian government for operations in the Longarone area or any other area in Italy where our facilities are currently located.

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

     We currently operate in many countries and are therefore subject to various risks inherent in conducting business internationally. These risks include: exposure to local economic, political and civil conditions; export and import restrictions; currency exchange rate fluctuations and currency controls; changes in government regulations, including those relating to payments for prescription eyewear; withholding and other taxes on remittances and other payments by subsidiaries, investment restrictions or requirements; and local content laws requiring that certain products contain a specified minimum percentage of domestically-produced components. For example, the recent appreciation of the euro against the Pound Sterling has reduced the value in euro terms of the results of D&A, our British retail chain, while the recent economic crisis in Argentina led us to divest our former distribution subsidiary in that country. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but may have a significant effect on our business, results of operations, financial condition and prospects.

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

     At June 25, 2004, Mr. Ennio De Rigo, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, and Mr. Walter De Rigo, a Director of the Company, together owned approximately 74% of the Company’s outstanding Ordinary Shares. The De Rigo brothers will continue to control the election of the members of our Board of Directors and the outcomes of other matters submitted to a vote of the shareholders. As a result, they will be able to control the Company and its operations. Because a change of control would be difficult to achieve without the cooperation of the De Rigo brothers and our Board of Directors, the holders of the Ordinary Shares and the ADSs may be less likely to receive a premium for their shares upon a change of control of our company.

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

     We may not pay dividends on the ADSs.

     Although dividends may be recommended by our Board of Directors for approval by shareholders at our annual general meeting, we did not pay any dividends in respect of the fiscal year ended December 31, 2003 and have paid dividends only three times in the past seven years.

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

Item 4. Information on the Company

HISTORY AND CORPORATE STRUCTURE

     De Rigo is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories and one of the largest optical retailers in Europe through its D&A and General Optica retail chains. Designed in Italy, the Group’s products are distributed in about 80 countries worldwide, primarily in Europe, Asia and the Americas. The Company distributes its products under its own brand names — Police, Sting, Lozza — as well as under the licensed brands Fendi, FilaEyes, Etro, La Perla, Onyx, Celine, Loewe, Givenchy, Mini and Furla. In 2003, the Group recorded net sales of €504.8 million and generated net income of €18.5 million.

     The Company was incorporated in 1978 as a società a responsabilità limitata, or limited liability company, in Limana, Italy. Initially, the Company operated as a third party contractor for the production of sunglasses, prescription eyeglass frames, and eyeglass components. By the beginning of the 1980’s, the Company began to produce its own lines of sunglasses, and, within a few years, established itself as one of the leading Italian producers of sunglasses in the mid- to premium-price categories, with its Police brand attaining particular popularity among the younger generation.

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

     In early 1995, the Company was converted to its present form as a società per azioni, or corporation limited by shares, organized under the laws of the Republic of Italy. Under its current Statuto, or By-laws, De Rigo S.p.A. has a duration of 46 years, expiring on December 31, 2050.

     In recent years, the Group’s expansion has been focused on its entry into the retail optical business through its acquisition of D&A in 1998 and General Optica in 2000 and on the growth of its designer lines, particularly through its 2001 marketing and distribution agreement with the LVMH Fashion Group. The joint venture that De Rigo formed with the Prada Group in 2000 was terminated in July 2003 by mutual agreement of the parties; as a result the Group sold its 51% interest in E.I.D. Eyewear International Distribution S.A. (“EID”) to the Prada Group.

     The Company directly owns and operates the principal manufacturing plants that design and manufacture metal and plastic eyeglass frames for the Group and distributes its products both through subsidiaries and directly, as well as using independent distributors. The Group’s former manufacturing subsidiaries, Dierre S.r.l. (“Dierre”) and Quattro Valli Italian Flair S.r.l. (“Quattro Valli”) were merged into De Rigo S.p.A. in January 2002 and October 2003. The Company’s current distribution subsidiaries are Vogart Line España S.A. (“Vogart España”), De Rigo France S.a. (“De Rigo France”), De Rigo UK Ltd. (“De Rigo UK”), De Rigo Nederland B.V. (“De Rigo Nederland”), De Rigo Hellas A.E.E. (“De Rigo Hellas”), De Rigo Japan Ltd Co. (“De Rigo Japan”) and De Rigo Hong Kong Ltd. (“De Rigo HK”). The Company’s direct manufacturing and distribution operations and those of its distribution subsidiaries comprise De Rigo’s wholesale and manufacturing segment (“Wholesale and Manufacturing”). The subsidiaries noted above distribute certain of the Group’s eyewear lines in Spain, France, the United Kingdom, the Netherlands, Greece, Japan and Hong Kong, respectively, while the German market is served directly by the Company. The Group also operates as an optical retailer in the United Kingdom through its subsidiary D&A and in Spain and Portugal through its subsidiary General Optica, which together form the Group’s retail segment (the “retail segment”). See Item 5 “Operating and Financial Review and Prospects”.

     Vogart España, De Rigo France, De Rigo UK, De Rigo Nederland and De Rigo Hellas are 59.3%, 100%, 80%, 100%, and 51% owned directly by the Company, respectively. The Company indirectly controls 100% of each of D&A and General Optica through European Vision and General Optica Internacional Sa, respectively; each of these companies is an intermediate holding company that is 100% owned by the Company. The Company also indirectly controls 90% of De Rigo Japan and 80% of De Rigo Hong Kong through De Rigo Nederland. Each of these companies is incorporated under the laws of its principal place of business.

     Mr. Ennio De Rigo, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Walter De Rigo, a Director of the Company, own 74.0% of the Company’s outstanding Ordinary Shares (primarily through De Rigo Holding B.V. (“De Rigo Holding”). The De Rigo brothers established De Rigo Holding to hold and manage their interests in the Company and to make investments in other industrial sectors in which they participate, and also hold a small percentage of the Company’s Ordinary Shares directly. See Item 7 “Major Shareholders and Related Party Transactions” and Note 2 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     The Company’s registered office and the Group’s principal executive offices are located at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy, approximately 110 kilometers north of Venice and 15 kilometers north of Belluno in the Veneto region of northeast Italy. The telephone number of the Company’s principal executive office is (39)(0437) 77 77.

BUSINESS OVERVIEW

     De Rigo is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories and one of the largest optical retailers in Europe through its D&A and General Optica retail chains. During the three-year period ended December 31, 2003 covered by the Consolidated Financial Statements included in Item 18, the Group divided its activities into three distinct segments:

•	Wholesale and Manufacturing consists of the design, manufacturing, marketing and distribution of high-quality eyewear to opticians in Italy and to independent distributors and opticians through the Group’s distribution subsidiaries abroad. This segment furnishes eyewear to the Group’s other business units, to which the wholesale and manufacturing segment makes sales at prices that include a markup designed to compensate the unit for its manufacturing activity.

•	Retail consists of the sale of prescription eyeglasses, fashion sunglasses and other optical products through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

•	EID was the segment consisting of the Group’s former joint venture with the Prada Group, which conducted product development, marketing and distribution activities related to Prada-branded eyewear, including that sold under the Miu Miu, Helmut Lang and Jil Sander brand names. This joint venture was terminated in July 2003 by mutual agreement of the parties; as a result the Group sold its 51% interest EID to the Prada Group. Accordingly, the data for the former EID segment presented in the tables below and elsewhere in this annual report includes the results of EID only for the period through the Group’s disposal of its interest as of July 23, 2003.

     The following table sets forth De Rigo’s sales by business segment for each of the years indicated.

Sales by Business Segment
(in millions of euros)

	2001	2002	2003
Wholesale and Manufacturing	€133.2	€141.1	€136.2
Retail	358.4	359.6	361.5
EID	32.1	31.2	19.8
Intersegment Eliminations	(18.4)	(19.4)	(12.7)

Total	€505.3	€512.5	€504.8

     The following table sets forth the percentage of the sales of the wholesale and manufacturing segment attributable to sales of De Rigo’s owned brands and licensed brands (including Prada products marketed by EID prior to De Rigo’s disposal of its interest in EID in July 2003) for each of the years indicated.

Sales of Owned Brands and Licensed Brands by Wholesale and Manufacturing Segment

	2001	2002	2003
Owned brands	47.9%	42.1%	42.0%
Licensed brands	48.9%	54.8%	55.1%
Other	3.2%	3.1%	2.9%

Total	100.0%	100.0%	100.0%

     The following table sets forth sales of the prescription eyewear and sunglasses marketed by the Group (in units, and as a percentage of unit sales of eyewear) in each of the years indicated:

Unit Sales of Eyewear Marketed by De Rigo
(in thousands)

	2001		2002		2003
Sunglass Unit Sales.	3,109	54.6%	3,040	55.3%	2,931	54.3%
Prescription Eyewear Unit Sales	2,582	45.4%	2,457	44.7%	2,462	45.7%

Total Unit Sales	5,691	100.0%	5,497	100.0%	5,393	100%

     In 2003, sales in Europe accounted for 89.9% of the Group’s total net sales, with 2.4% of the total being attributable to sales in the Americas and the remaining 7.7% to sales in the rest of the world. The following table sets forth the Group’s net sales by geographic region during each of the periods indicated. See also Note 17 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Net Sales by Geographic Region
(in millions of euros)

	2001		2002		2003
Europe	€453.2	89.7%	€463.9	90.5%	€453,9	89.9%
Americas	17.6	3.5%	12.0	2.3%	11,9	2.4%
Rest of the World	34.5	6.8%	36.6	7.2%	39,00	7.7%

Total net sales	€505.3	100.0%	€512.5	100.0%		100.0%

     De Rigo maintains a presence in more than 80 countries and its products are sold in more than 40,000 stores.

     The Group’s eyewear is sold by independent opticians, retail optical chains (including the Group’s own D&A and General Optica stores) and shops specializing in glasses and eyewear products, including in several markets, chain stores specializing in sunglasses such as Sunglass Hut and Solaris. The Group’s designer eyewear is sold in the relevant designer boutiques, and, in some cases, in well-known department stores such as Harrods, Selfridges and House of Fraser in the United Kingdom and Galleries Lafayette and Printemps in France.

COMPANY STRATEGY

     Management believes that De Rigo’s position within the mid-to premium price categories of the eyewear market benefits from the following competitive strengths.

•	Brand prestige. De Rigo distributes its products under brand names that management believes benefit from high customer recognition and significant prestige in its principal markets. The brand names employed by the Company include owned brand names, such as Police, Sting and Lozza — which rely on innovative design, product quality and an effective marketing policy in order to build brand awareness — and highly regarded designer brand names licensed to the Group by some of the world’s best known fashion houses.

•	Design originality. De Rigo particularly targets customers attentive to design and fashion trends, and believes its products are characterized by particularly original and innovative designs that are carefully tuned to consumer preferences. Management believes that the Group’s stylistic innovations have established its collections as a point of reference for the entire industry, while maintaining the specific identity of each of its brands.

•	Tailored distribution. De Rigo tailors its distribution strategy to reflect local market conditions. In Italy, the Group distributes its products directly through its network of sales representatives. In most of its other principal markets, De Rigo has developed a network of distribution subsidiaries which it controls. In the United Kingdom, Spain and Portugal, the Company has also developed a wide network of retail stores. Management believes that its direct control of the distribution network in its major markets allows the Group to improve margins while enhancing the image and the prestige of the Group’s products through careful selection of points of sale and a focus on post-sale customer assistance.

•	Integrated production. De Rigo’s production process is generally highly automated, though selected processes also include handicraft techniques. We have developed a long term relationship with our principal suppliers, enabling us to quickly react to changes in market demand while keeping tight control over the quality of materials and individual production steps used by outside suppliers in their manufacturing processes.

     De Rigo seeks to build on these competitive advantages in achieving management’s principal strategic objectives, which include:

•	Expansion in the mid- to premium-price eyewear categories. De Rigo plans to expand its presence in the mid- and premium-price segments of the markets for sunglasses and prescription eyeglass frames — which management believes offer the most attractive profit margins — by capitalizing on the quality of the products it markets under both the Group’s owned brand names and licensed designer brand names. To achieve this goal, the Company intends to:

•	Strengthen its brand portfolio. De Rigo intends to strengthen its current brand portfolio by increasing the visibility of its owned brand names, especially Police and Sting, principally through the use of internationally-recognized spokespersons in advertising, while at the same time consolidating its relationship with the leading fashion houses that currently license designer brand names to the Group. De Rigo also intends to enlarge its brand portfolio by entering into new licensing arrangements with other prestigious fashion houses and launching new brands of its own.

•	Expand distribution. De Rigo intends to expand its distribution channels in markets that the Company believes offer the greatest demand for designer mid- and premium-price eyewear, primarily in Europe, North America, and the Far East. To do so, the Company expects to form new distribution subsidiaries in certain markets while further developing its existing subsidiaries in others.

•	Invest in production. In order to achieve management’s goals of increasing efficiency, reducing costs, and enhancing the technological features of its products while continuing to maintain its high standards of quality, the Company plans to continue to invest in the production process, with a particular focus on automation and the use of innovative new materials.

•	Expansion in the retail market. De Rigo plans to continue to expand its presence in the retail eyewear sector, focusing on sales of prescription eyeglass frames and sunglasses produced by De Rigo or other manufacturers and of contact lenses. To achieve this goal, the Company intends to:

•	Enhance its existing stores. De Rigo intends to enhance many of its existing retail stores in order to increase its penetration of local markets and better present to consumers the quality of its eyewear collections.

•	Open new stores. De Rigo intends to continue to expand the D&A and General Optica store networks to achieve greater geographical coverage in key areas through directly managed stores or franchised stores.

•	Pursue acquisitions. De Rigo will continue to pursue acquisitions and other strategic transactions that management believes would afford the Company attractive opportunities to continue its geographic expansion by enhancing or establishing its retail presence in those countries in which such a strategy is compatible with the Company’s current distribution network.

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

     De Rigo manufactures over 2,500 models of sunglasses and prescription eyeglass frames. Historically, De Rigo concentrated primarily on the design, production and sale of high-quality, fashionable sunglasses. Sunglasses manufactured by the Group represented 49.1% of the Group’s unit sales of eyewear in 2003, as compared with 53.3% in 2002, with Group-manufactured prescription eyewear representing 29.9% and 27.4% of unit sales, respectively. Sales of eyewear bearing brands that do not belong to the Group through the retail segment represented the remaining 21.0% and 19.3% of De Rigo’s unit sales of eyewear in 2003 and 2002. Generally, the eyewear sold under each of the Group’s brands, both its owned brands and those licensed from third parties, include collections of both sunglasses and prescription eyewear. The Group’s two core brands, Police and Sting, represented approximately 31.6% and 32.8% of its total eyewear unit sales in 2003 and 2002, whereas De Rigo’s designer lines as a group represented approximately 38.9% and 34.2% of total unit sales.

     Owned Brands

     Eyewear bearing the Group’s owned brands, and conceived and realized by De Rigo, are sold in all of its principal markets. A detailed description of the Group’s most noteworthy owned brands, Police, Sting, and Lozza, follows.

     Police. The first of the Group’s core brands, Police, was created with the goal of selling an entire range of sunglass models associated with a single strong brand image, introducing in Europe a product based on a depiction of an “aggressive urban” American lifestyle. In 1996, De Rigo revamped the Police line in order to shift its target market from aggressive urban young adults to more mature adults (ages 25 to 40) with higher discretionary spending power. In recent years, the Company has continued to invest money in communicating this shift worldwide. From 1999 to 2000 and from 2001 to 2002, respectively, Bruce Willis and George Clooney served as spokespersons for the Police brand in all markets outside the U.S., Canada and Japan. The brand’s latest publicity campaign features David Beckham, the Real Madrid and England soccer star, who wears both Police eyeglasses and sunglasses.

     Sting. This brand, which also has an “aggressive” image, was conceived and designed for the youth market (ages 14 to 24). The line is characterized by a large number of models ranging from very minimalist frames and matte colors to brightly colored and elaborate shapes to suit various tastes. Together with the Police brand, Sting enabled De Rigo to develop the fashion-conscious teenage and young adult market, particularly in Italy. Formula One World Champion Michael Schumacher is currently featured in the latest Sting advertising campaign.

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

     Mini. The BMW Group’s Mini brand, which is both a trendsetter and an automotive legend, is much more than just a car; it is a thrill that stands for an individual, young and cosmopolitan lifestyle. The design and materials of the new range of Mini sunglasses are innovative, almost futuristic. Made of light, high-quality metal and plastic, the models’ appeal lies in their shape and color.

DESIGN AND MANUFACTURING

     Every year, the Group introduces two new collections for each of its owned and licensed brands: one for eyeglasses launched in May in conjunction with MIDO (the major world eyewear exposition in Milan), and one for sunglasses each summer. Both collections include new models, as well as the models that enjoyed the greatest success the previous year. In 2003, new models represented roughly 65% of each collection. It takes about 10 months to develop a new collection, a process that includes design, creation of prototypes, and production.

     Design

     The Group believes that its competitive strengths include the variety of its models’ designs and the breadth of its prescription eyewear and sunglasses product lines. The design team responsible for this broad array of styles includes approximately 22 members, consisting of designers and prototype engineers; De Rigo’s design team also collaborates with external designers. Working very closely with the Group’s marketing team, which monitors demand for the Group’s current models as well as general style trends in eyewear, the designers devise new styles utilizing novel forms, materials, and colors. In developing new collections for the Group’s licensed brand names, the De Rigo design team works in close contact with the designer’s own creative staff, who make suggestions based on the current styles of the designer’s clothing and accessories, thus ensuring aesthetic coherence among the designer’s various collections.

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

     De Rigo maintains flexibility and capacity in manufacturing by using specialized subcontractors for various production functions (production of frame components and details, galvanizing and coloration, assembly, finishing and production of accessories). Typically, the Group supplies subcontractors with the primary material and components so as to optimize quality control. Moreover, Group technicians regularly visit the subcontractors’ facilities to monitor production quality and verify the promptness of deliveries. In 2003, the Group produced approximately 60% of its production requirements internally, as compared with approximately 70% in 2002. In 2004, the Group expects again to subcontract approximately 35% to 45% of its production requirements to third parties.

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

     Retail. D&A and General Optica’s marketing consists of national television, radio and print media in their respective home markets. The individual retail stores themselves are responsible for campaigns to attract customers to a particular retail store. In this manner, the stores generate direct contact with the client base and develop personal rapport with customers, with the ultimate goal of educating customers about new products and services and encouraging more frequent replacement of eyewear. D&A and General Optica also maintain and periodically update extensive customer databases, which currently contain information on approximately 4.5 million and 1.5 million clients, respectively.

     Distribution

     The Group distributes its manufactured products through its network of sales representatives in Italy and the countries in which its distribution subsidiaries are based, through independent distributors and through the D&A and General Optica retail stores in the United Kingdom, Spain and Portugal (which also sell eyewear from other manufacturers). De Rigo is present in over 80 countries and its products are sold in over 40,000 retail stores. As part of its strategy, the Group maintains strict control over its distribution network. The Group’s eyewear lines are sold through independent opticians, optical retail chains and optical specialty stores, including, in certain markets, sunglass specialty chains such as Sunglass Hut and Solaris. In addition, the Group’s fashion sunglass lines are sold in certain markets through major department stores with large optical departments, such as Harrods, Selfridges and House of Fraser in England and Galleries Lafayette and Printemps in France. In order to preserve the integrity of its brand images, the Group encourages sales of its eyewear exclusively through quality retail stores at suggested manufacturer’s retail prices, makes every lawful effort to prevent discounting of its products and discourages any manner of sale that would degrade its products’ brand images.

     Wholesale and Manufacturing Segment

     Italy. In the fragmented Italian retail eyewear market, the Group distributes its products through its network of sales representatives, who currently have an aggregate of approximately 6,000 customers selling through roughly 7,200 points of sale. As of December 31, 2003, the Group had approximately 70 sales representatives in Italy. Each sales representative is assigned to a particular territory within Italy for which he is the exclusive representative for certain of the Group’s eyewear lines. Customers either order eyewear from their sales representatives or directly from the Group. Each sales representative works exclusively for the Group and is paid on a commission basis for sales within their respective territories.

     The Group believes that this method of distribution has been effective, particularly with respect to its Police and Sting brands, and has enabled the Group to achieve a high degree of penetration of the Italian market.

     Export—International Distribution Network. The Group’s international distribution network, comprised of its distribution subsidiaries and its direct distribution activities in certain markets, is a key element of its distribution strategy. The Group believes that distributing through its own direct sales network enables it to manage better the image of its brands, sales efforts and customer service activities in the relevant markets. The Group generally seeks to establish direct distribution activities only in markets where it believes that direct control would be most effective in implementing its marketing strategy. As of December 31, 2003, there were distribution networks in Germany, Spain, France, the Netherlands, the United Kingdom, Greece, Japan and Hong Kong.

     The international distribution network has the exclusive right to distribute certain of the Group’s brands within a designated territory. As of December 31, 2003, the Group’s distribution network employed approximately 78 sales representatives.

     Export—Independent Distributors. Outside of Italy, the United Kingdom, Spain, Portugal and countries covered by the international distribution network, the Group sells its sunglasses and prescription eyeglass frames through independent distributors in approximately 70 countries. Pursuant to distribution agreements with the Group, these distributors also have the exclusive right to sell certain of the Group’s lines in designated territories. A distributor may sell one or more of the Group’s lines within its territory, depending on the terms of the relevant distribution arrangement. The Group maintains close contact with the independent distributors in order to monitor sales in the relevant markets. Almost all orders for eyewear are given to the Group by the distributor, and the Group ships the ordered goods to the distributor, who then delivers them to the retailer. Prices of the Group’s exported products generally are fixed in euro and vary from market to market, subject to adjustment for shipping costs and customs duties.

     The sales of the Group’s wholesale and manufacturing segment, including sales to the other segments, totalled €136.21 million (or 26.9% of total net sales) in 2003, as compared with sales of €141.1 million (or 27.5% of total net sales) in 2002.

     EID: Prada Joint Venture

     In 1999, De Rigo and the Prada Group agreed to create a joint venture for the manufacture and distribution of Prada-brand eyeglass frames and sunglasses. Central to the joint venture was the incorporation of EID, a new company that was owned 51% by De Rigo and 49% by Prada. The venture sought to take advantage of the specialized expertise of its two parent companies: the creation of collections, positioning of products, and broad marketing strategies were the responsibility of Prada, while De Rigo was responsible for the actual production (creation of prototypes and subsequent manufacture) of the collections. Major business decisions (including adoption of a business plan) required the approval of both parties. In July 2003, Prada and De Rigo agreed to terminate the joint venture agreement and De Rigo sold its participation of 51% in EID to Prada.

     EID’s sales, including sales to the other segments, totalled €19.8 million (or 3.9% of total net sales) for the portion of 2003 prior to the Group’s sale of its interest, as compared to sales of €31.2 million (or 6.1% of total net sales) for the full year 2002.

     Retail Segment

     The Group’s retail segment comprises D&A, with stores throughout the United Kingdom, and General Optica, with stores in Spain and Portugal.

     Dollond & Aitchison

     In December 1998, the Group acquired 100% of the British optical chain Dollond & Aitchison. D&A is arguably the longest established optical chain in the world (having been founded in 1750). D&A operates a retail network throughout the United Kingdom that was comprised of 232 company-owned stores (including 23 “optical megastores”) and 146 franchised stores at June 25, 2004.

     Retail sales through D&A totalled €230.8 million in 2003 and comprised 45.7% of the Group’s total net sales, as compared with sales of €236.2 million (or 46.1% of total sales) in 2002. In 2003, D&A sales of De Rigo products (almost exclusively eyeglass frames) accounted for approximately 28.9% of D&A’s total revenues from eyeglass sales, from 22.9% in 2002. In 2002, the most recent year for which market share data is available, D&A’s owned retail network had a share* of 8.2% of the British optical market based on value of products sold; its share of this market rose to 9.2% if its franchised stores were included. D&A’s market share is decreasing with the related figures for 2001 being 8.5% and 9.5%, respectively.

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

*	All market share data in this annual report is taken from the 2003/2004 and 2002/2003 Jobson L.L.C. editions of the European Optical Industry — Economic Review Handbook.

increase customer loyalty significantly while at the same time providing a readily available channel for direct marketing. Contact Lenses by Post has also enabled D&A to broaden its share of the contact lenses market by reaching consumers in the 18-40 age group, as well as consumers above the age of 40 who typically use eyeglasses. As of June 1, 2004, roughly 185,000 clients are active customers in the program, and D&A believes that Contact Lenses by Post continues to offer significant potential for growth.

     D&A is engaged in an on-going strategic process of refocusing of the D&A brand; restructuring of its branch network; reorganizing the supply chain so as to optimize the efficiency of purchasing and inventory management; re-engineering D&A’s information technology system; and reviewing and repositioning of the products and services D&A offers its customers.

     The refocusing of the D&A brand name — a strategy designed to enable D&A to reach a wider range of consumers with greater disposable income — is focused on improving D&A’s assistance in helping customers choose optical products within its retail stores. In working towards this goal, D&A has concentrated on building a professional and customer-sensitive culture, re-engineered its employee compensation structure to include performance-based incentives — especially for store employees — expanded training to reach all members of the D&A organization, and introduced new management techniques.

     In re-organizing its supply chain, D&A divested its manufacturing facilities, selling all of the assets of its two lens laboratories to BBGR Ltd., a wholly owned subsidiary of Essilor International SA, the world’s largest lens manufacturer, and transferring all related employees to BBGR in July 2001. The agreement with BBGR also includes a long-term supply arrangement that is expected to allow the parties to develop mutual synergies along the lens supply chain — an agreement D&A believes will reduce its operating costs now that initial supply chain-related difficulties appear to have been resolved.

     The underlying strategy of this comprehensive ongoing effort incorporates a focus on customers, colleagues and the way D&A does business, with the goal of achieving D&A’s mission of becoming the best optical retailer in the United Kingdom. The program focuses on changing the way D&A had traditionally operated by paying increased attention to the quality of central management, while at the same time introducing a clear mission and performance-related culture among the staff of the stores that make up the branch network. As of December 31, 2003, 2,427 individuals were employed by D&A.

     General Optica

     General Optica is the leading optical chain in Spain. In February 2000, General Optica became part of the De Rigo Group. See Note 3 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     At June 25, 2004, General Optica’s network of stores consists of 136 directly owned stores in Spain, 10 in Portugal and 15 stores in Spain under franchising agreements. Although the name General Optica is well known throughout Spain thanks to its tradition in the sector since the company’s foundation in 1955, its retail stores are primarily located in northern and eastern Spain, particularly Catalonia , Basque Country, Asturias and Galicia. General Optica’s recent policy expansion has increased its presence in new areas of Spain, as well as those in which it previously maintained only a minimal presence. General Optica retail stores share a common storefront and interior design, rendering them easily recognizable to consumers. Typically, General Optica stores are positioned in the principal shopping districts of major Spanish cities. As in the case of D&A, management believes that General Optica’s success is based on the professionalism of its staff, the quality and variety of its products and services and a comprehensive program of guarantees designed to ensure customer satisfaction. In contrast to D&A, General Optica offers service within an hour for certain styles of lenses in some of its stores.

     General Optica posted sales of €130.7 million (or 25.9% of the Group’s total net sales) during 2003, as compared with sales of €123.4 million (or 24.1% of total sales) in 2002.

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

     General Optica benefits from a highly qualified team of professionals who receive ongoing training, employing approximately 1,400 dedicated individuals who can offer customers excellent service.

     The stores that form part of General Optica’s retail network employ management software designed to provide high levels of quality and speed in their delivery of services. This information system is capable of identifying trends in customer demand, so that the range of products on offer in the stores may be adapted to customer needs.

     As a company that is expanding, General Optica plans to acquire or open additional new stores in Spain and Portugal within the next three years, seeking to further consolidate the leading position that it holds in Spain. General Optica estimates that it had a market share of approximately 10.0% in the Spanish optical market in 2002 based on value of products sold, as compared to a share of approximately 9.3% in 2001.

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

     The eyewear industry is highly competitive and fragmented. As the Group has historically marketed its products primarily in Italy and the rest of Europe and Asia, it competes with different companies in different markets. The Group believes that its principal competitors in its major geographic markets include Luxottica (Chanel, Prada, Donna Karan, Vogue, Persol, Versace, Ray Ban, Killer Loop

and Revo brands), Oakley (Oakley brand), Safilo (Gucci, Diesel, Dior, Armani and Polo brands), Marchon (Calvin Klein brands) and Marcolin (Dolce & Gabbana and Replay brands).

     In the retail distribution markets of the United Kingdom, Spain, and Portugal, De Rigo competes against national and international chains as well as independent opticians. Among the chain stores, the Group believes that its principal competitors are Specsaver, Boots the Optician, and Vision Express in the United Kingdom, Multiopticas, Visionlab and Optica 2000 in Spain, and Multiopticas in Portugal.

ITALIAN GOVERNMENT INCENTIVE PROGRAM

     In November 1963, the Italian Government introduced the Vajont Relief Program for the Longarone area as part of a package of relief measures enacted shortly after the Vajont dam catastrophe that devastated the area. Two of the Group’s companies, Dierre (which was merged into De Rigo S.p.A. in January 2002) and Quattro Valli, have located their registered offices and facilities in Longarone and historically benefited from the Vajont Relief Program. See “Risk Factors — We lost all tax benefits in September 2001 and in April 2003; our effective income tax rate has therefore increased significantly towards the statutory rate.”

     Tax Benefits

     The Vajont Relief Program provided that new businesses located in the areas affected by the Vajont dam catastrophe would receive a ten-year exemption, beginning on the date of commencement of their operations, from the national corporate income tax (Imposta sui Redditi delle Persone Giuridiche, or “IRPEG”, then levied at a rate of 36%) and the local income tax (Imposta Locale sui Redditi, or “ILOR”, then levied at a 16.2% rate). The program’s tax benefits were repealed in December 1993. However, the Italian Government specified that those companies that had already accrued the right to the tax exemptions as of January 1, 1994, which included Dierre and Quattro Valli, could continue to enjoy the tax exemptions through the expiration of their respective ten-year periods. In 1998, the Italian Government eliminated the ILOR tax along with certain other minor taxes, replacing them with the new Regional Tax on Productive Activities (Imposta Regionale sulle Attività Produttive or “IRAP”), which is currently levied at a 4.25% rate. Companies that had benefited from an exemption from ILOR continue to enjoy equivalent tax benefits with respect to the new IRAP tax. See Note 11 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Dierre’s ten-year exemption was granted in 1992, covering income earned during the period beginning September 2, 1991 and ending September 1, 2001. Quattro Valli’s exemption was granted in 1994 and covered income earned from April 21, 1993 to April 20, 2003. The Group does not expect that new tax benefits will be introduced by the Italian Government with respect to operations in the Longarone area or the other areas where its facilities are currently located.

TRADEMARKS

     The Group’s products are sold under the Police, Sting and Lozza brand names, which have been registered as trademarks of the Company in substantially all of the principal markets in which they are used by the Group. In Spain, however, the Police name is registered to another manufacturer of sunglasses and, as a result, the Group markets its Police models in Spain under the name Vogart. Management believes that its established brand identities and trademarks are an important part of its strategy. See “— Company Strategy”.

     The Group also sells products pursuant to license agreements or other arrangements under the following trademarks: Fendi, Fila Eyes, Etro, La Perla, Onyx, Celine, Loewe, Givenchy, Mini and Furla.

De Rigo’s license agreements have terms ranging from one to five years, and some of the licenses limit De Rigo’s right to market and sell products with competing brand names and/or limit the markets in which it is able to use the licensed brands. Early termination or non-renewal of some or all of its license agreements or arrangements could have a material adverse effect on the Group’s operations, since sales of eyewear under such brand names and trademarks represent a material percentage of the Group’s net sales. See “Risk Factors — Our business is very dependent on our ability to negotiate and maintain favorable license arrangements.” in Item 3 and “— Products”.

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

SEASONALITY AND AVAILABILITY OF RAW MATERIALS

     In 2003, 54.3% of the Group’s unit sales consisted of sunglasses, for which the peak sales period at the wholesale level is during the first four months of the year. Historically, this factor has tended to cause the Group to record a higher proportion of its revenues during the first half of the year. However, the increase over time in the percentage of the Group’s sales represented by prescription frames, which are not subject to seasonal peaks, has mitigated and is expected to continue to mitigate the seasonality of the Group’s sales as a whole. The seasonality of sales of sunglasses and the timing of the launch of new fashion collections has generally had the effect of increasing the Group’s marketing expenses during the second and third quarters of the year.

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

DESCRIPTION OF PROPERTY

     The general location, use and approximate size of the principal properties used by the Group as of December 31, 2003 are set forth below.

		Total Area
Location	Use	(in square meters)
Longarone (BL), Italy	Group headquarters, manufacturing facility and distribution center	16,946
Longarone (BL), Italy	Manufacturing facility	1,972
Limana (BL), Italy	Manufacturing facility	5,878
Limana (BL), Italy	Manufacturing facility	850
Barcelona, Spain	Distribution center	650
Barcelona, Spain	General Optica head office	2,139
Barcelona, Spain	General Optica warehouse	523
Barcelona, Spain	General Optica warehouse	1,640
Barcelona, Spain	General Optica warehouse	2,612
Barcelona, Spain	General Optica training center	820
Martignat, France	Distribution center	1,144
Hoofddorp, The Netherlands	Distribution center	200
Watford, United Kingdom	Distribution center	247
Athens, Greece	Distribution center	300
Birmingham, United Kingdom	D&A head office	1,593
Birmingham, United Kingdom	Training center	924
Birmingham, United Kingdom	Distribution center	2,435
Hong Kong, China	Distribution center	324
Hong Kong, China	Supply chain service center	64
Tokyo, Japan	Distribution center	718

     At June 25, 2004, the Group also owned and operated 232 retail stores with an average retail area of 95 square meters in the United Kingdom and of 136 retail stores in Spain and 10 retail stores in Portugal, which have an average retail area of 180 square meters. As of the same date, D&A owned a freehold interest in 48 of its properties and General Optica owned a freehold interest in 37 of its properties. Almost all of the Group’s other retail properties (as well as the land on which its owned stores are located) are leased. All of the listed properties located in Italy are owned by the Group, except the smaller of the two manufacturing facilities in Limana, which is leased from third parties. All of the listed properties located outside Italy and the United Kingdom are leased by the Group pursuant to long-term leases.

     The Group believes that its current facilities are suitable for its needs and are well-maintained. See “— Design and Manufacturing — Manufacturing”. De Rigo completed construction of a new plant in Longarone in January 2002.

Item 5. Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

     Our discussion of the Group’s results of operations and liquidity and capital resources in respect of the fiscal years ended December 31, 2001, 2002 and 2003 is based on the Company’s audited Consolidated Financial Statements and the related Notes thereto included in Item 18 of this annual report. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian

GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and shareholders’ equity, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

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

     Accounting for Long-lived Assets. Property, plant and equipment and purchased intangible assets other than goodwill are recorded at either historical or revaluated amounts. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

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

     For Italian GAAP purposes, property, plant and equipment and intangible assets are tested for impairment by comparing the carrying value of the intangible asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset’s fair value if the asset is not recoverable.

     To assess impairment of property, plant and equipment and amortizing intangible assets for U.S. GAAP purposes, the Company uses the guidance outlined in SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If, based on the analysis described above, management has concluded that impairment indicators exist, the Company will initially review for possible impairment by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, an impairment is considered to exist. An impairment charge is assessed by comparing the asset’s fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairment of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, operating results could be significantly affected.

     Valuation of Goodwill. Goodwill resulting from business combinations is amortized on a straight-line basis over its estimated useful life.

     The determination of goodwill is dependent on the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed. Such allocation is often based on judgmental factors and estimates of fair values for assets that may not have a readily determinable market value. In addition, the useful life assigned to goodwill is an estimate based on the judgment of management at the time of acquisition. The estimated useful life is subject to adjustment if facts and circumstances indicate that the acquired assets’ economic life has been affected by other variables, including technological feasibility, competitive factors and contractual rights.

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

     As of January 1, 2002, the Company adopted the requirements of SFAS 142, Goodwill and Other Intangible Assets, and as a result the Company has ceased amortization of goodwill and indefinite-lived intangible assets for U.S. GAAP purposes. The requirements of SFAS 142 include that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step methodology. The first step screens for potential impairment at the reporting unit level, while the second step measures the impairment, if any. Under U.S. GAAP, the quoted market price of an asset, if available, should be used. If not available, then other valuation techniques, including discounted cash flow, comparables, etc., are acceptable. The selection of the various assumptions that are necessary to arrive at the fair value of a reporting unit, including the assumptions used in the underlying business plans, require substantial management judgment and discretion. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, operating results could be significantly affected.

     Allowance for Doubtful Accounts. The Company makes ongoing estimates relating to the collectibility of accounts receivable and maintain a reserve for estimated losses resulting from the inability of customers to make required payments. In determining the amount of the reserve, management considers the historical level of credit losses and makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. This ongoing evaluation considers such factors such as the overall economic climate, regional strengths and weaknesses, legal rights and historical relations, among others. Historically, losses from uncollectible accounts have not exceeded the reserves. Since management cannot predict future changes in the financial stability of customers, actual future losses from uncollectible accounts may differ from the estimates. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event the Company determined that a smaller or larger reserve was appropriate, a credit or a charge to selling and administrative expense would be recorded in the period in which such determination is made.

     Deferred Taxes. The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves a jurisdiction-by-jurisdiction estimation of actual current tax exposure and the assessment of the temporary differences resulting from differing treatment of items such as accruals and amortization, among others, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company’s consolidated balance sheet. The Company must assess in the course of its tax planning process the ability of the Company and its subsidiaries to obtain the benefit of deferred tax assets based on expected future taxable income and available tax planning strategies. If in management’s judgment, the deferred tax assets recorded will not be recovered, a valuation allowance is recorded to reduce the deferred tax asset.

     Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets, deferred tax liabilities and valuation allowances to reflect De Rigo’s potential inability to fully recover deferred tax assets. The analysis is based on the estimates of taxable income in the jurisdictions in which the Company operates and the period over which the deferred tax assets and liabilities will be recoverable. If actual results differ from these estimates, or if the Company adjusts these estimates in future periods, the Company may need to establish an additional valuation allowance that could adversely affect the Company’s financial position and results of operations.

     Under U.S. GAAP, the Company assesses the recoverability of tax assets based on the criteria of “more likely than not”, that is, a probability of recoverability just over 50%. The probability assessment requires significant judgment regarding the timing of future book and tax reversals, which could be materially different from the actual results.

     Inventory obsolescence. The Company has adopted uniform policies across its business to assist management in the identification, valuation and treatment of inventory that is not current or could otherwise be considered obsolete. The identification of this inventory is subject to certain judgments, such as the aging profile of the inventory, the estimated selling prices of the inventory in an other than retail environment, the estimated costs to dispose of the inventory, the overall impact on the associated brand of disposing of the inventory off retail price and the requirement of our licensing and branding agreements to maintain replacement inventory. Our ability to manage our inventory levels, and thus our overall requirements for an obsolescence reserve, are also highly dependent on several factors, some of which are not in our control, such as the overall economic environment, changes in tastes and fashion trends and of the market pressure. Management responds to these factors and others on an ongoing basis, adjusting procurement, delivery and manufacturing schedules on a continual basis in order to maintain an optimum balance between inventory, sales and forecasts. Changes to these assumptions or responses could require an increase or decrease in the inventory reserves in the future, resulting in additional expense or income being recognized in the income statement.

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

RESULTS OF OPERATIONS

     Overview

     De Rigo posted net sales of €504.8 million for 2003, a 1.5% decrease as compared with last year. The overall sales results were negatively affected by the appreciation of the Euro against other currencies in which De Rigo makes sales. Cost of sales decreased by 0.6% to €202.0 million or 40.0% of total net sales, in 2003, from €203.2 million, or 39.6% of net sales, in 2002. Operating expenses decreased by 5.0% to €277.9 million, or 55.1% of total net sales, in 2003, as compared to €292.5million, or 57.1% of net sales, in 2002. Notwithstanding the decline in net sales, income from operations increased by 49.1% to €24.9 million, or 4.9% of total net sales, in 2003, from €16.7 million, or 3.3% of net sales, in 2002. The increase in the Group’s operating income was primarily attributable to the improvement in income from operations in the wholesale and manufacturing segment, both in absolute terms and as a percentage of sales, that was itself due to higher gross margins and the expense reductions discussed in more detail below. Financial and other items contributed net income of €13.0 million in 2003, as compared to net expenses of €6.9 million in 2002. Net income increased by 74.5% to €18.5 million in 2003 from €10.6 million in 2002 and represented 3.7% of net sales, as compared with 2.1% last year. Earnings per share were €0.42, an increase of 75.0% as compared with €0.24 per share in 2002. Each of these items is analyzed in more detail in the comparison of the Group’s 2002 and 2003 results appearing below.

     The following table sets forth certain income statement data expressed as a percentage of the Group’s consolidated net sales for the periods indicated:

	Year Ended December 31,
	2001	2002	2003
Net sales	100.0	100.0	100.0
Cost of sales	36.5	39.6	40.0
Gross profit	63.5	60.4	60.0
Operating expenses	57.4	57.1	55.1
Income (loss) from operations	6.1	3.3	4.9
Income taxes	1.3	0.0	3.0
Net income	4.2	2.1	3.7

     Distribution Channels

     Net sales consist primarily of (i) retail sales by the Group to customers of its British optical retail chain D&A and its Iberian optical retail chain General Optica; (ii) sales by the Group to opticians in Italy, and through its international distribution network located in major European markets and the Americas to retailers in those markets; (iii) export sales by the Group to independent distributors; and (iv) for the period prior to the Group’s sale of its interest in July 2003, sales by EID, the Group’s former joint venture with the Prada Group for the distribution of Prada-branded eyewear, to opticians, independent distributors and the Prada retail network in major markets worldwide.

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

     Business Segments

     During the three-year period ended December 31, 2003 covered by the Consolidated Financial Statements included in Item 18, the Group divided its activities into three distinct segments for financial reporting purposes:

•	Wholesale and Manufacturing consists of the design, manufacturing, marketing and distribution of high-quality eyewear to opticians in Italy and to independent distributors and opticians through the Group’s distribution subsidiaries abroad. This segment furnishes eyewear to the Group’s other business units, to which the wholesale and manufacturing segment makes sales at prices that include a markup designed to compensate the unit for its manufacturing activity.

•	Retail consists of the sale of prescription eyeglasses, fashion sunglasses and other optical products through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

•	EID was the segment consisting of the Group’s former joint venture with the Prada Group, which conducted product development, marketing and distribution activities related to Prada-branded eyewear, including that sold under the Miu Miu, Helmut Lang and Jil Sander brand names. This joint venture was terminated in July 2003 by mutual agreement of the parties; as a result the Group sold its 51% interest EID to the Prada Group. Accordingly, the data for the former EID segment presented in the tables below and elsewhere in this annual report includes the results of EID only for the period through the Group’s disposal of its interest as of July 23, 2003.

     Tax Benefits and New Tax Laws

     The Italian statutory tax rate for 2001 and 2002 was 40.25%, comprised of a 36% national corporate income tax (“IRPEG”) and a 4.25% Regional Tax on Productive Activities (“IRAP”). New tax laws enacted in 2002 and 2003 had the effect of reducing the IRPEG (now called IRES) tax rate from 36% to 34% for year 2003 and from 34% to 33% for 2004.

     The Company decreased its Italian deferred tax assets and liabilities as of December 31, 2002 and 2003 to reflect these changes in tax law. In both 2002 and 2003 , the Company recognized, as a change in tax rate, deferred taxes on temporary differences of its tax exempt companies together with the effect of the reduction of IRPEG rates from 36% to 34% in 2002 and to 33% in 2003. The effect of applying the enacted tax rate in 2003 to existing temporary differences was to increase income tax expense by €0.3 million.

     The 2001 Italian investment tax incentive law was enacted in order to encourage capital investments and other expenditures in Italy. Companies were able to reduce their taxable income by up to 50% of the excess of new qualifying capital and other expenditures made during the second half of 2001 and all of 2002 in fixed assets (tangibles and specified intangibles) over the average of the investments made in such assets during the five prior years. The incentive law also applied to certain expenses incurred in connection with training of companies’ personnel. The incentive resulted in a current one time deduction and neither increased nor decreased the tax bases of the assets to compute future tax deductions for depreciation and amortization relating to the investment deductions granted. As a result, in each of 2001 and 2002, the Company recognized a benefit from the investment deductions of €0.2 million.

     Pursuant to a law decree enacted in 1997 to foster the capitalization of Italian companies, the Dual Income Tax (“DIT”) was introduced. In accordance with such law decree, a portion of the Company’s taxable income subject to IRPEG taxes was taxable at the reduced rate of 19% instead of the enacted IRPEG rates reported above. Such portion of the taxable income (amounting to €4.7 million in 2001) was computed applying a specific interest rate, fixed by the Government and equal to 6%, to the net increase in the Company’s net equity over the period from December 31, 1996 to December 31, 2001. The application of DIT reduced the Company’s current taxes by €0.8 million in 2001. Deferred taxes on temporary differences at December 31, 2002 and 2001 are accounted for at the tax rate expected to occur in the year of reversal, taking into consideration the enacted IRPEG rates, the expected applicable effect of the DIT benefit and the enacted IRAP tax rate.

     See Note 11 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report, “Risk Factors” in Item 3 and
“— Italian Government Investment Incentive Program — Tax Benefits” in Item 4.

     Non-GAAP Measures

     In addition to focusing on the Group’s Italian GAAP results, De Rigo’s management uses certain non-GAAP measures in evaluating the Group’s financial performance. These non-GAAP measures include sales results calculated on an “constant exchange rate” basis that seeks to exclude the impact of fluctuations in currency exchange rates by calculating operating results for both periods being compared on the basis of the exchange rates used for such purpose in the earlier period (i.e., calculating results for the first quarter of 2004 on the basis of the average exchange rates used to translate sales made in non-euro currencies during the first quarter of 2003 into euro). With respect to the first quarter of 2004, the Group has also calculated comparative results for 2003 that exclude the contribution of EID, in order to illustrate the underlying trends in the businesses that continue to part of the Group following De Rigo’s sale of the controlling interest in EID in July 2003 and allowing a comparison of sales performance on a consistent consolidation basis. In both cases, management believes that these alternative, non-GAAP figures, when considered in conjunction with (but not in lieu of) other measures that are calculated in accordance with Italian GAAP, enhance an understanding of the De Rigo’s results of operations. These non-GAAP measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate De Rigo’s operating performance and compare its performance to that of its competitors. The Group’s method of calculating these non-GAAP measures may differ from methods used by other companies in calculating similar measures. In each case in which such a non-GAAP measure is used in this annual report, the most directly comparable GAAP measure is presented with equal or greater prominence and a reconciliation of the non-GAAP measure to such most directly comparable GAAP measure is provided.

     Unaudited First Quarter Sales Results

     The Group posted net sales of €139.2 million for the first quarter of 2004, a 0.5% decrease as compared with the same period last year. These unaudited sales results, which were calculated on the basis of Italian GAAP, reflected positive trends in the Group’s current businesses, as comparisons with the prior year were affected by De Rigo’s sale of the controlling interest in EID during July 2003. As indicated in the reconciliation table appearing below, excluding EID’s net sales from the Group’s results for the first quarter of 2003 (during which EID was consolidated for the entire period), the period on period increase in consolidated net sales was 6.1% at current exchange rates and 7.0% at constant exchange rates.

     The following table provides details of De Rigo’s consolidated net sales and the sales of each of its business segments for the periods presented, as well as providing reconciliations of sales calculated on both a constant exchange rate basis and on a basis that excludes sales made through EID to sales calculated in accordance with Italian GAAP.

NET SALES BY BUSINESS SEGMENT
(including reconciliations of non-GAAP measures)
(€ in millions)

	1Q 2003	1Q 2004		1Q 2004* Effect of	IQ 2004
				application of	Sales at constant
	Net	Net		constant	exchange rates	%
	Sales	Sales	% change	exchange rates	(Non-GAAP)	change
Wholesale & Manufacturing	€41.5	€42.3	+1.9%	€0.3	€42.6	+2.7%
Retail	94.5	99.9	+5.7%	0.9	100.8	+6.7%
- D&A	61.8	63.5	+2.8%	0.9	64.4	+4.2%
- GO	32.7	36.4	+11.3%	0.0	36.4	+11.3%
Elimination of Intercompany Sales	(4.8)	(3.0)	-37.5%	0.0	(3.0)	-37.5%

Consolidated net sales excluding net sales through EID	€131.2	€139.2	+6.1%	€1.2	€140.4	+7.0%

EID	8.7	0.0		0.0	0.0

Consolidated net sales	€139.9	€139.2	-0.5%	€1.2	€140.4	+0.4%

* The translation of foreign currencies into euro has been made using the following rates:

Currencies	1Q 2003	1Q 2004
US dollars per euro	1.0731	1.2497
Pound Sterling per euro	0.6696	0.6799
Japanese Yen per euro	127.5857	133.9720
HK dollars per euro	8.3695	9.7201

     Consolidated net sales. The Group’s consolidated net sales of €139.2 million were broken down as follows: eyewear sales of €65.6 million, lens sales of €42.0 million, contact lens sales of €18.6 million and other sales and revenues of €13.0 million, as compared with sales of €70.9 million, €37.6 million, €18.7 million and €12.7 million, respectively, for the first quarter of 2003.

     Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into euro of sales made in Pounds Sterling, Japanese Yen and

Hong Kong Dollars, as the average exchange rates for these currencies in the first quarter of 2004 were less favorable to the Group than those during the first quarter of 2003. As detailed in the reconciliation table above, foreign exchange rate translations had a negative effect of 0.9% on consolidated net sales.

     Analyzing consolidated net sales by geographic area, net sales in Europe increased by 2.0% to €126.6 million, primarily as a result of higher net sales through the retail companies and increased wholesale sales in certain markets. Net sales in the Americas decreased to €2.5 million from €3.2 million, primarily as a result of the deconsolidation of EID. Net sales in the Rest of the World decreased to €10.1 million from €12.6 million, primarily as a result of the deconsolidation of EID and lower sales in certain Middle and Far East markets not served by distribution subsidiaries that were partially offset by the very positive results posted by the Group’s distribution subsidiaries located in the Far East region.

     Net sales by business segment. Wholesale and manufacturing sales grew by 1.9% to €42.3 million from €41.5 million posted in the first quarter of 2003. Excluding net sales made by the wholesale and manufacturing business segment to EID from the first quarter of 2003 results, net sales increased by 4.4% at current exchange rates and by 5.2% at constant exchange rates, as detailed in the following reconciliation table:

Euro in millions

				1Q 2004	1Q 2004
	1Q 2003	1Q 2004		Effect of
				application of	Sales at constant
	Net	Net		constant	exchange rates
	Sales	Sales	% change	exchange rates	(Non-GAAP)	% change
Wholesale & Manufacturing sales	€41.5	€42.3	+1.9%	€0.3	€42.6	+2.7%
- of which sales to EID	(1.0)	0.0		0.0	0.0

Wholesale & Manufacturing sales excluding net sales to EID	€40.5	€42.3	+4.4%	€0.3	€42.6	+5.2%

     As indicated in the reconciliation table above, when calculated on a constant exchange rate basis, the business segment’s sales increased by 2.7%. The increase in wholesale and manufacturing sales was primarily due to very strong sales results posted by the Group’s in certain Far East markets, particularly Japan and Hong Kong, as well as in several European markets including France, Greece, Germany and Spain.

     Sales through the retail companies increased by 5.7% to €99.9 million from €94.5 million posted in the first quarter of 2003. As indicated in the reconciliation table on the prior page, when calculated on a constant exchange rate basis, net sales through the retail companies increased by 6.7%.

     The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, one of the leading retailers in the British optical market and General Optica, the leading retailer in the Spanish optical market, for the first quarter of each of 2004 and 2003 and as of March 31, 2003 and March 31, 2004.

	1Q 2003	1Q 2004		Mar 31, 03	Mar 31, 04		Mar 31, 03	Mar 31, 04

	Euro in	Euro in		Owned	Owned	Unit	Franchised	Franchised	Unit
	millions	millions	% Change	stores	stores	change	stores	stores	change
D&A	€61.8	€63.5	+2.8%	233	232	-1	145	143	-2
General Optica	€32.7	€36.4	+11.3%	140	143	+3	7	14	+7

Total Retail	€94.5	€99.9	+5.7%	373	375	+2	152	157	+5

     Sales at D&A grew by 4.2% in Pound Sterling terms, while same store sales per working day increased by 5.1%. In Euro terms, D&A’s sales grew to €63.5 million, an increase of 2.8% as compared with sales of €61.8 million posted in the first quarter of 2003, reflecting the decline in the value of the Pound Sterling against the Euro. Sales of franchised stores during the period grew by 1.7% to €17.6 million; in Pound Sterling terms, sales of franchised stores increased by 3.5%. The increase in D&A’s sales was primarily attributable to the Company’s continuing aggressive marketing campaigns driving increased sales of higher quality products. At March 31, 2004, D&A operated a network of 232 owned shops and 143 franchised shops.

     General Optica grew sales by 11.3% to €36.4 million from the €32.7 million posted in the first quarter of 2003. General Optica continued to achieve notable net sales gains as a result of a 8.4% increase in same store sales per working day, as well as the expansion of its owned and franchised store network. At March 31, GO operated a network of 143 owned shops and 14 franchised shops, having opened a net total of 3 owned shops and 7 franchised shops during the last twelve months.

     2003 compared to 2002

     Net sales. De Rigo posted net sales of €504.8 million for 2003, a 1.5% decrease as compared with last year. The overall sales results were negatively affected by the appreciation of the Euro against other currencies in which De Rigo makes sales. As detailed in the reconciliation table below, when calculated on a constant exchange rate basis, De Rigo’s consolidated net sales increased by 3.5%.

     The following table provides details of De Rigo’s consolidated net sales and the sales of each of its business segments for the periods presented, as well as providing reconciliations of sales calculated on a constant exchange rate basis to sales calculated in accordance with Italian GAAP.

NET SALES BY BUSINESS SEGMENT
(Euro in millions)
(including reconciliations of non-GAAP measures)

				2003*	2003
	2002	2003		Effect of
				application of	Sales at constant
	Reported	Reported		constant	exchange rates
	sales	sales	% change	exchange rates	(Non-GAAP)	% change
Wholesale & Manufacturing	€141.1	€136.2	-3.5%	€2.2	€138.4	-1.9%
Retail	359.6	361.5	+0.5%	23.2	384.7	+7.0%
- D&A	236.2	230.8	-2.3%	23.2	254.0	+7.5%
- GO	123.4	130.7	+5.9%	0.0	130.7	+5.9%
EID	31.2	19.8	-36.5%	0.0	19.8	-36.5%
Elimination of Intercompany Sales	(19.4)	(12.7)	-34.5%	0.0	(12.7)	-34.5%

Consolidated net sales	€512.5	€504.8	-1.5%	€25.4	€530.2	+3.5%

*	The translation of foreign currencies into euro has been made using the following rates:

Currencies	2002	2003
US dollars per euro	0.9456	1.1312
Pound Sterling per euro	0.6288	0.6920
Japanese Yen per euro	118.0625	130.9712
HK dollars per euro	7.3750	8.8079

     The Group’s consolidated net sales of €504.8 million were broken down as follows: eyewear sales of €235.8 million, lens sales of €143.7 million, contact lens sales of €74.7 million and other sales and revenues of €50.6 million, as compared with sales of €245.4 million, €138.7 million, €76.5 million and €51.9 million, respectively, for 2002.

     Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollars, as the average exchange rates for these currencies in 2003 were less favorable to the Group than those during 2002. As detailed in the reconciliation table above, when calculated on a constant exchange rate basis, De Rigo’s consolidated net sales increased by 3.5%.

Net sales by business segment

     Wholesale and manufacturing sales amounted to €136.2 million, a decrease of 3.5% as compared with €141.1 million posted in 2002. The decrease in wholesale and manufacturing sales was primarily due to lower unit sales in certain European markets, primarily in Italy, as well as to a decline in the segment’s sales to EID. As detailed in the reconciliation table above, when calculated on a constant exchange rate basis, the business segment’s sales decreased by 1.9%.

     Softer sales in certain European markets and to EID were partially offset by strong growth in the Rest of the World area, where the segment posted a 18.8% increase in sales. The increase was driven by very good results in the Far East region that were primarily attributable to increased sales of both the Group’s owned brands and its licensed designer brands.

     Retail. Sales through the retail companies amounted to €361.5 million, an increase of 0.5% as compared with sales of €359.6 million posted in 2002. As detailed in the reconciliation table above, when calculated on a constant exchange rate basis, net sales through the retail companies increased by 7.0%.

     The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, the Group’s British retail chain, and General Optica, the Group’s Iberian retail chain, for each of 2003 and 2002 and as of December 31, 2002 and December 31, 2003.

	2002	2003		Dec 31, 02	Dec 31, 03		Dec 31, 02	Dec 31, 03
	Euro in	Euro in		Owned	Owned	Unit	Franchised	Franchised	Unit
	millions	millions	% Change	stores	stores	change	stores	stores	change
D&A	€236.2	€230.8	-2.3%	233	232	-1	147	144	-3
GO	€123.4	€130.7	+5.9%	140	142	+2	5	14	+9

Total Retail	€359.6	€361.5	+0.5%	373	374	+1	152	158	+6

     Sales at D&A grew by 7.5% in Pound Sterling terms, while same store sales per working day increased by 7.6%. In Euro terms, D&A’s sales totalled €230.8 million, a decrease of 2.3% as compared with sales of €236.2 million posted in 2002, reflecting the decline in the value of the Pound Sterling against the Euro. Sales of franchised stores during the period amounted to €62.9 million, unchanged as compared with 2002; in Pound Sterling terms, sales of franchised stores increased by 10.1%. The notable increase in D&A’s sales in Pound Sterling terms, which was achieved in a very difficult environment marked by a decline in overall demand, was primarily attributable to D&A’s aggressive marketing activity. At December 31, 2003, D&A operated a network of 232 owned shops and 144 franchised shops.

     General Optica reported sales of €130.7 million, an increase of 5.9% as compared with sales of €123.4 million posted in 2002. This 5.9% increase was achieved on top of the 11.6% sales increase posted in 2002. Same store sales per working day increased by 4.3%, on top of a 8.5% increase recorded in 2002.

     EID. De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo’s business segments and its results for the third quarter and fourth quarter of 2003 have not been consolidated in the De Rigo Group’s results for those periods. Accordingly, the €19.8 million in sales reported for the former segment in 2003 only reflects EID’s results for the first six months of 2003, prior to the Group’s sale of its interest.

     Net sales by geographic region. Net sales in Europe decreased by 2.2% to €453.8 million, primarily as a result of the appreciation of the Euro against the Pound Sterling. Net sales in the Americas remained unchanged at €12.0 million. Net sales in the Rest of the World increased by 6.6% to €39.0 million, primarily as a result of increased unit sales in the Far East, the positive effects of which were only partially offset by the unfavorable trend in Japanese Yen and Hong Kong Dollar exchange rates and by the negative effects on consumption during the first half of the year due to the impact of the SARS crisis and the war in Iraq.

     Cost of sales. Cost of sales decreased by 0.6% to €202.0 million or 40.0% of total net sales, in 2003, from €203.2 million, or 39.6% of net sales, in 2002. The decrease in cost of sales was attributable to the decline in net sales, especially those of higher margin luxury/designer eyewear, as well as to the realization of manufacturing efficiencies.

     Operating expenses. Operating expenses decreased by 5.0% to €277.9 million, or 54.9% of total net sales, in 2003, as compared to €292.5 million, or 57.1% of net sales, in 2002. The decline in operating expenses both in absolute terms and as a percentage of sales reflected the deconsolidation of EID following the Group’s sale of its majority interest, as well as lower operating expenses at D&A as a consequence of the weakness of the Pound Sterling against the Euro.

     Commissions decreased by 18.3% to €13.4 million, or 2.7% of total net sales, in 2003, from €16.4 million, or 3.2% of net sales, in 2002, primarily due to a decline in commissions paid by EID to the Prada Group for sales of Prada eyewear through the Prada Group’s network of stores during the six months of the year prior to De Rigo’s sale of its interest, as well as lower commissions paid by the wholesale segment to agents as a results of decline in sales particularly in Italy and a reduction in the level of commissions paid by D&A in Euro terms.

     Advertising and promotion expenses decreased by 6.6% to €32.6 million, or 6.5% of total net sales in 2003, from €34.9 million, or 6.8% of net sales, in 2002. The decrease was attributable to the deconsolidation of EID, as well as a decline in marketing expenses in the wholesale segment.

     Other selling expenses decreased by 3.7% to €195.5 million, or 38.7% of total net sales, in 2003, from €203.2 million, or 39.6% of net sales in 2002. The decline was primarily attributable to a reduction in the Euro value of expenses incurred at D&A.

     General and administrative expenses decreased by 5.2% to €36.3 million, or 7.2% of total net sales, in 2003, from €38.3 million, or 7.5% of net sales, in 2002. The decrease in general and administrative expenses both in absolute terms and as a percentage of sales was primarily attributable to the deconsolidation of EID, as well as a reduction in expenses at D&A as a consequence of the weakness of the Pound Sterling against the Euro.

     Income from operations increased by 49.1% to €24.9 million, or 4.9% of total net sales, in 2003, from €16.7 million, or 3.3% of net sales, in 2002. The increase in the Group’s operating income was primarily attributable to the improvement in the wholesale and manufacturing segment, both in absolute terms and as a percentage of sales, primarily attributable to higher gross margins deriving from efficiencies in the manufacturing and purchasing process and reflecting the cost factors discussed above.

     Other income (expenses). Financial and other items contributed net income of €13.0 million in 2003, as compared to net expenses of €6.9 million in 2002. Net financial expenses in 2003 totalled €1.5 million, compared to net financial expenses of €3.4 million in 2002, reflecting the Group’s repayment of a significant volume of short-term borrowing. Net other income of €14.5 million, as compared to net other expenses of €3.6 million in 2002, accounted for the remainder of the total net result in 2003, primarily reflecting the capital gain of €11.8 million realized on the sale of Group’s interest in EID.

     Income taxes. Income taxes amounted to €14.9 million in 2003, as compared with €0.1 million in 2002. The Group’s income was taxed at an effective rate of 39.5% in 2003, as compared to an effective rate of 0.5% in 2002. The increase in the effective tax rate reflected the fact that De Rigo had recognized significant deferred tax assets relating to tax relief granted to the Group in connection with the expiration of certain tax incentives in 2002, as well as to the impact of the expiration of these incentives in 2003, when nearly all of the Group’s income was subject to tax.

     Net income. Net income increased by 73.6% to €18.5 million in 2003 from €10.6 million in 2002 and represented 3.7% of net sales, as compared with 2.1% last year.

     Earnings per share. Earnings per share were €0.41 on a weighted average total of 44.7 million outstanding shares, an increase of 70.8% as compared with €0.24 in 2002.

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

     Sales of D&A, the Group’s British retail chain, totalled €236.3 million, a decrease of 4.6%, as compared with sales of €247.6 million in 2001. These decreases reflected a difficult retail environment for sales of optical frames in the United Kingdom and were primarily a consequence of certain disruptions and delays in service due to changes in the supply chain for lenses being implemented by Essilor’s subsidiary BBGR. BBGR purchased D&A’s assembly factories in 2001 and these changes in the supply chain are designed to ensure that D&A receives the highest quality lenses. In the last quarter of 2002, the level of service at the lens plants sold to BBGR improved significantly, reducing delivery lead-times to the Group’s customers.

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

     U.S. GAAP Reconciliation

     The Group’s consolidated net income determined in accordance with U.S. GAAP would have been €24.3 million, €17.1 million and €18.2 million for the years ended December 31, 2003, 2002 and 2001, respectively, as compared with net income of €18.5 million, €10.6 million and €21.2 million, respectively, for the same periods, as determined under Italian GAAP. The principal difference affecting the determination of net income in 2001 related to the different treatment under U.S. GAAP of certain stock option expenses and intangible assets and deferred charges, as well as the Group’s revaluation of certain trademarks. Differences in goodwill depreciation principles under Italian GAAP and U.S. GAAP following the Group’s adoption of SFAS 144 impacted the results for 2002 and 2003. In addition under U.S. GAAP, EID is presented as a discontinued operation in accordance with the guidance of SFAS 144. Based upon this guidance, the results for all periods, including revenues and costs, of the sold businesses are removed from the consolidated statement of operations and reported after income from continuing operations.

     The Group’s total assets determined in accordance with U.S. GAAP would have been €392.2 million and €450.1 million at December 31, 2003 and 2002, respectively, as compared with €376.9 million and €439.9 million, respectively, under Italian GAAP. Shareholders’ equity determined in accordance with U.S. GAAP would have been €221.7 million and €199.5 million at December 31, 2003 and 2002, respectively, as compared with €226.9 million and €212.1 million, respectively, under Italian GAAP.

     For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and shareholders’ equity, including the effect of the adoption of new accounting principles, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Liquidity and Capital Resources

     De Rigo’s cash flow from operating activities increased from €22.3 million in 2002 to €50.8 million in 2003, primarily as a result of the improvement of income from operations at a group level.

     The Company relies primarily on funds from operations to finance its working capital needs, including the financing of its inventories and receivables. It also maintains unsecured short-term lines of credit with Italian banks, which have no set term and are payable upon demand. At December 31, 2002 and 2003, the Group had unsecured short-term bank lines of credit aggregating approximately €167,324 and €137,103, respectively. At December 31, 2002 and 2003, approximately €82,144 and €114,534, respectively, were available for further borrowings. At December 31, 2002 and 2003, the weighted average interest rates for the short-term lines of credit were 3.99% and 3.48%, respectively. Amounts outstanding under these lines of credit are payable upon demand. None of these facilities contain ratings triggers or financial covenants. For more information on De Rigo’s outstanding debt, see Note 8 of the Notes to the Consolidated Financial Statements included in Item 18.

     At December 31, 2003, the Company had positive net working capital (calculated as our total current assets less our current liabilities) of €32.5 million, as compared to negative €4.1 million at December 31, 2002. The increase in net working capital was primarily attributable to a sharp decline in short-term bank borrowings, which fell to €22.6 million at December 31, 2003 from €85.2 million a year earlier, as a result of repayments made possible by the strong cash flow generated by operating activities, as well as to reductions in outstanding trade accounts receivable and inventories.

     In 2003, cash provided by investing activities was equal to €2.9 million, as compared to cash used of €16.7 million in 2002, reflecting the positive cash impact of the Group’s sale of its interest in EID to Prada, as well as lower capital expenditures at both General Optica, which opened fewer new stores, and D&A, which reduced its expenditures on refitting stores.

     Net cash used in financing activities increased significantly, from €9.3 million in 2002 to €54.8 million in 2003, reflecting the Group’s use of cash generated by operations to repay short-term debt.

     Capital expenditures in 2003 were €11.6 million, as compared to €16.1 million in 2002, and were primarily attributable to the refitting of stores by General Optica and to investments made at D&A for the refitting of shops. Capital expenditures were financed principally with funds from operations.

     The Group expects to incur capital expenditures of approximately €25 million in 2004, essentially for the refitting of existing shops in Spain and the United Kingdom and the opening of new shops in Spain. The Group believes that the financial resources available to it from funds from operations, cash on hand and short-term investments held by the Group will be sufficient to meet the Group’s capital expenditure requirements in 2004.

     As of December 31, 2003 and 2002, the Group’s ratio of long-term debt to shareholders’ equity was 0.2% and 0.3%, respectively. The decrease in this ratio between 2003 and 2002 reflects the increase in the level of the Group’s retained earnings.

     The Group’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of the Group’s distributors and retail customers to meet their payment obligations.

     In 2003, the Group again engaged in certain hedging transactions to manage risks relating to foreign currency exchange rates. See Note 19 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report and “Quantitative and Qualitative Disclosures About Market Risk” in Item 11.

     Off-Balance Sheet Arrangements

     De Rigo does not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results in assets or liabilities not being reflected in its consolidated financial statements, nor does it engage in any off-balance sheet financing through other means that has or is reasonably likely to have a current or future effect on the Group’s financial condition or operational results.

     Contractual Obligations

     The following table sets forth the contractual obligations and commercial commitments of the Group with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2003:

Payments Due by Period
(in millions of euro)

			2005-	2007-	2009 and
	Total	2004	2006	2008	thereafter
Long-Term Debt	0.7	0.2	0.2	0.1	0.2
Operating Leases	165.5	25.8	44.7	36.0	59.0
Other Commitments	12.5	6.0	6.5	—	—

Total Obligations	178.7	32.0	51.4	36.1	59.2

     Long-term debt. For information on our long-term debt obligations, see “— Capital Resources” above and Note 9 to the Consolidated Financial Statements included in Item 18.

     Operating leases. D&A leases property, computer hardware and cars and General Optica leases property under non-cancellable operating leases. Other lease commitments relate to the rental of buildings by distribution subsidiaries. At December 31, 2003, the future lease payments under these operating leases totalled approximately €165.5 million. For additional information, see Note 16 of Notes to the Consolidated Financial Statements included in this Annual Report.

     Other commitments. At December 31, 2003, these obligations comprised those arising out royalty agreements and sponsorship contracts.

     Royalty agreements. These liabilities relate to royalties due and minimum advertising expenses required under De Rigo’s arrangements with certain designers for the use of their trademarks in the production of fashion eyewear eyeglasses. At December 31, 2003, the minimum future payments arising out of these agreements totalled approximately €10.9 million, of which approximately €7.6 million related to royalty arrangements and €3.3 million for advertising expenses.

     Sponsorship agreements. These liabilities relate to the Group’s marketing contracts with actors and athletes serving as spokespersons for De Rigo’s products. At December 31, 2003 future payments due under these agreements totalled approximately €1.6 million.

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

     No individual customer represented 10% or more of sales in any of the years ended December 31, 2001, 2002 and 2003.

     New Accounting Standards

     For a discussion of the impact of the Group’s adoption of new accounting standards on its results of operations under U.S. GAAP, see Note 19(q) of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     Process of Transition to International Accounting Standards

     Following the entry into force of European Regulation No. 1606 of July 2002, EU companies whose securities are traded on regulated markets in the EU are required to adopt international financial reporting standards (“IFRS”), formerly known as IAS, in the preparation of their 2005 consolidated financial statements. Given that our securities are only traded on the NYSE, we are not subject to this requirement and intend to continue to report our financial results in accordance with Italian GAAP and to provide the required reconciliation of certain items to U.S. GAAP in our annual reports on Form 20-F.

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

Item 6. Directors, Senior Management and Employees

DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth the names of the members of the Board of Directors and the senior management of the Company and each of its principal operating companies. The term of appointment of the current directors expires upon approval by the Company’s shareholders of its financial statements for the year ending December 31, 2005. The senior management of the Company and its subsidiaries are appointed by the Board of Directors of the respective company and serve at the discretion thereof.

Name	Age	Position within Group/Company
Ennio De Rigo	64	Chairman of the Board of Directors and Chief Executive Officer
Emiliana De Meio De Rigo	60	Vice Chairman of the Board of Directors
Walter De Rigo	72	Director
Michele Aracri	47	Director and Managing Director
Maurizio Dessolis	38	Vice-Chairman and Chief Financial Officer (3)
Massimo De Rigo	35	Vice-Chairman and Head of Design Department (3)

Name	Age	Position within Group/Company
Luigi Arsellini	74	Outside Director (1)
Claudio Dematté	61	Outside Director (2)
Enrico Valdani	55	Outside Director
Adriano De Sandre	48	Head of Manufacturing Operations
Jordi Fontcuberta	48	Managing Director, General Optica
Russel Hardy	43	Managing Director, Dollond & Aitchison
Bruno Palmegiani	54	Art & Creative Director
Mario Sommavilla	56	Chief Administrative Officer

(1)	Mr. Arsellini resigned from the Board in May 2003.

(2)	Mr. Dematté died in February 2004.

(3)	Mr. Dessolis and Mr. Massimo De Rigo were elected as members of the Board of Directors at the annual general meeting of shareholders in May 2004 and named Vice-Chairmen by the Board of Directors on the same day.

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

     Professor Claudio Dematté was an Outside Director of the Company from September 1995 until his untimely death in February 2004. He was a Full Professor of Economics of Financial Intermediaries at L. Bocconi University in Milan and from 1997 to 2002 chairman of SDA Bocconi Business School. He had been Chairman of the Board of Directors of FS-Ferrovie dello Stato, CARIME Bank, RAI-Radio Televisione Italiana and BTB, Banca di Trento e Bolzano, as well as serving on the boards of several other companies, including Winterthur Assicurazioni S.p.A. and Natuzzi S.p.A.

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

     Mr. Maurizio Dessolis has been Chief Financial Officer of the Company since March 1993 and was elected as a member of the Board of Directors and one of its Vice-Chairmen in May 2004. He is also a Managing Director of De Rigo Holding.

     Mr. Massimo De Rigo has been the Head of the Design Department of the Company since October 2000 and was elected as a member of the Board of Directors and one of its Vice-Chairmen in May 2004.

     Mr. Adriano De Sandre has been the Head of Manufacturing Operations of the Company since May 1999. From 1987 to 1999, he was Manufacturing Planning Manager and Operating Director of SAFILO, one of Italy’s leading optical companies.

     Mr. Jordi Fontcuberta has been the Managing Director of General Optica since 2000, having previously served as the Chief Administrative Officer of General Optica. Trained as an auditor with Andersen, before joining General Optica in 1997, Mr. Fontcuberta served as Financial Manager for Bacardi-Martini Spain and Chief Financial Officer of D’Arcy Masius Benton Bowles’ Spanish operations.

     Mr. Russel Hardy has been the Managing Director of Dollond & Aitchison since 1996. Before joining D&A, he was the Trading Director — Fresh Foods of Safeway Stores plc, a British consumer goods retail chain.

     Mr. Bruno Palmegiani has been Art & Creative Director of the Company since 1994. From 1980 to 1994, he was a Senior Designer at the Company.

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

     The following table sets forth the names of the three members of the current Board of Statutory Auditors and its alternate members and their respective positions. The current Board of Statutory Auditors was elected for a three-year term at the annual meeting of shareholders on May 24, 2004 to serve until the date of the annual meeting of shareholders that will approve the accounts for the fiscal year ending December 31, 2006.

Name	Title
Dr. Mario Bampo	Chairman
Dr. Fanio Fanti	Statutory Auditor
Dr. Dino Sesani	Statutory Auditor
Rag. Galeazzo Osvaldo D’Ambrosi	Alternate Statutory Auditor
Rag. Sergio Bonacin	Alternate Statutory Auditor

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     Aggregate compensation paid by the Company and its subsidiaries to the directors and senior management named above as a group was approximately €2.1 million in 2003, excluding the accrual for termination indemnities required by Italian law. In addition, such senior managers have been granted options in respect of a total of 591.000 Ordinary Shares pursuant to the stock option plan described in Item 10. Additional Information “Options to Purchase Securities from Registrant or Subsidiaries”. The directors of the Company are not eligible to receive options under such plan.

     As of June 25, 2004, the directors and senior managers listed in Item 6 as a group (other than Messrs. Ennio De Rigo, Walter De Rigo and Michele Aracri) owned significantly less than 1% of the outstanding Ordinary Shares of De Rigo S.p.A. See Item 7. “Major Shareholders” for information on the shareholdings of Messrs. De Rigo, De Rigo and Aracri.

EMPLOYEES AND LABOR RELATIONS

     As of December 31, 2003, the Group had approximately 4,800 employees worldwide, of which approximately 3,300 were sales employees (including about 2,150 at D&A and 990 at General Optica), approximately 800 were manufacturing employees and 600 were employed at central offices. The Group had approximately 4,700 employees at December 31, 2002. The majority of the Group’s sales employees are located in the United Kingdom and Spain, while the majority of its manufacturing employees are located in Italy. Substantially all of the Company’s Italian employees and certain of its manufacturing employees in the United Kingdom are covered by collective bargaining agreements. None of the Group’s facilities in Italy is operated on a “closed shop” basis. The Group believes that it has excellent relations with its employees and has not experienced any significant work stoppages.

     Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the representative national union. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The most recent national collective bargaining agreement covering all of the Group’s manufacturing employees in Italy was entered into as of July 1, 2000, and expired on December 31, 2003. In addition to the national collective bargaining agreement, the Group usually enters into separate local contracts with the labor unions representing its employees.

     Italian law provides that, upon termination of employment, employees are entitled to receive certain indemnity payments based on their length of employment. As of December 31, 2003, the Group had accrued €6.3 million in respect of such termination indemnity liabilities, such reserves being equal to the amounts required by Italian law.

     D&A operates a defined benefit “Final Pensionable Salary Scheme” for certain of its eligible employees. The benefits are based on years of service and the employee’s compensation during a period up to the last seven years of employment. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The prepaid benefit costs will be realized through lower future contributions as differences occur between the funding and expensing of the pension plan, or as a result of a combination of these events. Contributions made by D&A to the defined contribution plan are based on a percentage of employee compensation. Pension expense recognized for the contribution plan amounted to €5.7 million in 2003. This plan was under-funded by €38.5 million at December 31, 2003. See Note 12 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

     General Optica has defined benefit plans covering certain of its executives that are not currently funded. The benefits covered differ depending on the beneficiary. The present value of these benefit obligations was €2.5 million at December 31, 2003. The net decrease in the benefit obligation of €0.1 million during 2003 represents the net periodic benefit cost recognized of €0.2 million for the twelve months ended December 31, 2003 less the benefits paid during that period, which amounted to €0.3 million. See Note 12 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table summarizes the holdings of those shareholders who hold 2% or more of the Ordinary Shares of the Company as of the dates indicated.

			As of June 1,
	2004		2003		2002
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Ennio De Rigo and Walter De Rigo(1)	32,922,000	74.0%	32,922,000	73.6%	32,801,600	73.4%
Schroeder Investment Mgmt. Ltd(2)	3,211,111	7.2%	n.a.		n.a.
Prada	2,225,000	5.0%	2,225,000	5.0%	2,225,000	5.0%
Michele Aracri	870,000	2.0%	870,000	1.9%	870,000	1.9%

(1)	Includes shares held directly and those held through De Rigo Holding and another company controlled by Messrs. Ennio De Rigo and Walter De Rigo. At June 1, 2004, June, 1, 2003 and June 1, 2002, De Rigo Holding held 31,869,500, 31,869,500, and 31,869,500 Ordinary Shares, respectively, and the other company held 135,000, 135,000 and 78,500 Ordinary Shares, respectively; with the remainder at each date held by the De Rigo brothers directly. None of these Ordinary Shares possess any special voting rights.

(2)	Holding as of December 31, 2003, as reported in the Schedule 13G filed with the SEC on February 13, 2004. No more current information on this shareholding is available to the Company.

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

RELATED PARTY TRANSACTIONS

     Certain of the Company’s facilities in Longarone and Limana were constructed in the years 1992 through 2001 by Impresa Edile F.lli De Rigo S.r.l., a construction company which is wholly owned by the De Rigo Brothers. The related construction costs through December 31, 2003, which have been capitalized as buildings, amounted to €2.4 million. For additional details on transactions by the Group with affiliated companies, including those between EID and the Prada Group prior to the Group’s sale of its interest in the EID joint venture to Prada, see Note 18 of Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     Please refer to “Item 18. Financial Statements”.

OTHER FINANCIAL INFORMATION

Export Sales

     Export sales from Italy, which totalled approximately €95.7 million in 2003, as compared with €92.1 million in 2002, represented 19.0% of the Group’s net sales (17.9% in 2002).

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

     At the annual general meeting held on May 5, 2004, the Company’s shareholders approved the recommendation of the Board of Directors that no dividend be paid in respect of the fiscal year ended December 31, 2003. The Company did also not pay dividends in respect of the fiscal years ended December 31, 1999 and 2003

     For the fiscal years ended December 31, 1999, 2001 and 2002, the Company paid dividends of €0.09, €0.12 and €0.13 per Ordinary Share to holders of record as of June 4, 1999, of June 4, 2001 and June 6, 2002, respectively.

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

	Price Range of ADSs
	High		Low
1999:
First Quarter	$8	3/8	$4	15/16
Second Quarter	$7	3/8	$5	5/8
Third Quarter	$6	1/4	$4	15/16
Fourth Quarter	$6	1/16	$4	15/16
2000:
First Quarter	$6	5/8	$5	1/8
Second Quarter	$6	5/8	$5	—
Third Quarter	$9	—	$6	3/8
Fourth Quarter	$8	3/4	$6	7/8
2001:
First Quarter	$9	—	$7	5/32
Second Quarter	$8	13/16	$7	49/64
Third Quarter	$8	21/32	$5	3/32
Fourth Quarter	$6	19/32	$5	35/64
2002:
First Quarter		$7.77		$4.55
Second Quarter		$7.95		$5.60
Third Quarter		$5.71		$3.45
Fourth Quarter		$4.95		$3.00
2003:
First Quarter		$4.20		$3.20
Second Quarter		$3.93		$3.15
Third Quarter		$4.35		$3.48
Fourth Quarter		$5.50		$4.10
Month Ended
January 31, 2004.		$5.39		$4.95
February 28, 2004		$5.15		$4.65
March 30, 2004		$5.99		$5.05
April 30, 2004		$6.15		$5.34
May 31, 2004		$6.38		$5.95

     As of June 25, 2004, 44,714,255 Ordinary Shares were outstanding. As of the same date, there were outstanding 9,514,195 ADSs (equivalent to the same number of Ordinary Shares) representing 21.3% of the total number of outstanding Ordinary Shares. A total of 223,200 ADSs were owned by the Company as of such date, having been repurchased as part of De Rigo’s authorized buy-back program. See “By-laws—Purchase of Shares by the Company” below.

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

     At an extraordinary shareholders’ meeting held on November 17, 2000, the shareholders approved a new stock option plan (the “2000 Option Plan”) to replace the 1999 Option Plan. Holders of options under the 1999 Option Plan all agreed to convert their grants under the 1999 Option Plan into grants under the new plan. Between January 1, 2000 and November 17, 2000, 225,000 options granted under the 1999 Option Plan lapsed due to employee resignations, leaving options in respect of 1,850,000 ordinary shares outstanding as of November 17, 2000. Under the terms of the 2000 Option Plan, a total of 851,000 options (in respect of an equivalent number of Ordinary Shares) were granted (the 1,850,000 options outstanding under the old plan were converted into options under the 2000 Option Plan at a ratio of 0.46 new options for each option held) at an exercise price of U.S$ 1.00 per share, which was less than the fair value of the stock at the grant date, and the term of the existing grants was extended by one year. On November 17, 2000, the Company’s shareholders approved a capital increase of €338,000 to allow for the issuance of up to 1,300,000 Ordinary Shares upon the exercise of options granted under the 2000 Stock Option Plan. On the same date, an additional 348,400 options were granted to approximately nine executives at an exercise price of U.S.$ 1.00 per share. The number of options that may be exercised by a holder in any given period varies according to the performance of the Company’s ADSs during the relevant period. In accordance with the 2000 Option Plan, the Company has registered all Ordinary Shares as to which such options may be exercised with the U.S. Securities and Exchange Commission, so as to facilitate resales of such Ordinary Shares in the form of ADSs.

     At December 31, 2003, a total of 800,621 options were outstanding, a total of 214,255 options having been exercised and 184,524 options having been forfeited.

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

     In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian Civil Code, which came into force on January 1, 2004. On May 24, 2004, our shareholders approved a number of amendments to our By-laws dictated or made possible by the 2003 corporate law reform. The following summary takes into account the 2003 corporate law reform and the consequent amendments to our By-laws.

General

     As of June 25, 2004, the issued and outstanding share capital of the Company consists of 44,714,255 Ordinary Shares, par value euro 0.26 per share. The redenomination of the Ordinary Shares from lire into euro was approved by the Company’s shareholders on May 24, 2001. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

     The Company is registered with the Companies’ Registry of Belluno at n. 2671, with its registered office at Longarone (BL), Italy.

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

Authorization of Shares

     Additional shares may be authorized in connection with capital increases approved by the Company’s shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by the Company’s board of directors. On November 17, 2000, the Company’s shareholders approved a capital increase of €338,000 to allow for the issuance of up to 1,300,000 Ordinary Shares upon the exercise of options granted under the 2000 Stock Option Plan. As of June 25, 2004, 214,255 of such new shares had been issued and fully paid.

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

Dividend Rights

     The payment by us of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5.0% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the par value of our issued share capital. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The Company may pay dividends out of available retained earnings from prior years, provided that after such payment, the Company will have a legal reserve at least equal to the legally required minimum. No interim dividends may be approved or paid.

     Dividends will be paid in the manner and on the date specified in the shareholders’ resolution approving their payment (usually within 30 days of the annual general meeting). Dividends which are not collected within five years of the date on which they become payable are forfeited to the benefit of the Company. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through The Bank of New York, as ADR depositary, in accordance with the deposit agreement relating to the ADRs.

Voting Rights

     Shareholders are entitled to one vote per Ordinary Share.

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

Board of Directors

     Pursuant to the Company’s By-laws, the Company’s board of directors must consist of three to seven individuals. The board of directors is elected at a shareholders’ meeting for three fiscal years. In accordance with the By-laws, the directors, who may but are not required to be shareholders of the Company, may be re-appointed for no more than three terms. The board of directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “—Meetings of Shareholders”.

     The board of directors must appoint a chairman (presidente) and may appoint a vice-chairman. The chairman of the board of directors and the vice-chairman and the managing directors, if any, are severally the legal representatives of the Company. The board of directors may delegate certain powers to one or more managing directors (amministratori delegati), determine the nature and scope of the delegated powers of each director and revoke such delegation at any time. Our executive directors must ensure, under the supervision of the board of directors, that our organizational and accounting structure is appropriate to our business and must report to the board of directors and to the board of statutory auditors at least every six months on the Company’s business and the main transactions carried out by us or by our subsidiaries.

     In accordance with Italian law and the By-laws, the board of directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the fulfillment of the formalities required when the Company’s capital would have to be reduced as a result of accumulated losses that affect the Company’s stated capital by more than one third. See also "—Meetings of Shareholders”.

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

     Meetings may be held in person, or by audio-conference or tele-conference, in any member state of the European Union or in the United States. The quorum for meetings of the board of directors is a majority of the directors in office. Resolutions are adopted by the vote of a majority of the directors present at the meeting. In case of votes being equal, the vote of the chairman will prevail.

     Directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the Company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the Company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the Company. A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction. The interested director may be held liable for damages to us resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to the Company if they illicitly profit from insider information or corporate opportunities.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the Company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next ordinary shareholders’ meeting. If at any time more than half of the members of the board of directors resign or otherwise cease to be directors, the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint the new directors.

     The remuneration of directors is determined by shareholders at ordinary shareholders’ meetings. The board of directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

     With effect from January 1, 2004, an Italian stock corporation may adopt one of two different models of corporate governance structure, as an alternative to the current model based on a board of directors and a board of statutory auditors. Stock corporations may opt for (i) a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors, or (ii) a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves the company’s annual financial statements. The adoption of one of the new corporate governance models requires an extraordinary shareholders meeting resolution. The amended By-laws approved by our shareholders on May 24, 2004, do not provide for a change in our governance structure.

Statutory Auditors

     In addition to electing the board of directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale) from individuals qualified to act in such capacity under Italian law. At ordinary shareholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he is in good standing and meets certain professional standards.

     The Company’s By-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). If the shares of the Company are ever listed on a regulated market of a Member State of the European Union (no such listing currently exists), statutory auditors are to be elected through a list voting mechanism.

     The Company’s board of statutory auditors is required, among other things, to verify that the Company (i) complies with applicable laws and its By-laws, (ii) respects principles of good governance, and (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems.

     The Company’s board of statutory auditors is required to meet at least once each ninety days. In addition, the statutory auditors of the Company must be present at meetings of the Company’s board of directors and shareholders’ meetings. The statutory auditors may decide to call a meeting of the shareholders, the board of directors, ask information on the management of the Company to the directors, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 5% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of directors’ duties.

     As mentioned in the preceding section, starting from January 1, 2004, Italian stock corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models, neither of which includes a board of statutory auditors. The amended By-laws approved by our shareholders on May 24, 2004, do not provide for a change in our governance structure.

External Auditor

     The 2003 reform requires companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

     The external auditor or the firm of external auditors are appointed for a three-year term by the ordinary shareholders’ meeting, having consulted the board of statutory auditors, and may be removed only for cause and with the approval of a competent court.

     On May 24, 2004, our shareholders appointed Reconta Ernst & Young, with legal offices at Padua, Italy, as our external auditors for three-year term expiring at the time of the annual shareholders meeting to approve the consolidated financial statements for 2006.

Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholder’s meetings. Votes may be cast personally or by proxy. Shareholders’ meeting may be called by the Company’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to resolve upon matters which as a matter of law shall be resolved upon the matters which as a matter of law shall be resolved upon on the basis of a proposal, plan or report by our board of directors. If the shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, the competent court may call the meeting.

     The Company may hold general meetings of shareholders at its registered office in Longarone (BL), or elsewhere within Italy following publication of notice of the meeting in the “Gazzetta Ufficiale della Repubblica Italiana” at least 15 days before the date fixed for the meeting. The Depositary will mail to all record holders of ADSs a notice containing a summary of all information contained in any notice of a shareholders’ meeting received by the Depositary.

     Shareholders’ meetings must be convened at least once a year. Our annual stand-alone financial statements are prepared by our board of directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as long as we are bound by law to draw up consolidated financial statements or if particular circumstances concerning our structure or our purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to them by law.

     Extraordinary shareholders’ meetings may be called to pass upon split-ups, dissolutions, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by our board of directors. In particular, our board of directors may transfer our registered office within Italy or resolve upon other amendments to our By-laws when these amendments are required by law, resolve upon mergers by absorption into us of our subsidiaries in which we hold at least 90% of the issued share capital and reductions of our share capital in case of withdrawal of a shareholder. Our board of directors may also resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the board of directors by vote of the extraordinary shareholders’ meeting.

     The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”. The extraordinary meeting may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.

     The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of debentures and mergers and de-mergers may only be effected at an Extraordinary General Meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or form of the company, the transfer of its registered office outside Italy, its liquidation prior to the date set forth in its By-laws and the issuance of preferred shares) must be carried by the holders of more than one-third of the Ordinary Shares, provided that there is no dissenting vote by holders of more than one-third of the shares present and represented at such meeting).

     To attend any meeting, shareholders must, at least five days prior to the date fixed for the meeting, lodge their share certificates at the offices of the Company or with such banks as may be specified in the notice of meeting, in exchange for an admission ticket for the meetings. Owners of ADRs may make special arrangements with the Depositary for the beneficial owners of such ADRs to attend shareholders’ meetings, but not to vote at or formally address such meetings. The procedures for making such arrangements will be specified in the notice of such meeting to be mailed by the Depositary to the owners of ADRs.

     Shareholders may appoint proxies by delivering in writing an appropriate instrument of appointment to the Company. Directors, auditors and employees of the Company or of any of its subsidiaries may not be proxies and any one proxy cannot represent more than 20 shareholders. A separate proxy must be provided for each meeting. Share certificates may be retrieved following the meeting.

Preemptive Rights

     Pursuant to Italian law, holders of Ordinary Shares are entitled to subscribe for issuance of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such issues are for non cash considerations or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights.

Preference Shares; Other Securities

     Italian companies are permitted in accordance with Italian law to issue preference shares with limited voting rights, to issue other classes of equity securities with different economic and voting rights, to issue so-called participation certificates with limited voting rights, as well as so-called tracking stock, if their by-laws permit such issuances. The Company’s By-laws currently do not provide for any of such issuances and would need to be amended at an extraordinary shareholders’ meeting to allow us to issue the abovementioned shares and/or securities.

     The power to issue debt securities not convertible into our shares in vested in our board of directors.

Segregation of Assets and Proceeds

     Pursuant to the 2003 corporate law reform, effective January 1, 2004, the board of directors of an Italian company may resolve to segregate assets of the company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

     We have no present intention to enter into any such transaction and none is currently in effect.

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

Purchase of Shares by the Company

     We are permitted to purchase shares, subject to certain conditions and limitations provided for by Italian law. Shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved stand-alone financial statements. Further, we may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by us or any of our subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of shares then issued and the aggregate purchase price of such shares may not exceed the earnings reserve specifically approved by shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of our shares by our subsidiaries.

     A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

     There is currently an authorization from the shareholders for the Company to purchase up to 10% of the outstanding shares in the form of Ordinary Shares or ADSs, which is valid until May 2005. As of June 25, 2004, the Company had repurchased a total of 223,200 ADSs pursuant to this authorization.

Notification of the Acquisition of Shares

     In accordance with Italian antitrust laws, the Italian Antitrust Authority is required to prohibit the acquisition of control in a company which would thereby create or strengthen a dominant position in the domestic market or a significant part thereof and which would result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain other monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders’ Rights; Withdrawal Rights

     Shareholders’ resolutions which are not adopted in conformity with applicable law or our By-laws may be challenged (with certain limitations and exceptions) within ninety days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 5% of Company’s share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Company’s meetings may only claim damages deriving from the resolution.

     Dissenting or absent shareholders may require the Company to buy back their shares as a result of shareholders’ resolutions approving, among others things, material modifications of the Company’s purpose or of the voting rights of our shares, the transformation of the Company from a stock corporation into a different legal entity, the transfer of our registered seat outside Italy. According to the reform, the buy-back would occur at a price established by directors, upon consultation with the board of statutory auditors and the Company’s external auditor, having regard to the net assets value of the company, its prospective earnings and the market value of its shares, if any. The 2003 reform would permit the Company’s By-laws to set forth different criteria for the consideration to be paid to dissenting shareholders in such buy-backs.

     Each shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 5% of the share capital of the Company, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting. Shareholders representing more than 10% of our share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries. In addition, shareholders representing at least 20% of our share capital may commence derivative suits before the competent court against our directors, statutory auditors and general managers. We may waive or settle the suit unless shareholders holding at least 20%

of the shares vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.

Liability for Mismanagement of Subsidiaries

     Pursuant to the 2003 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.

SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF
SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL
(THE “NYSE MANUAL”)

     Overview

     Corporate governance rules for Italian stock corporations (società per azioni) like us whose shares are not listed on a regulated market in the European Union are set forth in the Italian Civil Code (the “Civil Code”). As described in more detail below, the Italian corporate governance rules set forth in the Civil Code differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Manual.

     As a general rule, our main corporate bodies are governed by the Civil Code and are assigned specific powers and duties that are legally binding and cannot be derogated from.

     We follow the traditional Italian corporate governance system, which provides for two main corporate bodies — the board of directors and the board of statutory auditors. This system contrasts with the unitary system envisaged for U.S: domestic companies by the NYSE listing standards, which contemplates the board of directors serving as the sole governing body. See “By-laws — Board of Directors” and “By-laws — Statutory Auditors” above for a description of the powers and duties of our board of directors and our board of statutory auditors, respectively. The members of our board of directors and board of statutory auditors, as well as our external auditors, are directly and separately appointed by resolutions approved by our shareholders at a general shareholders’ meeting.

     We have set out in the following summary the significant differences between Italian corporate governance rules and practices, as we have implemented them, and those applicable to U.S. issuers under NYSE listing standards.

     Independent Directors

     NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent”, the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationship (among others)”. More specifically, a director is not independent if such director or his/her immediate family members, has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.

     Our practice. The presence of a prescribed number of independent directors on our board is neither mandated by Italian law nor required by our By-laws. However, Italian law sets forth certain independence requirements applicable to our statutory auditors. Statutory auditors’ independence is assessed on the basis of a few general principles, rather than detailed rules. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates, or (ii) has an employment or a regular consulting or similar relationship with our company or any of our affiliates, or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our board of statutory auditors. Although there is no formal cooling-off requirement, statutory auditors who are registered chartered accountants and have had a regular or material consulting relationship with us or our affiliates within two years prior to the appointment, or have been employed by, or directors of, us or our affiliates, within three years prior to the appointment, may be suspended or cancelled from the register of chartered public accountants.

     Executive Sessions

     NYSE domestic company standards. Non-executive directors (i.e., not members of senior management) of U.S. companies listed on the NYSE must meet regularly in executive sessions, and independent directors should meet alone in an executive session at least once a year.

     Our practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of our board of statutory auditors are required to meet at least every 90 days.

     Audit Committee and Internal Audit Function

     NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.

     Our practice. Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law), (the “Statutory Auditor Requirements”) are exempt from the audit committee requirements established by the rule. As a foreign private issuer, we must comply with these requirements or qualify for a valid exemption by July 31, 2005. Our board of directors has determined that our board of statutory auditors meets the Statutory Auditor Requirements and therefore will qualify for the exemption noted above. We do not have a dedicated internal audit function at the current time, nor have we out-sourced any such activities.

     Compensation Committee

     NYSE domestic company standards. Under NYSE standards, the compensation of the CEO of U.S. domestic companies must be approved by a compensation committee (or equivalent) comprised solely of independent directors. The compensation committee must also make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

     Our practice. We have not established a compensation committee. Compensation of our directors vested with particular offices (including our CEO) is either determined by our board of directors, in consultation with our board of statutory auditors, or, according to our By-laws, by a resolution approved by our shareholders at a general shareholders’ meeting. Compensation of our executive officers is determined by our CEO. We do not produce a compensation report. However, we disclose aggregate compensation of all of our directors (including our CEO) in our annual financial statements prepared in accordance with Italian GAAP and in item 6 of our annual reports on Form 20-F.

     Nominating Committee

     NYSE domestic company standards. Under NYSE standards, a domestic company must have a nominating committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors.

     Our practice. We have not established a nominating committee. Directors may be nominated by any of our shareholders or our board of directors.

     Corporate Governance/Code of Ethics

     NYSE domestic company standards. Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and use of company assets; legal compliance; and reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualifications, responsibilities and compensation; access to management and independent advisers; management succession; director orientation and continuing education; and annual performance evaluation of the board.

     Our practice.We are in the process of adopting certain corporate governance guidelines (including with respect to our internal control system, significant transactions, transactions with related parties, and internal dealing), a compliance program to prevent certain criminal offenses and a code of conduct for our directors, employees and others acting on our behalf. As noted in Item 16B of this annual report, we have also adopted a code of ethics for our senior executive and financial officers meeting the requirements of Section 406 of the Sarbanes-Oxley Act.

     We believe that our codes of conduct and ethics will address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. Our corporate governance guidelines, on the other hand, do not address all of the issues contemplated by the NYSE standards.

     Certifications as to Violations of NYSE Standards

     NYSE domestic company standards. Under NYSE listing standards, the CEO of a U.S. company must certify annually that he or she is unaware of any violation by the company of the NYSE corporate governance standards. This certification must be included in the company’s annual report to shareholders (or, if no annual report is prepared, its Form 10-K). The CEO must also notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards.

     Our practice. The NYSE does not apply the first of the two domestic certification standards to foreign private issuers. Accordingly, our CEO must only notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with NYSE corporate governance standards.

     Shareholder Approval of Adoption and Modification of Equity Compensation Plans

     NYSE domestic company standards. Shareholders of a U.S. company listed on the NYSE must approve the adoption of and any material revision to the company’s equity compensation plans, with certain exceptions.

     Our practice. Although our shareholders must authorize (i) the issuance of additional shares in connection with capital increases, and (ii) the buy-back of our own shares, the adoption of equity compensation plans does not per se require prior shareholders’ approval.

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

     Taxation of Capital Gains

     Italian Tax Considerations. As of January 1, 2004, capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment or fixed base through which such shareholders carry on or perform business services in Italy are no longer subject to Italian capital gain tax (“CGT”) but to personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward for up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of a listed company’s total share capital or more than 2% of its share capital voting at an ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 45%, plus a surcharge of up to 1.4%, depending on the municipality in which the shareholder resides). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.

     Generally, CGT, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in De Rigo which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as De Rigo, even when such shareholdings are held in Italy.

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

     However, should a gift of Ordinary Shares or ADSs for a value exceeding €180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to €516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

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

DOCUMENTS ON DISPLAY

     Copies of De Rigo S.p.A.’s Statuto may be examined at its registered office at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy.

     De Rigo S.p.A. also files reports, including annual reports on Form 20-F, periodic reports on Form 6-K and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials we file with the SEC at the regional offices of the SEC located at 233 Broadway, New York, New York, 10279, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

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

     The Group regularly assesses its exposure and generally seeks to manage these market risks, principally through the use of forward exchange contracts and foreign currency options to hedge certain firm sales/purchases commitments, anticipated but not yet committed sales/purchases and investments in debt securities denominated in currencies other than the euro. The Group has adopted a series of guidelines regarding the management of exchange rate and interest rate exposure. De Rigo’s policy allows derivative instruments to be used only for managing exchange and interest rates risks connected to monetary flows and assets and liabilities, and not for speculative purposes.

     The Group’s consolidated statements of income recognized net foreign exchange losses of €0.5 million for 2002 and net foreign exchange gains of €0.5 million for 2003. For additional information on the Group’s financial instruments, see Note 19 to Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

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

     Exchange Rate Risk

     At December 31, 2003, the potential loss in fair value of the financial instruments with exposure to exchange rate risk with regard to non-euro currencies, principally those relating to the Pound Sterling and U.S. dollar, primarily financial assets and liabilities denominated in such currencies and derivative instruments such as foreign forward exchange contracts and currency options, resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately €1.2 million. This sensitivity analysis assumes an unfavorable and instantaneous 10% fluctuation in the relevant exchange rates and is generally based on rates at the end of the year for the relevant currencies against the euro, the Group’s reporting currency.

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

     Interest Rate Risk

     Although the Group uses derivative instruments to manage its interest rate risk exposure, it does not attempt to hedge its interest rate risks completely. As a result, the Group’s results could be affected with regard to changes in interest rates relates to the changes in the values of its floating rate assets and liabilities. The potential loss in fair value of such assets and liabilities held at December 31, 2003, resulting from a hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to such financial assets and liabilities would be approximately €0.1 million.

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

     Changes in Market Risk Exposure Compared to 2002

     The Group’s policy on financial risk management has not changed from the preceding year. However, the characteristics and the mix of the Group’s financial instruments with exposure to interest rate and foreign exchange rate risk at December 31, 2003 have changed substantially from the preceding year. See Note 19 to Notes to the Consolidated Financial Statements included in Item 18 of this annual report.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     As of December 31, 2003, the Company carried out an evaluation under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     The Company has determined that, because of the existence and nature of its board of statutory auditors, it will qualify for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3 audit committee requirements, which become applicable to foreign private issuers on July 31, 2005. See “Significant Differences In Corporate Governance Practices For Purposes of Section 303a.11 of the New York Stock Exchange Listed Company Manual—Audit Committee and Internal Audit Function” in Item 10. The board of statutory auditors has determined that each of the members qualifies as an “audit committee financial expert” within the meaning of this Item 16A..

Item 16B. Code of Ethics

     The Company has adopted code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that is applicable to the Company’s chief executive officer, chief financial officer, chief accounting officer and controller, as well as to persons performing similar functions to any of the foregoing in each relevant group’s subsidiary. Copies of this code of ethics are available upon request by writing to us at the address on the cover page of this annual report; we also expect to post the code of ethics on our website at www.derigo.com. Material appearing on this website is not incorporated by reference into this annual report. If the Company amends the provisions of this code of ethics, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

Item 16C. Principal Accountant Fees and Services

     Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, Reconta Ernst & Young, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,
	2003	2002
	(in thousands of euro)
Audit fees	€473	€481
Audit-related fees.	0	0
Tax fees	225	663
All other fees	4	0

Total fees	€702	€1,144

     Audit fees in the above table are the aggregate fees billed by Reconta Ernst & Young or other Ernst & Young audit entities in connection with the audit of the Company’s annual financial statements and include the annual financial statement audit (including required semi-annual reviews), subsidiary audits, equity investment audits and other procedures required to be performed by the independent auditor to be able to form an opinion on the Company’s consolidated financial statements. These other procedures include information systems and procedural reviews and testing performed in order to understand and place reliance on the systems of internal control, and consultations relating to the audit.

     Audit-related fees in the above table are the aggregate fees billed by Reconta Ernst & Young or other Ernst & Young audit entities for accounting due diligence services pertaining to potential business acquisitions or dispositions, as well as internal control reviews and assistance with internal control reporting requirements.

     Tax fees in the above table are fees billed by Studio Legale Tributario associato Ernst & Young, (an affiliate of Reconta Ernst & Young) for tax compliance services and advice on specific changes in tax regulations.

     All other fees in the above table are fees billed by Ernst & Young primarily related to tax audits.

     Audit Committee Pre-Approval Policies and Procedures

     All audit and non-audit services provided by our independent auditors must be pre-approved by our board of statutory auditors, which serves as the Company’s “audit committee” for purposes of applicable rules and regulations under the U.S. securities laws and the NYSE listing standards. De Rigo’s pre-approval policies provide that such services can either be pre-approved on the basis of an annual approval of particular types of services within identified categories (“general pre-approval”); or require the specific pre-approval of the board of statutory auditors (“specific pre-approval”). Any such general pre-approval is based on a detailed description of the particular types of services to be provided and incorporates limits on the related fees that can be incurred without triggering a need for a specific pre-approval; the board of statutory auditors is also informed about each service performed pursuant to a general pre-approval.

     Unless a service has received general pre-approval, it requires specific pre-approval by the board of statutory auditors if it is to be provided by the independent auditor. Any proposed services of a particular type having received general pre-approval, but exceeding the cost levels or budgeted amounts set forth in such general pre-approval also require specific pre-approval by the board of statutory auditors.

     For both types of pre-approval, the board of statutory auditors considers whether such services are consistent with the Securities and Exchange Commission’s rules on auditor independence. The board of statutory auditors also considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company’s business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance the Company’s ability to manage or control risk or improve audit quality. All such factors are considered as a whole, and no one factor should necessarily be determinative.

     The board of statutory auditors is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services and may determine, for each fiscal year, the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services classified as all other services.

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

Index to Exhibits filed with this Report

1.1	Bylaws of De Rigo S.p.A.

1.2	The total amount of long-term debt securities of De Rigo S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. De Rigo S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
De Rigo S.p.A.

We have audited the accompanying consolidated balance sheets of De Rigo S.p.A. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of De Rigo S.p.A. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Italy, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 19 of the Notes to Consolidated Financial Statements).

Padua, Italy
April 9, 2004

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Euro (€), unless otherwise noted)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	21,028	19,634
Investment in debt securities	1,907	—
Accounts receivable, trade, net of allowances for doubtful accounts of € 6,976 in 2002 and € 7,383 in 2003	80,414	61,938
Inventories (Note 4)	59,338	49,366
Deferred income taxes (Note 11)	12,332	13,018
Prepaid expenses and other current assets (Note 5)	20,464	12,393

Total current assets	195,483	156,349
Property, plant and equipment (Note 9):
Land	17,877	16,848
Buildings	56,513	54,587
Machinery and equipment	24,739	25,491
Office furniture and equipment	84,442	82,800
Construction in progress	280	—

	183,851	179,726
Less: Accumulated depreciation	(62,946)	(70,643)

Property, plant and equipment, net	120,905	109,083
Goodwill and intangible assets (Note 6)	114,707	103,891
Other non current assets (Note 7)	8,806	7,564

TOTAL ASSETS	439,901	376,887

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Euro (€), unless otherwise noted)

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (Note 8)	85,180	22,569
Current portion of long-term debt (Note 9)	218	166
Accounts payable, trade	76,323	66,141
Commissions payable	1,553	895
Income taxes payable	3,334	5,452
Deferred income taxes (Note 11)	1,005	1,392
Accrued expenses and other current liabilities (Note 10)	31,973	27,223

Total current liabilities	199,586	123,838
Termination indemnities and other employee benefits (Note12)	8,926	9,755
Deferred income taxes (Note 11)	10,068	8,670
Long-term debt, less current portion (Note 9)	696	497
Other non-current liabilities (Note 14)	8,508	7,243
Shareholders’ equity (Note 15):
Capital stock, € 0.26 par value, 45,800,000 and 45,800,000 shares authorized; 44,714,255 and 44,714,255 issued; 44,714,255 and 44,491,055 outstanding at December 31, 2002 and 2003	11,626	11,626
Additional paid-in capital	54,490	54,490
Retained earnings	142,935	161,413
Foreign currency translation adjustments	(1,971)	(5,682)
Revaluation reserve	5,037	5,037

Total shareholders’ equity	212,117	226,884

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	439,901	376,887

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Euro (€), unless otherwise noted)

	For the years ended December 31,
	2001	2002	2003
NET SALES (Note 17)	505,250	512,459	504,801
COST OF SALES	184,293	203,208	202,040

GROSS PROFIT	320,957	309,251	302,761
COSTS AND EXPENSES
Commissions	16,724	16,381	13,432
Advertising and promotion expenses	35,479	34,854	32,644
Other selling expenses	199,956	203,011	195,532
General and administrative expenses	37,738	38,278	36,299

	289,897	292,524	277,907

INCOME FROM OPERATIONS	31,060	16,727	24,854
OTHER (INCOME) EXPENSES
Interest expense	4,182	4,025	2,217
Interest income	(982)	(633)	(718)
Other (income) expenses, net	660	3,566	(14,483)

	3,860	6,958	(12,984)

INCOME BEFORE INCOME TAXES	27,200	9,769	37,838
INCOME TAXES (Note 11)	6,551	46	14,935

INCOME BEFORE MINORITY INTERESTS	20,649	9,723	22,903
MINORITY INTERESTS (Note 18)	(568)	(922)	4,425

NET INCOME	21,217	10,645	18,478

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Euro (€), unless otherwise noted)

	2001	2002	2003
Cash flows from operating activities
Net income	21,217	10,645	18,478
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	18,829	18,339	17,735
Amortization	9,009	9,213	9,216
Provision for doubtful accounts	851	2,821	2,545
Provision for inventory obsolescence	4,223	4,480	5,325
Gain on sale of investments in debt securities	(86)	(111)	(86)
Deferred income taxes	(3,320)	(8,479)	(1,969)
Gain on disposal of EID	—	—	(11,751)
Other, non-cash items	(36)	622	489
Provision for termination indemnities and pension costs	5,655	8,103	8,467
Minority interest in income	(568)	(922)	4,425
Changes in operating assets and liabilities:
Accounts receivable	(14,518)	(14,945)	(2,986)
Inventories	(24,669)	6,698	(3,582)
Accounts payable	22,518	(3,451)	6,333
Income taxes payable	(4,320)	(6,666)	2,829
Value added tax	(1,113)	1,799	126
Other — net	(7,519)	(150)	201
Payments of termination of indemnities and pension contributions	(5,750)	(5,656)	(4,965)

Net cash provided by operating activities	20,403	22,340	50,830

Cash flows from investing activities
Net proceeds from sale of EID (Note 3)	—	—	12,341
Acquisition of minority interests in Dierre, De Rigo France and De Rigo Deutschland	(3,678)	(304)	—
Net proceeds from sale of Ranieri Argentina and Vogart S.r.l.	—	386	—
Dividends to holders of minority interests	—	—	(4,429)
Additions to property, plant and equipment	(24,989)	(16,075)	(11,548)
Proceeds from disposal of equipment and other assets	2,127	1,354	1,870
Additions to intangible assets	(3,343)	(2,086)	(1,009)
Purchase of own shares	—	—	(753)
Proceeds from sale of investments in debt securities	3,544	—	1,993

Net cash used in investing activities	(26,339)	(16,725)	(1,535)

Cash flows from financing activities
Net change in short-term borrowings from lines of credit	38,867	(3,241)	(50,169)
Proceeds from short-term borrowings under credit facilities	36,592	—	—
Repayments of short-term borrowings under credit facilities and obligations to sellers of acquired companies	(64,817)	—	—
Capital contribution(s) by minority interest(s)	733	—	—
(Repayments) of borrowings from related parties	(735)	—	—
Proceeds from long-term debt	—	151	—
Repayment of long-term debt and non current liability	(287)	(494)	(251)
Share capital increase	174	68	—
Payment of dividends	(5,179)	(5,805)	—

Net cash provided (used) by financing activities	5,348	(9,321)	(50,420)

Effect of exchange rate changes on cash	93	(241)	(269)

Decrease in cash and cash equivalents	(495)	(3,947)	(1,394)
Cash and cash equivalents at beginning of the year	25,470	24,975	21,028

Cash and cash equivalents at end of the year	24,975	21,028	19,634

Supplemental disclosures:
Interest paid	4,038	3,871	2,430

Income taxes paid	14,930	18,147	9,701

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2000, 2001 and 2002
(In thousands of Euro (€), unless otherwise noted)

				Foreign
		Additional		currency
	Share	paid-in	Retained	translation	Revaluation
	Capital	capital	earnings	adjustments	reserve	Total
Balance at December 31, 2000	11,491	54,305	122,135	491	952	189,374
Foreign currency translation adjustments				748		748
Share capital increase
- exercise of 151,403 stock options	40	134				174
- translation of share capital into Euro	78		(78)			—
Revaluation of trademarks, net of tax of € 958					4,085	4,085
Net income for 2001			21,217			21,217
Dividends paid			(5,179)			(5,179)

Balance at December 31, 2001	11,609	54,439	138,095	1,239	5,037	210,419
Foreign currency translation adjustments				(3,210)		(3,210)
Share capital increase
- exercise of 2,736 stock options	17	51				68
Net income for 2002			10,645			10,645
Dividends paid			(5,805)			(5,805)

Balance at December 31, 2002	11,626	54,490	142,935	(1,971)	5,037	212,117
Foreign currency translation adjustments				(3,711)		(3,711)
Net income for 2003			18,478			18,478

Balance at December 31, 2003	11,626	54,490	161,413	(5,682)	5,037	226,884

See accompanying notes

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

1. BACKGROUND AND ORGANIZATION

De Rigo S.p.A. is incorporated in Italy, and on December 31, 2002 and 2003, respectively, was 73.6% and 74.0% owned by the De Rigo brothers. On December 31, 2003, a portion of the De Rigo brothers’ interest equal to 71.9% of the Company was indirectly owned through De Rigo Holding B.V. and another related company, with the remaining 2.1% being directly owned by the De Rigo brothers. The remaining 26.0% of the Company was owned as follows:

Managing Director	2.0%
Prada	5.0%
Publicly owned	19.0%

26.0%

A total of 21% of the shares are listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (each American Depositary (Share represents one Ordinary Share) under the symbol “DER”. This is comprised of the 19% publicly owned shares with the other 2% being owned directly and indirectly by the Managing Director and the De Rigo brothers

The principal activities of the De Rigo S.p.A. and its subsidiaries (the “Company” or the “Group”) include the design, manufacture, distribution, marketing and retailing of premium-priced fashion sunglasses and prescription eyeglass frames and the sale of eyeglass lenses. Information on the Group’s operations by business segment and the expiration dates of its tax exemption grants are disclosed in Notes 17 and 11, respectively.

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
For the years ended December 31, 2001, 2002 and 2003

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

     Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, taking into consideration relevant hedging contracts, and any resulting unrealized losses are charged to income and unrealized gains are credited to income, except those unrealized gains related to the remeasurement of non current assets and liabilities. Such unrealized gains are deferred until realized.

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

     Property, plant and equipment

Property, plant and equipment is recorded at either historical cost or revalued amounts. The Company revalued certain assets in years prior to 1992 to fair value, in accordance with Italian law. The applicable revaluation laws contained provisions limiting the amount of any such revaluation to the fair value of the respective assets. The adjustments resulting from these reevaluations have been recorded as a component of shareholders’ equity.

Depreciation of property, plant and equipment is computed on the historical cost or revalued basis of the relevant asset, using the straight-line method over the estimated useful lives of the related assets, as follows:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Buildings	33-50 years
Machinery and equipment	4-10 years
Office, furniture and equipment	4-8 years
Leasehold improvements	lesser of useful life or lease term

     Goodwill

Goodwill represents the excess of the purchase price paid over the fair value assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed. Amortization is provided on a straight line basis over 5 to 20 years, the estimated future periods to be benefited. On an annual basis, management evaluates recorded goodwill for potential impairment. The Company measures impairment by comparing the fair value of a reporting unit with its carrying value, including goodwill. The fair value of a reporting unit is measured based on the present value of future cash flows and the result is compared to the fair value based on other valuation techniques (multiples of earnings before interest, taxes, depreciation and amortization, trading multiple and comparable transaction) to assess the overall reasonableness of the valuation range.

     Intangible assets

Intangible assets are recorded at either historical cost or revalued amounts and are amortized, using the straight-line method, over 5 to 10 years. In 2001 the Company revalued certain trademarks to fair value, in accordance with Italian law. The applicable revaluation laws contain provisions limiting the amount of any such revaluation to the fair value of the respective assets. The adjustments resulting from these revaluations have been recorded as a revaluation reserve that is reported as a separate component of shareholders’ equity. The taxes payable on these revaluations were charged to the revaluation reserve. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company measures impairment by comparing the carrying value of the intangible asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset’s fair value if the asset is not recoverable.

     Income taxes

Income taxes are provided for by each entity included in the consolidation in accordance with applicable local laws. Deferred income taxes are accounted for under the liability method and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and tax loss carry forwards (“NOLs”). Valuation allowances are provided against deferred tax assets for amounts that are not expected to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. However, if the Company were to determine that it would be able to realize its deferred tax assets in the future in amounts in excess of their net recorded values, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of the net recorded value of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination was made.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

     Investment tax credits and tax deductions

Investment tax credits and investment tax deductions are accounted for as a reduction in current income taxes in the year in which the credit arises or the deduction is taken.

     Revenue recognition

Revenues from the sale of products are recorded upon shipment, which is generally when title passes. It is not the Company’s policy to accept returns; however in specific cases returns are accepted. The Company records an accrual based on an estimate of anticipated returns of merchandise by customers in subsequent periods. For the Company’s retail operations revenues are recognized upon consummation of sales to customers. Revenues from services are recognized as soon as services are provided.

     Shipping and handling costs

Shipping and handling costs are included in cost of sales.

     Derivative products

The Company uses derivative products to manage its exposure to fluctuations in interest rates and in foreign currency exchange rates relating to certain receivables and payables. The derivative products used by the Company are primarily interest rate swaps, foreign currency forward contracts and foreign currency option contracts.

If a derivative is designated as a fair value hedge, changes in the fair value of the derivative and the related change in the hedged item are recognized in other income or expenses. If a derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recognized in other income or expenses when the hedged item effects operations. Changes in fair value of derivatives that do not qualify as a hedge are recognized in other income or expenses. Unrealized gains related to the remeasurement at fair value of long-term derivative contracts are deferred until realized.

     Advertising and promotion

Advertising costs are charged to earnings the first time the advertisement appears. Media (TV and print advertisement) placement costs are charged to earnings in the month the advertisement first appears. The Company has sponsorship agreements with certain movie stars and athletes that are generally cancelable only for cause. The Company’s accounting for these sponsorship contracts is based upon the specific contract provisions. Generally, sponsorship payments are expensed uniformly over the term of the agreement, provided that certain future performance obligations exist.

     Statements of cash flows

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Short-term borrowings arise primarily under the Group’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

     Reclassifications

Certain amounts in the financial statements in 2001 and 2002 have been reclassified to conform with the 2003 presentation.

3. BUSINESS ACQUISITIONS AND DISPOSALS

     2001 Acquisitions

On January 31, 2001, September 11, 2001 and June 30, 2001 the Group acquired the outstanding 45% and 2% minority interests in its subsidiaries De Rigo France and Dierre and a 10% minority interest in De Rigo Deutschland for cash consideration of € 1,223, € 2,503 and € 256, respectively. The acquisitions have been accounted for under the purchase method. Prior to the acquisitions of these outstanding minority interests the Company was fully consolidating the results of each of these entities. The excess of the purchase prices paid over the corresponding portion of the fair values assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed, amounted to € 640, € 218 and € 278, respectively, and has been allocated to goodwill, which is being amortized over 5 years on a straight-line basis.

     2002 Acquisitions and disposals

On June 25, 2002, the Group sold its 51% interest in Ranieri Argentina for cash consideration of € 367 realizing a gain of € 78. The recent economic crisis in Argentina led the Group to divest its former distribution subsidiary in that country.

On July 24, 2002, the Group acquired the outstanding 40% minority interest in its subsidiary De Rigo Deutschland for cash consideration of € 51. The acquisition has been accounted for under the purchase method. Prior to the acquisition of this outstanding minority interest, the Company held 60% of the outstanding shares and was fully consolidating De Rigo Deutschland’s results. The excess of the purchase price paid over the corresponding portion of the fair values assigned to tangible and identifiable intangible assets less the fair value assigned to liabilities assumed has been allocated to goodwill, which is being amortized over 5 years on a straight-line basis.

     2003 Disposals

On July 23, 2003, the joint venture that the Group formed with the Prada Group in 2000 was terminated under a mutual agreement between the parties and as a result the Group sold its 51% interest in EID to the Prada Group for cash consideration of € 12,341 realizing a gain of € 11,751 which is included in other (income) expenses.

4. INVENTORIES

Inventories consisted of the following:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

	December 31,
	2002	2003
Raw materials and supplies	11,586	5,068
Semi-finished goods	3,577	5,077
Finished goods	44,175	39,221

	59,338	49,366

Inventories are net of allowances for obsolete and slow moving items of € 21,927 and € 24,355 at December 31, 2002 and 2003, respectively.

5.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2002	2003
Prepaid shop rentals	4,855	4,509
Prepaid pension benefit costs (Note 12)	2,152	1,883
Value added tax receivable	3,799	1,630
Income tax receivable	5,251	251
Advances to suppliers and agents	1,076	390
Franchise prepayments	846	868
Prepaid taxes	638	600
Other	1,847	2,262

	20,464	12,393

6.     GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consisted of the following:

	December 31,
	2002	2003
Goodwill, net of accumulated amortization of € 20,241 in 2002 and € 26,508 in 2003	103,253	94,532
Trademarks, net of accumulated amortization of € 1,808 in 2002 and € 2,420 in 2003	4,918	4,368
Other intangibles, net of accumulated amortization of € 11,661 in 2002 and € 12,373 in 2003	6,536	4,991

	114,707	103,891

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

In accordance with Italian tax law n. 448 dated December 28, 2001, at the end of 2001, the Company revalued certain of its trademarks from € 436 to € 5,479. This revaluation was subject to a tax in the amount of € 958, which is payable over three years. The carrying value of the trademark assets was adjusted to the revalued amount of € 5,479; the amount of the revaluation was credited to a separate component of shareholders’ equity (revaluation reserve) net of the tax liability attributable to the revaluation reserve. No provision has been made for the tax to be paid upon distribution of the revaluation reserve because management does not intend to distribute the revaluation reserve arising from this revaluation.

7.     OTHER NON CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,
	2002	2003
Prepaid pension benefit costs (Note 12)	2,644	—
Advance payment of withholding tax on termination indemnities	123	71
Income tax receivable	3,435	4,154
Deferred income taxes	1,382	1,407
Long-term deposits	1,094	1,154
Treasury shares	—	753
Other	128	25

	8,806	7,564

8.     SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of:

	December 31,
	2002	2003
Borrowings under lines of credit payable on demand	85,180	22,569

     Borrowings under lines of credit payable on demand

At December 31, 2002 and 2003, the Group had unsecured short-term bank lines of credit aggregating approximately € 167,324 and € 137,103, respectively. At December 31, 2002 and 2003, approximately € 82,144 and € 114,534, respectively, were available for further borrowings. At December 31, 2002 and 2003, the weighted average interest rates for the short-term lines of credit were 3.99% and 3.48%, respectively. Amounts outstanding under these lines of credit are payable upon demand.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

9.     LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2002	2003
Subsidized by the Italian Government:
• Mortgage loan payable to bank, bearing interest at an effective annual rate of 1.0875% for first three years and 2.61% for remaining 10 years, payable yearly from 2003 through 2012	386	351
Subsidized by the European Investment Bank:
• Mortgage loan payable to bank, bearing variable interest at 3 month Euribor rate plus 1.00% margin payable yearly from 1998 through 2005 (3.88% and 3.11% at December 31, 2002 and 2003, respectively)	290	194
Mortgage loans payable to banks bearing interest at annual rates of 5% to 6%, due in installments to 2004	87	—
Mortgage loan payable to banks bearing interest at annual rate of 5.20%, due in installments to 2004	151	118

Total long-term debt	914	663
Less: current portion	(218)	(166)

	696	497

The interest paid by the Italian Government and European Investment Bank amounted to € 45, € 26 and € 5 in 2001, 2002 and 2003, respectively. The subsidy on the European Investment Bank loan eliminates the 75 percentage points of the margin, reducing the effective interest rate to the 3 month Euribor rate plus 0.25%.

The mortgage loans are secured by liens on property, plant and equipment that have a carrying value of approximately € 3,764 at December 31, 2003. The maturities of long-term debt over the next five years as at December 31, 2003 are as follows:

2004	166
2005	165
2006	71
2007	53
2008	39
Thereafter	169

Total	663

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

10.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2002	2003
Salaries payable and related social security contributions	12,965	12,601
Employee taxes withheld	3,493	3,545
Customer advances	2,744	2,255
Property expense accruals	1,093	853
VAT taxes payable	2,515	3,083
Warranty provision	952	1,685
Taxes on revaluation reserve	330	—
Other accrued expenses	7,881	3,201

	31,973	27,223

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

11.    INCOME TAXES

Income before income taxes and the provision for income taxes consist of the following:

	2001	2002	2003
Income before income taxes:
Italy	8,958	1,299	21,227
United Kingdom	13,167	2,072	1,968
Spain	7,079	8,864	9,087
Other	(2,004)	(2,466)	5,556

Total	27,200	9,769	37,838

Provision for income taxes:
Current:
Italy	(599)	1,749	9,314
United Kingdom	3,622	1,764	2,224
Spain	6,437	4,459	4,489
Other	411	553	877

Total	9,871	8,525	16,904
Deferred:
Italy	(1,670)	(8,014)	(820)
United Kingdom	1,294	(153)	(999)
Spain	(3,099)	(311)	210
Other	155	(1)	(360)

Total	(3,320)	(8,479)	(1,969)

Total tax provision	6,551	46	14,935

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2000, 2001 and 2002

A reconciliation between the Italian statutory tax rates and the consolidated effective tax rates is as follows:

	2001	2002	2003
Tax @ Italian statutory rate of 40.25% in 2001 and 2002 and 38.25% in 2003	10,948	3,932	14,473
Tax savings from Italian subsidiaries operating in a tax exempt area	(3,816)	(1)	—
Investment tax credit and deductions	(209)	(245)	—
Gains on business disposal	—	(123)	3,926
Effect of a change in tax rate:
- In Italy	—	(7,042)	303
- Italian Dual Income Tax	(801)	—	—
- Other countries	—	16	(9)
Effect of different tax rates of foreign jurisdictions	(2,202)	(785)	(808)
Tax benefit of NOLs of subsidiaries not recognized	1,348	1,026	(168)
Amortization of goodwill	2,380	2,384	2,435
Effect of tax provision on distribution of dividend from foreign subsidiaries	218	—	—
Other permanent differences:
- Italy
IRPEG	(1,953)	(459)	1,325
IRAP – (primarily payroll and interest)	915	1,413	981
- Other countries	(277)	(70)	329

Provision for income taxes	6,551	46	14,935

Effective consolidated tax rate	24.1%	0.5%	39.5%

The Italian statutory tax rate for 2001 and 2002 was 40.25%, comprised of a 36% national corporate income tax (“IRPEG”) and a 4.25% Regional Tax on Productive Activities (“IRAP”). A new tax law was enacted in December 2002 to be effective January 1, 2003 with the effect of reducing the IRPEG tax rate from 36% to 34% for the year 2003. A further tax law was enacted in December 2003 to be effective January 1, 2004 with the effect of reducing the IRPEG (now called IRES) tax rate from 34% to 33%.

The Company decreased its Italian deferred tax assets and liabilities as of December 31, 2002 and 2003 to reflect the changes in the tax law enacted in December 2002 and 2003. In 2002, the Company recognized, as a change in tax rate, deferred taxes on temporary differences of the tax exempt companies together with the effect of IRPEG reduced tax rate from 36% to 34%. The effect of applying the enacted tax rate in 2003 to existing temporary differences was to increase income tax expense by € 303.

The 2001 Italian investment tax incentive law was enacted in order to encourage capital investments and other expenditures in Italy. Companies were able to reduce their taxable income by up to 50% of the excess of new qualifying capital and other expenditures made in the second half of 2001 and in the year 2002 in fixed assets (tangibles and specified intangibles) over the average of the investments made in such assets during the five prior years. The incentive law also applied to certain expenses incurred in connection with the training of the companies’

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

personnel. The incentive resulted in a current one-time deduction and neither increases nor decreases the tax bases of the assets to compute future tax deductions for depreciation and amortization relating to investment deductions granted. As a result, in 2001 and 2002 the Company recognized a benefit from the investment deductions of € 209 and € 245, respectively.

In accordance with a law decree enacted in 1997 to foster the capitalization of Italian companies, the Dual Income Tax (“DIT”) was introduced. In accordance with such law decree, a portion of the Company’s taxable income subject to IRPEG taxes was taxable at the reduced rate of 19% instead of the enacted IRPEG rates reported above. Such portion of the taxable income (amounting to € 4,711 in the year 2001) was computed applying a specific interest rate, fixed by the Government and equal to 6%, to the net increase in the Company’s net equity over the period from December 31, 1996 to December 31, 2001. The application of DIT reduced the Company’s current taxes by € 801 in 2001. Deferred taxes on temporary differences at December 31, 2002 and 2001 are accounted for at the tax rate expected to occur in the year of reversal, taking into consideration the enacted IRPEG rates, the expected applicable effect of the DIT benefit and the enacted IRAP tax rate.

Two subsidiaries of the Company that operate in the Longarone area were entitled to income tax exemptions from both national corporate income taxes and local income taxes under the Vajont Relief Program that the Italian Government implemented under an incentive program for the Longarone area as part of a package of relief measures after the Vajont dam catastrophe in 1963. These exemptions expired in September 2001 and in April 2003.

Tax years for the constituent companies in the Group are open from 1997 and are subject to review by the pertinent tax authorities. Management and its legal advisors do not believe that any significant liabilities will arise from future tax reviews.

12.     EMPLOYEE BENEFITS

Italian companies in the Group recognized employee benefit costs in accordance with Italian severance pay statutes and certain foreign subsidiaries recognized pension costs related to their pension plans. The total expense for employee benefits recognized for each of the three years in the period ended December 31, 2003 are summarized as follows:

	2001	2002	2003
Italian termination indemnities	1,323	1,437	1,441
Defined benefit plan of Vantios/D&A	2,733	5,407	5,686
Defined benefit plans of GO	437	257	151
Defined benefit plans in other countries	358	197	309
Defined contribution plans of Vantios/D&A and GO	804	805	880

	5,655	8,103	8,467

The liabilities reported in the balance sheet at December 31, 2002 and 2003 pertaining to these employee benefits are summarized as follows:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

	2002	2003
Italian termination indemnities	5,681	6,315
Defined benefit plans of GO	2,653	2,547
Defined benefit plans in other countries	592	893

	8,926	9,755

Additional information with respect to Italian termination indemnities and the pension plans of companies within the Group is provided below:

     Liabilities for Italian Termination Indemnities

The liability for termination indemnities relates to the Company’s employees at its Italian operations. In accordance with the Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost of living index provided by the Italian Government. There is no funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee were to separate immediately. The provisions charged to earnings for 2001, 2002 and 2003 were € 1,323, € 1,437 and € 1,441, respectively.

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

The following tables summarize the components of net benefit expense recognized in the consolidated income statement for the years ended December 31, 2001, 2002 and 2003 and the funded status and amounts recognized in the consolidated balance sheets at December 31, 2002 and 2003.

Components of net periodic benefit cost for years ended December 31, are as follows:

	2001	2002	2003
Service benefit-cost: benefits earned during the year	4,824	5,089	2,890
Interest cost on projected benefit obligation	8,522	9,383	8,526
Expected return on plan assets	(10,613)	(9,860)	(7,659)
Amortization of unrecognized gain/loss	—	795	1,929

Net periodic benefit cost	2,733	5,407	5,686

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

The cost of providing benefits under the plan is determined using the projected unit credit actuarial valuation method. The principal weighted average assumptions used in making the actuarial valuations are as follows:

	2001	2002	2003
Discount rate	6.00%	5.75%	5.50%
Expected long-term return on plan assets	7.00%	6.50%	6.25%
Rate of compensation increase	3.50%	3.30%	3.25%

Funded status of the pension plan is as presented in the tables below:

	December 31,
	2002	2003
Accumulated benefit obligation	141,122	145,148
Fair value of plan assets	123,751	127,412

Excess (deficit) of fair value of plan assets over accumulated benefit obligation	(17,371)	(17,736)

Changes in projected benefit obligation
At beginning of year	162,366	159,723
Service cost	5,089	2,890
Interest cost	9,383	8,526
Plan participants’ contributions	1,574	1,749
Actuarial (gain) loss	(4,071)	9,104
Benefits paid	(3,865)	(3,483)
Foreign currency translation adjustment	(10,753)	(12,646)

Benefits obligation at the end of year	159,723	165,863

Change in plan assets

(invested primarily in United Kingdom stocks and bonds)

	2002	2003
Fair value of plan assets at beginning of year	144,782	123,751
Actual returns on assets — gain (loss)	(12,961)	12,096
Company’s contributions	3,165	3,078
Plan participants’ contributions	1,574	1,749
Benefits paid	(3,865)	(3,483)
Foreign currency translation adjustments	(8,944)	(9,779)

Fair value of plan assets at end of year	123,751	127,412

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Funded status of the plan over-funded (under-funded)	(35,972)	(38,451)
Unrecognized actuarial (gain) loss on return on plan assets	44,735	31,356
Unrecognized actuarial (gain) loss in benefit obligations	(3,935)	8,939
Foreign currency translation adjustments	(32)	39

Prepaid benefit cost	4,796	1,883

The amount of the prepaid benefit cost has been classified in the consolidated balance sheets at December 31, 2002 and 2003 as a prepaid current asset of € 2,152 and € 1,883, respectively, and a non-current asset of € 2,644 at December 31, 2002. The prepaid benefit costs will be realized through lower future contributions as differences occur between the funding and expensing of the pension plan, or as a result of a combination of these events.

The following table summarizes, by asset category, the percentage of the fair value of total plan assets held:

	December 31,
	2002	2003
Equity securities	47.1%	51.0%
Debt securities	52.7%	48.9%
Other (Cash)	0.2%	0.1%

Total	100.0%	100.0%

The trustee has set the investment policy with regard to the pension plan’s liabilities and funding level. At December 31, 2003 there were two fund managers with benchmark asset allocations as follows:

	Deutsche Asset Management	Legal & General Index Tracker
	(38% of the fund)	(62% of the fund)
Equity securities	100.0%	20.0%
Debt securities	—%	80.0%

The investment policy broadly matches pensions already in payment with debt securities (which include fixed interest and index-linked government bonds), and aims to meet the projected liabilities for non-pensioners by using an appropriate combination of debt and equity securities. Overall, about 50% of the plan’s assets are invested in equity securities. The trustee monitors closely the risk/return profile of the plan’s investments and has an arrangement in place that could lead to a request for additional contributions from the Company if the risk/return profile exceeds a pre-determined level.

The Legal and General mandate is to track relevant indices. The Deutsche Asset Management mandate is to outperform the relevant market indices by 1% per annum. There are control ranges in place to ensure that the fund managers do not depart significantly from the trustee’s overall benchmark, and therefore to reduce the risk of over-concentration in one area.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

The trustee reviews the fund managers’ performance and reviews its own investment policy regularly, using independent professional advice. The trustee’s investment powers are set out in the Scheme’s Trust Deed and Rules.

The Company expects to contribute GBP Sterling 2.1 million (€ 3.0 million) to its defined benefit pension plan in 2004.

The following benefit payments from the pension fund are expected to be paid in the periods indicated on the basis of the membership profile at March 31, 2002, the date of the last actuarial valuation. This projection allows for members to take tax-free cash sums on retirement, assuming all members retire at age 60, and also allows for future service of current active members:

2004	3,973
2005	4,115
2006	4,824
2007	4,682
2008	5,392
Years 2009-2013	33,484

GO has defined benefit plans covering certain executives that are not funded at December 31, 2002 and 2003. The present value of the benefit obligations at December 31, 2002 and 2003 was € 2,653 and € 2,547, respectively. The net benefit costs accrued in 2002 and 2003 were € 257 and € 151, respectively and the benefits paid in 2002 and 2003 were € 1,079 and € 257, respectively. The principal weighted average assumptions used in making the actuarial valuations at December 31, 2002 and 2003 were a discount rate of 5.0% and a rate of compensation increase of 2.5% and 3.0%, respectively.

     Defined Contribution Plans

Vantios/D&A and GO make contributions to defined contribution plans that are based on a percentage of employee compensation. The amounts of pension expense recognized for those plans in 2001, 2002, and 2003 were € 804, € 805 and € 880, respectively.

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

At an extraordinary shareholder’s meeting held on November 17, 2000 a new stock option plan was approved to replace the plan implemented in 1999. The option holders in that plan all accepted conversion to the plan approved in the year 2000. Between January 1, 2000 and November 17, 2000, 225,000 options lapsed due to employee resignations, leaving options for 1,850,000 shares outstanding as of November 17, 2000. Under the terms of the

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

new plan 851,000 options were granted (the 1,850,000 existing options were converted in the ratio of .46 new options for each option held) at an exercise price of U.S$ 1.00 per share, which was less than the fair value of the stock at the grant date, and the life of the awards was extended by one year. Also, on November 17, 2000, an additional 348,400 options were granted at an exercise price of U.S.$ 1.00 per share. At the same shareholders’ meeting the authorized share capital increase was reduced to 1,300,000 shares. In 2003 no additional options were granted and 46,000 options were forfeited. At December 31, 2003 there were 800,621 options outstanding, which expire at the end of the year 2004.

The maximum number of options set forth above may be exercised if the price of the Company’s ADRs on the NYSE reaches more than U.S.$ 10.00. If the ADR price during the exercise period falls between $ 6.25 and $ 10.00 per share 20% to 90% may be exercised; none of the options may be exercised in the event the share price is below U.S.$ 6.25 throughout the period. The average price of the Company’s ADRs on the NYSE in 2003 was U.S.$ 4.02. Any options not exercised in any year may be carried forward and exercised in a subsequent year providing the ADR price reaches the set targets. All options expire at the end of the year 2004.

14. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	December 31,
	2002	2003
Minority interests	1,329	1,619
Accrual for expected losses on contractual obligation for shops of a subsidiary that are closed and non-operating	3,058	2,281
Tax on revaluation of trademarks reserve	330	—
Agents termination indemnity	1,322	1,131
Other	2,469	2,212

	8,508	7,243

15. SHAREHOLDERS’ EQUITY

Italian law requires that 5% of a company’s net income be retained as a legal reserve, until such reserve equals 20% of share capital. Included in retained earnings are legal reserves of € 2,391 and € 2.325 at December 31, 2002 and 2003, respectively, pertaining to the Group’s Italian companies. This reserve is not available for distribution.

Retained earnings which could be available for distribution to shareholders are those recorded by the Group’s constituent companies in their individual financial statements. Such retained earnings amount in aggregate to € 288,703 and € 310,624 at December 31, 2002 and 2003, respectively.

No provision has been made in 2002 and 2003 for income taxes on the following components of shareholders’ equity:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

a.	Revaluation reserve not affected by the equalization tax amounting to € 952 that would be subject to taxes of € 343, since no provision is required under current Italian GAAP.

b.	Undistributed earnings of Spanish subsidiaries, amounting to € 15,906 and € 6,649 in 2002 and 2003, respectively, would be subject to taxes of € 625 and € 467 in 2002 and 2003, respectively, in case of distribution and undistributed earnings of British subsidiaries, amounting to € 57,841 and € 49,298 in 2002 and 2003, respectively, would be subject to taxes of € 983 and € 813 in 2002 and 2003, respectively, in case of distribution.

16. COMMITMENTS AND CONTINGENCIES

     Lease commitments

     Vantios/D&A leases property, computer hardware and cars and GO leases property under non-cancellable operating leases. Other lease commitments relate to the rental of buildings by distribution subsidiaries. Rental expense for the years 2001, 2002 and 2003 amounted to approximately € 25,610, € 26,316 and € 26,596, respectively. At December 31, 2003 the future lease payments under such operating leases are as follows:

Year	Vantios/D&A	GO	Other	Total
2004	21,431	3,834	515	25,780
2005	19,651	3,335	428	23,414
2006	18,338	2,633	338	21,309
2007	16,705	2,012	116	18,833
2008	15,534	1,547	—	17,081
Thereafter	57,443	1,592	—	59,035

Total	149,102	14,953	1,397	165,452

     Royalty Agreements

The Group has agreements with certain designers for the use of their trademarks in the production of fashion eyewear. Such agreements require the Company to pay royalties at various percentages of net sales and in one case a flat fee. Certain royalty agreements expire in 2004, 2005 and 2006. Others are renewable at the option of either party.

Royalty expenses were € 6,838, € 7,410 and € 7,052 in 2001, 2002 and 2003, respectively.

The future minimum payments for royalties and advertising expenses required under existing royalty contracts are the following:

Year	Royalties	Advertising
2004	4,018	1,441
2005	2,567	1,456
2006	1,033	376

Total	7,618	3,273

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

     Sponsorship agreements

The Group has a sponsorship agreements with a soccer player, expiring in 2006, and a similar agreement with a racing driver expiring in 2004. The future minimum payments on these contracts are the following:

Year
2004	525
2005	600
2006	500

Total	1,625

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

EID: The Company’s EID segment distributed Prada-branded eyewear exclusively through a network of joint venture subsidiaries with Prada. EID was sold on July 23, 2003. The segment’s results through the date of disposal are shown in the tables below.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

	Wholesale and
2001	Manufacturing	Retailing	EID	Total
Sales to third parties	114,920	358,349	31,981	505,250

Intersegment sales	18,267	16	137	18,420

Income from operations before depreciation and amortization	16,008	40,846	2,044	58,898
Depreciation	3,339	14,042	1,448	18,829
Amortization of goodwill	261	6,156	—	6,417
Amortization of other intangibles	598	1,789	205	2,592

Income (loss) from operations	11,810	18,859	391	31,060

Identifiable long-lived assets	27,984	229,341	2,794	260,119

Total assets	158,233	285,580	18,679	462,492

Capital expenditures and acquisitions	11,281	18,874	1,855	32,010

	Wholesale and
2002	Manufacturing	Retailing	EID	Total
Sales to third parties	121,709	359,605	31,145	512,459

Intersegment sales	19,390	2	96	19,488

Income from operations before depreciation and amortization	11,472	32,237	570	44,279
Depreciation	2,992	14,135	1,212	18,339
Amortization of goodwill	273	6,134	—	6,407
Amortization of other intangibles	1,020	1,522	264	2,806

Income (loss) from operations	7,187	10,446	(906)	16,727

Identifiable long-lived assets	26,758	215,746	1,914	244,418

Total assets	152,468	256,772	30,661	439,901

Capital expenditures and acquisitions	3,384	13,525	1,170	18,079

	Wholesale and
2003	Manufacturing	Retailing	EID	Total
Sales to third parties	123,693	361,499	19,609	504,801

Intersegment sales	12,533	2	212	12,747

Income from operations before depreciation and amortization	18,423	31,153	2,230	51,806
Depreciation	3,005	14,321	409	17,735
Amortization of goodwill	815	5,985	—	6,800
Amortization of other intangibles	1,022	1,265	130	2,417

Income (loss) from operations	13,581	9,582	1,691	24,854

Identifiable long-lived assets	25,245	195,293	—	220,538

Total assets	141,974	234,913	—	376,887

Capital expenditures and acquisitions	3,069	9,323	165	12,557

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

An analysis of sales and long-lived assets by both geographic area and segment is the following:

	Wholesale and
2001	Manufacturing	Retailing	EID	Total
Sales to third parties by geographic area
Italy and other European countries	75,761	358,349	19,096	453,206
Americas	13,039	—	4,495	17,534
Rest of the world	26,120	—	8,390	34,510

Total	114,920	358,349	31,981	505,250

Long-lived assets based on a physical location
Italy and other European countries	26.319	229,341	2,544	258,204
Americas	515	—	250	765
Rest of the world	1,150	—	—	1,150

Total	27,984	229,341	2,794	260,119

Retailing includes sales to third parties amounting to € 110,630 and € 247,719 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 146,192 and € 80,345 in Spain and the UK, respectively.

	Wholesale and
2002	Manufacturing	Retailing	EID	Total
Sales to third parties by geographic area
Italy and other European countries	82,590	359,605	21,679	463,874
Americas	9,343	—	2,622	11,965
Rest of the world	29,776	—	6,844	36,620

Total	121,709	359,605	31,145	512,459

Long-lived assets based on a physical location
Italy and other European countries	26,369	215,746	1,914	244,029
Americas	—	—	—	—
Rest of the world	389	—	—	389

Total	26,758	215,746	1,914	244,418

Retailing includes sales to third parties amounting to € 123,366 and € 236,239 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 141,743 and € 73,157 in Spain and the UK, respectively.

	Wholesale and
2003	Manufacturing	Retailing	EID	Total
Sales to third parties by geographic area
Italy and other European countries	80,255	361,499	12,129	453,883
Americas	8,204	—	3,747	11,951
Rest of the world	35,234	—	3,733	38,967

Total	123,693	361,499	19,609	504,801

Long-lived assets based on a physical location
Italy and other European countries	24,926	195,293	—	220,219
Americas	—	—	—	—
Rest of the world	319	—	—	319

Total	25,245	195,293	—	220,538

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Retailing includes sales to third parties amounting to € 130,690 and € 230,809 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 136,632 and € 58,661 in Spain and the UK, respectively.

18. RELATED PARTY TRANSACTIONS AND MINORITY INTERESTS

Related Party Transactions — Certain of the Company’s facilities in Longarone and Limana were constructed in the years 1992 through 2002 by Impresa Edile F.lli De Rigo S.r.l., a construction company which is wholly owned by the De Rigo Brothers. The related construction costs through December 31, 2003, which have been capitalized as buildings amounted to € 2,418.

In the year 2000, Eyewear International Distribution (EID), a 51% owned subsidiary that distributed sunglasses and eyeglasses under the Prada name, started operations. The Prada Group owned the remaining 49% interest in EID. During the years 2001, 2002 and 2003, EID had commercial transactions with companies within the Prada Group. These transactions were represented by sales amounting to € 5,862, € 2,787 and € 1,210, and paid management fees, royalties and commissions amounting to € 7,857, € 4,089 and € 2,307 in 2001, 2002 and 2003, respectively. Interest paid by EID on a loan from the Prada Group amounted in 2001 to € 19. In addition, in 2002 and 2003, EID accounted for € 119 and € 60, respectively, in rental expenses relating to the rental of a building in Longarone from Surfrigo, a company owned by the De Rigo brothers. As described in Note 3, the company sold its 51% interest in EID to the Prada Group on July 23, 2003 realizing a gain of € 11,751.

The amounts due to related parties reported in the consolidated balance sheet at December 31, 2002 and 2003 are:

	2002	2003
Rental payables to Surfrigo — included in accounts payable	25	—

Trade payables to Prada — included in accounts payable, trade	3,940	—

Trade receivables from Prada — included in accounts receivable trade	2,771	—

In December 2003, the Company sold a building to an entity controlled by the De Rigo brothers. The disposal was made at book value.

Minority Interests - The charge to income in 2003 of € 4,425 primarily arises in relation to profits at EID (through the date of its disposal) and De Rigo Hellas attributable to holders of minority interests in those companies.

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

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

(a)	Sale of the Company’s shares to the Managing Director — In October 1994, the De Rigo brothers granted an option offering 3% of the Ordinary Shares they held in the Company to its Managing Director. Under Italian GAAP, this transaction was considered a transaction between shareholders and therefore not reported in the consolidated financial statements. Under U.S. GAAP, the benefit (measured by the difference between the fair value of the stock, to which the option refers, and the exercise price) received of € 9,554 by the Managing Director from the transaction was required to be reported as a charge to 1994 income. Consequently, in the reconciliations of shareholders’ equity as at December 31, 2001, 2002 and 2003 the amount of € 9,554 was recorded as a charge to retained earnings with an offsetting credit of € 9,554 to additional paid in capital.

(b)	Revaluation of assets prior to 1992 — Certain assets were revalued by the Company and two of its Italian subsidiaries to amounts in excess of historical cost. These revaluations, which were either authorized or required by Italian law, are permissible under Italian GAAP.

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

(c)	Revaluation of trademarks in 2001 — Under Italian GAAP it is permitted to recognize the revaluation of assets for financial accounting purposes as well as for tax purposes and to recognize as a charge to revaluation reserve the amount of the tax liability recorded that is to be paid over 3 years. Under U.S. GAAP such revaluations are not recognized in the financial statements and the tax charge is not recorded as a charge to retained earnings, but the tax effects of the revaluation are recognized. Accordingly, in the U.S. GAAP reconciliation adjustments have been made to: (a) reverse the revaluation of trademarks made in 2001 against trademarks and the revaluation reserve; and (b) recognize the tax effects of the revaluation by (i) reclassifying the charge to revaluation reserve for tax payable on the revaluation to the current tax provision, (ii) recognizing a deferred tax asset and a credit to the deferred tax provision to record the tax effects of the temporary difference between the Italian tax basis and the U.S. book basis of the trademarks that was created by the revaluation; (iii) recognizing a deferred tax liability and a charge to the deferred tax provision to record the tax to be paid upon distribution of the revaluation reserve recorded in the Italian financial statements and (iv) reverse the amortization of trademarks revaluation. The net tax benefit resulting from the revaluation permitted by the applicable tax law was recognized in the income statement for 2001, the year in which the revaluation was made.

(d)	Goodwill amortization — Italian GAAP requires that goodwill related to assets be amortized over the asset’s estimated economic life. In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”, effective for fiscal years beginning after December 15, 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS No. 142. The Company adopted the provisions of SFAS

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

No. 142 effective January 1, 2002. All goodwill is assigned to the reporting unit that benefits from the synergies arising from each business combination.

The Company completed the SFAS No. 142 transitional impairment test during the second quarter of 2002 and concluded that there was no impairment of goodwill at that time, as the fair value of its reporting units exceeded their carrying amounts as of January 1, 2002. Therefore, the second step of the transitional impairment test required under SFAS No. 142 was not necessary.

As required under SFAS No. 142, the Company performed the required annual impairment test as of December 31, 2003. Based on that assessment, it was determined that no impairment existed in the reporting units identified.

The Company’s 2001 results of operations do not reflect the provisions of SFAS No. 142. Had the Group adopted SFAS No. 142 as of January 1, 2001, its U.S. GAAP net income and basic and diluted net income per share would have been the adjusted pro forma amounts indicated below:

2001
(thousands of Euro, except
per share amounts
Net income for the year under U.S. GAAP	18,249
Adjustment for amortization of goodwill, net of tax	6,407

Adjusted net income	24,656

Reported Basic EPS per share and ADS	0.41
Reported Diluted EPS per share and ADS	0.40
Adjusted Basic EPS per share and ADS	0.55
Adjusted Diluted EPS per share and ADS	0.55

The estimated aggregate amortization expense of Trademarks and Other intangible assets for each of the five succeeding fiscal years is indicated below:

Year

2004	1,715
2005	1,189
2006	820
2007	613
2008	565

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

The weighted-average amortization period of Trademarks and Other intangible assets is three years.

(e)	Public offering expenses — The expenses incurred in connection with the public offering of October 1995 were capitalized under Italian GAAP and are being amortized over a five year period. Under U.S. GAAP, such expenses are deducted from additional paid-in capital, net of the estimated tax benefits to be received.

(f)	Stock Options — Under Italian GAAP, the Company’s stock option plan does not result in recognizing compensation expense in the Company’s statement of income at either at the date of the grant to employees or at the date when such options are exercised. Under U.S. GAAP, the Company has elected to continue to account for its compensation expense for its stock based compensation plan using the intrinsic value method in accordance with the provisions of Accounting Practice Bulletin (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Under FASB Interpretation (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation”, the modifications made in the plan in the year 2000 to reduce the exercise price to an amount less than fair value at date of grant and to modify the terms for exercising the options require that the awards be accounted for as a variable plan under APB No. 25, which requires remeasurement of the intrinsic value of the award from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. Compensation expenses are recognized using the accelerated method allowed under FIN 44.

The Company has adopted the disclosure requirements of FASB No. 123, “Accounting for Stock-based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures” (“SFAS 148”). When compensation expense has been recorded in accordance with APB No. 25, SFAS No. 148 requires pro-forma disclosure of what net income and earnings per share would have been had the Company also adopted SFAS 148 for recording compensation expense.

(g)	Call and put arrangements for sale by De Rigo B.V. to Prada of unregistered shares in the Company — In connection with establishing in July 1999 a subsidiary that uses the Prada trademarks, the Company entered into an agreement with Prada whereby (i) Prada had an option to acquire, at any time between April 30, 2001 to June 30, 2001, 5% of the unregistered shares that De Rigo B.V. owns in the Company at an agreed upon price per share and (ii) De Rigo B.V. had a put arrangement that gives it the right to require Prada to buy the same number of shares in the Company at the agreed upon price per share within the same time frame. Under Italian GAAP the fair value of the options granted to Prada is considered a transaction between shareholders and therefore is not reported in the financial statements. Under U. S. GAAP, the fair value of the options granted is required to be accounted for as an intangible asset by the Company. Consequently, in the reconciliation of shareholders’ equity as at December 31, 1999 and net income for the year then ended, the fair value of the options granted in the amount of € 465 was recorded as an intangible asset with an offsetting credit to additional paid in capital, and amortization of the intangible asset (which is being amortized over five years). Arrangements whereby Prada could have acquired an additional 10% of the Company’s unregistered capital stock were contingent upon Prada renewing the existing licensing agreements with the Company’s subsidiary, EID for an additional stipulated number of years, and expired due to the disposal of EID July 23, 2003. Under U.S. GAAP, the fair value of the options granted should be recognized as an intangible asset to be amortized over the period of the licensing agreement when such license agreements are renewed.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

(h)	Deferred charges — In 2002 the Group deferred certain consulting expenses related to production activity and will amortize these amounts over three years under Italian GAAP. Under U.S. GAAP, these expenses would have been charged to income when incurred. The accompanying reconciliation reflects the adjustment to expense these amounts.

(i)	Additional deferred taxes were provided on U.S. GAAP adjustments (b), (e), (g), (h), (j) and (n).

(j)	Pensions — The Group maintains a defined benefit pension plan for substantially all U.K. employees of Vantios/D&A. Under Group accounting policies the recognition of a minimum pension liability is not required. Under SFAS 87 it is a requirement that companies must recognize as a minimum liability for any unfunded accumulated benefit obligation. The impact of this minimum pension liability is to increase long-term obligations and decrease shareholders’ equity. No adjustment was necessary in 2001, as the plan did not have an unfunded accumulated benefit obligation.

(k)	Earnings per Share — Italian GAAP does not require disclosure of earnings per share. Under U.S. GAAP, earnings per share are calculated and presented in accordance with FASB No. 128 “Earnings Per Share” (“FASB 128”). FASB No. 128 requires dual presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share is computed by dividing the net income of the entity by the weighted average number of ordinary shares outstanding for the period. Basic earnings per share excludes shares held in treasury or any shares held in escrow pending release upon the occurrence of specified economic events. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. At December 31, 2001, 2002 and 2003, unexercised stock options to purchase 983,137, 846,621 and 800,621 shares, respectively were outstanding. These securities could potentially dilute basic earnings per share in the future and the number of incremental shares computed by the treasury stock method were considered in the computation of diluted earnings per share and per ADS for the years 2001, 2002 and 2003.

(l)	Comprehensive income — Italian GAAP does not require the presentation of comprehensive income. Under U.S. GAAP, FASB No. 130 “Comprehensive Income: Financial Statement Presentation”, which was adopted by the Company in December 1998, requires disclosure of comprehensive income, which is defined as the change in net assets of a business enterprise during a period from transactions and events and circumstances from non owner sources.

(m)	Unrealized foreign exchange gains — Under Italian GAAP, unrealized gains arising from re-measurement of non current assets and liabilities denominated in foreign currency are deferred until realized. Under U.S. GAAP, such unrealized gains or losses are recognized in income currently. No U.S. GAAP adjustments were required in 2001, 2002 or 2003.

(n)	Marketable securities — Under Italian GAAP, marketable securities are carried at the lower of cost or market value. If securities are written-down, the original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply. For U.S. GAAP purposes, the Company has applied the provisions of SFAS No. 115, “Accounting for Certain Investment in Debt and Equity Securities” (“SFAS 115”). Under SFAS 115, the Company classifies its marketable securities as available for sale. Unrealized gains and losses for securities classified as available for sale are included in shareholders’ equity until the securities are sold or otherwise considered to be other than temporary impaired. The effects of SFAS 115 on net income and shareholders’ equity have been reflected in the reconciliation. The

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

fair value of marketable securities as of December 31, 2002 is € 1,907. No marketable securities existed at December 31, 2003.

No adjustments were made for U.S. GAAP financial reporting purposes at December 31, 2001 because the fair values of such securities approximated their carrying basis on an Italian GAAP basis.

(o)	Treasury stock — In 2003 De Rigo purchased 223,200 of its own ordinary shares. Under Italian GAAP, these ordinary shares have been recorded at historical cost within long-term assets, while under U.S. GAAP, the cost of the acquired shares is shown as a deduction from shareholders’ equity.

(p)	Impairment of Long-Lived Assets — Prior to 2002 the Company applied SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), to all long-lived assets, including goodwill. That statement required impairment losses to be recorded on long-lived assets used in operations when indicators of impairment were present and the future undiscounted cash flows estimated to be generated by those assets were less than the assets’ carrying amount. Impairment was the amount by which the carrying value exceeds its fair value. No indicators of impairment were present in the year 2001.

Effective January 1, 2002, the Company changed its method of accounting for the impairment of long-lived assets.

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of ”, and APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Company adopted the provisions of SFAS 144 effective January 1, 2002.

SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The Statement also changes the measurement criteria for discontinued operations. SFAS 144 broadens the reporting of discontinued operations to include the disposal of a component of an entity, provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002 or 2003.

(q)	Derivative financial instruments — Under Italian GAAP, if a derivative is designated as a fair value hedge, changes in the fair value of the derivative and the related change in the hedged item are recognized in the income statement. If a derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recognized in the income statement when the hedged item effects operations. Changes in fair value of derivatives that do not qualify as a hedge are recognized in the income statement. Unrealized gains related to the remeasurement at fair value of long-term derivative contracts are deferred until realized. Effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and the corresponding amendments and interpretations to this Statement. The Statement requires that all derivative financial instruments be

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

recognized in the financial statements and are to be measured at fair value regardless of the purpose or intent of holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in net earnings (loss) when the hedged item affects operations. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss) prior to the contract’s expiration. If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship, changes in the fair value of the derivative are recognized in the statement of operations through the life of the contract.

The Company’s derivative financial instruments at December 31, 2000 consisted of foreign currency forward exchange contracts that would have qualified as hedges. However, since the Company did not formally designate their hedging relationships anew and document their risk management strategies, such derivatives did not qualify as hedges as of January 1, 2001, and accordingly under the provisions of SFAS 133, all changes in the fair value of such derivative instruments subsequent to January 1, 2001 were recognized in the current income for the year. In implementing SFAS 133 the Company did not record any transition adjustment.

The Company did not formally designate derivative contracts entered into during the year ended December 31, 2001, 2002 and 2003 as fair value or cash flow hedges. Accordingly, as required by SFAS 133, the fair value of such contracts have been recorded on the balance sheet until the contracts are settled, and all changes in fair value of the derivative instruments since the date of the derivative contracts have been recognized in the current income for the year. Since under Italian GAAP all derivatives outstanding at December 31, 2001, 2002 and 2003 were accounted for as ineffective hedges, no adjustment was required to comply with the requirements of FASB No. 133.

(r)	Consolidation of Ranieri Argentina S.A. — The Company sold its 51% interest in Ranieri Argentina S.A. in June 2002. For Italian GAAP purposes, the sale was effective retroactive to January 1, 2002. Therefore, the results of operations through the date of sale were not consolidated in the consolidated statement of operations of the Company. U.S. GAAP requires that the results of operations be consolidated through the date of sale. The Company has reviewed the impact on the U.S. GAAP figures that would result from consolidation and determined that the impact on sales, cost of sales, other operating costs, and other non-operating costs is not significant.

(s)	As described in Note 3, the Company sold its 51% interest in EID to the Prada Group on July 23, 2003. Under U.S. GAAP, EID is presented as a discontinued operation in accordance with the guidance of SFAS 144. Based upon this guidance, the results for all periods, including revenues and costs, of the sold businesses are removed from the consolidated statements of operations and reported after income from continuing operations. The accompanying reconciliation includes, in the “discontinued operations” line, the effect of all line items associated with the disposed EID business.

At the time of its sale on July 23, 2003, EID’s net assets consisted of:

Current assets	27,168
Fixed assets, net	962
Other intangibles, net	583

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Total assets disposed of	28,713

Total liabilities disposed of	28,123

Net assets disposed of	590

The following table summarizes the results from continuing operations and the results from discontinued operations for the years ended 2001, 2002 and 2003:

Year ended December 31,	2001	2002	2003
Net sales from continuing operations	473,269	481,314	485,192
Gross profit from continuing operations	302,543	294,002	293,409
Income from continuing operations	27,439	24,379	29,357
Other (income) expenses from continuing operations	4,212	5,765	(1,951)
Income from continuing operations before income taxes and minority interests	23,227	18,614	31,308
Income taxes	5,971	247	14,422

Income from continuing operations before minority interests	17,256	18,367	16,886
Minority interests	(931)	(16)	400

Net income from continuing operations	18,187	18,383	16,486

Discontinued operations
Net sales from discontinued operations	31,981	31,145	19,609
Gross profit from discontinued operations	18,427	15,084	9,424
Income (loss) from discontinued operations	294	(1,003)	1,614
Other (income) expenses from discontinued operations (including gain on disposal of € 11,751 in 2003)	(352)	1,304	(11,144)
Income (loss) from discontinued operations before income taxes and minority interests	646	(2,307)	12,758
Income taxes	221	(163)	969

Income (loss) from discontinued operations before minority interests	425	(2,144)	11,789
Minority interests	363	(906)	4,025

Net income (loss) from discontinued operations	62	(1,238)	7,764

Net income in accordance with U.S. GAAP	18,249	17,145	24,250

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

(t)	New accounting standards — In future periods the Company will be obliged to adopt certain new standards and interpretations of U.S. GAAP. The following paragraphs discuss those statements that are applicable to the business of the Company and that could have an impact on future results and financial position.

In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables”. On December 17, 2003, the SEC issued SEC Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (“SAB 104”) which has effectively codified EITF 00-21 to a higher level of GAAP. SAB 104 and EITF 00-21 address how to account for arrangements that may involve the delivery or performance of multiple products, services and / or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration should be divided into separate units of accounting based on their relative fair values. The Issue also supersedes certain guidance set forth in SAB 101. The Group is required to adopt the provision of EITF 00-21 for revenue arrangements entered into on or after January 1, 2004. Additionally, companies are permitted to apply the consensus guidance to all existing arrangements as a cumulative effect of a change in accounting principle.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity (“variable interest entities” or “VIE’s”). Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company adopted the recognition requirements of FIN 46 for all new variable interest entities entered into after January 31, 2003. The Company must adopt the provision of FIN 46 for all existing VIE’s on December 31, 2004.

The following tables summarize those adjustments to consolidated net income and shareholders’ equity that would be required if U.S. GAAP had been applied instead of Italian GAAP.

NET INCOME for the years ended December 31,

	2001	2002	2003
Net income as reported per the consolidated statements of income	21,217	10,645	18,478
Adjustments required for U.S. GAAP reporting purposes:
(b) Elimination of depreciation relating to revaluation of certain assets prior to 1992	13	13	13
(c) Recognize tax effects on reversal of trademark revaluation at end of 2001
(i) charge substitute tax to current tax provision rather than revaluation reserve	(958)	—	—
(ii) recognize deferred tax asset on trademark revaluation	2,030	(294)	(233)

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

(iii) recognize deferred tax liability on revaluation reserve on Italian basis	(857)	—	—
(iv) reversal of amortization of trademarks revaluation	—	504	504
(d) Reversal of goodwill amortization	—	6,407	6,419
(f) Recognize stock compensation expense in accordance with APB No. 25, net of credit of € 492, € 351 and € 47 in 2001, 2002 and 2003 respectively for the reversal of stock option expense recorded in prior periods on options forfeited by the employees that left the Company in that year	(3,243)	—	(801)
(h) Deferred charges	—	(178)	59
(n) Marketable securities available for sale		(111)	111
(i) Deferred income taxes on (b), (h) and above after considering change in tax rate on deferred tax for (c) in 2002 and 2003	127	239	(236)

Net income in accordance with U.S. GAAP before reconciliation effects of discontinued operations	18,329	17,225	24,314
Total effect of the reconciling differences on discontinued operations — EID
(g) Amortization of intangible asset in respect of Prada’s 5% options	(97)	(97)	(77)
(i) Deferred income taxes on (g) above	17	17	13

Total effect discontinued operations — EID	(80)	(80)	(64)

Net income in accordance with U.S. GAAP	18,249	17,145	24,250

Earnings per share and per ADS:
Numerator for the basic and diluted per-share and per ADS computations for income from continuing operations:
Net income from continuing operations (in Euro thousands)	18,187	18,383	16,486

Denominator
Denominator for basic per-share and per ADS computations for net income from continuing operations — weighted average shares and ADS shares	44,590,060	44,688,415	44,618,230
Effects of dilutive employee stock options	952,129	701,097	605,369
Denominator for diluted per-share and per ADS computations for net income from continuing operations — adjusted weighted average shares and ADS	45,542,189	45,389,512	45,223,599

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Basic earnings per share and per ADS before discontinued operations	0.41 Euro	0.41 Euro	0.37 Euro

Diluted earnings per share and per ADS before discontinued operations	0.40 Euro	0.41 Euro	0.37 Euro

Basic earnings per share and per ADS from discontinued operations	0.00 Euro	(0.03) Euro	0.17 Euro

Diluted earnings per share and per ADS from discontinued operations	0.00 Euro	(0.03) Euro	0.17 Euro

Basic earnings per share and per ADS	0.41 Euro	0.38 Euro	0.54 Euro

Diluted earnings per share and per ADS	0.40 Euro	0.38 Euro	0.54 Euro

Dividends per share and per ADS	0.12 Euro	0.13 Euro	Nil

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

SHAREHOLDERS’ EQUITY at December 31,

		2001	2002	2003
Balance as reported in the consolidated financial statements		210,419	212,117	226,884
Adjustments required for U.S. GAAP reporting purposes:
(a)	Decrease in retained earnings as a result of the charge to income for additional compensation paid in 1994 by shareholders to Managing Director	(9,554)	(9,554)	(9,554)
	and concurrent increase in additional paid-in capital	9,554	9,554	9,554
(b)	Elimination of revaluations of certain assets prior to 1992, net of accumulated depreciation of € 652, € 665 and € 678 in 2001, 2002, and 2003 respectively.	(287)	(274)	(261)
(c)	Elimination of revaluation of trademarks in 2001, net of accumulated amortization of € 0, € 504 and € 1,008 in 2001, 2002 and 2003, respectively.	(5,043)	(4,539)	(4,035)
(d)	Reversal of goodwill amortization	—	6,407	12,826
(e)	Elimination of amortization of offering expenses, deferred for Italian purposes	2,128	2,128	2,128
(e)	Offering expenses less estimated tax benefits of € 1,030 in 2001, 2002 and 2003 charged to paid in capital	(1,098)	(1,098)	(1,098)
(f)	Reduce retained earnings for amount of stock compensation	(3,999)	(3,999)	(4,800)
(f)	Increase additional paid in capital for accretion resulting from stock compensation expense	3,999	3,999	4,800
(g)	Increase in additional paid in capital as a result of recording the fair value of Prada’s 5% options on the total outstanding share capital	465	465	465
(g)	Decrease in retained earnings as a result of the charge to income for amortization of the intangible asset arising on the valuation of Prada’s 5% options	(291)	(388)	(465)
(h)	Deferred charges	—	(178)	(119)
(j)	Recognition of minimum pension liability	—	(22,137)	(19,623)
(n)	(Reduce)/Increase retained earnings for marketable securities	—	(111)	111
(n)	Increase/(Reduce) Other Comprehensive Income related to unrealized gains on marketable securities	—	111	(111)
(o)	Treasury stock	—	—	(753)

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

(i)	Recognition of deferred income taxes on (b), (e), (g), (h) and (j) above	(771)	5,987	4,998
(c)	Tax effect on elimination of trademarks revaluation in 2001 (c) above, after considering change in tax rate in 2002 to
	(i) recognize deferred tax asset on revalued assets	2,030	1,736	1,503
	(ii) recognize deferred tax liability on revaluation reserve on Italian basis	(857)	(756)	(706)

Balance at December 31, in accordance with U.S. GAAP		206,695	199,470	221,744

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

The components of shareholders’ equity at December 31, 2002 and 2003 are as follows:

	Italian		U.S.
2002	GAAP	Adjustments	GAAP
Share capital	11,626	—	11,626
Additional paid-in-capital	54,490	12,920	67,410
Retained earnings	142,935	(5,107)	137,828
Other comprehensive income	(1,971)	(15,423)	(17,394)
Revaluation reserves	5,037	(5,037)	—

	212,117	(12,647)	199,470

	Italian		U.S.
2003	GAAP	Adjustments	GAAP
Share capital	11,626	—	11,626
Treasury Shares	—	753	753
Additional paid-in-capital	54,490	13,721	68,211
Retained earnings	161,413	665	162,078
Other comprehensive income	(5,682)	(13,736)	(19,418)
Revaluation reserves	5,037	(5,037)	—

	226,884	(5,140)	221,744

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Pro-forma Information Regarding Net Income and Earnings Per Share and Per ADS required by FASB No. 123

FASB 123 requires that when APB 25 is applied in computing compensation cost for stock based compensation that pro forma information as to net income and earnings per share be presented as if the Company had accounted for its employee stock based compensation in accordance with FASB 123.

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

Employee stock options	2000 Plan
Expected life of option	4 years
Risk free interest rates	4.5%
Volatility	.20%
Dividend yield	0%

The weighted average estimated fair value of the options granted during fiscal 2000 amounted to € 8,971. As disclosed in Note 13 the options granted in 1999 were cancelled in connection with adoption of the stock option plan approved in 2000.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the option’s vesting period.

Had compensation costs related to the options granted in 2001, 2002 and 2003 been based on the fair value at the grant dates, consistent with the provision of FASB 123, the Company’s net earnings and earnings per share would have decreased to the pro-forma amounts indicated below for the years ended December 31, 2001, 2002 and 2003.

	2001	2002	2003
Net income from continuing operations applicable to ordinary shareholders:
As reported on a U.S. GAAP basis	18,187	18,383	16,486
Add: Stock based compensation expense recognized under intrinsic value method	3,243	—	801
Deduct: Total stock-based employee compensation expense determined under fair value based for all awards	(3,773)	(1,719)	(1,048)

Pro-forma on a U.S. GAAP basis	17,657	16,664	16,239

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Basic and diluted income per share and per ADS before discontinued operations:

	2001	2002	2003
Basic earnings per share and per ADS before discontinued operations
As reported	0.41 Euro	0.41 Euro	0.37 Euro
Pro-forma	0.40 Euro	0.37 Euro	0.36 Euro
Diluted earnings per share and per ADS before discontinued operations
As reported	0.40 Euro	0.41 Euro	0.36 Euro
Pro-forma	0.39 Euro	0.37 Euro	0.36 Euro

	2001	2002	2003
Net income applicable to ordinary shareholders:
As reported on a U.S. GAAP basis	18,249	17,145	24,250
Add: Stock based compensation expense recognized under intrinsic value method	3,243	—	801
Deduct: Total stock-based employee compensation expense determined under fair value based for all awards	(3,773)	(1,719)	(1,048)

Pro-forma on a U.S. GAAP basis	17,719	15,426	24,003

Basic and diluted income per share and per ADS:

	2001	2002	2003
Basic earnings per share and per ADS
As reported	0.41 Euro	0.38 Euro	0.54 Euro
Pro-forma	0.40 Euro	0.35 Euro	0.54 Euro
Diluted earnings per share and per ADS
As reported	0.40 Euro	0.38 Euro	0.54 Euro
Pro-forma	0.39 Euro	0.34 Euro	0.53 Euro

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

Transactions in stock options, including the modification of the plan in the year 2000, are presented in the following summary of the Company’s stock option activity during the years ended December 31, 2001, 2002 and 2003:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

		Weighted average
	Shares under Options	Exercise Price
Outstanding at January 1, 2001	1,199,400	U.S. $1.00
Options granted	—
Options exercised	(151,403)	U.S. $1.00
Options forfeited	(64,860)	U.S. $1.00

Outstanding at December 31, 2001	983,137	U.S. $1.00
Options granted	—
Options exercised	(62,852)	U.S. $1.00
Options forfeited	(73,664)	U.S. $1.00

Outstanding at December 31, 2002	846,621	U.S. $1.00
Options exercised	—	U.S. $1.00
Options forfeited	(46,000)	U.S. $1.00
Outstanding at December 31, 2003	800,621	U.S. $1.00

Exercisable at December 31, 2003	590,957	U.S. $1.00

Investments in debt securities

All debt securities are classified as available-for-sale and U.S GAAP adjustments were made in 2002 to adjust the carrying basis to their fair values. No U.S GAAP adjustments were required at December 31, 2001 because the carrying basis on an Italian GAAP basis approximated the fair value of the assets. No marketable securities existed at December 31, 2003.

Comprehensive Income

The components of accumulated other comprehensive income for a U.S. GAAP financial statements presentation as of December 31, 2001, 2002 and 2003 are as follows:

	Currency Translation Adjustments per financial statements	Pension minimum liability	Unrealized Gains on Available-for-Sale Securities per U.S. GAAP adjustments	Total
Balance at December 31, 2000	491	—	—	491
Currency translation adjustment	748	—	—	748

Balance at December 31, 2001	1,239	—	—	1,239
Currency translation adjustment	(3,210)			(3,210)
Unrealized gains on securities	—		111	111
Recognition of pension minimum liability		(22,137)		(22,137)
Deferred taxes on pension minimum liability and unrealized gains on securities	—	6,641	(38)	6,603

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

	Currency Translation Adjustments per financial statements	Pension minimum liability	Unrealized Gains on Available-for-Sale Securities per U.S. GAAP adjustments	Total
Balance at December 31, 2002	(1,971)	(15,496)	73	(17,394)
Currency translation adjustment	(3,711)			(3,711)
Unrealized gains on securities			(111)	(111)
Recognition of pension minimum liability		2,514		2,514
Deferred taxes on pension minimum liability and unrealized gains on securities		(754)	38	(716)

Balance at December 31, 2003	(5,682)	(13,736)	—	(19,418)

Comprehensive income for each of the three years in the period ended December 31, 2003 is as follows:

	2001	2002	2003
Net income per U.S. GAAP reconciliation	18,249	17,145	24,250
Change in currency translation adjustment	748	(3,210)	(3,711)
Unrealized gains on securities	—	111	(111)
Minimum pension liability	—	(22,137)	2,514
Deferred taxes on minimum pension liability and unrealized gains on	—
securities	—	6,603	(716)

Comprehensive income	18,997	(1,488)	22,226

Income Taxes

Components of deferred income tax assets and liabilities were:

	December 31,
	2002	2003
Total deferred tax assets	22,468	21,956
Total deferred tax liabilities	(11,830)	(10,768)

Net assets (liabilities)	10,638	11,188

Of which:
Current deferred tax assets	12,603	13,063
Non-current deferred tax assets	9,865	8,893
Current deferred tax liabilities	(1,006)	(1,392)

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

	December 31,
	2002	2003
Non-current deferred tax liabilities	(10,824)	(9,376)
Detailed as follows:
Italian GAAP financial statements	2,641	4,363
U.S. GAAP adjustments	7,997	6,825

Net assets (liabilities)	10,638	11,188

Principal items comprising net deferred income tax assets were as follows:

	December 31,
	2002	2003
Equalization tax on dividends	(210)	(475)
Tax revaluation on certain assets, net of accumulated depreciation	298	285
Allowance for doubtful accounts	1,293	1,939
Inventory obsolescence	6,691	8,041
Intercompany profits in inventory	1,952	1,531
Accumulated accelerated depreciation	(495)	(291)
Pension asset	(1,286)	(380)
Property cost accruals	150	46
Book revaluation of certain assets	(8,844)	(8,431)
Trademark revaluation of assets	1,736	1,503
Tax on revaluation reserve for trademark revaluation	(756)	(706)
Net operating loss carry forwards (NOL)	5,484	3,977
Pension minimum liability	6,641	5,887
Agents termination indemnity	501	421
Investments devaluation	282	340
Other	2,563	1,443

Net deferred tax assets (liabilities)	16,000	15,130
Less:
Valuation allowance on NOLs	(5,362)	(3,942)

Net deferred tax assets (liabilities)	10,638	11,188

At December 31, 2003, the Company’s subsidiary in the United States had a net operating loss carryforward (“NOL”) of € 7,845, which will expire from 2010 thru 2017. Utilization of that NOL is limited to future earnings of the U.S. subsidiary. For financial reporting purposes, a valuation allowance has been recognized for the full amount of this NOL. NOLs of other foreign subsidiaries amounted to € 3,587 at December 31, 2003, which will expire from 2004. A valuation allowance of € 1,197 has been provided against this amount.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Tax savings resulting from income derived from operations in Italian tax-exempt areas generated a per share benefit of 0.09 Euro in the year 2001. Tax savings resulting from income derived from operations in Italian tax exempt areas generated a per share benefit of less than 0.01 Euro in the year 2002.

     A reconciliation between the Italian statutory tax rates and the consolidated effective tax rates for income from continuing operations is as follows:

	2001	2002	2003
Tax @ Italian statutory rate of 40.25% in 2001 and 2002 and 38.25% in 2003	9,349	7,492	11,975
Tax savings from Italian subsidiaries operating in a tax exempt area	(3,816)	(1)	—
Investment tax credit and deductions	(209)	(245)	—
Gains on business disposal	—	(123)	—
Effect of a change in tax rate:
• In Italy	—	(7,384)	469
• Italian Dual Income Tax	(801)	—	—
• Other countries	—	—	(9)
Effect of different tax rates of foreign jurisdictions	(1,818)	(661)	(559)
Tax benefit of NOLs of subsidiaries not recognized	1,058	641	(110)
Amortization of goodwill	2,380	—	—
Effect of tax provision on distribution of dividend from foreign subsidiaries	218	—	—
Other permanent differences:
• Italy
IRPEG	(1,001)	(459)	1,597
IRAP — (primarily payroll and interest)	1,053	1,387	978
• Other countries	(442)	(400)	81

Provision for income taxes	5,971	247	14,422

Effective consolidated tax rate	25.7%	1.3%	46.1%

Financial instruments

     Derivative products

At December 31, 2002, the Company had outstanding forward exchange contracts to buy US$ 1,070,000 (€ 1,020) for GBP Sterling 704,547; none of the foreign exchange contracts have maturities that exceed one year.

At December 31, 2003, the Company had outstanding forward exchange contracts to buy € 2,689 (US$ 1,150,000 for GBP Sterling 693,000, US$ 1,500,000 for € 1,264,159 and € 450,000 for GBP Sterling 311,231); in addition, the Company sold foreign currency “call” options to sell Japanese Yen 1,260,000 and GBP Sterling 1,650,000 for a total of € 11,671,000 and purchased “put” options to buy Japanese Yen 900,000,000 and GBP Sterling 1,100,000 for a total of € 8,225,000.

At December 31, 2002 and 2003, the Company had an interest rate swap agreement to convert the variable interest rate on bank borrowings totaling € 20,000 to a fixed interest rate of 3.3%. This interest rate swap agreement will expire in January 2005.

None of the foreign exchange contracts or foreign currency options have maturities that exceed one year.

As of December 31, 2002 and 2003, total unrealized gain (loss) on these derivatives amounted to € (343) and € 132, respectively, and has been included in the consolidated statements of income as the derivatives were considered ineffective hedges.

     Foreign exchange gains and losses

The net foreign exchange gains and (losses) recognized in the consolidated statement of income for 2001, 2002 and 2003 amounted to € (79), € (656) and € 448, respectively.

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

No individual customer represented 10% or more of sales in any of the years ended December 31, 2001, 2002 and 2003.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents — The carrying amount of cash and cash equivalents reported in the balance sheet approximates their fair value due to the short duration of these investments.

Investment in debt securities — The carrying amount of investments in debt securities is based on the lower of cost or market and approximates their fair value as these were valued based on quoted prices.

Accounts receivable and payable — The carrying amount of receivables and payables approximates their fair value because of the short maturity of these instruments.

Short-term debt — The carrying amount of the Company’s borrowings under its short-term credit arrangements approximates their fair value because of the short maturity of these instruments.

Long-term debt — Certain of the Group’s long-term loans are subsidized by government entities in Italy and the European Investment Bank. The government entities pay a portion of these entities’ interest charges thereby reducing the Company’s interest rate to a below market level. The fair value of these loans have been determined as being equal to the carrying amount of the loans, as all companies with investments in the same region where the Company has its investments are entitled to such benefits.

Foreign currency exchange contracts and options — The carrying value approximates fair value based on exchange rates at December 31, 2002 and 2003.

Interest rate swap agreements — The carrying value approximates fair value based on interest rates at December 31, 2002 and 2003.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)
For the years ended December 31, 2001, 2002 and 2003

Valuation and Qualifying Accounts

The following table summarizes the changes in accounts receivable, inventory allowances and deferred tax assets for each of the three years in the period ended December 31, 2003:

		Charged to
	Balance at	costs and	Acquisitions		Balance at end of
Description	beginning of period	expenses	(disposals)	Deduction	period
Year ended December 31, 2001
Deducted from asset accounts:
Allowance for doubtful accounts	6,154	851	—	(1,504)	5,501
Allowance for returns	505	60	—	—	565
Reserve for inventory obsolescence	15,141	4,223	—	(455)	18,909
Valuation allowance on NOLs	4,267	964	—	—	5,231

Total	26,067	6,098	—	(1,959)	30,206

Year ended December 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts	5,501	2,821	(151)	(1,195)	6,976
Allowance for returns	565	455	—	—	1,020
Reserve for inventory obsolescence	18,909	4,480	(164)	(1,298)	21,927
Valuation allowance on NOLs	5,231	131	—	—	5,362

Total	30,206	7,887	(315)	(2,493)	35,285

Year ended December 31, 2003
Deducted from asset accounts:
Allowance for doubtful accounts	6,976	2,545	(285)	(1,853)	7,383
Allowance for returns	1,020	584	(120)	(83)	1,401
Reserve for inventory obsolescence	21,927	5,325	(1,967)	(930)	24,355
Valuation allowance on NOLs	5,362	—	—	(1,420)	3,942

Total	35,285	8,454	(2,372)	(4,286)	37,081

Exhibit 8.1

List of Subsidiaries of De Rigo S.p.A.

Name	Country of Incorporation
Vogart Line España S.a.	Spain
De Rigo (UK) Ltd.	United Kingdom
De Rigo Hellas A.E.E.	Greece
De Rigo Deutschland Gmbh.	Germany
Atair Opt. Geräte GesmbH.	Austria
De Rigo France S.a.	France
De Rigo Nederland B.V.	The Netherlands
De Rigo Asia Ltd.	Hong Kong
De Rigo Hong Kong Ltd.	Hong Kong
De Rigo Japan Co., Ltd.	Japan
De Rigo Singapore Pte Ltd.	Singapore
De Rigo U.S.A. , INC.	United States
European Vision Ltd.	United Kingdom
Vantios Group Ltd.	United Kingdom
Dollond & Aitchison Ltd.	United Kingdom
D&A Contact Lenses Ltd.	Jersey
D&A Eyewear Ltd.	United Kingdom
D&A Professional Services Ltd.	United Kingdom
Vantios Ltd.	United Kingdom
Bindi Investment Ltd.	Jersey
General Optica Internacional S.a.	Spain
General Optica Ltd.	United Kingdom
General Optica S.a.	Spain

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

De Rigo S.p.A.

(Registrant)

/s/ Ennio De Rigo

Ennio De Rigo
Chairman of the Board and Chief Executive Officer
Date: June 30, 2004