Form 20-F
period 2004-12-31
DE RIGO SPA
filed 2005-06-28
CIK 1001462

]

As filed with the Securities and Exchange Commission on June 28, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

42,486,776 ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

•	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

Page
Item 17. Financial Statements	71

Item 18. Financial Statements	71

Item 19. Exhibits	72
EXHIBIT 8.1
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1

Accounting Principles and Reporting Currency

     Beginning with the fiscal year ended December 31, 2001, De Rigo S.p.A. (the “Company” and, together with its consolidated subsidiaries, “DeRigo” or the “Group”) has published its Consolidated Financial Statements in Euros (“€” or “Euro”), the official common currency of twelve Member States of the European Union (the “EU”), including Italy. In this annual report, references to “dollars,” “U.S.$” or “$” are to United States dollars and references to “lire” or “Lit.” are to Italian lire. Amounts stated in dollars, unless otherwise indicated, have been translated from Euros at an assumed rate solely for convenience and should not be construed as representations that the Euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from Euros at the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2004 of $1.3538 per €1.00. Such rate may differ from the actual rates used in the preparation of the Consolidated Financial Statements included in Item 18 and dollar amounts used in this annual report may differ from the actual dollar amounts that were translated into Euros in the preparation of such financial statements. For information regarding recent rates of exchange between Euros and dollars and between Italian lire (De Rigo’s historical reporting currency) and dollars, see “Key Information—Selected Financial Data — Exchange Rates” in Item 3.

     The Consolidated Financial Statements included in Item 18 are prepared in conformity with the Italian Civil Code (as amended by Legislative Decree No. 6 dated January 17, 2003 and subsequent amendments and integrations) related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”). These principles differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 19 of Notes to the Consolidated Financial Statements included in Item 18.

     In addition to focusing on the Group’s Italian GAAP results, De Rigo’s management uses certain non-GAAP measures in evaluating the financial performance of the Group and its wholesale and manufacturing and retail business segments. These non-GAAP measures include (a) sales results calculated on a “constant exchange rate” basis that seeks to exclude the impact of fluctuations in currency exchange rates by calculating operating results for both periods being compared on the basis of the exchange rates used for such purpose in the earlier period, (b) income from operations before depreciation and amortization, a commonly-used measure of financial performance which is calculated by adding amortization and depreciation expenses to income from operations, and (c) net financial position, a commonly-used measure of indebtedness which is calculated as being equal to cash and cash equivalents minus the sum of bank borrowings and long-term debt (including the current portion thereof). With respect to 2004, the Group has also calculated comparative results for 2003 excluding the contribution of EID, in order to illustrate the underlying trends in the businesses that continue to part of the Group following De Rigo’s sale of the controlling interest in EID in July 2003 and allowing a comparison of performance on a consistent consolidation basis. In each of these cases, management believes that these alternative, non-GAAP figures, when considered in conjunction with (but not in lieu of) other measures that are calculated in accordance with Italian GAAP, enhance an understanding of De Rigo’s results of operations and those of its business segments. These non-GAAP measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate the financial performance of De Rigo and its business segments and to compare its performance to that of its competitors. The Group’s method of calculating these non-GAAP measures may differ from methods used by other companies in calculating similar measures. In each case in which such a non-GAAP measure is used in this annual report, the most directly comparable GAAP measure is presented with equal or greater prominence and a reconciliation of the non-GAAP measure to such most directly comparable GAAP measure is provided.

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

v

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

SELECTED FINANCIAL DATA

     The following selected consolidated financial data at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been derived from the audited Consolidated Financial Statements included in Item 18. Financial data at December 31, 2002, 2001 and 2000, and for each of the years in the two-year period ended December 31, 2001, have been derived from audited Consolidated Financial Statements not included herein.

     The financial data at December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, should be read in conjunction with “Operating and Financial Review and Prospects” in Item 5 of this annual report, and are qualified in their entirety by reference to the audited Consolidated Financial Statements and Notes thereto included in Item 18.

     The Company’s audited consolidated financial statements, from which the selected consolidated financial data set forth below have been derived, were prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Company’s consolidated net income and stockholders’ equity, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18.

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

	Year Ended/At
	December 31,
						(thousands of
						dollars, except as
		(thousands of euros, except as indicated)				indicated) (1)
	2000 (2)	2001(2)	2002(2)	2003(2)	2004	2004
INCOME STATEMENT DATA
Amounts in accordance with Italian GAAP:
Net sales	€456,602	€505,250	€512,459	€504,801	€514,384	$696,373
Cost of sales	167,613	184,293	203,208	202,040	198,900	269,271
Gross profit	288,989	320,957	309,251	302,761	315,484	427,102
Operating expenses	265,307	289,897	292,524	277,907	286,659	388,079
Income (loss) from operations	23,682	31,060	16,727	24,854	28,825	39,023
Income before income taxes	21,763	27,200	9,769	37,838	27,649	37,431
Income taxes	6,895	6,551	46	14,935	12,737	17,243
Net income (2)	14,136	21,217	10,645	18,478	14,478	19,600
Number of shares and ADS outstanding (3)	44,500,000	44,651,403	44,714,255	44,491,055	42,486,776	42,486,776
Weighted average number of shares and ADS (3)	44,500,000	44,590,060	44,688,415	44,618,230	43,503,858	43,503,858
Net income per Ordinary Share and ADS (2) (4)	€0.32	€0.48	€0.24	€0.42	€0.34	$0.46
Dividends per Ordinary Share and ADS (4)	—	€0.12	€0.13	—	—	—

Amounts in accordance with U.S. GAAP:
Net sales	€456,602	€505,250	€512,459	€504,801	€514,384	$696,373
Net sales from continuing operations	433,161	473,269	481,314	485,192	514,384	696,373
Net income (loss)	13,282	18,249	17,145	24,250	23,039	31,190
Net income (loss) from continuing operations	13,305	18,187	18,383	16,486	23,039	31,190
Diluted number of shares and ADS (3)	44,630,709	45,542,182	45,389,512	45,223,599	44,112,010	44,112,010
Net income per Ordinary Share	€0.30	€0.41	€0.41	€0.54	€0.54	$0.73
Basic earnings per Ordinary Share and per ADS from continuing operations	€0.30	€0.41	€0.41	€0.37	€0.53	$0.72
Diluted earnings per Ordinary Share and per ADS from continuing operations	€0.30	€0.40	€0.41	€0.37	€0.52	$0.71
Dividends per Ordinary Share and ADS	—	€0.12	€0.13	—	—	—

BALANCE SHEET DATA
Amounts in accordance with Italian GAAP:
Total current assets	€166,211	€202,373	€195,483	€156,349	€159,483	$215,908
Property, plant and equipment, net	123,194	128,102	120,905	109,083	108,176	146,449
Total assets	420,802	462,492	439,901	376,887	394,564	534,161
Total current liabilities	196,344	220,813	199,586	123,838	125,637	170,087
Long-term debt, less current portion	1,098	764	696	497	341	462
Total shareholders’ equity	189,374	210,419	212,117	226,884	241,409	326,820
Capital stock	11,491	11,609	11,626	11,626	11,683	15,816

Amounts in accordance with U.S. GAAP:
Total assets	€420,891	€459,479	€450,147	€392,076	€403,569	$546,352
Total current liabilities	196,344	220,813	200,342	123,838	125,637	170,087
Total shareholders’ equity	189,460	206,695	199,470	221,744	235,190	318,400

(1)	The translation of Euros into dollars has been made at the rate of $1.3538 = €1.00, the Noon Buying Rate on December 31, 2004. See “Accounting Principles and Reporting Currency” preceding Part I of this annual report.

(2)	Certain amounts in the Company’s Consolidated Financial Statements for fiscal years ended December 31, 2000, 2001, 2002 and 2003 have been reclassified to conform with the presentation of these amounts in the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2004. See Note 2 of Notes to the Consolidated Financial Statements included in Item 18.

(3)	Number of Ordinary Shares/ADSs.

(4)	Euros/Dollars per Ordinary Share/ADS.

EXCHANGE RATES

     The following table sets forth the Noon Buying Rate for Euros expressed in U.S. dollars per Euro (rounded to the nearest one hundredth of a U.S. cent) for the periods indicated.

Year:	High	Low	Average(1)	At Period End
2000	—	—	0.9207	0.9388
2001	—	—	0.8909	0.8901
2002	—	—	0.9495	1.0485
2003	—	—	1.1411	1.2597
2004	—	—	1.2438	1.3538

Month ending:
December 31, 2004	1.3625	1.3224	—	—
January 31, 2005	1.3476	1.2954	—	—
February 28, 2005	1.3274	1.2773	—	—
March 31, 2005	1.3465	1.2877	—	—
April 30, 2005	1.3093	1.2819	—	—
May 31, 2005	1.2936	1.2349	—	—

(1)	Average of the Noon Buying Rate for Euro for the last business day of each month in the period.

     On June 22, 2005, the Noon Buying Rate for Euros was €1.00 = $ 1.2134 or $1.00 = 0.8241.

     The above rates are given for information only, and may differ from the rates used in the preparation of the Company’s Consolidated Financial Statements included in Item 18.

RISK FACTORS

     Holders and prospective purchasers of the American Depositary Shares (“ADSs”) should consider carefully the factors set forth below, as well as the other information contained in this filing, in evaluating an investment in the ADSs.

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

     The eyewear industry is highly competitive. Some of our competitors have significantly greater financial, distribution and marketing resources, and significantly greater brand awareness, than we do in certain important markets. In addition, there can be no assurance that business and regulatory developments will not encourage the entrance of other direct competitors into our markets, which may adversely affect our business, operating results and financial condition.

The development of vision correction alternatives could harm our business.

     Our future success could depend to a significant extent on the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive, optical surgery. While we do not believe that contact lenses and refractive surgery or other vision correction alternatives will materially adversely impact our business at the present time, there can be no assurance that technological advances in, or reductions in the cost of, vision correction alternatives will not occur in the future, resulting in their more widespread use. Increased use of vision alternatives could result in decreased use of our prescription eyewear products, which could have a material adverse impact on our business, results of operations and financial condition.

Risk Factors Relating to De Rigo

We may not achieve the expected benefits of acquisitions, joint ventures, restructurings or other similar corporate transactions.

     We have engaged in the past and are likely to engage in the future in significant corporate transactions, such as acquisitions, joint ventures and restructurings, the success of which is difficult to predict. In late 1998, we acquired D&A; in 2000, we acquired General Optica and began operations at a joint venture with the Prada Group, which was subsequently terminated in July 2003. There can be no assurance that we will be able to enter into such transactions in the future or integrate our existing acquisitions and joint ventures without encountering administrative, technical, political, financial or other difficulties. There can also be no assurance that we will be able to carry out any such transactions in accordance with our plans, or that we will succeed in realizing any potential synergies, cost savings or other expected benefits.

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

     We have entered into license agreements that enable us to manufacture and distribute prescription eyewear and sunglasses principally under the names Celine, Chopard, Escada, Etro, La Perla, Loewe, Givenchy, Fila Eyes, Furla, Mini and others. In late 2004, we entered into new license agreements under which we will be manufacturing and distributing Ermenegildo Zegna and Jean Paul Gaultier-branded eyewear by the end of 2005. A majority of the sales of our wholesale and manufacturing division in recent years have been attributable to licensed brands, which accounted for 51.7% of such sales in 2004 (55.1% in 2003). These license agreements typically have terms of between one and five years. In 2004, license agreements under which we manufactured and distributed eyewear under the Fendi and Onyx brands expired and were not renewed. We believe that our ability to maintain and negotiate favorable license agreements or alternative arrangements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, our inability to negotiate and maintain satisfactory license arrangements with leading designers could have a material adverse effect on our business, results of operations and financial condition.

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

     We currently operate in many countries and are therefore subject to various risks inherent in conducting business internationally. These risks include: exposure to local economic, political and civil conditions; export and import restrictions; currency exchange rate fluctuations and currency controls; changes in government regulations, including those relating to payments for prescription eyewear; withholding and other taxes on remittances and other payments by subsidiaries, investment restrictions or requirements; and local content laws requiring that certain products contain a specified minimum percentage of domestically-produced components. For example, the appreciation of the Euro against the Pound Sterling in 2002 and 2003 reduced the value in Euro terms of the results of D&A, our British retail chain, while the economic crisis in Argentina led us to divest our former distribution subsidiary in that country. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but may have a significant effect on our business, results of operations, financial condition and prospects.

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

We are defendants in a number of legal proceedings.

     We are defendants in a number of legal proceedings incidental to our business activities. Our pending legal proceedings include various civil and administrative claims and disputes relating to the termination of distributorship agreements, trademarks, tax issues, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. However, we are not able to predict the ultimate outcome of any of the claims against us, and any material damages or other costs imposed on us may be in excess of our existing reserves. Unfavorable outcomes could also require us to make changes in our operations and/or incur additional expenses, which could affect our future profitability.

Since a majority of our outstanding Ordinary Shares are owned by the De Rigo brothers, they exert significant control over the Company and its operations.

     At June 1, 2005, Mr. Ennio De Rigo, the Chairman of the Board of Directors and the Chief Executive Officer of the Company, and Mr. Walter De Rigo, a Director of the Company, together owned approximately 77.2% of the Company’s outstanding ordinary shares (the “Ordinary Shares”). The De Rigo brothers will continue to control the election of the members of our Board of Directors and the outcomes of other matters submitted to a vote of the shareholders. As a result, they will be able to control the Company and its operations. Because a change of control would be difficult to achieve without the cooperation of the De Rigo brothers and our Board of Directors, the holders of the Ordinary Shares and the ADSs may be less likely to receive a premium for their shares upon a change of control of our company.

Risk Factors Relating to the American Depositary Shares

Our share price may be volatile.

     Our share price is likely to fluctuate in the future due to the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including: quarterly variations in actual or anticipated results of our operations; changes in financial estimates by securities analysts; actions or announcements by our competitors; regulatory or legislative actions; market outlook for the fashion sunglasses and prescription eyewear industry generally; departures of our key personnel; and future sales of our ADSs. These broad fluctuations may adversely affect the market price of the ADSs.

Since most of our assets are located outside of the United States, you may face difficulties in bringing and enforcing suits against us.

     Our executive offices are located in Italy and substantially all of our assets are located in Italy, the United Kingdom and Spain. In addition, the De Rigo brothers and all of the members of our management and Board of Directors are citizens of European countries who reside in Europe. As a result, you may not be able to effect service of process outside of the relevant countries upon the Company, our directors or other key personnel.

We may not pay dividends on the ADSs.

     Although dividends may be recommended by our Board of Directors for approval by shareholders at our annual general meeting, we did not pay any dividends in respect of the fiscal year ended December 31, 2004 and have paid dividends only two times in the past five years.

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

Item 4. Information on the Company

HISTORY AND CORPORATE STRUCTURE

     De Rigo is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories and one of the largest optical retailers in Europe through its D&A and General Optica retail chains. Designed in Italy, the Group’s products are distributed in about 80 countries worldwide, primarily in Europe, Asia and the Americas. The Company distributes its products under its own brand names — Police, Sting, Lozza — as well as under the licensed brands Chopard, Escada, Etro, FilaEyes, La Perla, Celine, Givenchy, Loewe, Mini and Furla. In 2004, the Group recorded net sales of €514.4 million and generated net income of €14.5 million.

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

     In early 1995, the Company was converted to its present form as a società per azioni, or corporation limited by shares, organized under the laws of the Republic of Italy. Under its current Statuto, or By-laws, De Rigo S.p.A. has a duration of 45 years, expiring on December 31, 2050.

     Since the late 1990’s, the Group’s expansion has been focused on its entry into the retail optical business through its acquisition of D&A in 1998 and General Optica in 2000 and on the growth of its designer lines, particularly through its 2001 marketing and distribution agreement with the LVMH Fashion Group. The joint venture that De Rigo formed with the Prada Group in 2000 was terminated in July 2003 by mutual agreement of the parties; as a result the Group sold its 51% interest in E.I.D. Eyewear International Distribution S.A. (“EID”) to the Prada Group for total consideration of €12.3 million.

     The Group’s former manufacturing subsidiaries, Dierre S.r.l. (“Dierre”) and Quattro Valli Italian Flair S.r.l. (“Quattro Valli”), were merged into De Rigo S.p.A. in January 2002 and October 2003.

     In 2004, De Rigo signed distribution agreements with Viva International Inc (“Viva”). Viva, based in the U.S., distributes fashion-forward eyewear, including the Guess? and Tommy Hilfiger brands, in more than 50 countries,. As a result of those agreements, De Rigo has become the distributor of some of Viva’s brands (Tommy Hilfigher, Guess? and Gant) in Italy and Greece, while Viva has become the distributor in the United States and Canada of the Group’s licensed brands Escada, Givenchy, Etro, Fila and Furla (and will begin distributing Ermenegildo Zegna-branded eyewear in those markets beginning in late 2005).

     The Company’s license agreement with Fendi expired in 2004 and was not renewed. During 2004 De Rigo signed four new license agreements for the production and worldwide distribution of eyewear under the brands Escada, Chopard, Ermenegildo Zegna and Jean Paul Gaultier. The Group’s initial collections under the Ermenegildo Zegna and Jean Paul Gaultier brands will be introduced in October 2005.

     On October 30, 2004 De Rigo S.p.A. contributed its wholesale distribution and manufacturing operations to a new company, De Rigo Vision S.p.A. (“De Rigo Vision”), a wholly-owned subsidiary. De Rigo S.p.A. retained ownership of the Police, Sting and Lozza brands, which De Rigo Vision now uses under license agreements, as well as its headquarters and manufacturing plants (which De Rigo Vision now rents from De Rigo S.p.A). De Rigo S.p.A. has therefore become a holding company, pursuing its operating activities through its subsidiaries.

     De Rigo’s wholesale and manufacturing segment (“wholesale & manufacturing”) consists of De Rigo Vision, with its foreign distribution subsidiaries Vogart Line España S.A. (“Vogart España”), De Rigo France S.a. (“De Rigo France”), De Rigo UK Ltd. (“De Rigo UK”), De Rigo Hellas A.E.E. (“De Rigo Hellas”), De Rigo Japan Ltd Co. (“De Rigo Japan”) and De Rigo Hong Kong Ltd. (“De Rigo HK”). De Rigo Vision distributes directly certain of the Group’s eyewear lines in the Italian, German and Dutch markets (the Group having sold its interests in its former Dutch and German subsidiaries in 2004), while the subsidiaries noted above distribute certain of the Group’s eyewear lines in Spain, France, the United Kingdom, Greece, Japan and Hong Kong, respectively. In certain other markets, independent distributors distribute the Group’s eyewear lines. The Group also operates as an optical retailer in the United Kingdom through the Company’s subsidiary D&A and in Spain and Portugal through its subsidiary General Optica, which together form the Group’s retail segment (the “retail segment”). See Item 5 “Operating and Financial Review and Prospects” and Notes 3 and 17 to the Consolidated Financial Statements included in Item 18.

     The Company indirectly controls, through De Rigo Vision, 59.3% of Vogart España, 100% of De Rigo France, 100% of De Rigo UK, 81% of De Rigo Hellas, 90% of De Rigo Japan and 80% of De Rigo Hong Kong. The Company indirectly controls 100% of each of D&A and General Optica through European Vision Ltd. and General Optica Internacional Sa, respectively. Each of these companies is an intermediate holding company that is 100% owned by the Company. Each of these companies is incorporated under the laws of its principal place of business

     Mr. Ennio De Rigo, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Walter De Rigo, a Director of the Company, own 77.2% of the Company’s outstanding Ordinary Shares (primarily through De Rigo Holding B.V. (“De Rigo Holding”)). The De Rigo brothers established De Rigo Holding to hold and manage their interests in the Company and to make investments in other industrial sectors in which they participate, and also hold a small percentage of the Company’s Ordinary Shares directly. See Item 7 “Major Shareholders and Related Party Transactions” and Note 2 of Notes to the Consolidated Financial Statements included in Item 18.

     The Company’s registered office and the Group’s principal executive offices are located at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy, approximately 110 kilometers north of Venice and 15 kilometers north of Belluno in the Veneto region of northeast Italy. The telephone number of the Company’s principal executive office is (39)(0437) 77 77.

BUSINESS OVERVIEW

     De Rigo is a worldwide leader in the design, manufacture and marketing of high-quality eyewear in the mid- and premium-price categories and one of the largest optical retailers in Europe through its D&A and General Optica retail chains. Currently, and for the year ended December 31, 2004, the Group has divided its activities into two distinct segments:

•	Wholesale and Manufacturing consists of the design, manufacturing, marketing and distribution of high-quality eyewear to opticians in Italy, Germany and the Netherlands and to independent distributors and opticians through the Group’s distribution subsidiaries in other markets. This segment furnishes eyewear to the Group’s other business units, to which the wholesale and manufacturing segment makes sales at prices that include a markup designed to compensate the unit for its manufacturing activity.

•	Retail consists of the sale of optical frames and lenses for prescription eyeglasses and fashion sunglasses (as well as contact lenses and other optical products), together with the provision of related professional consulting and aftercare services, through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

     In prior years, the Group included a third segment for financial reporting purposes.

•	EID was the segment consisting of the Group’s former joint venture with the Prada Group, which conducted product development, marketing and distribution activities related to Prada-branded eyewear, including that sold under the Miu Miu, Helmut Lang and Jil Sander brand names. This joint venture was terminated in July 2003 by mutual agreement of the parties and as a result the Group sold its 51% interest in EID to the Prada Group. Accordingly, the data for the former EID segment presented in the tables below and elsewhere in this annual report includes the results of EID only for the period through the Group’s disposal of its interest as of July 23, 2003.

     The following table sets forth De Rigo’s sales by business segment for each of the years indicated.

Sales by Business Segment
(in millions of Euros)

	2002	2003	2004
Wholesale and Manufacturing	€141.1	€136.2	€134.5
Retail	359.6	361.5	389.8
EID	31.2	19.8	—
Intersegment Eliminations	(19.4)	(12.7)	(9.9)

Total	€512.5	€504.8	€514.4

     The following table sets forth the percentage of the sales of the wholesale and manufacturing segment attributable to sales of De Rigo’s owned brands and licensed brands (including Prada products marketed by EID prior to De Rigo’s disposal of its interest in EID in July 2003) for each of the years indicated.

Sales of Owned Brands and Licensed Brands by Wholesale and Manufacturing Segment

	2002	2003	2004
Owned brands	42.1%	42.0%	46.1%
Licensed brands	54.8%	55.1%	51.7%
Other	3.1%	2.9%	2.2%

Total	100.0%	100.0%	100.0%

     The following table sets forth sales of the prescription eyewear and sunglasses marketed by the Group (in units, and as a percentage of unit sales of eyewear) in each of the years indicated:

Unit Sales of Eyewear Marketed by De Rigo
(in thousands)

	2002		2003		2004
Sunglass Unit Sales	3,040	55.3%	2,931	54.3%	2,599	50.9%
Prescription Eyewear Unit Sales	2,457	44.7%	2,462	45.7%	2,511	49.1%

Total Unit Sales	5,497	100.0%	5,393	100.0%	5,110	100.0%

     In 2004, sales in Europe accounted for 90.8% of the Group’s total net sales, with 7.7% of the total being attributable to sales in the rest of the world and the remaining 1.5% to sales in the Americas. The following table sets forth the Group’s net sales by geographic region during each of the periods indicated. See also Note 17 of Notes to the Consolidated Financial Statements included in Item 18.

Net Sales by Geographic Region
(in millions of Euros)

	2002		2003		2004
Europe	€463.9	90.5%	€453.9	89.9%	€466.8	90.8%
Rest of the World	36.6	7.2%	39.0	7.7%	39.7	7.7%
Americas	12.0	2.3%	11.9	2.4%	7.9	1.5%

Total net sales	€512.5	100.0%	€504.8	100.0%	€514.4	100.0%

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

     De Rigo manufactures over 2,500 models of sunglasses and prescription eyeglass frames. Historically, De Rigo concentrated primarily on the design, production and sale of high-quality,

fashionable sunglasses. Sales of sunglasses bearing brands owned by or licensed to the Group represented 46.8% of the Group’s unit sales of eyewear in 2004, as compared with 49.1% in 2003, with the Group’s branded prescription eyewear representing 30.6% and 29.9% of unit sales, respectively, in 2004 and 2003. Sales of eyewear bearing brands that do not belong (or are licensed) to the Group through the retail segment represented the remaining 22.7% of De Rigo’s unit sales of eyewear in both 2004 and 2003. Generally, the eyewear sold under each of the Group’s brands, both its owned brands and those licensed from third parties, include collections of both sunglasses and prescription eyewear. The Group’s two core brands, Police and Sting, together represented approximately 37.8% and 31.6% of its total eyewear unit sales in 2004 and 2003, respectively, whereas De Rigo’s designer lines as a group represented approximately 27.7% and 38.9% of total unit sales, respectively.

     Owned Brands

     Eyewear bearing the Group’s owned brands, and conceived and realized by De Rigo, are sold in all of its principal markets. A detailed description of the Group’s most noteworthy owned brands, Police, Sting, and Lozza, follows.

     Police. The first of the Group’s core brands, was launched in 1983 and was created with the goal of selling an entire range of models associated with a single strong brand image, introducing in Europe a product based on a depiction of an “aggressive urban” American lifestyle. The strength of the brand has always been in using its solid experience and applying it to the very latest fashion trends. From 1999 to 2003, Bruce Willis and George Clooney served as spokespersons for the Police brand. Since 2004, the Real Madrid and England soccer star David Beckham has been the brand’s worldwide spokesperson, having previously represented the brand in the United Kingdom and Japan.

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

     FilaEyes. A brand comprised primarily of sports/fashion sunglasses and sports shields. FilaEyes aims to satisfy a broad range of different tastes and needs, from lightweight, curved-wrap, metal-framed models to resistant, high-performance models.

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

     Mini. The BMW Group’s Mini brand is both a trendsetter and an automotive legend. The design and materials of the new range of Mini sunglasses are innovative, almost futuristic. Made of light, high-quality metal and plastic, the models’ appeal lies in their shape and color.

     Chopard. Recognized worldwide for its watch and jewelry collections as well as its Haute Joillerie creations, Chopard was founded in Switzerland in 1860. The sunglasses and eyewear included in the collection fully express Chopard‘s brand identity, standing out for their design and quality, with a powerfully distinctive look.

     Escada. The collection is sensual and sophisticated. Color is the main hallmark of Escada. The luxury is interpreted with innovation esprit and freshness. Escada is “joie de vivre”, quality and attention to detail, for a unique and elegant feminine look.

     In 2004, De Rigo signed distribution agreements with Viva, a U.S. company that distributes fashion-forward eyewear, including the Guess? and Tommy Hilfiger brands, in more than 50 countries,. As a result of those agreements, De Rigo has become the distributor of some of Viva’s brands (Tommy Hilfigher, Guess? and Gant) in Italy and Greece, while Viva has become the distributor in the United States and Canada of the Group’s licensed brands Escada, Givenchy, Etro, Fila and Furla (and will begin distributing Ermenegildo Zegna-branded eyewear in those markets beginning in late 2005).

DESIGN AND MANUFACTURING

     Every year, the Group introduces two new collections for each of its owned and licensed brands: one for eyeglasses launched in May in conjunction with MIDO (the major world eyewear exposition in Milan), and one for sunglasses each summer. Both collections include new models, as well as the models that enjoyed the greatest success the previous year. In 2004, new models represented roughly 75% of each collection. It takes about 10 months to develop a new collection, a process that includes design, creation of prototypes, and production.

     Design

     The Group believes that its competitive strengths include the variety of its models’ designs and the breadth of its prescription eyewear and sunglasses product lines. The design team responsible for this broad array of styles includes approximately 27 members, consisting of designers and prototype engineers; De Rigo’s design team also collaborates with external designers. Working very closely with the Group’s marketing team, which monitors demand for the Group’s current models as well as general style trends in eyewear, the designers devise new styles utilizing novel forms, materials, and colors. In developing new collections for the Group’s licensed brand names, the De Rigo design team works in close contact with the designer’s own creative staff, who make suggestions based on the current styles of the designer’s clothing and accessories, thus ensuring aesthetic coherence among the designer’s various collections.

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

     De Rigo maintains flexibility and capacity in manufacturing by using specialized subcontractors for various production functions (production of frame components and details, galvanizing and coloration, assembly, finishing and production of accessories). Typically, the Group supplies subcontractors with the primary material and components so as to optimize quality control. Moreover, Group technicians regularly visit the subcontractors’ facilities to monitor production quality and verify the promptness of deliveries. In 2004, the Group produced approximately 57 % of its production requirements internally, as compared with approximately 60% in 2003. In 2005, the Group expects again to subcontract approximately 35% to 45% of its production requirements to third parties.

MARKETING AND DISTRIBUTION

     Marketing

     As a result of the Group’s expansion and its increased focus on designer brands and retail operations, management has decided to increase De Rigo’s marketing expenditures, while at the same time integrating and redefining the Group’s various marketing activities so as to meet the challenges of an increasingly competitive global market. In doing so, management is working to transform De Rigo’s marketing operation from one traditionally focused on sales support activity such as point of sale material and consumer advertising into an increasingly strategic part of the Group that is focused on brand management. The necessary integration of marketing activities, including the selection of the frames to be included in each brand’s collection, is followed by the development and implementation of a strategy focused on the correct positioning of each of the Group’s brands in each of the Group’s markets around the world, with differentiated distribution and pricing.

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

     In Italy, De Rigo advertises its products in the principal fashion publications and magazines of national interest and sometimes on billboards and television. De Rigo also provides opticians with promotional and marketing material, including posters, show cards and displays. Outside of Italy, the Group uses similar channels and exercises a similar degree of control over its marketing message in those countries in which it operates directly or through affiliated distribution subsidiaries. In contrast, in countries where the Group operates through independent distributors, De Rigo generally defers to the judgment of those distributors as to which of the Group’s products should be marketed in the areas they cover. In some cases, however, De Rigo takes part in planning the independent distributor’s marketing budget, and, after approving the budget, contributes towards the distributor’s marketing expenses.

     Retail. D&A and General Optica’s marketing consists of national television, radio and print media in their respective home markets. The individual retail stores themselves are responsible for campaigns to attract customers to a particular retail store. In this manner, the stores generate direct contact with the client base and develop personal rapport with customers, with the ultimate goal of educating customers about new products and services and encouraging more frequent replacement of eyewear. D&A and General Optica also maintain and periodically update extensive customer databases, which currently contain information on approximately 4.5 million and 1.5 million clients who bought products or services from the respective companies’ chains in the last five years.

     Distribution

     The Group distributes its manufactured products through its network of sales representatives in Italy and the countries in which its distribution subsidiaries are based, through independent distributors and through the D&A and General Optica retail stores in the United Kingdom, Spain and Portugal (which also sell eyewear from other manufacturers). De Rigo is present in over 80 countries and its products are sold in over 40,000 retail stores. As part of its strategy, the Group maintains strict control over its distribution network. The Group’s eyewear lines are sold through independent opticians, optical retail chains and optical specialty stores, including, in certain markets, sunglass specialty chains such as Sunglass Hut and Solaris. In addition, the Group’s fashion sunglass lines are sold in certain markets through major department stores with large optical departments, such as Harrods, Selfridges and House of Fraser in England and Galleries Lafayette and Printemps in France. In order to preserve the integrity of its brand images, the Group encourages sales of its eyewear exclusively through quality retail stores at suggested manufacturer’s retail prices, makes every lawful effort to prevent discounting of its products, and discourages any manner of sale that would degrade its products’ brand images.

     Wholesale and Manufacturing Segment

     Italy. In the fragmented Italian retail eyewear market, the Group distributes its products through its network of sales representatives, who currently have an aggregate of approximately 6,000 customers selling through roughly 7,200 points of sale. As of December 31, 2004, the Group had approximately 66 sales representatives in Italy. Each sales representative is assigned to a particular territory within Italy for which he is the exclusive representative for certain of the Group’s eyewear lines. Customers either order eyewear from their sales representatives or directly from the Group. Each sales representative works exclusively for the Group and is paid on a commission basis for sales within their respective territories.

     The Group believes that this method of distribution has been effective, particularly with respect to its Police and Sting brands, and has enabled the Group to achieve a high degree of penetration of the Italian market.

     Export — International Distribution Network. The Group’s international distribution network, comprised of its distribution subsidiaries and its direct distribution activities in certain markets, is a key element of its distribution strategy. The Group believes that distributing through its own direct sales network enables it to manage better the image of its brands, sales efforts and customer service activities in the relevant markets. The Group generally seeks to establish direct distribution activities only in markets where it believes that direct control would be most effective in implementing its marketing strategy. As of December 31, 2004, there were distribution networks in Germany, Spain, France, the Netherlands, the United Kingdom, Greece, Japan Hong Kong and Taiwan.

     The international distribution network has the exclusive right to distribute certain of the Group’s brands within a designated territory. As of December 31, 2004, the Group’s distribution network employed approximately 78 sales representatives.

     Export — Independent Distributors. Outside of Italy, the United Kingdom, Spain, Portugal and countries covered by the international distribution network, the Group sells its sunglasses and prescription eyeglass frames through independent distributors in approximately 70 countries. Pursuant to distribution agreements with the Group, these distributors also have the exclusive right to sell certain of the Group’s lines in designated territories. A distributor may sell one or more of the Group’s lines within its territory, depending on the terms of the relevant distribution arrangement. The Group maintains close contact with the independent distributors in order to monitor sales in the relevant markets. Almost all orders for eyewear are given to the Group by the distributor, and the Group ships the ordered goods to the distributor, who then delivers them to the retailer. Prices of the

Group’s exported products generally are fixed in Euro and vary from market to market, subject to adjustment for shipping costs and customs duties.

     The sales of the Group’s wholesale and manufacturing segment, including sales to the other segments, totalled €134.5 million in 2004, as compared with sales of €136.2 million in 2003.

     Retail Segment

     The Group’s retail business consists of the sale of optical frames and lenses for prescription eyeglasses and fashion sunglasses (as well as contact lenses and other optical products), together with the provision of related professional consulting and aftercare services, through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

     Dollond & Aitchison

     In December 1998, the Group acquired 100% of the British optical chain Dollond & Aitchison. D&A is the longest established optician in the United Kingdom, having been founded in 1750. This long heritage has allowed D&A to develop a strong reputation for the quality of its professional eyecare services, and every year D&A recruits around 50 new graduate optometrists for its graduate training program. D&A operates a retail network across the United Kingdom with 235 company owned stores and 140 franchised stores as at June 1, 2005.

     Retail sales through D&A totalled €248.9 million in 2004 and comprised 48.4% of the Group’s total sales compared with sales of €230.8 million (45.7% of total sales) in 2003. In 2004, De Rigo products — mostly eyeglass frames — accounted for approximately 28.9% of D&A’s total revenues from eyeglass sales, up from 22.9% in 2003. Management believes that De Rigo’s inhouse design expertise allows D&A to bring the latest innovations on product to market ahead of its competitors. D&A is one of the largest retail optical chains in the United Kingdom, with a market share of approximately 8.5%.*

     D&A is positioning itself to reinforce its service platform and is investing significantly in training to differentiate itself from its main competitors, who focus on price and speed. The level of customer service is measured through a “mystery shopper” program and during 2005 a new measure of customer service for individual employees is being introduced. Both of those measures provide feedback for stores to help D&A’s staff continuously improve the experience for customers. The focus on service is backed up by high quality product ranges, particularly in relation to eyeglass lenses and contact lenses, where the mix of higher added value products continues to increase. A key part of D&A’s service offering is the unique Styleyes consultation service, which helps customers find the right eyewear to suit their face shape. D&A’s Contact Lenses by Post service delivers contact lenses direct to the customer’s door.

     D&A’s high quality products are competitively priced and backed up by regular promotions to encourage multiple purchases (including of contract lenses and sunglasses). D&A is in the process of implementing a new brand identity to reinforce its focus on service, having converted approximately 30% of its stores to the new look by the end of May 2005.

     General Optica

     General Optica is the leading optical chain in Spain. In February 2000, General Optica became part of the De Rigo Group. See Note 3 of Notes to the Consolidated Financial Statements included in Item 18.

*	All market share data in this annual report is as of 2002, the most recent year for which such data is available from public sources, and is taken from the 2003/2004 editions of the Jobson L.L.C. European Optical Industry Economic Review.

     At June 1, 2005, General Optica’s network of stores consists of 143 directly owned stores in Spain, 10 in Portugal and 20 stores in Spain under franchising agreements. Although the name General Optica is well known throughout Spain thanks to its tradition in the sector since the company’s foundation in 1958, its retail stores are primarily located in northern and eastern Spain, particularly Catalonia, the Basque Country, Asturias and Galicia. General Optica’s recent expansion has increased its presence in new areas of Spain, as well as those in which it previously maintained only a minimal presence. General Optica retail stores share a common storefront and interior design, rendering them easily recognizable to consumers. Typically, General Optica stores are positioned in the principal shopping districts of major Spanish cities. As in the case of D&A, management believes that General Optica’s success is based on the professionalism of its staff, the quality and variety of its products and services and a comprehensive program of guarantees designed to ensure customer satisfaction. In contrast to D&A, General Optica offers service within an hour for certain styles of lenses in some of its stores.

     General Optica posted sales of €140.9 million (or 27.4% of the Group’s total net sales) during 2004, as compared with sales of €130.7 million (or 25.9% of total sales) in 2003.

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

     General Optica benefits from a highly qualified team of professionals who receive ongoing training, employing approximately 1,450 dedicated individuals who can offer customers excellent service.

     The stores that form part of General Optica’s retail network employ management software designed to provide high levels of quality and speed in their delivery of services. This information system is capable of identifying trends in customer demand, so that the range of products on offer in the stores may be adapted to customer needs.

     As a company that is expanding, General Optica plans to acquire or open additional new stores in Spain and Portugal within the next three years, seeking to further consolidate the leading position that it holds in Spain. General Optica estimates that it has a share of approximately 10.0% of the Spanish optical market.

     General Optica also has established itself as a company that is sensitive to the needs of the communities it serves. Through campaigns conducted in its network of eyecare centers, it has succeeded in increasing awareness of eye-related problems in Spain, collecting used glasses for distribution to underprivileged groups and providing support for collaborative ophthalmology projects via non-governmental organizations in developing countries, which have received recognition from important national organizations.

COMPETITION

     De Rigo believes that its quality of products, its control over all aspects of production, its range of designer brand names, and its carefully selected network of distributors position the Company to compete successfully in the mid- to premium-price categories of the eyewear product market.

     The eyewear industry is highly competitive and fragmented. As the Group has historically marketed its products primarily in Italy and the rest of Europe and Asia, it competes with different companies in different markets. The Group believes that its principal competitors in its major geographic markets include Luxottica (Chanel, Prada, Donna Karan, Vogue, Persol, Versace, Ray Ban, Killer Loop and Revo brands), Oakley (Oakley brand), Safilo (Gucci, Diesel, Dior, Armani and Polo brands), Marchon (Calvin Klein and Fendi brands) and Marcolin (Dolce & Gabbana and Replay brands).

     In the retail distribution markets of the United Kingdom, Spain, and Portugal, De Rigo competes against national and international chains as well as independent opticians. Among the chain stores, the Group believes that its principal competitors are Specsaver, Boots the Optician, Vision Express and Optical Express in the United Kingdom, Multiopticas, Visionlab and Optica 2000 in Spain, and Multiopticas in Portugal.

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

     Tax Benefits

     The Vajont Relief Program provided that new businesses located in the areas affected by the Vajont dam catastrophe would receive a ten-year exemption, beginning on the date of commencement of their operations, from the national corporate income tax (Imposta sui Redditi delle Persone Giuridiche, or “IRPEG”, then levied at a rate of 36%) and the local income tax (Imposta Locale sui Redditi, or “ILOR”, then levied at a 16.2% rate). The program’s tax benefits were repealed in December 1993. However, the Italian Government specified that those companies that had already accrued the right to the tax exemptions as of January 1, 1994, which included Dierre and Quattro Valli, could continue to enjoy the tax exemptions through the expiration of their respective ten-year periods. In 1998, the Italian Government eliminated the ILOR tax along with certain other minor taxes, replacing them with the new Regional Tax on Productive Activities (Imposta Regionale sulle Attività Produttive or “IRAP”), which is currently levied at a 4.25% rate. Companies that had benefited from an exemption from ILOR continue to enjoy equivalent tax benefits with respect to the new IRAP tax. See Note 11 of Notes to the Consolidated Financial Statements included in Item 18.

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

     The Group also sells products pursuant to license agreements or other arrangements under the following trademarks: Celine, Chopard, Escada, Etro, Fila Eyes, Givenchy, La Perla, Loewe, Mini and Furla. The company, by the end of 2005, will start to sell products under the trademarks Ermenegildo Zegna and Jean Paul Gaultier . De Rigo’s license agreements have terms ranging from one to five years, and some of the licenses limit De Rigo’s right to market and sell products with competing brand names and/or limit the markets in which it is able to use the licensed brands. Early termination or non-renewal of some or all of its license agreements or arrangements could have a material adverse effect on the Group’s operations, since sales of eyewear under such brand names and trademarks represent a material percentage of the Group’s net sales. In 2004, license agreements under which the Group manufactured and distributed eyewear under the Fendi and Onyx brands expired and were not renewed. See “Risk Factors — Our business is very dependent on our ability to negotiate and maintain favorable license arrangements.” in Item 3 and “— Products”.

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

SEASONALITY AND AVAILABILITY OF RAW MATERIALS

     In 2004, 50.9% of the Group’s unit sales consisted of sunglasses, for which the peak sales period at the wholesale level is during the first four months of the year. Historically, this factor has tended to cause the Group to record a higher proportion of its revenues during the first half of the year. However, the increase over time in the percentage of the Group’s sales represented by prescription frames, which are not subject to seasonal peaks, has mitigated and is expected to continue to mitigate the seasonality of the Group’s sales as a whole. The seasonality of sales of sunglasses and the timing of the launch of new fashion collections has generally had the effect of increasing the Group’s marketing expenses during the second and third quarters of the year.

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

DESCRIPTION OF PROPERTY

     The general location, use and approximate size of the principal properties used by the Group as of December 31, 2004 are set forth below.

		Total Area
Location	Use	(in square meters)
Longarone (BL), Italy	Group headquarters, manufacturing facility and distribution center	16,345
Longarone (BL), Italy	Manufacturing facility	3,594
Longarone (BL), Italy	Manufacturing facility	1,213
Limana (BL), Italy	Manufacturing facility	5,750
Barcelona, Spain	Distribution center	650
Barcelona, Spain	General Optica head office	2,139
Barcelona, Spain	General Optica warehouse	523
Barcelona, Spain	General Optica warehouse	1,640
Barcelona, Spain	General Optica warehouse	2,612
Barcelona, Spain	General Optica training center	820
Martignat, France	Distribution center	1,144
Watford, United Kingdom	Distribution center	279
Athens, Greece	Distribution center	300
Birmingham, United Kingdom	D&A head office	1,593
Birmingham, United Kingdom	Training center	924
Birmingham, United Kingdom	Distribution center	2,435
Hong Kong, China	Distribution center	324
Hong Kong, China	Supply chain service center	64
Tokio, Japan	Distribution center	718
Osaka, Japan	Sales office	110

     At June 1, 2005, the Group also owned and operated 235 retail stores with an average retail area of 95 square meters in the United Kingdom and 143 retail stores in Spain and 10 retail stores in Portugal, which have an average retail area of 181 square meters. As of the same date, D&A owned a freehold interest in 49 of its properties and General Optica owned a freehold interest in 38 of its properties. Almost all of the Group’s other retail properties (as well as the land on which its owned stores are located) are leased. All of the listed properties located in Italy are owned by the Group, except the smaller of the two manufacturing facilities in Limana, which is leased from third parties. All of the listed properties located outside Italy and the United Kingdom are leased by the Group pursuant to long-term leases.

     The Group believes that its current facilities are suitable for its needs and are well-maintained. See “— Design and Manufacturing — Manufacturing”. De Rigo completed construction of a new plant in Longarone in January 2002.

Item 5. Operating and Financial Review and Prospects

CRITICAL ACCOUNTING POLICIES

     Our discussion of the Group’s results of operations and liquidity and capital resources in respect of the fiscal years ended December 31, 2002, 2003 and 2004 is based on the Company’s audited Consolidated Financial Statements and the related Notes thereto included in Item 18. These financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and shareholders’ equity, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18.

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

     The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing De Rigo’s financial statements and the following discussion of its results of operations and liquidity and capital resources. De Rigo believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements included in Item 18.

     Accounting for Long-lived Assets. Property, plant and equipment and purchased intangible assets other than goodwill are recorded at either historical cost or revalued amounts. If such assets are acquired in a business combination, the purchase price is allocated to the estimated fair value of the acquired property, plant and equipment and intangible assets. Property, plant and equipment and intangible assets are depreciated or amortized on a straight-line basis over their estimated useful lives.

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

     Allowance for Doubtful Accounts. The Company makes ongoing estimates relating to the collectibility of accounts receivable and maintains a reserve for estimated losses resulting from the inability of customers to make required payments. In determining the amount of the reserve, management considers the historical level of credit losses and makes judgments about the creditworthiness of significant customers based on ongoing credit evaluations. This ongoing evaluation considers such factors such as the overall economic climate, regional strengths and weaknesses, legal rights and historical relations, among others. Historically, losses from uncollectible accounts have not exceeded the reserves. Since management cannot predict future changes in the financial stability of customers, the actual amount of future uncollectible accounts may differ from management’s estimates. If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event the Company determined that a smaller or larger reserve was appropriate, a credit or a charge to selling and administrative expense would be recorded in the period in which such determination is made.

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

     Inventory obsolescence. The Company has adopted uniform policies across its business to assist management in the identification, valuation and treatment of inventory that is not current or could otherwise be considered obsolete. The identification of this inventory is subject to certain judgments, such as the aging profile of the inventory, the estimated selling prices of the inventory in an other than retail environment, the estimated costs to dispose of the inventory, the overall impact on the associated brand of disposing of the inventory at an off retail price and the requirement of our licensing and branding agreements to maintain replacement inventory. Our ability to manage our inventory levels, and thus our overall requirements for an obsolescence reserve, are also highly dependent on several factors, some of which are not in our control, such as the overall economic environment, changes in tastes and fashion trends and of the market pressure. Management responds to these factors and others on an ongoing basis, adjusting procurement, delivery and manufacturing schedules on a continual basis in order to maintain an optimal balance between inventory, sales and forecasts. Changes to these assumptions or responses could require an increase or decrease in the inventory reserves in the future, resulting in additional expense or income being recognized in the income statement.

     Other Significant Estimates. The application of Italian GAAP requires management to make other estimates and assumptions. For example, as discussed in more detail in Note 12 of the Consolidated Financial Statements included in Item 18, accounting for pension and other post-retirement and post-employment benefits requires estimates of future returns on plan assets and expected increases in compensation levels.

RESULTS OF OPERATIONS

     Overview

     De Rigo posted consolidated net sales of €514.4 million for 2004, a 1.9% increase as compared with last year. Cost of sales decreased by 1.5% to €198.9 million or 38.7% of total net sales, in 2004, from €202.0 million, or 40.0% of net sales, in 2003. Operating expenses increased by 3.2% to €286.7 million, or 55.7% of total net sales in 2004, as compared to €277.9 million, or 55.1% of net sales, in 2003. Income from operations increased by 15.7% to €28.8 million, or 5.6% of total net sales, in 2004, from €24.9 million, or 4.9% of net sales, in 2003. The increase in the Group’s operating income was primarily attributable to the improvement in income from operations in the wholesale and manufacturing segment, both in absolute terms and as a percentage of sales, that was itself due to higher gross margins and the expense reductions discussed in more detail below. Financial and other items contributed net expenses of €1.2 million in 2004, as compared to net income of €13.0 million in 2003, when this item primarily reflected the capital gain of €11.8 million realized on the sale of Group’s interest in EID. Net income decreased by 21.6% to €14.5 million in 2004 from €18.5 million in 2003 and represented 2.8% of net sales, as compared with 3.7% last year. Earnings per share were €0.34, a decrease of 19.0% as compared with €0.42 per share in 2003. Each of these items is analyzed in more detail in the comparison of the Group’s 2003 and 2004 results appearing below.

     The following table sets forth certain income statement data expressed as a percentage of the Group’s consolidated net sales for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
Net sales	100.0	100.0	100.0
Cost of sales	39.6	40.0	38.7
Gross profit	60.4	60.0	61.3
Operating expenses	57.1	55.1	55.7
Income (loss) from operations	3.3	4.9	5.6
Income taxes	0.0	3.0	2.5
Net income	2.1	3.7	2.8

     Distribution Channels

     Net sales consist primarily of (i) retail sales by the Group to customers of its British optical retail chain D&A and its Iberian optical retail chain General Optica; (ii) sales by the Group to opticians in Italy, and through its international distribution network located in major European markets and the Americas to retailers in those markets; and (iii) export sales by the Group to independent distributors. For the period prior to the Group’s divestiture of its interest in July 2003, sales by EID of Prada-branded eyewear to opticians, independent distributors and the Prada retail network in major markets worldwide, were also included in net sales.

     Retail sales made by D&A and General Optica, subsidiary sales and direct sales to opticians, due to the various markups included in such sales, generate a greater contribution to net sales than that of sales to independent distributors. Retail sales are made at prices that include the retailer markup. Subsidiary sales are made at prices that include the customary distributor markup, taking into account commissions paid to the distribution subsidiaries’ sales representatives. Sales to opticians are made at prices that include a markup that takes into account commissions paid to the Group’s sales representatives. Sales to independent distributors, however, are made at prices that exclude distributor and retailer markups. As a result, changes in the relative contributions of the various distribution channels to net sales will affect the average price per unit sold by the Group. For example, an increase in the proportion of sales to independent distributors will result in a decrease in the average price per unit sold, while an increase in the proportion of subsidiary sales will result in an increase in the average price per unit sold. Conversely, the Group’s cost of sales per unit is unaffected by the distribution channels through which such units are sold. Consequently, changes in the relative contributions of the distribution channels to net sales will affect the Group’s gross margin. However, operating expenses are higher for retail sales, subsidiary sales and sales to opticians than for sales to independent distributors, since operating expenses include commissions, advertising and promotion expenses, other selling expenses and general and administrative expenses. Thus, while the gross margin on retail sales, subsidiary sales and sales to opticians may be significantly higher than the gross margin on sales to independent distributors, this difference in gross margin may not translate into a comparable difference in profitability. Accordingly, management believes that the Group’s operating margin, which is net of both cost of sales and operating expenses, is more indicative of the profitability of the Group’s sales.

     Business Segments

     Currently, and for the year ended December 31, 2004, the Group has divided its activities into two distinct segments:

•	Wholesale and Manufacturing consists of the design, manufacturing, marketing and distribution of high-quality eyewear to opticians in Italy, Germany and the Netherlands and to independent distributors and opticians through the Group’s distribution subsidiaries in other markets. This segment furnishes eyewear to the Group’s other business units, to which the wholesale and manufacturing segment makes sales at prices that include a markup designed to compensate the unit for its manufacturing activity. This segment includes De Rigo Vision S.p.A. and all of the distribution subsidiaries in which it holds a controlling interest.

•	Retail consists of the sale of optical frames and lenses for prescription eyeglasses and fashion sunglasses (as well as contact lenses and other optical products), together with the provision of related professional consulting and aftercare services, through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

In prior years, the Group included a third segment for financial reporting purposes.

•	EID was the segment consisting of the Group’s former joint venture with the Prada Group, which conducted product development, marketing and distribution activities related to Prada-branded eyewear, including that sold under the Miu Miu, Helmut Lang and Jil Sander brand names. This joint venture was terminated in July 2003 by mutual agreement of the parties and as a result the Group sold its 51% interest in EID to the Prada Group. Accordingly, the data for the former EID segment presented in the tables below and elsewhere in this annual report includes the results of EID only for the period through the Group’s disposal of its interest as of July 23, 2003.

     Non-GAAP Measures

     In addition to focusing on the Group’s Italian GAAP results, De Rigo’s management uses certain non-GAAP measures in evaluating the financial performance of the Group and its wholesale and manufacturing and retail business segments. These non-GAAP measures include (a) sales results calculated on a “constant exchange rate” basis that seeks to exclude the impact of fluctuations in currency exchange rates by calculating operating results for both periods being compared on the basis of the exchange rates used for such purpose in the earlier period, (b) income from operations before depreciation and amortization, a commonly-used measure of financial performance which is calculated by adding amortization and depreciation expenses to income from operations, and (c) net financial position, a commonly-used measure of indebtedness which is calculated as being equal to cash and cash equivalents minus the sum of bank borrowings and long-term debt (including the current portion thereof). With respect to 2004, the Group has also calculated comparative results for 2003 excluding the contribution of EID, in order to illustrate the underlying trends in the businesses that continue to part of the Group following De Rigo’s sale of the controlling interest in EID in July 2003 and allowing a comparison of performance on a consistent consolidation basis. In each of these cases, management believes that these alternative, non-GAAP figures, when considered in conjunction with (but not in lieu of) other measures that are calculated in accordance with Italian GAAP, enhance an understanding of De Rigo’s results of operations and those of its business segments. These non-GAAP measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate the financial performance of De Rigo and its business segments and to compare its performance to that of its competitors. The Group’s method of calculating these non-GAAP measures may differ from methods used by other companies in calculating similar measures. In each case in which such a non-GAAP measure is used in this annual report, the most directly comparable GAAP measure is presented with equal or greater prominence and a reconciliation of the non-GAAP measure to such most directly comparable GAAP measure is provided.

     Unaudited First Quarter Sales Results

     De Rigo posted net sales of €130.9 million for the first quarter of 2005, a decrease of 6.0% as compared with the same period last year. As illustrated in the table below, foreign currency translation differences had a negative effect of 1.1% on consolidated net sales, particularly with regard to the translation into Euro of sales made in Japanese Yen, Pounds Sterling and Hong Kong Dollars, as the average exchange rate for these currencies in the first quarter of 2005 was less favorable to the Group than that during the first quarter of 2004.

     The Group’s consolidated net sales of €130.9 million in the first quarter of 2005 were broken down as follows: eyewear sales of €60.2 million, lens sales of €39.6 million, contact lens sales of €18.7 million and other sales and revenues of €12.4 million, as compared with sales of €65.6 million, €42.0 million, €18.6 million and €13.0 million, respectively, for the first quarter of 2004.

     Analyzing consolidated net sales by geographic area, net sales in Europe amounted to €118.1 million, a decrease of 6.7%, primarily as a result of lower sales through the Group’s retail companies and a decline in wholesale sales in certain markets. Net sales in the Rest of the World increased by 7.9% to €10,9 million, reflecting the Group’s positive results in the Far East. Net sales in the Americas amounted to €1.9 million, a decrease of 24.0%, primarily as a result of lower sales in the US market.

     De Rigo’s overall consolidated net sales results reflected the contribution of each of the Group’s business segments, as detailed in the table below:

SALES BY BUSINESS SEGMENT (Euro in millions)
(including reconciliations of non-GAAP measures)

				1Q 2005
				Effect of	1Q 2005
				application of	Sales at constant
	1Q 2004	1Q 2005		constant exchange	exchange rates	%
	Sales	Sales	% change	rates	(Non-GAAP)	change
Wholesale & Manufacturing	42.3	39.7	-6.1%	0.2	39.9	-5.7%
Retail	99.9	95.1	-4.8%	1.2	96.3	-3.6%
- D&A	63.5	59.1	-6.9%	1.2	60.3	-5.0%
- GO	36.4	36.0	-1.1%	0.0	36.0	-1.1%
Elimination of Intercompany Sales	-3.0	-3.9	+30.0%	0.0	-3.9	+30.0%

Consolidated net sales	139.2	130.9	-6.0%	1.4	132.3	-5.0%

Wholesale and manufacturing

     Wholesale and manufacturing sales amounted to €39.7 million, a decrease of 6.1% from €42.3 million posted in the first quarter of 2004. As illustrated in the table above, foreign exchange rates had a negative impact of 0.5% on the segment’s sales before eliminations, reflecting the appreciation of the Euro against certain currencies in which De Rigo makes sales.

     Wholesale and manufacturing sales in the first quarter were impacted by the expiry of the Group’s license agreement with Fendi as of the end of 2004. Management expects that the negative impact on the segment’s sales of the expiry of the Fendi license will eventually be more than offset by increased sales under the new license agreements De Rigo has signed with Chopard, Ermenegildo Zegna, Escada and Jean Paul Gaultier during the last quarter of 2004 and first quarter of 2005. However, deliveries of Chopard and Escada-branded eyewear have only started recently, while those of Ermenegildo Zegna and Jean Paul Gaultier-branded products have not yet started. As a result, sales of the new brands contributed less to the segment’s sales during the first quarter of 2005 than those of Fendi-branded eyewear during the first quarter of last year.

Retail

     Sales through the retail companies amounted to €95.1 million, a decrease of 4.8% from €99.9 million posted in the first quarter of 2004.

     The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains, D&A and General Optica during the periods indicated.

	1Q 2004	1Q 2005
	Sales	Sales		31 Mar 04	31 Mar 05		31 Mar 04	31 Mar 05
	€in millions	€in millions	% Change	Owned stores	Owned stores	Unit change	Franchised stores	Franchised stores	Unit change
D&A	63.5	59.1	-6.9%	232	234	+2	143	140	-3

GO	36.4	36.0	-1.1%	143	150	+7	14	20	+6

Total Retail	99.9	95.1	-4.8%	375	384	+9	157	160	+3

     D&A’s total sales were €59.1 million, a decrease of 6.9% as compared with sales of €63.5 million posted in the first quarter of 2004. Sales declined by 5.0% in Pound Sterling terms, less than in Euro terms, reflecting the decrease of the Pound Sterling’s value against the Euro. Same store sales per working day decreased by 4.6% in Pound Sterling terms. Sales of franchised stores during the period amounted to €16.0 million, a decrease of 9.1%; in Pound Sterling terms, sales of franchised stores decreased by 7.3%.

     D&A’s sales were negatively affected by a general slowdown in the British optical market, as management believes D&A has essentially maintained its market share in value terms; the sales decline also reflected a reduction in the number of working days during the period due to the Easter holiday falling in March. At March 31, 2005, D&A operated a network of 234 owned shops and 140 franchised shops.

     A reduction in the number of working days due to the Easter holiday falling in March was reflected in a 1.1% decline in General Optica’s total sales, which decreased to €36.0 million from the €36.4 million posted in the first quarter of 2004. The chain’s sales were also negatively affected by bad weather conditions during the months of January and February. However, same store sales per working day continued to grow, rising by 1.2%, on top of the 8.4% increase posted in the first quarter of 2004.

     2004 compared to 2003

     Net sales. De Rigo posted consolidated net sales of €514.4 million for 2004, an increase of 1.9% as compared with last year. The Group’s current businesses continued to perform positively, as comparisons with the prior year were affected by De Rigo’s sale during July 2003 of the controlling interest in EID. As detailed in the table below, on the basis of a comparison excluding sales through EID during the portion of 2003 prior to its sale, the Group’s consolidated net sales increased by 6.1%.

     In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales between the Group’s business segments, as detailed in the following table:

SALES BY BUSINESS SEGMENT (Euro in millions)
(including reconciliations of non-GAAP measures)

				Effect of	2004 Sales at
				application of	constant exchange
				constant exchange	rates
	2003 Sales	2004 Sales	% change	rates	(Non-GAAP)	% change
Wholesale & Manufacturing	136.2	134.5	-1.2%	0.5	135.0	-0.9%
Retail	361.5	389.8	+7.8%	-4.8	385.0	+6.5%
- D&A	230.8	248.9	+7.8%	-4.8	244.1	+5.8%
- GO	130.7	140.9	+7.8%	0.0	140.9	+7.8%
Elimination of Intercompany Sales	-12.5	-9.9	-22.0%	0.0	-9.9	-22.0%

Consolidated net sales excluding sales through EID (Non-GAAP)	485.2	514.4	+6.0%	-4.3	510.1	+5.1%

EID	19.8	—	—	—	—	—
Elimination of Intercompany Sales	-0.2	—	—	—	—	—

EID net sales	19.6	—	—	—	—	—

Consolidated net sales	504.8	514.4	+1.9%	-4.3	510.1	+1.0%

     The Group’s consolidated net sales of €514.4 million were broken down as follows: eyewear sales of €224.3 million, lens sales of €160.1 million, contact lens sales of €80.0 million and other sales and revenues of €50.0 million, as compared with sales of €235.8 million, €143.7 million, €74.7 million and €50.6 million, respectively, for 2003.

     Foreign currency translation differences had a positive effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, as the average exchange rate for this currency in 2004 was more favorable to the Group than that during 2003. This increase in the relative value of the British currency more than offset a decline in the average Euro exchange rates for Japanese Yen and Hong Kong Dollars. As shown in the table above, foreign exchange rate differences had an overall positive effect of 0.9% on consolidated net sales.

     Analyzing consolidated net sales by geographic area, net sales in Europe increased by 2.8% to €466.8 million, primarily as a result of higher sales through the Group’s retail companies. Net sales in the Rest of the World increased by 1.8% to €39.7 million, as the impact of the deconsolidation of EID was more than offset by very positive results posted by the Group’s Far Eastern distribution subsidiaries. Net sales in the Americas decreased by 33.6% to €7.9 million primarily as a result of the deconsolidation of EID.

     Total sales of the wholesale and manufacturing segment declined by 1.2% to €134.5 million from €136.2 million posted in 2003, primarily as effect of the lost sales to EID. Excluding sales made by the wholesale and manufacturing business segment to EID prior to its sale in 2003, the segment’s sales increased by 0.7% (or 1.0% at constant exchange rates), as detailed in the table below. The increase in wholesale and manufacturing sales excluding those made to EID reflected strong sales results in certain Far Eastern markets, particularly Japan and Hong Kong, as well as in certain European markets, including Greece and Spain.

				Effect of	2004 Sales at
				application of	constant exchange
				constant exchange	rates
	2003 Sales	2004 Sales	% change	rates	(Non-GAAP)	% change
Wholesale and manufacturing sales	136.2	134.5	-1.2%	0.5	135.0	-0.9%
- of which sales to EID	-2.6	0.0		0.0	0.0

Wholesale and manufacturing sales excluding net sales to EID (Non-GAAP)	133.6	134.5	+0.7%	0.5	135.0	+1.0%

     Total sales of the retail segment increased by 7.8% to €389.8 million from €361.5 million posted in 2003.

     The following table sets forth certain data on the sales and store network of De Rigo’s two retail chains: D&A, one of the leading retailers in the British optical market and General Optica, the leading retailer in the Spanish optical market.

	2003	2004		31 Dec 03	31 Dec 04		31 Dec 03	31 Dec 04
	€in millions	€in millions	% Change	Owned stores	Owned stores	Unit change	Franchised stores	Franchised stores	Unit change
D&A	230.8	248.9	+7.8%	232	232	—	144	140	-4

GO	130.7	140.9	+7.8%	142	148	+6	14	18	+4

Total Retail	361.5	389.8	+7.8%	374	380	+6	158	158	—

     D&A’s sales grew to €248.9 million, an increase of 7.8% as compared with sales of €230.8 million posted in 2003. Sales grew by 5.8% in Pound Sterling terms, reflecting the increase in its value against the Euro, while same store sales per working day increased by 6.2% in Pound Sterling terms. Sales of franchised stores during the period grew by 5.8% to €66.6 million; in Pound Sterling terms, sales of franchised stores increased by 3.8%. The increase in D&A’s sales was primarily attributable to the Company’s aggressive marketing campaigns, which drove increased sales of higher quality products. At December 31, 2004, D&A operated a network of 232 owned shops and 140 franchised shops, having closed four underperforming franchised shops during the course of 2004.

     General Optica grew sales by 7.8% to €140.9 million from the €130.7 million posted in 2003. General Optica continued its record of notable sales gains through the expansion of its owned and franchised store network, as well as registering a 6.0% increase in same store sales per working day on top of the 4.3% increase recorded in 2003. At December 31, 2004, GO operated a network of 148 owned shops and 18 franchised shops, having opened a net total of 6 owned shops and 4 franchised shops during the last twelve months.

     Cost of sales. Cost of sales decreased by 1.5% to €198.9 million or 38.7% of total net sales, in 2004, from €202.0 million, or 40.0% of net sales, in 2003. The decrease in cost of sales was primarily attributable to the decline in sales by the wholesale and manufacturing segment, particularly those of higher cost luxury/designer eyewear (especially EID’s brands), as well as to the realization of manufacturing efficiencies and an improvement in the product mix sold by the retail chains.

     Operating expenses. Operating expenses increased by 3.2% to €286.7 million, or 55.7% of total net sales in 2004, as compared to €277.9 million, or 55.1% of net sales, in 2003. Each of the components of the Group’s operating expenses is discussed below.

     Commissions decreased by 11.2% to €11.9 million, or 2.3% of total net sales, in 2004, from €13.4 million, or 2.7% of net sales, in 2003, primarily due to a decline in commissions paid by the wholesale and manufacturing segment to agents (particularly those in Italy) as a result of the decline in its sales.

     Advertising and promotion expenses increased by 5.5% to €34.4 million, or 6.7% of total net sales in 2004, from €32.6 million, or 6.5% of net sales, in 2003. The increase was primarily attributable to higher marketing expenses at D&A, reflecting its efforts to strengthen its competitive position through aggressive promotions.

     Other selling expenses increased by 4.6% to €204.4 million, or 39.7% of total net sales, in 2004, from €195.5 million, or 38.7% of net sales in 2003. The overall increase reflected higher costs at both D&A (primarily relating to optometrists and the contact lenses by post program) and General Optica (primarily due to the opening of new stores).

     General and administrative expenses decreased by 0.8% to €36.0 million, or 7.0% of total net sales, in 2004, from €36.3 million, or 7.2% of net sales, in 2003. The decrease in general and administrative expenses reflected a decline at the wholesale and manufacturing segment that was mainly due to lower losses on accounts receivable, the positive effect of which was partially offset by an increase in administrative expenses at the retail chains, reflecting increased labor and depreciation costs at both General Optica and D&A.

     The following table summarizes the Group’s principal operating results, on both a consolidated and segment basis, for the periods indicated.

				Income from
				operations before
				depreciation and
				amortization			Income from
	Sales			(Non-GAAP)*			operations
	(€in millions)			(€in millions)			(€in millions)
	2003	2004	% Change	2003	2004	% Change	2003	2004	% Change
Wholesale & Manufacturing	136.2	134.5	-1.2%	18.4	21.3	+15.8%	13.6	16.2	+19.1%
Retail	361.5	389.8	+7.8%	31.2	34.4	+10.3%	9.6	12.6	+31.3%
- D&A	230.8	248.9	+7.8%	10.1	10.9	+7.9%	1.2	1.9	+58.3%
- GO	130.7	140.9	+7.8%	21.1	23.5	+11.4%	8.4	10.7	+27.4%
EID	19.8	—		2.2	—		1.7	—
Elimination of Intercompany Sales	-12.7	-9.9	-22.0%	—	—		—	—

Consolidated net sales	504.8	514.4	+1.9%	51.8	55.7	+7.5%	24.9	28.8	+15.7%

*	See reconciliation table below

     Income from operations increased by 15.7% to €28.8 million, or 5.6% of total net sales, in 2004, from €24.9 million, or 4.9% of net sales, in 2003. The increase in the Group’s operating income, both in absolute terms and as a percentage of sales, reflected improved results at both of its segments, which more than offset the loss of operating income from EID. Income from operations at the wholesale and manufacturing segment increased by 19.1% to €16.2 million from €13.6 million in 2003, as the segment enjoyed the benefits of higher gross margins deriving from efficiencies in the manufacturing and purchasing process and other cost factors discussed above. The retail segment also recorded a significant increase in income from operations, which grew by 31.3% to €12.6 million from €9.6 million in 2003, reflecting the increase in sales as well as an improved product mix.

     Income from operations before depreciation and amortization, a non-GAAP measure calculated by adding amortization and depreciation expenses to income from operations that is frequently used as a measure of financial performance and commonly used by securities analysts to evaluate the results of De Rigo and its business segments and to compare the Company’s performance to that of its competitors, increased by 7.5% to €55.7 million, or 10.8% of total net sales, in 2004, from €51.8 million, or 10.3% of net sales, in 2003. Income from operations before depreciation and amortization generally reflected the factors described above with respect to income from operations, with its lower rate of increase as compared with income from operations being primarily attributable to the fact that amortization expenses for both goodwill and intangibles were higher in 2003 than in 2004, as illustrated in the table below. On a segment basis, income from operations before depreciation and amortization at the wholesale and manufacturing segment increased by 15.8% to €21.3 million from €18.4 million in 2003, while that at the retail segment increased by 10.3% to €34.4 million from €31.2 million in 2003.

     The following table reconciles income from operations before depreciation and amortization to income from operations, the most directly comparable Italian GAAP measure, on both a consolidated and segment basis, for the periods indicated in millions of Euro.

De Rigo Group	2003	2004	% Change
Income from operations	24.9	28.8	15.7%
Amortization of goodwill	6.8	6.3	-7.4%
Amortization of other intangibles	2.4	2.2	-8.3%
Depreciation	17.7	18.4	4.0%

Income from operations before depreciation and amortization	51.8	55.7	7.5%

Wholesale & Manufacturing	2003	2004	% Change
Income from operations	13.6	16.2	19.1%
Amortization of goodwill	0.8	0.3	-62.5%
Amortization of other intangibles	1.0	1.0	0.0%
Depreciation	3.0	3.8	26.7%

Income from operations before depreciation and amortization	18.4	21.3	15.8%

Retail	2003	2004	% Change
Income from operations	9.6	12.6	31.3%
Amortization of goodwill	6.0	6.0	0.0%
Amortization of other intangibles	1.3	1.2	-7.7%
Depreciation	14.3	14.6	2.1%

Income from operations before depreciation and amortization	31.2	34.4	10.3%

     Other income (expenses). Financial and other items contributed net expenses of €1.2 million in 2004, as compared to net income of €13.0 million in 2003. Net financial expenses totalled €0.4 million in 2004, compared to net financial expenses of €1.5 million in 2003, reflecting the Group’s repayment of a significant amount of short-term debt during the year. Net other expenses of €0.7 million, as compared to net other income of €14.5 million in 2003, accounted for the remainder of the total net result in 2004. In 2003, net financial income had primarily reflected the capital gain of €11.8 million realized on the sale of Group’s interest in EID.

     Income taxes. Income taxes amounted to €12.7 million in 2004, as compared with €14.9 million in 2003. The 14.8% decrease in income taxes occurred notwithstanding an increase in the Group’s effective tax rate, which was 46.1% in 2004, as compared to 39.5% in 2003. The increase in the effective tax rate reflected the fact that the tax benefit to the Group of the application of a more favorable tax rate to the gain recorded on the sale of EID in 2003 was greater than that arising in 2004 from a one percentage point decrease in Italian statutory tax rates and a step up in the tax basis of certain assets. See Note 11 of Notes to the Consolidated Financial Statements included in Item 18.

     Net income. As a result of these factors, the Group’s net income decreased by 21.6% to €14.5 million in 2004 from €18.5 million in 2003 and represented 2.8% of net sales, as compared with 3.7% last year.

     Earnings per share. Earnings per share were €0.34 in 2004 on a total of 42.5 million outstanding shares, a decrease of 19.0% as compared with €0.42 per share on total of 44.5 million outstanding shares in 2003. The reduction in the number of shares outstanding reflected the Group’s repurchase of shares during the year.

     2003 compared to 2002

     Net sales. De Rigo posted net sales of €504.8 million for 2003, a 1.5% decrease as compared with the previous year. The overall sales results were negatively affected by the appreciation of the Euro against other currencies in which De Rigo makes sales. As detailed in the reconciliation table below, when calculated on a constant exchange rate basis, De Rigo’s consolidated net sales increased by 3.5%.

     The following table provides details of De Rigo’s consolidated net sales and the sales of each of its business segments for the periods presented, as well as providing reconciliations of sales calculated on a constant exchange rate basis to sales calculated in accordance with Italian GAAP.

SALES BY BUSINESS SEGMENT (Euro in millions)
(including reconciliations of non-GAAP measures)

				2003
				Effect of	2003
				application of	Sales at constant
	2002	2003		constant	exchange rates
	Reported sales	Reported sales	% change	exchange rates	(Non-GAAP)	% change
Wholesale & Manufacturing	€141.1	€136.2	–3.5%	€2.2	€138.4	–1.9%
Retail	359.6	361.5	+0.5%	23.2	384.7	+7.0%
— D&A	236.2	230.8	–2.3%	23.2	254.0	+7.5%
— General Optica	123.4	130.7	+5.9%	0.0	130.7	+5.9%
EID	31.2	19.8	–36.5%	0.0	19.8	–36.5%
Elimination of Intercompany Sales	(19.4)	(12.7)	–34.5%	0.0	(12.7)	–34.5%

Consolidated net sales	€512.5	€504.8	–1.5%	€25.4	€530.2	+3.5%

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

				31 Dec 02	31 Dec 03
	2002	2003		Owned	Owned		31 Dec 02	31 Dec 03
	Euro in millions	Euro in millions	% Change	stores	stores	Unit change	Franchised stores	Franchised stores	Unit change
D&A	€236.2	€230.8	–2.3%	233	232	–1	147	144	-3

General Optica	€123.4	€130.7	+5.9%	140	142	+2	5	14	+9

Total Retail	€359.6	€361.5	+0.5%	373	374	+1	152	158	+6

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

     Net sales by geographic region. Net sales in Europe decreased by 2.2% to €453.8 million, primarily as a result of the appreciation of the Euro against the Pound Sterling. Net sales in the Americas decreased by 0.8% to €11.9 million. Net sales in the Rest of the World increased by 6.6% to €39.0 million, primarily as a result of increased unit sales in the Far East, the positive effects of which were only partially offset by the unfavorable trend in Japanese Yen and Hong Kong Dollar exchange rates and by the negative effects on consumption during the first half of the year due to the impact of the SARS crisis and the war in Iraq.

     Cost of sales. Cost of sales decreased by 0.6% to €202.0 million or 40.0% of total net sales, in 2003, from €203.2 million, or 39.6% of net sales, in 2002. The decrease in cost of sales was attributable to the decline in net sales, especially those of higher margin luxury/designer eyewear, as well as to the realization of manufacturing efficiencies.

     Operating expenses. Operating expenses decreased by 5.0% to €277.9 million, or 55.1% of total net sales, in 2003, as compared to €292.5 million, or 57.1% of net sales, in 2002. The decline in operating expenses both in absolute terms and as a percentage of sales reflected the deconsolidation of EID following the Group’s sale of its majority interest, as well as lower operating expenses at D&A as a consequence of the weakness of the Pound Sterling against the Euro.

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

     Other selling expenses decreased by 3.7% to €195.5 million, or 38.7% of total net sales, in 2003, from €203.0 million, or 39.6% of net sales in 2002. The decline was primarily attributable to a reduction in the Euro value of expenses incurred at D&A.

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

     Other income (expenses). Financial and other items contributed net income of €13.0 million in 2003, as compared to net expenses of €7.0 million in 2002. Net financial expenses in 2003 totalled €1.5 million, compared to net financial expenses of €3.4 million in 2002, reflecting the Group’s repayment of a significant volume of short-term borrowing. Net other income of €14.5 million, as compared to net other expenses of €3.6 million in 2002, accounted for the remainder of the total net result in 2003, primarily reflecting the capital gain of €11.8 million realized on the sale of Group’s interest in EID.

     Income taxes. Income taxes amounted to €14.9 million in 2003, as compared with €0 million in 2002. The Group’s income was taxed at an effective rate of 39.4% in 2003. The increase in the effective tax rate reflected the fact that De Rigo had recognized significant deferred tax assets relating to tax relief granted to the Group in connection with the expiration of certain tax incentives in 2002, as well as to the impact of the expiration of these incentives in 2003, when nearly all of the Group’s income was subject to tax.

     Net income. Net income increased by 74.5% to €18.5 million in 2003 from €10.6 million in 2002 and represented 3.7% of net sales, as compared with 2.1% last year.

     Earnings per share. Earnings per share were €0.42 on a weighted average total of 44.7 million outstanding shares, an increase of 75.0% as compared with €0.24 in 2002.

     Effect of Inflation

     Management believes that the impact of inflation was not material to the Group’s net sales or income from operations in any of the years ended December 31, 2002, 2003 and 2004.

     U.S. GAAP Reconciliation

     The Group’s consolidated net income determined in accordance with U.S. GAAP would have been €23.0 million, €24.3 million and €17.1 million for the years ended December 31, 2004, 2003 and 2002, respectively, as compared with net income of €14.5 million, €18.5 million and €10.6 million, respectively, for the same periods, as determined under Italian GAAP. Differences in goodwill depreciation principles under Italian GAAP and U.S. GAAP following the Group’s adoption of SFAS 142 impacted the results for each of the three years, while differences in the recognition as compensation expense of expenses related to the Company’s stock-based compensation plan under SFAS 148 had an impact on the results for 2004 and 2003. In addition, under U.S. GAAP, EID is presented as a discontinued operation for 2003 and 2002 in accordance with the guidance of SFAS 144. Based upon this guidance, the results for all relevant periods, including revenues and costs, of the sold businesses are removed from the consolidated statements of operations and reported after income from continuing operations.

     The Group’s total assets determined in accordance with U.S. GAAP would have been €403.6 million and €392.1 million at December 31, 2004 and 2003, respectively, as compared with €394.6 million and €376.9 million, respectively, under Italian GAAP. Shareholders’ equity determined in accordance with U.S. GAAP would have been €235.2 million and €221.7 million at December 31, 2004 and 2003, respectively, as compared with €241.4 million and €226.9 million, respectively, under Italian GAAP.

     For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to the Group’s consolidated net income and shareholders’ equity, including the effect of the adoption of new accounting principles, see Note 19 of Notes to the Consolidated Financial Statements included in Item 18.

     Liquidity and Capital Resources

     De Rigo’s cash flow from operating activities decreased from €50.8 million in 2003 to €41.4 million in 2004. The decrease in net cash provided by operating activities reflected the fact that in 2003 this item had included €11.8 million related to the sale of EID (including the portion attributable to minority interests), as well as the effect of the lower net income, higher payments of income taxes and value added taxes, and greater investments in working capital recorded in 2004.

     The Company relies primarily on funds from operations to finance its working capital needs, including the financing of its inventories and receivables. It also maintains unsecured short-term lines of credit with Italian banks, which have no set term and are payable upon demand. At December 31, 2003 and 2004, the Group had unsecured short-term bank lines of credit aggregating approximately €137.1 million and €85.5 million, respectively, having cancelled during 2004 a number of lines that it had not been using. At December 31, 2003 and 2004, approximately €114.5 million, and €65.1 million, respectively, were available for further borrowings under these lines. At December 31, 2003 and 2004, the weighted average interest rates for the short-term lines of credit were 3.48% and 3.56% respectively. Amounts outstanding under these lines of credit are payable upon demand. None of these facilities contain ratings triggers or financial covenants. For more information on De Rigo’s outstanding debt, see Notes 8 and 9 of the Notes to the Consolidated Financial Statements included in Item 18.

     At December 31, 2004, the Company had positive net working capital (calculated as our total current assets less our current liabilities) of €33.8 million, as compared to €32.5 million at December 31, 2003. The 4.0% increase in net working capital was primarily attributable to a sharp improvement in the net financial position of the Group, which changed from net indebtedness of €3.6 million at December 31, 2003 to net cash of €6.2 million a year later, reflecting a significant increase in cash and cash equivalents and the impact of debt repayments during 2004.

     Net financial position (which we calculate as being equal to cash and cash equivalents minus the sum of bank borrowings and long-term debt (including the current portion thereof) is a non-GAAP measure that is frequently used as a measure of indebtedness and is used by securities analysts to compare the Company’s position to that of its competitors. The following table details our net financial position as at the end of each of 2003 and 2004 and provides a reconciliation of this non-GAAP measure to “cash and cash equivalents” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows.

Reconciliation of Net Financial Position with most directly comparable Italian GAAP measure
	December 31,	December 31,
(millions of Euro)	2003	2004
Cash and cash equivalents	19.6	27.1
Bank borrowings	–22.5	–20.4
Current portion of long term debt	–0.2	–0.2
Long term debt, less current portion	–0.5	–0.3

Net Financial Position	–3.6	6.2

     Net cash used in investing activities totaled €20.5 million in 2004, as compared to cash provided by such activities of €3.6 million in 2003. The significant difference reflected the fact that the sale of EID had provided €12.3 million in cash in 2003. The result was also attributable to a significant increase in cash used for additions to property, plant and equipment, reflecting an increase in capital expenditures at both General Optica, which opened six new stores, and D&A, which increased its expenditures on refitting stores. Capital expenditures in 2004 were €17.6 million, as compared to €11.6 million in 2003, and were financed principally with funds from operations.

     The Group expects to incur capital expenditures of approximately €20 million in 2005, essentially for the refitting of existing shops in Spain and the United Kingdom and the opening of new shops in Spain. The Group believes that the financial resources available to it from funds from operations, cash on hand and short-term investments held by the Group will be sufficient to meet the Group’s capital expenditure requirements in 2005.

     Net cash used in financing activities deceased sharply, from €55.6 million in 2003 to €13.4 million in 2004, primarily as a result of a significant decrease in the Group’s net short-term borrowings as compared to the prior year, as well as the fact that dividends were no longer payable to holders of former minority interests. The amount invested by the Group to purchase outstanding ADSs (including those repurchased from Prada) under De Rigo’s authorized share repurchase program increased to €11.3 million in 2004 from €0.7 million in 2003.

     As of December 31, 2004 and 2003, the Group’s ratio of long-term debt to shareholders’ equity was 0.1% and 0.2%, respectively. The decrease in this ratio between 2004 and 2003 reflects the increase in the level of the Group’s retained earnings, as well as a reduction in the level of its outstanding debt.

     The Group’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce cash flow from operations and would impair the ability of the Group’s distributors and retail customers to meet their payment obligations.

     In 2004, the Group again engaged in certain hedging transactions to manage risks relating to foreign currency exchange rates. See Note 19 of Notes to the Consolidated Financial Statements included in Item 18 and “Quantitative and Qualitative Disclosures About Market Risk” in Item 11.

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

     Contractual Obligations

     The following table sets forth the contractual obligations and commercial commitments of the Group with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2004:

	Payments due by period
			2006	2008	2010 and
	Total	2005	2007	2009	thereafter
	(in millions of Euro)
Long-Term Debt	0.5	0.2	0.1	0.1	0.1
Operating Leases	160.4	24.6	42.9	35.0	57.9
Other Commitments	31.4	6.7	9.7	11.4	3.6

Total Obligations	192.3	31.5	52.7	46.5	61.6

     Long-term debt. For information on our long-term debt obligations, see “—Capital Resources” above and Note 9 to the Consolidated Financial Statements included in Item 18.

     Operating leases. D&A leases property, computer hardware and cars and General Optica leases property under non-cancellable operating leases. Other lease commitments relate to the rental of buildings by distribution subsidiaries. At December 31, 2004, the future lease payments under these operating leases totalled approximately €160.4 million. For additional information, see Note 16 of Notes to the Consolidated Financial Statements included in this Annual Report.

     Other commitments. At December 31, 2004, these obligations comprised those arising out royalty agreements and sponsorship contracts.

     Royalty agreements. These liabilities relate to royalties due and minimum advertising expenses required under De Rigo’s arrangements with certain designers for the use of their trademarks in the production of fashion eyewear eyeglasses. At December 31, 2004, the minimum future payments arising out of these agreements totalled approximately €30.1 million, of which approximately €21.0 million related to royalty arrangements and €9.1 million to advertising expenses.

     Sponsorship agreements. These liabilities relate to the Group’s marketing contracts with actors and athletes serving as spokespersons for De Rigo’s products. At December 31, 2004, future payments due under these agreements totalled approximately €1.3 million.

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

     No individual customer represented 10% or more of sales in any of the years ended December 31, 2002, 2003 and 2004.

     New Accounting Standards

     For a discussion of the impact of the Group’s adoption of new accounting standards on its results of operations under U.S. GAAP, see Note 19(s) of Notes to the Consolidated Financial Statements included in Item 18.

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

Name	Age	Position within Group/Company
Ennio De Rigo	65	Chairman of the Board of Directors and Chief Executive Officer
Emiliana De Meio De Rigo	61	Vice Chairman of the Board of Directors
Walter De Rigo	73	Director
Michele Aracri	48	Director and Managing Director
Maurizio Dessolis	39	Vice-Chairman and Chief Financial Officer (1)
Massimo De Rigo	36	Vice-Chairman and Head of Design Department (1)
Enrico Valdani	56	Outside Director
Jordi Fontcuberta	49	Managing Director, General Optica
Bruno Palmegiani	55	Art & Creative Director
Mario Sommavilla	57	Chief Administrative Officer
Andy Ferguson	45	Managing Director, Dollond & Aitchison (2)

(1)	Mr. Dessolis and Mr. Massimo De Rigo were elected as members of the Board of Directors at the annual general meeting of shareholders in May 2004 and named Vice-Chairmen by the Board of Directors at the same meeting.

(2)	Mr Ferguson, previously Head of Operations of D&A, replaced Mr. Russel Hardy, who resigned in September 2004.

     Mr. Ennio De Rigo has been Chief Executive Officer of the Company since 1980. Mr. De Rigo held the title of Sole Director of the Company from 1980 until March 1995, when he became Chairman of the Board of Directors.

     Mrs. Emiliana De Meio De Rigo has been Sales Manager of the Company since 1980. She became Vice Chairman of the Board of Directors in 1995.

     Mr. Walter De Rigo has been a Director of the Company since 1995. He is Chairman of the Board and Chief Executive Officer of Surfrigo S.r.l., a manufacturer of commercial refrigerators wholly owned by the De Rigo brothers, and is a Director of Impresa Edile F.lli De Rigo S.r.l., a construction company wholly owned by Mr. Walter De Rigo. From May 2000 through June 2001, he has served as President of the Associazione degli Industriali della Provincia di Belluno, the industrial association for the province of Belluno. In June 2001, Mr. De Rigo was elected to the Italian Senate.

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

     Mr. Andy Ferguson has been with D&A since 1997, first as Operations Director and then as Commercial Director before his appointment as Chief Executive in September 2004. Prior to joining D&A, he worked in the grocery industry for the Argyll Group PLC and Safeway PLC in a number of senior Operational and Commercial roles, including Specialist Business Director and Chilled Foods Director.

     Mrs. Emiliana De Meio De Rigo is the wife of Mr. Ennio De Rigo, Chairman of the Board and Chief Executive Officer of the Company. Mr. Walter De Rigo and Mr. Ennio De Rigo are brothers. Mr. Massimo De Rigo is the son of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo. Mr. Maurizio Dessolis is the son in law of Mr. Ennio De Rigo and Mrs. Emiliana De Meio De Rigo. There are no other family relationships among the directors and senior management of the Company.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

     Aggregate compensation paid by the Company and its subsidiaries to the directors and senior management named above as a group was approximately € 1.5 million in 2004, excluding the accrual for termination indemnities required by Italian law. In addition, such senior managers have been granted options in respect of a total of 372,600 Ordinary Shares under the Company’s stock option plan, which expired on December 31, 2004. A total of 186,300 of these options have been exercised, of which 123,051 were exercised during 2004. The remaining unexercised options have expired. For additional information, see Item 10. Additional Information “Options to Purchase Securities from Registrant or Subsidiaries”. The directors of the Company were not eligible to receive options under such plan.

     As of June 1, 2005, the directors and senior managers listed in Item 6 as a group (other than Messrs. Ennio De Rigo, Walter De Rigo and Michele Aracri) owned significantly less than 1% of the outstanding Ordinary Shares of De Rigo S.p.A. See Item 7. “Major Shareholders” for information on the shareholdings of Messrs. De Rigo, De Rigo and Aracri.

EMPLOYEES AND LABOR RELATIONS

     As of December 31, 2004, the Group had approximately 4,760 employees worldwide, of which approximately 3,800 were sales employees (including about 2,200 at D&A and 1,090 at General Optica), approximately 870 were manufacturing employees and 50 were employed at central offices. The Group had approximately 4,800 employees at December 31, 2003. The majority of the Group’s sales employees are located in the United Kingdom and Spain, while the majority of its manufacturing employees are located in Italy. Substantially all of the Company’s Italian employees and certain of its manufacturing employees in the United Kingdom are covered by collective bargaining agreements. None of the Group’s facilities in Italy is operated on a “closed shop” basis. The Group believes that it has excellent relations with its employees and has not experienced any significant work stoppages.

     Employment agreements in Italy are generally collectively negotiated between the national association of companies within a particular industry and the representative national union. Individual companies must enter into contracts with their employees based on the relevant collective agreement. The most recent national collective bargaining agreement covering all of the Group’s manufacturing employees in Italy was entered into as of January 1, 2004, and will expire on December 31, 2005. In addition to the national collective bargaining agreement, the Group usually enters into separate local contracts with the labor unions representing its employees.

     Italian law provides that, upon termination of employment, employees are entitled to receive certain indemnity payments based on their length of employment. As of December 31, 2004, the Group had accrued €6.9 million in respect of such termination indemnity liabilities, such reserves being equal to the amounts required by Italian law.

     D&A operates a defined benefit “Final Pensionable Salary Scheme” for certain of its eligible employees. The benefits are based on years of service and the employee’s compensation during a period up to the last seven years of employment. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Pension expense recognized for the contribution plan amounted to €5.5 million in 2004. This plan was under-funded by €38.7 million at December 31, 2004. See Note 12 of Notes to the Consolidated Financial Statements included in Item 18.

     General Optica has defined benefit plans covering certain of its executives that are not currently funded. The benefits covered differ depending on the beneficiary. The present value of these benefit obligations was €2.4 million at December 31, 2004. The net decrease in the benefit obligation of €0.1 million during 2004 represents the net periodic benefit cost recognized of €0.2 million for the twelve months ended December 31, 2004 less the benefits paid during that period, which amounted to €0.3 million. See Note 12 of Notes to the Consolidated Financial Statements included in Item 18.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

     The following table summarizes the holdings of those shareholders who hold 2% or more of the Ordinary Shares of the Company as of the dates indicated, based on information available to the Company.

			As of June 1,
	2005		2004		2003
	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class
Ennio De Rigo and Walter De Rigo(1).	32,787,000	77.2%	32,922,000	74.0%	32,922,000	73.6%
Schroeder Investment Mgmt. Ltd (2).	3,731,530	8.8%	3,211,111	7.2%	n.a.
Prada	—	—%	2,225,000	5.0%	2,225,000	5.0%
Michele Aracri	870,000	2.0%	870,000	2.0%	870,000	1.9%

(1)	Includes shares held directly and those held through De Rigo Holding and another company controlled by Messrs. Ennio De Rigo and Walter De Rigo. At June 1, 2005, June 1, 2004 and June 1, 2003, De Rigo Holding held 31,869,500, 31,869,500 and 31,869,500 Ordinary Shares, respectively, and the other company held 135,000, 135,000 and 78,500 Ordinary Shares, respectively; with the remainder at each date held by the De Rigo brothers directly. None of these Ordinary Shares possess any special voting rights. The increase in the percentage of the class held by the De Rigo Brothers as of June 1, 2005 is attributable to the decrease in the number of shares outstanding as a result of purchases under the Company’s authorized share repurchase program, as described below.

(2)	Holdings of ADSs as of December 31, 2004 and 2003, as reported in the Schedules 13G filed with the SEC on February 11, 2005 and on February 13, 2004, respectively. No more current information on this shareholding is available to the Company.

     In February 1999, De Rigo Holding (the Company’s controlling shareholder) entered into an agreement with Prada Luxembourg s.a.r.l. pursuant to which De Rigo Holding granted Prada Luxembourg s.a.r.l a series of three options with respect to a portion of De Rigo Holding’s interest in the Company’s share capital, with the maximum aggregate amount of Ordinary Shares being subject to such options being equal to approximately 15% of the Company’s share capital. See Note 19(j) of Notes to the Consolidated Financial Statements included in Item 18. On June 18, 2001, Prada Luxembourg s.a.r.l exercised one of the three options, and subsequently purchased 2,225,000 Ordinary Shares of De Rigo S.p.A. (equal to approximately 5% of the Company’s outstanding share capital) for total consideration of $13.4 million. The two remaining options have expired without being exercised. In July 2004, the Company repurchased these 2,225,000 Ordinary Shares from Prada for total consideration of €11.3 million as part of its authorized share repurchase program. See Item 10. Additional Information “By-laws — Purchase of Shares by the Company”. These shares are currently held in treasury and are not considered to be outstanding.

     As of June 6, 2005, there were 15 record holders of the Company’s ADSs (including the Depositary Trust Company), of which 12 were located in the United States. Since certain of the ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or other jurisidictions where the direct beneficial owners of such ADSs are resident.

RELATED PARTY TRANSACTIONS

     Certain of the Company’s facilities in Longarone and Limana were constructed in the years 1992 through 2001 by Impresa Edile F.lli De Rigo S.r.l., a construction company which is wholly owned by Mr. Walter De Rigo. The related construction costs through December 31, 2004, which have been capitalized as buildings, amounted to €2.4 million. For additional details on transactions by the Group with affiliated companies, including those between EID and the Prada Group prior to the Group’s sale of its interest in the EID joint venture to Prada, see Note 18 of Notes to the Consolidated Financial Statements included in Item 18.

Item 8. Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

     Please refer to “Item 18. Financial Statements”.

OTHER FINANCIAL INFORMATION

Export Sales

     Export sales from Italy, which totalled approximately €89.9 million in 2004, as compared with €95.7 million in 2003, represented 17.5% of the Group’s net sales (19.0% in 2003).

Legal Proceedings

     We are defendants in a number of legal proceedings incidental to our business activities. Our pending legal proceedings include various civil and administrative claims and disputes relating to the termination of distributorship agreements, trademarks, tax issues, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. However, we are not able to predict the ultimate outcome of any of the claims against us, and any material damages or other costs imposed on us may be in excess of our existing reserves. Unfavorable outcomes could also require us to make changes in our operations and/or incur additional expenses, which could affect our future profitability.

Dividend Policy

     Dividends may be recommended by the Company’s Board of Directors for approval by shareholders at the Company’s annual general meeting, which is normally held in April or May and must be held by June 30 of each year. Under Italian law and the Company’s by-laws, no interim dividends may be approved or paid.

     At the annual general meeting held on May 17, 2005, the Company’s shareholders approved the recommendation of the Board of Directors that no dividend be paid in respect of the fiscal year ended December 31, 2004. The Company did also not pay dividends in respect of the fiscal years ended December 31, 2002 and 2003

     For the fiscal years ended December 31, 2000 and 2001, the Company paid dividends of €0.12 and €0.13 per Ordinary Share to holders of record as of June 4, 2001 and June 6, 2002, respectively.

Item 9. The Offer and Listing

TRADING MARKETS AND SHARE PRICES

     De Rigo’s Ordinary Shares (in the form of ADSs) are listed on the New York Stock Exchange (the “NYSE”) under the symbol “DER”. Neither the Company’s Ordinary Shares nor its ADSs are listed on a securities exchange outside the United States. The Bank of New York is the Company’s Depositary for purposes of issuing the American Depositary Receipts (“ADRs”) evidencing ADSs. Each ADS represents one Ordinary Share.

     Trading in the ADSs on the NYSE commenced on October 20, 1995. The following table sets forth, for the periods indicated, the high and low closing prices per ADS as reported by the NYSE.

	Price Range of ADSs
	High	Low
2001:
First Quarter	$9 —	$7 5/32
Second Quarter	$8 13/16	$7 49/64
Third Quarter	$8 21/32	$5 3/32
Fourth Quarter	$6 19/32	$5 35/64
2002:
First Quarter	$7.77	$4.55
Second Quarter	$7.95	$5.60
Third Quarter	$5.71	$3.45
Fourth Quarter	$4.95	$3.00
2003:
First Quarter	$4.20	$3.20
Second Quarter	$3.93	$3.15
Third Quarter	$4.35	$3.48
Fourth Quarter	$5.50	$4.10
2004:
First Quarter	$4.65	$5.99
Second Quarter	$5.34	$6.38
Third Quarter	$6.00	$7.50
Fourth Quarter	$6.62	$7.90

Month Ended
January 31, 2005	$7.89	$7.40
February 28, 2005	$8.49	$7.60
March 31, 2005	$8.12	$6.50
April 30, 2005	$6.92	$6.06
May 31, 2005	$7.53	$6.70

     The closing price of the ADSs on the NYSE on June 22, 2005 was U.S.$ 6.90 per ADS.

     As of June 1, 2005, 44,934,976 Ordinary Shares were issued and 42,486,776 were outstanding. As of the same date, a total of 9,734,916 ADSs (equivalent to the same number of Ordinary Shares) were issued and outstanding, representing 21.7% of the total number of outstanding Ordinary Shares. A total of 2,225,000 Ordinary Shares and a total of 223,200 ADSs were owned by the Company and not considered to be outstanding as of such date, having been repurchased as part of De Rigo’s authorized buy-back program. See Item 10. Additional Information “By-laws — Purchase of Shares by the Company” and Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers, below.

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

     At an extraordinary shareholders’ meeting held on November 17, 2000, the shareholders approved a new stock option plan (the “2000 Option Plan”) to replace the 1999 Option Plan. Holders of options under the 1999 Option Plan all agreed to convert their grants under the 1999 Option Plan into grants under the new plan. Between January 1, 2000 and November 17, 2000, 225,000 options granted under the 1999 Option Plan lapsed due to employee resignations, leaving options in respect of 1,850,000 ordinary shares outstanding as of November 17, 2000. Under the terms of the 2000 Option Plan, a total of 851,000 options (in respect of an equivalent number of Ordinary Shares) were granted (the 1,850,000 options outstanding under the old plan were converted into options under the 2000 Option Plan at a ratio of 0.46 new options for each option held) at an exercise price of U.S$ 1.00 per share, which was less than the fair value of the stock at the grant date, and the term of the existing grants was extended by one year. On November 17, 2000, the Company’s shareholders approved a capital increase of €338,000 to allow for the issuance of up to 1,300,000 Ordinary Shares upon the exercise of options granted under the 2000 Stock Option Plan. On the same date, an additional 348,400 options were granted to approximately nine executives at an exercise price of U.S.$ 1.00 per share. The number of options that may be exercised by a holder in any given period varied according to the performance of the Company’s ADSs during the relevant period (see Note 13 of Notes to the Consolidated Financial Statements included in Item 18). In accordance with the 2000 Option Plan, the Company had registered all Ordinary Shares as to which such options may be exercised with the U.S. Securities and Exchange Commission, so as to facilitate resales of such Ordinary Shares in the form of ADSs.

     The 2000 Option Plan expired as of December 31, 2004 and has not been replaced. As a result, no stock options are currently outstanding or authorized. In 2004, no additional options were granted, 227,700 options were forfeited and the 352,200 options outstanding at December 31, 2004 expired. During the period that the plan was in force, a total of 434,976 options were exercised, with at total of 764,424 options having been forfeited or expiring. For additional information on these stock options, see Note 13 of Notes to the Consolidated Financial Statements included in Item 18.

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

General

     As of June 1, 2005, the issued share capital of the Company consisted of 44,934,976 Ordinary Shares, par value Euro 0.26 per share, and the outstanding share capital of the Company consisted of 42,486,776 Ordinary Shares. The redenomination of the Ordinary Shares from lire into Euro was approved by the Company’s shareholders on May 24, 2001. All the issued and outstanding shares are fully paid, non-assessable and in registered form.

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

Authorization of Shares

     Additional shares may be authorized in connection with capital increases approved by the Company’s shareholders in an extraordinary meeting, but this authorization would generally be given only after recommendation by the Company’s Board of Directors. On November 17, 2000, the Company’s shareholders approved a capital increase of €338,000 to allow for the issuance of up to 1,300,000 Ordinary Shares upon the exercise of options granted under the 2000 Stock Option Plan. As of June 1, 2005, 434,976 of such new Ordinary Shares had been issued and fully paid. The 2000 Stock Option Plan expired as of December 31, 2004 and has not been replaced. No authorization for the issuance of additional Ordinary Shares is currently in effect.

Form and Transfer of Shares

     Ordinary Shares are in certificated form and are freely transferable by endorsement of the share certificate by or on behalf of the registered holder, with such endorsement either authenticated by a notary in Italy or elsewhere or by a broker-dealer or a bank in Italy. The transferee must request the Company to enter his name in the register in order to establish his rights as a stockholder as against the Company.

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

Voting Rights

     Registered holders of the Ordinary Shares are entitled to one vote per Ordinary Share.

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

Board of Directors

     Pursuant to the Company’s By-laws, the Company’s Board of Directors must consist of three to seven individuals. The Board of Directors is elected at a shareholders’ meeting for three fiscal years. In accordance with the By-laws, the directors, who may but are not required to be shareholders of the Company, may be re-appointed for no more than three terms. The Board of Directors has complete power of ordinary and extraordinary administration of the Company and in particular may perform all acts it deems advisable for the achievement of the Company’s corporate purposes, except for the actions reserved by applicable law or the By-laws to a vote of the shareholders at an ordinary or extraordinary shareholders’ meeting. See also “— Meetings of Shareholders”.

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

     In accordance with Italian law and the By-laws, the Board of Directors may not delegate certain responsibilities, including the preparation and approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of the Company’s share capital or the issuance of convertible debentures (if any such power has been delegated to the Board of Directors by vote of the extraordinary shareholders’ meeting) and the fulfillment of the formalities required when the Company’s capital would have to be reduced as a result of accumulated losses that affect the Company’s stated capital by more than one third. See also “— Meetings of Shareholders”.

     The Board of Directors may also appoint a general manager (direttore generale) and one or more senior managers (direttori) who report directly to the board and confer powers for single acts or categories of acts to employees of the Company or persons unaffiliated with the Company.

     Meetings of the Board of Directors are called no less than five days in advance by registered letter, fax or telegram, or, in case of necessity, one day in advance, by fax or telegram. Meetings may be called by the chairman on his own initiative and must be called upon the request of the managing director, two directors or two statutory auditors.

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

     The Board of Directors may transfer the Company’s registered office within Italy or resolve upon other amendments to the By-laws when these amendments are required by law, set up and eliminate secondary offices, approve mergers by absorption into the Company of its subsidiaries in which the Company holds at least 90% of the issued share capital and reductions of the Company’s share capital in case of withdrawal of a shareholder. The Board of Directors may also resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the Board of Directors by vote of the extraordinary shareholders’ meeting.

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

     Shareholders determine the remuneration of directors at ordinary shareholders’ meeting appointing them. The Board of Directors, after consultation with the board of statutory auditors, may determine the remuneration of directors that perform management or other special services for the Company, such as the managing director, within a maximum amount established by the shareholders.

Statutory Auditors

     In addition to electing the Board of Directors, the Company’s shareholders elect a board of statutory auditors (Collegio Sindacale) from individuals qualified to act in such capacity under Italian law. At ordinary shareholders’ meetings of the Company, the statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. In the event that a new board of statutory auditors has not been elected at the time the term of the previous board expires, the previous board continues to serve unit a new board is elected. Each member of the board of statutory auditors must provide certain evidence that he is in good standing and meets certain professional standards.

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

External Auditor

     The 2003 corporate law reform requires companies to appoint an external auditor or a firm of external auditors, each of them qualified to act in such capacity under Italian law, that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditor or the firm of external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

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

     Extraordinary shareholders’ meetings may be called to pass upon split-ups, dissolutions, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the By-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by our Board of Directors. Liquidation of the Company must also be resolved upon at an extraordinary meeting.

     The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”. The extraordinary meeting may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.

     The quorum for an ordinary meeting of shareholders is 50% of the Ordinary Shares, and resolutions are carried by the majority of Ordinary Shares present or represented. At an adjourned ordinary meeting, no quorum is required, and the resolutions are carried by the majority of Ordinary Shares present or represented. Certain matters, such as amendments to the By-laws, the issuance of shares, the issuance of debentures and mergers and de-mergers may only be effected at an Extraordinary General Meeting, at which special voting rules apply. Resolutions at an extraordinary meeting of the Company are carried, on first call, by a majority of the Ordinary Shares. An adjourned extraordinary meeting is validly held with a quorum of one-third of the issued shares and its resolutions are carried by a majority of at least two-thirds of the holders of shares present or represented at such meeting. In addition, certain matters (such as a change in purpose or form of the company, the transfer of its registered office outside Italy, its liquidation prior to the date set forth in its By-laws and the issuance of preferred shares) must be carried by the holders of more than one-third of the Ordinary Shares, provided that there is no dissenting vote by holders of more than one-third of the shares present and represented at such meeting).

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

Preemptive Rights

     Pursuant to Italian law, holders of Ordinary Shares or of debentures convertible into shares are entitled to subscribe for issuance of shares, debentures convertible into shares and rights to subscribe for shares in proportion to their holdings, unless such issues are for non cash considerations or preemptive rights are waived or limited by an extraordinary resolution adopted by the affirmative vote of holders of more than 50% of the Ordinary Shares (whether at an extraordinary or adjourned extraordinary meeting) and such waiver or limitation is required in the interest of the Company. There can be no assurance that the holders of ADSs may be able to exercise fully any preemptive rights.

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

     The power to issue debt securities not convertible into shares in vested in our Board of Directors, while debt securities convertible into shares may be issued pursuant to a resolution of the extraordinary shareholders’ meeting.

Segregation of Assets and Proceeds

     The Company, by means of an extraordinary shareholders’ meeting resolution, may resolve to segregate assets of the company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

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

     A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution, unless such shares are sold or cancelled. Shares purchased and held by us may be resold only pursuant to a resolution of our shareholders adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by us or our subsidiaries cannot be exercised, but the shares can be counted for quorum purposes in shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders, unless the shareholders’ meeting authorizes the Company to exercise, in whole or in part, the pre-emptive rights thereof.

     An authorization from the shareholders for the Company to purchase up to 10% of the outstanding shares in the form of Ordinary Shares or ADSs was passed as of November 2003 and renewed as of May 2004; the current authorization will expire in November 2005. As of the date of this annual report, the Company had repurchased a total of 223,200 ADSs and 2,225,000 Ordinary Shares pursuant to this authorization (the 2,225,000 Ordinary Shares having been repurchased from Prada).

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

     Dissenting or absent shareholders may require the Company to buy back their shares as a result of shareholders’ resolutions approving, among others things, material modifications of the Company’s purpose or of the voting rights of our shares, the transformation of the Company from a stock corporation into a different legal entity, or the transfer of our registered seat outside Italy. According to the reform, the buy-back would occur at a price established by directors, upon consultation with the board of statutory auditors and the Company’s external auditor, having regard for the net asset value of the company, its prospective earnings and the market value of its shares, if any. The 2003 reform would permit the Company’s By-laws to set forth different criteria for the consideration to be paid to dissenting shareholders in such buy-backs.

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

Liability for Mismanagement of Subsidiaries

     Pursuant to the 2003 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries

SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR
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

     We follow the traditional Italian corporate governance system, which provides for two main corporate bodies — the board of directors and the board of statutory auditors. This system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors serving as the sole governing body. See “By-laws — Board of Directors” and “By-laws —Statutory Auditors” above for a description of the powers and duties of our Board of Directors and our board of statutory auditors, respectively. The members of our Board of Directors and board of statutory auditors, as well as our external auditors, are directly and separately appointed by resolutions approved by our shareholders at a general shareholders’ meeting.

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

     Audit Committee and Internal Audit Function

     NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.

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

     Our practice .We are in the process of adopting certain corporate governance guidelines (including with respect to our internal control system, significant transactions, transactions with related parties, and internal dealing), a compliance program to prevent certain criminal offenses and a code of conduct for our directors, employees and others acting on our behalf. As noted in Item 16B, we have also adopted a code of ethics for our senior executive and financial officers meeting the requirements of Section 406 of the Sarbanes-Oxley Act.

     We believe that our codes of conduct and ethics will address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. Our corporate governance guidelines, on the other hand, do not address all of the issues contemplated by the NYSE standards.

     Certifications as to Violations of NYSE Standards

     NYSE domestic company standards. Under NYSE listing standards, the CEO of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is unaware of any violation by the company of the NYSE corporate governance listing standards, and to disclose that such certification has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report on Form 10-K). The CEO must also promptly notify the NYSE in writing if any executive officer of the company becomes aware of any material non-compliance with the NYSE corporate governance listing standards. A U.S. company listed on the NYSE must also submit an annual written affirmation to the NYSE, within 30 days of its annual shareholders’ meeting and in a form specified by the NYSE, regarding its compliance with applicable NYSE corporate governance standards. A U.S. company listed on the NYSE is further required submit an interim written affirmation to the NYSE upon the occurrence of specified events, including changes to the Board of Directors or its audit, nominating/corporate governance or compensation committees and changes in the status of independent directors.

     Our practice. Under the NYSE rules, as of July 31, 2005, we are required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding our compliance with applicable NYSE corporate governance standards. In 2005, we will be required to submit this written affirmation by August 30. In subsequent years, we will be required to submit an annual affirmation within 30 days of the filing of our annual report on Form 20-F with the SEC. Following submission of our initial annual written affirmation, we will also be required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, any time we are no longer eligible to rely on, or choose to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent we have an audit committee as defined in Rule 10A-3, if a member of such audit committee who was deemed independent is no longer independent or an audit committee member had been added. In addition, under NYSE rules, our chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by us with NYSE corporate governance standards.

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

TAXATION

     The following is a summary of certain U.S. federal income and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to United States federal income tax on a net income basis in respect of the Ordinary Shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Ordinary Shares or ADSs. In particular, the summary deals only with beneficial owners who will hold Ordinary Shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of the Company or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold Ordinary Shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of Ordinary Shares or ADSs and one or more other investments. The summary does not discuss the treatment of Ordinary Shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on business or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report, which are subject to change. Investors and prospective investors in Ordinary Shares or ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of Ordinary Shares or ADSs, including, in particular, the effect of any state, local or other national tax laws.

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. owners”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners that are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

     For purposes of the Income Tax Convention and the United States Internal Revenue Code of 1986, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the Ordinary Shares represented by those ADSs. Unless otherwise stated, this summary assumes that a U.S. holder is eligible for the benefits of the Income Tax Convention.

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

     Under the Income Tax Convention, dividends derived and beneficially owned by U.S. owners are subject to Italian tax at a reduced rate of 15%. However, the amount initially made available to the Depositary for payment to U.S. owners will reflect withholding at the 27% rate. U.S. owners who comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a “treaty refund”). The certification procedure will require U.S. owners (i) to obtain from the U.S. Internal Revenue Service (“IRS”) a form of certification required by the Italian tax authorities with respect to each dividend payment (Form 6166), unless a previously filed certification will be effective on the dividend payment date (such certificates are effective until March 31 of the year following submission),); (ii) to produce a statement whereby the U.S. owner represents to be a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy,; and (iii) to set forth other required information. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this annual report). The time for processing requests for certification by the IRS normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the Depositary on how to claim a treaty refund.

     The Depositary’s instructions will specify certain deadlines for delivering to the Depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the IRS. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the Depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the Depositary.

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

     United States Tax Considerations.

     The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income, regardless of whether the tax refund is obtained, and will not be eligible for the dividends received deduction allowed to domestic corporations. Dividends paid in Euros will be includible in the income of such U.S. owners in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary or the custodian. If the Depositary or the custodian converts the Euros into dollars on the day it receives them, U.S. owners generally should not realize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss, which will be treated as ordinary gain or loss, to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the U.S. dollar equivalent of the Euro amount of the treaty refund on the date the dividends were received by the Depositary or the custodian. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. Dividends will generally constitute foreign-source “passive income” or “financial services income” for U.S. tax purposes. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of the Ordinary Shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on Ordinary Shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.

     The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or Ordinary Shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs and Ordinary Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

     Taxation of Capital Gains

     Italian Tax Considerations.

     Capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment through which such shareholders carry on or perform business services in Italy are subject to Italian personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward for up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of a listed company’s total share capital or more than 2% of its share capital voting at an ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43%, plus a surcharge generally of up to 1.9%, depending on the municipality in which such non-resident shareholder earns the highest Italian-source income). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.

     Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in De Rigo which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as De Rigo, even when such shareholdings are held in Italy.

     Furthermore, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian tax on any capital gains unless such U.S. owner has a permanent establishment in Italy to which Ordinary Shares or ADSs are effectively connected. To this end, U.S. owners that sell Ordinary Shares or ADSs and claim benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability of the capital gains pursuant to the Convention have been satisfied. Other countries have executed income tax conventions with Italy providing for similar treatment of Italian tax on capital gains. No tax on capital gains will be imposed by Italy on the deposit or withdrawal of Ordinary Shares in return for ADSs.

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

     Taxation of Distributions from Capital Reserves

     Italian Tax Considerations.

     Special rules apply to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the Ordinary Shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.

     Other Italian Taxes

     Estate and Gift Tax.

     As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of Ordinary Shares or ADSs for a value exceeding €180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €168.00 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to €516,456.91 in case the beneficiary is a person with a handicap recognized pursuant to applicable law.

     Transfer Tax.

     An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfer of Ordinary Shares or ADSs involving non-Italian residents, provided that such transfer is concluded either on a regulated market or with a bank or an investment services company.

DOCUMENTS ON DISPLAY

     Copies of De Rigo S.p.A.’s Statuto are incorporated by reference as an exhibit to this annual report and may be examined at its registered office at Zona Industriale Villanova, No. 12, 32013 Longarone (BL), Italy.

     The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. In accordance therewith, De Rigo is required to file reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). In particular, the Company is required to file annual reports on Form 20-F and periodic reports on Form 6-K by electronic means through the SEC’s EDGAR system. These materials, including this annual report, are available for inspection and copying at the SEC’s public reference facilities in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

     The Group’s consolidated statements of income recognized net foreign exchange gains of €0.3 million and €0.5 million in 2004 and 2003, respectively. For additional information on the Group’s financial instruments, see Note 19 to Notes to the Consolidated Financial Statements included in Item 18.

     Risk Analysis

     The De Rigo Group monitors foreign exchange risk, interest rate risk and related hedge positions using a variety of analytical techniques including market value and sensitivity analysis. The following analyses assume instantaneous parallel shifts in exchange rates and interest rate yield curves. For options that are instruments with non-linear returns, sensitivity analysis models considering the year-end market volatility are employed.

     Exchange Rate Risk

     At December 31, 2004, the potential loss in fair value of the financial instruments with exposure to exchange rate risk with regard to non-Euro currencies, principally those relating to the Pound Sterling and U.S. dollar, primarily financial assets and liabilities denominated in such currencies and derivative instruments such as foreign forward exchange contracts and currency options, resulting from a hypothetical 10% change in relevant foreign currency exchange rates would be approximately €0.3 million. This sensitivity analysis assumes an unfavorable and instantaneous 10% fluctuation in the relevant exchange rates and is generally based on rates at the end of the year for the relevant currencies against the euro, the Group’s reporting currency.

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

     Interest Rate Risk

     Although the Group uses derivative instruments to manage its interest rate risk exposure, it does not attempt to hedge its interest rate risks completely. As a result, the Group’s results could be affected with regard to changes in interest rates, particularly as regards changes in the values of its floating rate assets and liabilities. The potential loss in fair value of such assets and liabilities held at December 31, 2004, resulting from a hypothetical, instantaneous and unfavorable change of 10% in interest rate levels applicable to such financial assets and liabilities would be approximately €0.1 million.

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

     Changes in Market Risk Exposure Compared to 2003

     The Group’s policy on financial risk management has not changed from the preceding year. However, the characteristics and the mix of the Group’s financial instruments with exposure to interest rate and foreign exchange rate risk at December 31, 2004 have changed substantially from the preceding year. See Note 19 to Notes to the Consolidated Financial Statements included in Item 18.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     As of December 31, 2004, the Company carried out an evaluation under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There has been no change in the Company’s internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     The Company has determined that, because of the existence and nature of its board of statutory auditors, it will qualify for an exemption provided by Exchange Act Rule 10A-3(c)(3) from many of the Rule 10A-3 audit committee requirements, which become applicable to foreign private issuers on July 31, 2005. See “Significant Differences In Corporate Governance Practices For Purposes of Section 303a.11 of the New York Stock Exchange Listed Company Manual—Audit Committee and Internal Audit Function” in Item 10. The board of statutory auditors has determined that each of the members qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B. Code of Ethics

     The Company has adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that is applicable to the Company’s chief executive officer, chief financial officer, chief accounting officer and controller, as well as to persons performing similar functions to any of the foregoing in each relevant group’s subsidiary. Copies of this code of ethics are available upon request by writing to us at the address on the cover page of this annual report; we also expect to post the code of ethics on our website at www.derigo.com. Material appearing on this website is not incorporated by reference into this annual report. If the Company amends the provisions of this code of ethics, or if the Company grants any waiver of such provisions, it will disclose such amendment or waiver on its website at the same address.

Item 16C. Principal Accountant Fees and Services

     Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, Reconta Ernst & Young “or other Ernst & Young audit entities,” during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,
	2004	2003
	(in thousands of euro)
Audit fees	€495	€473
Audit-related fees	316	0
Tax fees	56	225
All other fees	5	4

Total fees	€872	€702

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

     For both types of pre-approval, the board of statutory auditors considers whether such services are consistent with the SEC’s rules on auditor independence. The board of statutory auditors also considers whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company’s business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance the Company’s ability to manage or control risk or improve audit quality. All such factors are considered as a whole, and no one factor should necessarily be determinative.

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

Item 16D. Exemptions From The Listing Standards For Audit Committees

     Not applicable.

Item 16E. Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

     An authorization from the shareholders for the Company to purchase up to 10% of the outstanding shares in the form of Ordinary Shares or ADSs was passed as of November 2003 and renewed as of May 2004 and publicly announced at such time. The authorization of this share repurchase program will expire in November 2005. As of the date of this annual report, the Company had repurchased a total of 223,200 ADSs and 2,225,000 Ordinary Shares pursuant to this program (the 2,225,000 Ordinary Shares having been repurchased from Prada in July 2004 and the 223,200 ADSs having been purchased in market transactions in 2003). Purchases under this program in 2004 are summarized in the table below.

			Total Number of	Maximum Number of
			Shares Purchased as	Shares that may yet
			Part of Publicly	be Purchased under
	Total Number of	Average Price Paid	Announced Plans or	the Plans or
	Shares Purchased	per Share in €	Programs	Programs
2004	(a)	(b)	(c)	(d)
Jan. 1-31	—	—	223,200	4,176,800
Feb. 1-29	—	—	223,200	4,176,800
Mar. 1-31	—	—	223,200	4,176,800
Apr. 1-30	—	—	223,200	4,176,800
May 1-31	—	—	223,200	4,176,800
Jun. 1-30	—	—	223,200	4,176,800
Jul. 1-31	2,225,000	5.06	2,448,200	1,951,800
Aug. 1-31	—	—	2,448,200	1,951,800
Sep. 1-30	—	—	2,448,200	1,951,800
Oct. 1-31	—	—	2,448,200	1,951,800
Nov. 1-30	—	—	2,448,200	1,951,800
Dec. 1-31	—	—	2,448,200	1,951,800

Total	2,225,000	5.06	2,448,200	1,951,800

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

Index to Exhibits filed with this Report

1.1	Bylaws of De Rigo S.p.A. (incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission by De Rigo S.p.A. on June 30, 2004, file no. 1-14002).

1.2	The total amount of long-term debt securities of De Rigo S.p.A. authorized under any instrument does not exceed 10% of the total assets of the Group on a consolidated basis. De Rigo S.p.A. hereby agrees to furnish to the Securities and Exchange Commission upon request a copy of any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of subsidiaries of the registrant.

12.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
De Rigo S.p.A.

We have audited the accompanying consolidated balance sheets of De Rigo S.p.A. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of De Rigo S.p.A. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Italy, which differ in certain respects from U.S. generally accepted accounting principles (see Note 19 of the Notes to Consolidated Financial Statements).

Padua, Italy
May 2, 2005
except for note 19, as to which the date is
June 1, 2005

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Euro (€), unless otherwise noted)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	19,634	27,146
Accounts receivable, trade, net of allowances for doubtful accounts of € 7,383 in 2003 and € 7,187 in 2004	61,938	61,271
Inventories (Note 4)	49,366	51,232
Deferred income taxes (Note 11)	13,018	5,443
Prepaid expenses and other current assets (Note 5)	12,393	14,391

Total current assets	156,349	159,483

Property, plant and equipment (Note 9):
Land	16,848	16,874
Buildings	54,587	54,658
Machinery and equipment	25,491	24,475
Office furniture and equipment	82,800	94,955
Construction in progress	—	19

	179,726	190,981
Less: Accumulated depreciation	(70,643)	(82,805)

Property, plant and equipment, net	109,083	108,176

Goodwill and intangible assets net (Note 6)	103,891	97,574

Deferred income taxes (Note 11)	1,407	11,927

Other non current assets (Note 7)	6,157	17,404

TOTAL ASSETS	376,887	394,564

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of Euro (€), unless otherwise noted)

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings (Note 8)	22,569	20,410
Current portion of long-term debt (Note 9)	166	184
Accounts payable, trade	66,141	70,875
Commissions payable	895	212
Income taxes payable	5,452	4,219
Deferred income taxes (Note 11)	1,392	767
Accrued expenses and other current liabilities (Note 10)	27,223	28,970

Total current liabilities	123,838	125,637

Termination indemnities and other employee benefits (Note 12)	9,755	10,142
Deferred income taxes (Note 11)	8,670	9,835

Long-term debt, less current portion (Note 9)	497	341

Other non-current liabilities (Note 14)	7,243	7,200
Shareholders’ equity (Note 15):
Capital stock, € 0.26 par value, 45,800,000 and 45,800,000 shares authorized; 44,714,255 and 44,934,976 issued; 44,491,055 and 42,486,776 outstanding at December 31, 2003 and 2004, respectively	11,626	11,683

Additional paid-in capital	54,490	54,599
Retained earnings	161,413	175,891
Foreign currency translation adjustments	(5,682)	(5,801)
Revaluation reserve	5,037	5,037

Total shareholders’ equity	226,884	241,409

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	376,887	394,564

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Euro (€), unless otherwise noted)

	For the years ended December 31,
	2002	2003	2004
NET SALES (Note 17)	512,459	504,801	514,384

COST OF SALES	203,208	202,040	198,900

GROSS PROFIT	309,251	302,761	315,484

COSTS AND EXPENSES
Commissions	16,381	13,432	11,869
Advertising and promotion expenses	34,854	32,644	34,393
Other selling expenses	203,011	195,532	204,442
General and administrative expenses	38,278	36,299	35,955

	292,524	277,907	286,659

INCOME FROM OPERATIONS	16,727	24,854	28,825

OTHER (INCOME) EXPENSES
Interest expense	4,025	2,217	1,126
Interest income	(633)	(718)	(675)
Other (income) expenses, net	3,566	(14,483)	725

	6,958	(12,984)	1,176

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	9,769	37,838	27,649

INCOME TAXES (Note 11)	46	14,935	12,737

INCOME BEFORE MINORITY INTERESTS	9,723	22,903	14,912

MINORITY INTERESTS (Note 18)	(922)	4,425	434

NET INCOME	10,645	18,478	14,478

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Euro (€), unless otherwise noted)

	2002	2003	2004
Cash flows from operating activities
Net income	10,645	18,478	14,478
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	18,339	17,735	18,436
Amortization	9,213	9,216	8,463
Provision for doubtful accounts	2,821	2,545	1,380
Provision for inventory obsolescence	4,480	5,325	3,875
Gain on sale of investments in debt securities	(111)	(86)	—
Deferred income taxes	(8,479)	(1,969)	(2,454)
Gain on disposal of EID in 2003 and De Rigo Nederland in 2004	—	(11,751)	(62)
Other, non-cash items	622	489	227
Provision for termination indemnities and pension costs	8,103	8,467	8,150
Minority interest in income (loss)	(922)	4,425	434
Changes in operating assets and liabilities:
Accounts receivable	(14,945)	(2,986)	(2,132)
Inventories	6,698	(3,582)	(5,864)
Accounts payable	(3,451)	6,333	5,813
Income taxes payable	(6,666)	2,829	(1,212)
Value added tax	1,799	126	(1,775)
Other — net	(150)	201	(1,289)
Payments of termination of indemnities and pension contributions	(5,656)	(4,965)	(5,038)

Net cash provided by operating activities	22,340	50,830	41,430

Cash flows from investing activities
Net proceeds from sale of EID (Note 3)	—	12,341	—
Net proceeds from sale of De Rigo Nederland and Deutschland (Note 3)	—	—	(202)
Acquisition of minority interests in Dierre, De Rigo France, De Rigo Deutschland and De Rigo UK	(304)	—	(739)
Net proceeds from sale of Ranieri Argentina and Vogart S.r.l.	386	—	—
Acquisition (proceeds) of interests in other companies	—	—	(53)
Additions to property, plant and equipment	(16,075)	(11,548)	(17,624)
Proceeds from disposal of equipment and other assets	1,354	1,870	246
Additions to intangible assets	(2,086)	(1,009)	(2,087)
Proceeds from sale of investments	—	1,993	—

Net cash used in investing activities	(16,725)	3,647	(20,459)

Cash flows from financing activities
Net change in short-term borrowings from lines of credit	(3,241)	(50,169)	(2,107)
Dividends paid by subsidiaries to minority interests	—	(4,429)	(14)
Proceeds from long-term debt	151	—	35
Repayment of long-term debt and non current liability	(494)	(251)	(173)
Share capital increase	68	—	92
Purchase of treasury shares	—	(753)	(11,266)
Payment of dividends	(5,805)	—	—
Net cash provided (used) by financing activities	(9,321)	(55,602)	(13,433)

Effect of exchange rate changes on cash	(241)	(269)	(26)

Increase (Decrease) in cash and cash equivalents	(3,947)	(1,394)	7,512
Cash and cash equivalents at beginning of the year	24,975	21,028	19,634

Cash and cash equivalents at end of the year	21,028	19,634	27,146

Supplemental disclosures:
Interest paid	3,871	2,430	925

Income taxes paid	18,147	9,701	18,060

See accompanying notes

DE RIGO S.p.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002, 2003 and 2004
(In thousands of Euro (€), unless otherwise noted)

				Foreign
		Additional		currency
	Share	paid-in	Retained	translation	Revaluation
	Capital	capital	earnings	adjustments	reserve	Total
Balance at January 1, 2002	11,609	54,439	138,095	1,239	5,037	210,419
Foreign currency translation adjustments				(3,210)		(3,210)
Share capital increase
— exercise of 62,852 stock options	17	51				68
Net income for 2002			10,645			10,645
Dividends paid			(5,805)			(5,805)

Balance at December 31, 2002	11,626	54,490	142,935	(1,971)	5,037	212,117
Foreign currency translation adjustments				(3,711)		(3,711)
Net income for 2003			18,478			18,478

Balance at December 31, 2003	11,626	54,490	161,413	(5,682)	5,037	226,884
Foreign currency translation adjustments				(119)		(119)
Share capital increase
— exercise of 220,721 stock options	57	109				166
Net income for 2004			14,478			14,478

Balance at December 31, 2004	11,683	54,599	175,891	(5,801)	5,037	241,409

See accompanying notes

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

1.	BACKGROUND AND ORGANIZATION

De Rigo S.p.A. (“De Rigo” or the “Company”) is incorporated in Italy, and on December 31, 2003 and 2004, respectively, was 74.0% and 77.2% directly and indirectly owned by the De Rigo brothers. On December 31, 2004, a portion of the De Rigo brothers’ interest equal to 75.0% of the Company was indirectly owned through De Rigo Holding B.V., with the remaining 2.2% being directly owned by the De Rigo brothers. The remaining 22.8% of the Company was owned as follows:

Managing Director	2.0%
Publicly owned	20.8%

22.8%

A total of 22.4% of the shares are listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (each American Depositary Share represents one Ordinary Share) under the symbol “DER”. This is comprised of the 20.8% publicly owned shares with the other 1.6% being owned directly and indirectly by the Managing Director and the De Rigo brothers.

The principal activities of the De Rigo S.p.A. and its subsidiaries (the “Company” or the “Group”) include the design, manufacture, distribution, marketing and retailing of premium-priced fashion sunglasses and prescription eyeglass frames and the sale of eyeglass lenses. Information on the Group’s operations by business segment and the expiration dates of certain tax exemption grants are disclosed in Notes 17 and 11, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of De Rigo and its subsidiaries (collectively the “Group”) are prepared on the basis of the accounts of De Rigo and the financial statements of the individual companies consolidated as of December 31, 2004 as approved by their respective Boards of Directors, adjusted, where necessary, to conform with the accounting policies adopted by De Rigo. The accounting policies are consistent with the Italian Civil Code (as amended by Legislative Decree No. 6 dated January 17, 2003 and subsequent amendments and integrations) related to consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (collectively, “Italian GAAP”).

Italian GAAP differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The effects of these differences on stockholders’ equity as of December 31, 2003 and 2004 and on the consolidated net income for each of the three years in the period ended December 31, 2004 are set forth in Note 19.

The consolidated financial statements and related notes are presented in a reclassified format, which differs from De Rigo’s financial statements and disclosures which are prepared in accordance with Italian legal requirements. The format presented does not result in any modification of the portions attributable to De Rigo stockholders’ equity and net income (loss) as reported on an Italian GAAP basis.

     Principles of consolidation

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

All majority-owned subsidiaries are consolidated.

The financial statements used for the consolidation are those prepared for approval by the shareholders of the respective companies forming part of the De Rigo Group. Such financial statements are adjusted, where necessary, to conform with the Company’s accounting policies that are in conformity with the Italian law governing consolidated financial statements interpreted and integrated by the accounting principles established or adopted by the Italian Accounting Profession (“Italian GAAP”).

All significant intercompany transactions and balances are eliminated. Unrealized intercompany profits and the gains and losses arising from transactions between Group companies are also eliminated.

     Use of estimates

The preparation of the financial statements in conformity with Italian and U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Foreign currency translation

The financial statements of foreign subsidiaries expressed in foreign currencies are translated into Euro, the Company’s functional and reporting currency, using the year-end exchange rate for balance sheet items and the average exchange rate for the year for statement of income items. The translation differences resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders’ equity.

     Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies have been recorded at the exchange rate in effect at the date of the transaction; such assets and liabilities denominated in foreign currencies are remeasured at the prevailing rate at the balance sheet date, taking into consideration relevant hedging contracts, and any resulting unrealized gain or losses are recognized in income.

     Cash and Cash equivalents

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

     Investments in debt securities

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

When the Company invests in debt securities, such investments are stated at the lower of cost or market.

     Property, plant and equipment

Property, plant and equipment is recorded at either historical cost or revalued amounts. The Company revalued certain assets in years prior to 1992 to fair value, in accordance with Italian law. The applicable revaluation laws contained provisions limiting the amount of any such revaluation to the fair value of the respective assets. The adjustments resulting from these revaluations have been recorded as a component of shareholders’ equity.

Depreciation of property, plant and equipment is computed on the historical cost or revalued basis of the relevant asset, using the straight-line method over the estimated useful lives of the related assets, as follows:

Buildings	33-50 years
Machinery and equipment	4-10 years
Office, furniture and equipment	4-8 years
Leasehold improvements	lesser of useful life or lease term

Maintenance and repairs are expensed as incurred while replacement and improvements are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the accounts, and any resulting gain or loss is included in income from operations.

The Group periodically evaluates potential impairment loss relating to property plant and equipment, when a change in circumstances occurs by assessing whether permanent diminution in value has occurred. Impairment is recognized if the recoverable amount falls below its carrying value. In that event, an impairment loss is recognized based on the amount by which the net carrying value exceeds the recoverable amount, pursuant to Article 2426, Section 1, item 3 of the Italian Civil Code. Write-downs are reversed if the reason for the write-down no longer exists.

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

     Treasury Shares

Treasury shares are recorded at historical cost within long-term assets. Treasury shares are written down in cases where there is a permanent diminution in value. Write-downs are reversed if the reason for the write-down no longer exists.

     Income taxes

Income taxes are provided for by each entity included in the consolidation in accordance with applicable local laws. Deferred income taxes are accounted for under the liability method and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and tax loss carry forwards (“NOLs”). Valuation allowances are provided against deferred tax assets for amounts that are not expected to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. However, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in amounts in excess of their net recorded values, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of the net recorded value of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination was made.

     Investment tax credits and tax deductions

Investment tax credits and investment tax deductions are accounted for as a reduction in current income taxes in the year in which the credit arises or the deduction is taken.

     Revenue recognition

Revenues from the sale of products are recorded net of discounts upon shipment, which is generally when title passes. It is not the Company’s policy to accept returns; however in specific cases returns are accepted. The Company records an accrual based on an estimate of anticipated returns of merchandise by customers in subsequent periods.

Retail sales consists of the sale of optical frames and lenses for prescription eyeglasses and fashion sunglasses (as well as contact lenses and other optical products), together with the provision of related professional consulting and aftercare services, through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal. Revenue is recognized when the service is provided or the goods are delivered.

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

For financial instruments used to hedge interest rate risks, the interest differentials are recorded in the statement of income in “financial income” or “financial expense” based on the accrual principle; the fair values of the outstanding contracts at year-end are not reflected in the accompanying financial statements.

For financial instruments used to hedge exchange rate risks, the cost (or “financial component” calculated as the difference between the rate at the date of entering into the contract and the forward rate) is recorded in the statement of income in “financial income” or “financial expense” based on the accrual principle. Premiums collected (paid) on the sale or purchase of put and call options are classified under “other payables” or “receivables due from others”. If the option is exercised, the premium collected (paid) is treated as an accessory component of the strike price of the underlying instruments; if the option is not exercised, the premium collected (paid) is recorded under financial income (financial expense). Put and call options are valued consistently with the underlying asset and liability positions and any net expense connected with each single transaction is recognized in the statement of income. Put and call options outstanding at year-end are stated at the lower of cost or market value at the balance sheet date.

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

     Share-based compensation

From time to time the Company grants stock options to qualified employees as incentive compensation. Awards of stock based compensation schemes are treated as equity movements at the time of acquisition by the recipient. Neither the fair value nor the intrinsic values of the stock based compensation schemes are included in the statement of income under Italian GAAP.

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

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

     Reclassifications

Certain amounts in the financial statements in 2002 and 2003 have been reclassified to conform to the 2004 presentation.

     Other information

The following table discloses the year-end exchange rates for the balance sheet items and the average exchange rates for the statement of income items used to change foreign currency of subsidiaries outside of the Euro area into Euros for years 2004 and 2003, respectively:

		Average		Average		Average
Exchange rate	31/12/04	2004	31/12/03	2003	31/12/02	2002
US $ (1)	1.3621	1.2439	1.2630	1.1312	1.0487	0.9456
GB Pound	0.7051	0.6787	0.7048	0.6920	0.6505	0.6288
Japanese Yen	139.6500	134.4400	135.0500	130.9710	124.3900	118.0625
Singapore $	—	—	2.1450	1.9703	1.8199	1.6912
Hong Kong $	10.5881	9.6881	9.8049	8.8079	8.1781	7.3750

Note 1:	In 2003, the financial statements of Eid L.L.C were expressed into Euro with the average exchange rate for the period 1 January 2003 — 23 July 2003 of 1.1049 US$ for 1 €.

3.	BUSINESS ACQUISITIONS AND DISPOSALS

2004 Acquisitions and disposals

On June 30, 2004, the Group sold to De Rigo Holding BV its 100% interest in De Rigo Nederland and De Rigo Singapore for cash consideration of € 580 realizing a gain of € 62. Since May 1, 2004 the Group distributes its products in the Dutch market directly from Italy.

On October 22, 2004, the Group acquired the outstanding 20% minority interest in its subsidiary De Rigo UK for cash consideration of € 739. The acquisition has been accounted for under the purchase method. Prior to the acquisition of this outstanding minority interest, the Company held 80% of the outstanding shares and was fully consolidating De Rigo UK’s results. The amount paid over the book value was not significant.

On December 16, 2004, the Group sold its 100% interest in De Rigo GmbH for a nominal amount equivalent to book value. Since January 1, 2004 the Group distributes its products in the German market directly from Italy.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

2003 Disposals

On July 23, 2003 the joint venture that the Group formed with the Prada Group in 2000 was terminated under a mutual agreement between the parties and as a result the Group sold its 51% interest in EID to the Prada Group for cash consideration of € 12,341 realizing a gain of € 11,751, which is included in other (income) expenses.

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

4.	INVENTORIES

Inventories consisted of the following:

	December 31,
	2003	2004
Raw materials and supplies	5,068	6,021
Semi-finished goods	5,077	5,300
Finished goods	39,221	39,911

	49,366	51,232

Inventories are net of allowances for obsolete and slow moving items of € 24,355 and € 24,055 at December 31, 2003 and 2004, respectively.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2003	2004
Prepaid shop rentals	5,060	5,291
Prepaid pension benefit costs (Note 12)	1,883	—
Value added tax receivable	1,630	3,403
Income tax receivable	245	1,989
Advances to suppliers and agents	390	415
Franchise prepayments	868	719
Prepaid other taxes	606	814
Other	1,711	1,760

	12,393	14,391

6.	GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consisted of the following:

	December 31,
	2003	2004
Goodwill, net of accumulated amortization of € 26,508 in 2003 and € 32,017 in 2004	94,532	88,327
Trademarks, net of accumulated amortization of € 2,420 in 2003 and € 3,051 in 2004	4,368	3,989
Other intangibles, net of accumulated amortization of € 12,373 in 2003 and € 14,617 in 2004	4,991	5,258

	103,891	97,574

In accordance with Italian tax law n. 448 dated December 28, 2001, at the end of 2001, the Company revalued certain of its trademarks from € 436 to € 5,479. This revaluation was subject to a tax in the amount of € 958, which was payable over three years. The carrying value of the trademark assets was adjusted to the revalued amount of €5,479; the amount of the revaluation was credited to a separate component of shareholders’ equity (revaluation reserve) net of the tax liability attributable to the revaluation reserve. No provision has been made for the tax to be paid upon distribution of the revaluation reserve because management does not intend to distribute the revaluation reserve arising from this revaluation.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

7.	OTHER NON CURRENT ASSETS

Other non-current assets consisted of the following:

	December 31,
	2003	2004
Advance payment of withholding tax on termination indemnities	71	12
Income tax receivable	4,154	3,834
Long-term deposits	1,154	1,372
Treasury shares	753	12,019
Other	25	167

	6,157	17,404

Included in income tax receivable is an amount of € 3,830 related to an Italian tax credit, originating from the distribution of dividends to a foreign subsidiary. Although, a tax refund request was rejected by the First Tax Court of Italy in late 2004, the Company has not removed the related receivable amount as, based on the opinion of its tax and legal advisors, the reasons for the court’s rejection of the refund are considered to be groundless; accordingly, the recoverability of this receivable is considered probable.

8.	SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of:

	December 31,
	2003	2004
Borrowings under lines of credit payable on demand	22,569	20,410

     Borrowings under lines of credit payable on demand

At December 31, 2003 and 2004, the Group had unsecured short-term bank lines of credit aggregating approximately € 137,103 and € 85,498, respectively. At December 31, 2003 and 2004, approximately € 114,534, and € 65,088, respectively, were available for further borrowings. At December 31, 2003 and 2004, the weighted average interest rates for the short-term lines of credit were 3.48% and 3.56% respectively. Amounts outstanding under these lines of credit are payable upon demand.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

9.	LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2003	2004
Subsidized by the Italian Government:
• Mortgage loan payable to bank, bearing interest at an effective annual rate of 1.0875% for first three years and 2.61% for remaining 10 years, payable yearly from 2003 through 2012	351	316
Subsidized by the European Investment Bank:
• Mortgage loan payable to bank, bearing variable interest at 3 month Euribor rate plus 1.00% margin payable yearly from 1998 through 2005 (3.11% and 3.17% at December 31, 2003 and 2004, respectively)	194	97
Mortgage loans payable to banks bearing interest at annual rate of 5.20% and 3.55%, due in installments to 2005 and 2006	118	112

Total long-term debt	663	525
Less: current portion	(166)	(184)

	497	341

The interest paid by the Italian Government and European Investment Bank amounted to € 26, € 5 and nil in 2002, 2003, and 2004 respectively. The subsidy on the European Investment Bank loan eliminated the 75 percentage points of the margin, reducing the effective interest rate to the 3 month Euribor rate plus 0.25%.

The mortgage loans are secured by liens on property, plant and equipment that have a carrying value of approximately € 3,670 at December 31, 2004. The maturities of long-term debt over the next five years as at December 31, 2004 are as follows:

2005	184
2006	81
2007	55
2008	39
2009	40
Thereafter	126

Total	525

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2003	2004
Salaries payable and related social security contributions	12,601	13,755
Employee taxes withheld	3,545	4,003
Customer advances	2,255	1,917
Property expense accruals	853	367
VAT taxes payable	3,083	3,407
Warranty provision	1,685	2,193
Other accrued expenses	3,201	3,328

	27,223	28,970

11.	INCOME TAXES

Income before income taxes and the provision for income taxes consist of the following:

	2002	2003	2004
Income before income taxes:
Italy	1,299	21,227	11,981
United Kingdom	2,072	1,968	2,467
Spain	8,864	9,087	11,398
Other	(2,466)	5,556	1,803

Total	9,769	37,838	27,649

Provision for income taxes:
Current:
Italy	1,749	9,314	6,352
United Kingdom	1,764	2,224	2,531
Spain	4,459	4,489	5,769
Other	553	877	539

Total	8,525	16,904	15,191

Deferred:
Italy	(8,014)	(820)	(1,343)
United Kingdom	(153)	(999)	(948)
Spain	(311)	210	(389)
Other	(1)	(360)	226

Total	(8,479)	(1,969)	(2,454)

Total tax provision	46	14,935	12,737

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

The reconciliation between the Italian statutory tax rates and the consolidated effective tax rates is as follows:

	2002	2003	2004
Tax at Italian statutory rate of 40.25% in 2002, 38.25% in 2003 and 37.25% in 2004	3,932	14,473	10,300
Investment tax credit and deductions	(245)	—	—
Non-taxed gains on business disposal	(123)	(3,926)	—
Effect of a change in tax rate:
• In Italy	(7,042)	303	—
• Other countries	16	(9)	28
Effect of different tax rates of foreign jurisdictions	(785)	(808)	(610)
Change in valuation allowance	1,026	(168)	(12)
Amortization of non-deductible goodwill	2,384	2,435	2,178
Other permanent differences:
• Italy
IRPEG	(460)	1,325	745
IRAP — (primarily payroll, interest and gain on business assignment in 2004)	1,413	981	(156)
• Other countries	(70)	329	264

Provision for income taxes	46	14,935	12,737

Effective consolidated tax rate	0.5%	39.5%	46.1%

The Italian statutory tax rate for 2002 was 40.25%, comprised of a 36% national corporate income tax (“IRPEG”) and a 4.25% Regional Tax on Productive Activities (“IRAP”). A new tax law was enacted in December 2002 to be effective January 1, 2003 with the effect of reducing the IRPEG tax rate from 36% to 34% for the year 2003. A further tax law was enacted in December 2003 with the effect of reducing the IRPEG (now called IRES) tax rate from 34% to 33% effective January 1, 2004.

The Company decreased its Italian deferred tax assets and liabilities as of December 31, 2002 and 2003 to reflect changes in the tax law enacted in December 2002 and 2003. In 2002, the Company recognized, as a change in tax rate, deferred taxes on temporary differences of the tax exempt companies together with the effect of IRPEG reduced tax rate from 36% to 34%. The effect of applying the enacted tax rate in 2003 to existing temporary differences was to increase income tax expense by € 303.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Components of deferred income tax assets and liabilities were:

	December 31,
	2003	2004
Total deferred tax assets	14,425	17,370
Total deferred tax liabilities	(10,062)	(10,602)

Net deferred tax assets	4,363	6,768

Of which:

Current deferred tax assets	13,018	5,443
Non-current deferred tax assets	1,407	11,927
Current deferred tax liabilities	(1,392)	(767)
Non-current deferred tax liabilities	(8,670)	(9,835)

Net deferred tax assets	4,363	6,768

Principal items comprising net deferred income tax assets were as follows:

	December 31,
	2003	2004
Assets (Liabilities)
Equalization tax on dividends	(475)	(647)
Tax revaluation on certain assets, net of accumulated depreciation	188	188
Allowance for doubtful accounts	1,939	1,035
Inventory obsolescence	8,041	544
Intercompany profits in inventory	1,531	1,572
Accumulated accelerated depreciation	(291)	(86)
Pension asset	(380)	1,026
Book revaluation of certain assets	(8,431)	(8,234)
Surplus on business assignment	—	10,289
Net operating loss carry forwards (NOL)	3,977	2,348
Agents termination indemnity	421	118
Investments devaluation	340	238
Other	1,445	725

Net deferred tax assets	8,305	9,116
Less:
Valuation allowance on NOLs	(3,942)	(2,348)

Net deferred tax assets	4,363	6,768

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

In 2004, the Company underwent an internal reorganization of its wholesale and distribution business in order to prepare for certain anticipated business transactions. This reorganization allowed, under Italian tax law, a step up in the tax basis of the assets involved. This step up will allow for additional fixed asset depreciation in future years. The tax benefits associated with this step up are reflected above in the “surplus on business assignment” line in the table above.

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

12. EMPLOYEE BENEFITS

Italian companies in the Group recognized employee benefit costs in accordance with Italian severance pay statutes and certain foreign subsidiaries recognized pension costs related to their pension plans. The total expense for employee benefits recognized for each of the three years in the period ended December 31, 2004 are summarized as follows:

	2002	2003	2004
Italian termination indemnities	1,437	1,441	1,404
Defined benefit plan of D&A	5,407	5,686	5,470
Defined benefit plans of GO	257	151	185
Defined benefit plans in other countries	197	309	62
Defined contribution plans of D&A and GO	805	880	1,029

	8,103	8,467	8,150

The liabilities reported in the balance sheet at December 31, 2003 and 2004 pertaining to these employee benefits are summarized as follows:

	2003	2004
Italian termination indemnities	6,315	6,912
Defined benefit plans of GO	2,547	2,405
Defined benefit plan of D&A	—	658
Defined benefit plans in other countries	893	167

	9,755	10,142

Additional information with respect to Italian termination indemnities and the pension plans of companies within the Group is provided below:

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

     Liabilities for Italian Termination Indemnities

The liability for termination indemnities relates to the Company’s employees at its Italian operations. In accordance with the Italian severance pay statutes, an employee benefit is accrued for service to date and is payable immediately upon separation. The termination indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. The termination liability is adjusted annually by a cost of living index provided by the Italian Government. There is no funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee were to separate immediately. The provisions charged to earnings for 2002, 2003 and 2004 were € 1,437, € 1,441 and € 1,404, respectively.

     Defined Benefit and Pension plans

D&A, an entity acquired on December 2, 1998, has a defined benefit pension plan covering some of its employees that is funded. The benefits are based on years of service and the employee’s compensation during a period up to the last seven years of employment. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. At the date of acquisition the projected benefit obligation for service rendered to date and the value of the plan assets were stated at fair value and the amount of plan assets in excess of the projected benefit obligation was recorded as a prepaid pension cost.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income for the years ended December 31, 2002, 2003 and 2004 and the funded status and amounts recognized in the consolidated balance sheets at December 31, 2003 and 2004.

Components of net periodic benefit cost for years ended December 31, are as follows:

	2002	2003	2004
Service benefit-cost: benefits earned during the year	5,089	2,890	2,210
Interest cost on projected benefit obligation	9,383	8,526	9,430
Expected return on plan assets	(9,860)	(7,659)	(8,251)
Amortization of unrecognized gain/loss	795	1,929	2,081

Net periodic benefit cost	5,407	5,686	5,470

The cost of providing benefits under the plan is determined using the projected unit credit actuarial valuation method. Amortization of unrecognized net gain or loss is computed over the average remaining service period of active employees expected to receive benefits under the plan. The principal weighted average assumptions used in making the actuarial valuations are as follows:

	2002	2003	2004
Discount rate	5.75%	5.50%	5.25%
Expected long-term return on plan assets	6.50%	6.25%	6.10%
Rate of compensation increase	3.30%	3.25%	3.25%

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Funded status of the pension plan is as presented in the tables below:

	December 31,
	2003	2004
Accumulated benefit obligation	145,148	155,450
Fair value of plan assets	127,412	140,274
Excess (deficit) of fair value of plan assets over accumulated benefit obligation	(17,736)	(15,176)

Changes in projected benefit obligation
at beginning of year	159,723	165,863
Service cost	2,890	2,210
Interest cost	8,526	9,430
Plan participants’ contributions	1,749	1,577
Actuarial (gain) loss	9,957	4,907
Benefits paid	(4,335)	(4,420)
Foreign currency translation adjustment	(12,647)	(573)

Benefits obligation at the end of year	165,863	178,994

Change in plan assets
     (invested primarily in United Kingdom stocks and bonds)

	2003	2004

Fair value of plan assets at beginning of year	123,751	127,412
Actual returns on assets — gain (loss)	12,948	13,291
Company’s contributions	3,078	2,962
Plan participants’ contributions	1,749	1,577
Benefits paid	(4,335)	(4,420)
Foreign currency translation adjustments	(9,779)	(548)

Fair value of plan assets at end of year	127,412	140,274

Funded status of the plan over-funded (under-funded)	(38,451)	(38,720)

Unrecognized net (gain) loss	40,295	38,062
Foreign currency translation adjustments	39	—

Prepaid benefit/(accrued pension cost)	1,883	(658)

The amount of the prepaid benefit/(accrued pension cost) has been classified in the consolidated balance sheets as a prepaid current asset or liability.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

The following table summarizes, by asset category, the percentage of the fair value of total plan assets held:

	December 31,
	2003	2004
Equity securities	51.0%	58,5%
Debt securities	48.9%	41,2%
Other (Cash)	0.1%	0.3%

Total	100.0%	100.0%

The trustee board has set the investment policy with regard to the pension plan’s liabilities and funding level. At December 31, 2004 there was only one fund manager “Legal & General”, with benchmark asset allocations as follows:

Legal & General

Equity securities	58,0%
Debt securities	42,0%

The investment policy broadly matches pensions already in payment with debt securities (which include fixed interest and index-linked gilts and government bonds), and aims to meet the projected liabilities for non-pensioners by using an appropriate combination of debt and equity securities. The trustee board monitors closely the risk/return profile of the plan’s investments and has an arrangement in place that could lead to a request for additional contributions from the Company if the risk/return profile exceeds a pre-determined level.

The Legal and General mandate is to track relevant indices. There are control ranges in place to ensure that the fund manager does not depart significantly from the trustee’s overall benchmark, and therefore to reduce the risk of over-concentration in one area.

The trustee board reviews the fund manager’s performance and reviews its own investment policy regularly, using independent professional advice. The trustee’s investment powers are set out in the scheme’s Trust Deed and Rules.

The expected rate of return for the year has been calculated by assuming that equity securities will return 7% and debt securities will return 5%. These expected returns are based on the current yields on long-dated gilts and bonds, with an addition for expected returns from equity securities.

The Company expects to contribute GBP Sterling 2.1 million (€ 3.0 million) to its defined benefit pension plan in 2005.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

According to the latest actuarial valuation, the following benefit payments from the pension fund are expected to be paid in the periods indicated on the basis of the membership profile at March 31, 2002. This projection allows for members to take tax-free cash sums on retirement, assuming all members retire at age 60, and also allows for future service of current active members:

2005	4,113
2006	4,822
2007	4,681
2008	5,390
2009	5,673
Years 2010-2014	30,495

GO has defined benefit plans covering certain executives that are not funded at December 31, 2003 and 2004. The present value of the benefit obligations at December 31, 2003 and 2004 was € 2,547 and € 2,405, respectively. The net benefit costs accrued in 2002, 2003 and 2004 were € 257, € 151 and € 185, respectively and the benefits paid in 2002, 2003 and 2004 were €1,079, € 257 and € 327, respectively. The principal weighted average assumptions used in making the actuarial valuations at December 31, 2003 and 2004 were a discount rate of 5.0% and a rate of compensation increase of 3.0% and 3.3%, respectively. The defined benefit plans in other countries are in Japan, France and Greece and each of these plans is unfunded.

     Defined Contribution Plans

D&A and GO make contributions to defined contribution plans that are based on a percentage of employee compensation. The amounts of pension expense recognized for those plans in 2002, 2003, and 2004 were € 805, € 880 and € 1,029, respectively.

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

At an extraordinary shareholder’s meeting held on November 17, 2000 a new stock option plan was approved to replace the plan implemented in 1999. The option holders in that plan all accepted conversion to the plan approved in the year 2000. Between January 1, 2000 and November 17, 2000, 225,000 options lapsed due to employee resignations, leaving options for 1,850,000 shares outstanding as of November 17, 2000. Under the terms of the new plan 851,000 options were granted (the 1,850,000 existing options were converted in the ratio of .46 new options for each option held) at an exercise price of U.S$ 1.00 per share, which was less than the fair value of the stock at the grant date, and the life of the awards was extended by one year. Also, on November 17, 2000, an additional 348,400 options were granted at an exercise price of U.S.$ 1.00 per share. At the same shareholders’

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

meeting the authorized share capital increase was reduced to 1,300,000 shares. In 2004, no additional options were granted, 227,700 options were forfeited and the 352,200 options outstanding at December 31, 2004 expired.

The maximum number of options set forth above were eligible for exercise if the price of the Company’s ADRs on the NYSE has reached more than U.S.$ 10.00. If the ADR price during the exercise period had fallen between $ 6.25 and $ 10.00 per share 20% to 90% could be exercised; none of the options could be exercised in the event the share price was below U.S.$ 6.25 throughout the period. The average price of the Company’s ADRs on the NYSE in 2004 was U.S.$ 6.30. Any outstanding options not exercised in any year could be carried forward and exercised in a subsequent year providing the ADR price reached the set targets.

14.	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	December 31,
	2003	2004
Minority interests	1,619	1,355
Accrual for expected losses on contractual obligation for shops that are closed and non-operating	2,281	2,106
Agents termination indemnity	1,131	1,597
Other	2,212	2,142

	7,243	7,200

15.	SHAREHOLDERS’ EQUITY

Italian law requires that 5% of a company’s net income be retained as a legal reserve, until such reserve equals 20% of share capital. Included in retained earnings are legal reserves of € 2,325 and € 2,349 at December 31, 2003 and 2004, respectively, pertaining to the Group’s Italian companies. This reserve is not available for distribution.

Retained earnings which could be available for distribution to shareholders are those recorded by the Group’s constituent companies in their individual financial statements. Such retained earnings amount in aggregate to € 310,624 and € 332,511 at December 31, 2003 and 2004, respectively.

No provision has been made in 2003 and 2004 for income taxes on the following components of shareholders’ equity:

a.	Revaluation reserve not affected by the equalization tax amounting to € 5,995 that would be subject to taxes of € 1,020, since no provision is required under current Italian GAAP.

b.	Undistributed earnings of Spanish subsidiaries, amounting to € 3,651 and € 3,651 in 2003 and 2004, respectively, would be subject to taxes of € 365 in 2003 and 2004, respectively, in case of distribution and undistributed earnings of British subsidiaries, amounting to € 49,298 and € 47,809 in 2003 and 2004, respectively, would be subject to taxes of € 813 and € 789 in 2003 and 2004, respectively, in case of distribution.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

16.	COMMITMENTS AND CONTINGENCIES

     Lease commitments

D&A leases property, computer hardware and cars and GO leases property under non-cancelable operating leases. Other lease commitments relate to the rental of buildings by distribution subsidiaries. Rental expense for the years 2002, 2003 and 2004 amounted to approximately € 26,316, € 26,596 and € 28,440 respectively. At December 31, 2004 the future lease payments under such operating leases are as follows:

Year	D&A	GO	Other	Total
2005	20,216	3,684	755	24,655
2006	18,965	2,973	660	22,598
2007	17,407	2,316	543	20,266
2008	16,209	1,949	385	18,543
2009	14,990	1,106	384	16,480
Thereafter	57,104	760	—	57,864

Total	144,891	12,788	2,727	160,406

     Royalty Agreements

The Group has agreements with certain designers for the use of their trademarks in the production of fashion eyewear. Such agreements require the Company to pay royalties at various percentages of net sales. Certain royalty agreements expire in 2005, 2006, 2007, 2008, 2009 and 2010. Others are renewable at the option of either party.

Royalty expenses were € 7,463, € 7,052 and € 5,213 in 2002, 2003 and 2004, respectively.

The future minimum payments for royalties and advertising expenses required under existing royalty contracts are the following:

Year	Royalties	Advertising
2005	3,932	1,991
2006	3,324	1,722
2007	3,116	1,055
2008	3,900	1,315
2009	4,657	1,508
Thereafter	2,102	1,517

Total	21,031	9,108

     Sponsorship agreements

The Group has a sponsorship agreement with a soccer player, expiring in 2006, and a similar agreement with a racing driver expiring in 2005. The future minimum payments on these contracts are the following:

Year
2005	750
2006	500

Total	1,250

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

     Litigation

The Company is involved in legal and tax proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have any material adverse effect on the Company’s financial statements.

17.	SEGMENT INFORMATION

The Company’s business consists of designing, manufacturing, distributing and selling premium price sunglasses and prescription eyeglass frames and lenses.

Management utilizes more than one measurement and multiple types of data to measure segment performance and to allocate resources to business divisions. However, the most heavily relied upon measurements are consistent with the Company’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them based primarily on actual and expected operating profitability. Intersegment sales are generally accounted for at prices comparable to those for sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are the same as those described in the summary of significant accounting policies described in Note 2.

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

Wholesale and Manufacturing: the Company distributes its manufactured products through its network of sales representatives in Italy and the countries in which its distribution subsidiaries are based, and through independent distributors. This segment includes De Rigo Vision S.p.A. and all of its controlled distribution subsidiaries.

Retailing: the Company’s retailing segment consists of the sale of optical frames and lenses for prescription eyeglasses and fashion sunglasses (as well as contact lenses and other optical products), together with the provision of related professional consulting and aftercare services, through the network of stores operated by the Group’s two retail chains, D&A, a leading retailer in the British optical market, and General Optica, the leading optical chain in Spain, which also has a presence in Portugal.

EID: The Company’s EID segment distributed Prada-branded eyewear exclusively through a network of joint venture subsidiaries with Prada. EID was sold on July 23, 2003. The segment’s results through the date of disposal are shown in the tables below.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

	Wholesale and
2002	Manufacturing	Retailing	EID	Total
Sales to third parties	121,709	359,605	31,145	512,459

Intersegment sales	19,390	2	96	19,488

Income from operations before depreciation and amortization	11,472	32,237	570	44,279
Depreciation	2,992	14,135	1,212	18,339
Amortization of goodwill	273	6,134	—	6,407
Amortization of other intangibles	1,020	1,522	264	2,806

Income (loss) from operations	7,187	10,446	(906)	16,727

Identifiable long-lived assets	26,758	215,746	1,914	244,418

Total assets	152,468	256,772	30,661	439,901

Capital expenditures and acquisitions	3,384	13,525	1,170	18,079

	Wholesale and
2003	Manufacturing	Retailing	EID	Total
Sales to third parties	123,693	361,499	19,609	504,801

Intersegment sales	12,533	2	212	12,747

Income from operations before depreciation and amortization	18,423	31,153	2,230	51,806
Depreciation	3,005	14,321	409	17,735
Amortization of goodwill	815	5,985	—	6,800
Amortization of other intangibles	1,022	1,265	130	2,417

Income (loss) from operations	13,581	9,582	1,691	24,854

Identifiable long-lived assets	25,245	195,293	—	220,538

Total assets	141,974	234,913	—	376,887

Capital expenditures and acquisitions	3,069	9,323	165	12,557

	Wholesale and
2004	Manufacturing	Retailing	EID	Total
Sales to third parties	124,593	389,791	—	514,384

Intersegment sales	9,890	1	—	9,891

Income from operations before depreciation and amortization	21,355	34,369	—	55,724
Depreciation	3,846	14,590	—	18,436
Amortization of goodwill	239	6,014	—	6,253
Amortization of other intangibles	1,038	1,172	—	2,210

Income (loss) from operations	16,232	12,593	—	28,825

Identifiable long-lived assets	43,801	191,280	—	235,081

Total assets	152,134	242,430	—	394,564

Capital expenditures and acquisitions	2,558	17,153	—	19,711

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

Retailing includes sales to third parties amounting to € 123,366 and € 236,239 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 141,743 and € 74,003 in Spain and the UK, respectively.

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

	Wholesale and
2004	Manufacturing	Retailing	EID	Total
Sales to third parties by geographic area
Italy and other European countries	77,034	389,791	—	466,825
Americas	7,905	—	—	7,905
Rest of the world	39,654	—	—	39,654

Total	124,593	389,791	—	514,384

Long-lived assets based on a physical location
Italy and other European countries	43,537	191,280	—	234,817
Americas	—	—	—	—
Rest of the world	264	—	—	264

Total	43,801	191,280	—	235,081

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Retailing includes sales to third parties amounting to € 140,944 and € 248,847 in Spain and the UK, respectively. Long-lived assets for retailing amount to € 132,413 and € 58,867 in Spain and the UK, respectively.

18.	RELATED PARTY TRANSACTIONS AND MINORITY INTERESTS

Related Party Transactions - Certain of the Company’s facilities in Longarone and Limana were constructed in the years 1992 through 2002 by Impresa Edile F.lli De Rigo S.r.l., a construction company which is wholly owned by Mr. Walter De Rigo. The related construction costs through December 31, 2004, which have been capitalized as buildings amounted to € 2,418.

In the year 2000, EID, a 51% owned subsidiary that distributed sunglasses and eyeglasses under the Prada name, started operations. The Prada Group owned the remaining 49% interest in EID. During the years 2002 and 2003, EID had commercial transactions with companies within the Prada Group. These transactions were represented by sales amounting to € 2,787 and € 1,210, and paid management fees, royalties and commissions amounting to € 4,089 and € 2,307 in 2002 and 2003, respectively. In addition, in 2002 and 2003, EID accounted for € 119 and € 60, respectively, in rental expenses relating to the rental of a building in Longarone from Surfrigo, a company owned by the De Rigo brothers. As described in Note 3, the Company sold its 51% interest in EID to the Prada Group on July 23, 2003 realizing a gain of € 11,751.

In December 2003, the Company sold a building to an entity controlled by the De Rigo brothers. The disposal was made at book value.

As mentioned in Note 3 above, on June 30, 2004, the Group sold to De Rigo Holding BV its 100% interest in De Rigo Nederland and De Rigo Singapore for cash consideration of € 580 realizing a gain of € 62. The two companies are no longer operative in the optical business.

During 2004, De Rigo Vision accounted for € 6 in rental expenses relating to the rental of a building in Longarone from De Rigo Refrigeration (previously named Surfrigo), a company which is owned by the De Rigo brothers.

Minority Interests - The charge to income in 2004 of € 434 primarily arises from profits of De Rigo Hellas, De Rigo UK, De Rigo HK and De Rigo Japan to holders of minority interests in those companies.

The charge to income in 2003 of € 4,425 primarily arises in relation to profits at EID (through the date of its disposal) and De Rigo Hellas attributable to holders of minority interests in those companies.

The minority interest credit to income in 2002 of € 922 primarily relates to losses of EID and De Rigo Deutschland.

19.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s accounting policies are in accordance with Italian GAAP, which differs in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Differences that have a significant effect on consolidated net income and shareholders’ equity are as follows:

(a)	Sale of the Company’s shares to the Managing Director - In October 1994, the De Rigo brothers granted an option offering 3% of the Ordinary Shares they held in the Company to its Managing Director. Under Italian GAAP, this transaction was considered a transaction between shareholders and therefore not

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

reported in the consolidated financial statements. Under U.S. GAAP, the benefit (measured by the difference between the fair value of the stock, to which the option refers, and the exercise price) received of € 9,554 by the Managing Director from the transaction was required to be reported as a charge to 1994 income. Consequently, in the reconciliations of shareholders’ equity as at December 31, 2002, 2003 and 2004 the amount of € 9,554 was recorded as a charge to retained earnings with an offsetting credit of € 9,554 to additional paid in capital.

(b)	Revaluation of assets prior to 1992 - Certain assets were revalued by the Company and two of its Italian subsidiaries to amounts in excess of historical cost. These revaluations, which were either authorized or required by Italian law, are permissible under Italian GAAP.

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

(c)	Revaluation of trademarks in 2001 - Under Italian GAAP it is permitted to recognize the revaluation of assets for financial accounting purposes as well as for tax purposes and to recognize as a charge to revaluation reserve the amount of the tax liability recorded that is to be paid over 3 years. Under U.S. GAAP such revaluations are not recognized in the financial statements and the tax charge is not recorded as a charge to retained earnings, but the tax effects of the revaluation are recognized. Accordingly, in the U.S. GAAP reconciliation adjustments have been made to: (a) reverse the revaluation of trademarks made in 2001 against trademarks and the revaluation reserve; and (b) recognize the tax effects of the revaluation by (i) reclassifying the charge to revaluation reserve for tax payable on the revaluation to the current tax provision, (ii) recognizing a deferred tax asset and a credit to the deferred tax provision to record the tax effects of the temporary difference between the Italian tax basis and the U.S. book basis of the trademarks that was created by the revaluation; (iii) recognizing a deferred tax liability and a charge to the deferred tax provision to record the tax to be paid upon distribution of the revaluation reserve recorded in the Italian financial statements and (iv) reverse the amortization of trademarks revaluation. The net tax benefit resulting from the revaluation permitted by the applicable tax law was recognized in the statement of income for 2001, the year in which the revaluation was made.

(d)	Goodwill amortization - Italian GAAP requires that goodwill related to assets be amortized over the asset’s estimated economic life. In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach based on the supposition that goodwill is not a “wasting asset” that requires periodic cost allocation. Thus, amortization of goodwill, including goodwill recorded in past business combinations and amortization of intangibles with an indefinite life, ceased upon adoption of SFAS No. 142. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. All goodwill is assigned to the reporting unit that benefits from the synergies arising from each business combination.

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

As required under SFAS No. 142, the Company performed the required annual impairment test as of December 31, 2004. Based on that assessment, it was determined that no impairment existed in the reporting units identified.

The estimated aggregate amortization expense of Trademarks and Other intangible assets for each of the five succeeding fiscal years is indicated below:

Year
2005	1,452
2006	1,056
2007	838
2008	693
2009	549

The weighted-average amortization period of Trademarks and Other intangible assets is seven years.

(e)	Public offering expenses - The expenses incurred in connection with the public offering of October 1995 were capitalized under Italian GAAP and are being amortized over a five year period. Under U.S. GAAP, such expenses are deducted from additional paid-in capital, net of the estimated tax benefits to be received.

(f)	Stock Options – Under Italian GAAP, the Company’s stock option plan does not result in recognizing compensation expense in the Company’s statement of income at either at the date of the grant to employees or at the date when such options are exercised. Under U.S. GAAP, the Company has elected to continue to account for its compensation expense for its stock based compensation plan using the intrinsic value method in accordance with the provisions of Accounting Practice Bulletin (“APB”) No. 25, “Accounting for Stock Issued to Employees”. Under FASB Interpretation (“FIN”) 44, “Accounting for Certain Transactions Involving Stock Compensation”, the modifications made in the plan in the year 2000 to reduce the exercise price to an amount less than fair value at date of grant and to modify the terms for exercising the options require that the awards be accounted for as a variable plan under APB No. 25, which requires remeasurement of the intrinsic value of the award from the date of the modification to the date the award is exercised, is forfeited, or expires unexercised. Compensation expenses are recognized using the accelerated method allowed under FIN 44.

The Company has adopted the disclosure requirements of FASB No. 123, “Accounting for Stock-based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosures” (“SFAS 148”). When compensation expense has been recorded in accordance with APB No. 25, SFAS No. 148 requires pro-forma disclosure of what net income and earnings per share would have been had the Company also adopted SFAS 148 for recording compensation expense.

(g)	Call and put arrangements for sale by De Rigo Holding B.V. to Prada of unregistered shares in the Company - In connection with establishing in July 1999 a subsidiary that used the Prada trademarks, the Company entered into an agreement with Prada whereby (i) Prada had an option to acquire, at any time between April 30, 2001 to June 30, 2001, 5% of the unregistered shares that De Rigo Holding B.V. owned

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

in the Company at an agreed upon price per share and (ii) De Rigo Holding B.V. had a put arrangement that gave it the right to require Prada to buy the same number of shares in the Company at the agreed upon price per share within the same time frame. Under Italian GAAP the fair value of the options granted to Prada is considered a transaction between shareholders and therefore is not reported in the financial statements. Under U. S. GAAP, the fair value of the options granted is required to be accounted for as an intangible asset by the Company. Consequently, in the reconciliation of shareholders’ equity as at December 31, 1999 and net income for the year then ended, the fair value of the options granted in the amount of € 465 was recorded as an intangible asset with an offsetting credit to additional paid in capital, and amortization of the intangible asset (which is being amortized over five years). Arrangements whereby Prada could have acquired an additional 10% of the Company’s unregistered capital stock were contingent upon Prada renewing the existing licensing agreements with the Company’s subsidiary, EID for an additional stipulated number of years, and expired due to the disposal of EID on July 23, 2003. Under U.S. GAAP, the fair value of the options granted should be recognized as an intangible asset to be amortized over the period of the licensing agreement when such license agreements are renewed.

(h)	Deferred charges - In 2002 the Group deferred certain consulting expenses related to production activity and will amortize these amounts over three years under Italian GAAP. Under U.S. GAAP, these expenses would have been charged to income when incurred. The accompanying reconciliation reflects the adjustment to expense these amounts.

(i)	Additional deferred taxes were provided on U.S. GAAP adjustments (b), (e), (g), (h), (j) and (m).

(j)	Pensions - The Group maintains a defined benefit pension plan for some U.K. employees of D&A that is funded. Under Group accounting policies the recognition of a minimum pension liability is not required. Under SFAS 87 it is a requirement that companies must recognize as a minimum liability for any unfunded accumulated benefit obligation. The impact of this minimum pension liability is to increase long-term obligations and decrease shareholders’ equity.

(k)	Earnings per Share – Italian GAAP does not require disclosure of earnings per share. Under U.S. GAAP, earnings per share are calculated and presented in accordance with FASB No. 128 “Earnings Per Share” (“FASB 128”). FASB No. 128 requires dual presentation of basic and diluted earnings per share for all periods presented. Basic earnings per share is computed by dividing the net income of the entity by the weighted average number of ordinary shares outstanding for the period. The basic earnings per share calculation takes into account the reacquired treasury shares, reducing the total weighted average shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that then shared in the earnings of the entity. At December 31, 2002 and 2003, unexercised stock options to purchase 846,621 and 800,621 shares, respectively were outstanding. These securities could potentially dilute basic earnings per share in the future and the number of incremental shares computed by the treasury stock method were considered in the computation of diluted earnings per share and per ADS for the years 2002 and 2003. In 2004 no additional options were granted and the 352,200 options outstanding at December 31, 2004 expired.

(l)	Comprehensive income – Italian GAAP does not require the presentation of comprehensive income. Under U.S. GAAP, FASB No. 130 “Comprehensive Income: Financial Statement Presentation”, which was adopted by the Company in December 1998, requires disclosure of comprehensive income, which is defined as the change in net assets of a business enterprise during a period from transactions and events and circumstances from non owner sources.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

(m)	Marketable securities – Under Italian GAAP, marketable securities are carried at the lower of cost or market value. If securities are written-down, the original value of these investments is reinstated in future accounting periods should the reasons for such writedowns no longer apply. For U.S. GAAP purposes, the Company has applied the provisions of SFAS No. 115, “Accounting for Certain Investment in Debt and Equity Securities” (“SFAS 115”). Under SFAS 115, the Company classifies its marketable securities as available for sale. Unrealized gains and losses for securities classified as available for sale are included in shareholders’ equity until the securities are sold or otherwise considered to be other than temporary impaired. The effects of SFAS 115 on net income and shareholders’ equity have been reflected in the reconciliation. The fair value of marketable securities as of December 31, 2002 is € 1,907. No marketable securities existed at December 31, 2003 and 2004.

(n)	Treasury stock – In 2003 and 2004 De Rigo purchased 223,200 and 2,225,000 of its own ordinary shares. Under Italian GAAP, these ordinary shares have been recorded at historical cost within long-term assets, while under U.S. GAAP, the cost of the acquired shares is shown as a deduction from shareholders’ equity.

(o)	Impairment of long-lived assets – In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement applies to certain long-lived assets, including those reported as discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. SFAS 144 supersedes SFAS No. 121 “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of”, and APB No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment. The Company adopted the provisions of SFAS 144 effective January 1, 2002.

SFAS 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The Statement also changes the measurement criteria for discontinued operations. SFAS 144 broadens the reporting of discontinued operations to include the disposal of a component of an entity, provided that the operations and cash flows of the component will be eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. The Statement does not apply to investments in equity investees. No write-downs of long-lived assets were recorded under SFAS 144 in 2002, 2003 or 2004.

(p)	Derivative financial instruments — Under Italian GAAP, if a derivative is designated as a fair value hedge, changes in the fair value of the derivative and the related change in the hedged item are recognized in the statement of income. If a derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recognized in the statement of income when the hedged item effects operations. Changes in fair value of derivatives that do not qualify as a hedge are recognized in the statement of income. Unrealized gains related to the remeasurement at fair value of long-term derivative contracts are deferred until realized. Effective January 1, 2001, the Group adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and the corresponding amendments and interpretations to this Statement. The Statement requires that all derivative financial instruments be recognized in the financial statements and are to be measured at fair value regardless of the purpose or intent of holding them. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in net earnings (loss). If the derivative is designated as a cash flow hedge, the effective portions of the change in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in net earnings (loss) when the

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

hedged item affects operations. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss) prior to the contract’s expiration. If the derivative used in an economic hedging relationship is not designated in an accounting hedging relationship, changes in the fair value of the derivative are recognized in the statement of income through the life of the contract.
The Company did not formally designate exchange rate derivative contracts entered into during the year ended December 31, 2002, 2003 and 2004 as fair value or cash flow hedges. Accordingly, as required by SFAS 133, the fair value of such contracts have been recorded on the balance sheet until the contracts are settled, and all changes in fair value of the derivative instruments since the date of the derivative contracts have been recognized in the current income for the year. Since under Italian GAAP all derivatives outstanding at December 31, 2002, 2003 and 2004 were accounted for as ineffective hedges, no adjustment was required to comply with the requirements of FASB No. 133.

(q)	Consolidation of Ranieri Argentina S.A. – The Company sold its 51% interest in Ranieri Argentina S.A. in June 2002. For Italian GAAP purposes, the sale was effective retroactive to January 1, 2002. Therefore, the results of operations through the date of sale were not consolidated in the consolidated statement of income of the Company. U.S. GAAP requires that the results of operations be consolidated through the date of sale. The Company has reviewed the impact on the U.S. GAAP figures that would result from consolidation and determined that the impact on sales, cost of sales, other operating costs, and other non-operating costs is not significant.

(r)	Discontinued operations — As described in Note 3, the Company sold its 51% interest in EID to the Prada Group on July 23, 2003. Under U.S. GAAP, EID is presented as a discontinued operation in accordance with the guidance of SFAS 144. Based upon this guidance, the results for all periods, including revenues and costs, of the sold businesses are removed from the consolidated statements of operations and reported after income from continuing operations. The accompanying reconciliation includes, in the “discontinued operations” line, the effect of all line items associated with the disposed EID business.

At the time of its sale on July 23, 2003, EID’s net assets consisted of:

Current assets	27,168
Fixed assets, net	962
Other intangibles, net	583

Total assets disposed of	28,713
Total liabilities disposed of	28,123

Net assets disposed of	590

(s)	New accounting standards – In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

In December 2003, the FASB issued Interpretation No. 46R (“FIN 46R”), a revision to FIN 46, “Consolidation of Variable Interest Entities”. FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 as amended by FIN 46R have been applied as of January 1, 2004. The adoption of FIN 46 as amended by FIN 46R did not have a material effect on the consolidated financial statements.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for classification and measurement of mandatorily redeemable financial instruments, obligations to repurchase the issuer’s equity shares by transferring assets, and certain obligations to issue a variable number of shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of fiscal 2004. The adoption of SFAS 150 did not have an effect on the consolidated financial statements.

In May 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 01-8, “Determining Whether an Arrangement Contains a Lease” (“EITF 01-8”). EITF 01-8 provides guidance on how to determine whether an arrangement contains a lease that is within the scope of FASB Statement No. 13, “Accounting for Leases.” EITF 01-8 is effective for arrangements entered into or modified after the beginning of the reporting period that began after May 28, 2003. The adoption of EITF 01-8 did not have an effect on the consolidated financial statements.

In March 2004, the EITF reached a consensus on EITF Issue 03-6 (“EITF 03-6”). “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share.” The consensus addresses how to determine whether a security should be considered a “participating security” for purposes of computing earnings per share and how earnings should be allocated to a participating security when using the two-class method for computing basis earnings per share. The provisions of EITF 03-6 are effective for reporting periods beginning after March 31, 2004. The adoption of this consensus is not expected to have a material impact on the Company’s results of operations, financial position and cash flows.

In December 2004, the FASB issued Statement 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29.” The Guidance in Accounting Principles Board Opinion 29 (“APB 29”), “Accounting for Nonmonetary Transactions,” is based on the general principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB 29 included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance (that is, transactions where future cash flows are not expected to significantly change as a result of the exchange). The Company will adopt the provisions of SFAS 153 for non-monetary asset exchange transactions after December 31, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued Statement 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”. SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant-date fair values. The related compensation costs are to be recognized over the period during which an employee is required to provide service in exchange for the award. Excess tax benefits are to be recognized as an addition to paid-in capital and reflected as financing

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

cash inflows in the statement of cash flows. The Company will adopt the prospective provisions of SFAS 123(R) to new and existing plans as of January 1, 2006. The grant-date fair values of unvested awards that are outstanding on the date of adoption will be charged to expense over their remaining vesting periods. The Company does not expect that the adoption of SFAS 123(R) will have a material impact on its consolidated financial position or results of operations.

The following tables summarize those adjustments to consolidated net income and shareholders’ equity that would be required if U.S. GAAP had been applied instead of Italian GAAP.

NET INCOME for the years ended December 31,

		2002	2003	2004
Net income as reported per the consolidated statements of income		10,645	18,478	14,478

Adjustments required for U.S. GAAP reporting purposes:
(b)	Elimination of depreciation relating to revaluation of certain assets prior to 1992	13	13	13
(c)	Recognize tax effects on reversal of trademark revaluation at end of 2001
	(i) charge substitute tax to current tax provision rather than revaluation reserve	—	—	—
	(ii) recognize deferred tax asset on trademark revaluation	(294)	(233)	(188)
	(iii) recognize deferred tax liability on revaluation reserve on Italian basis	—	—	—
	(iv) reversal of amortization of trademarks revaluation	504	504	504
(d)	Reversal of goodwill amortization	6,407	6,419	6,253
(f)	Recognize stock compensation expense in accordance with APB No. 25, net of credit of € 351, € 47 and € 0 in 2002, 2003 and 2004 respectively for the reversal of stock option expense recorded in prior periods on options forfeited by the employees that left the Company in that year	—	(801)	2,009
(h)	Deferred charges	(178)	59	59
(m)	Marketable securities available for sale	(111)	111	—
(o)	Gain for disposal of De Rigo Nederland			(62)
(i)	Deferred income taxes on (b), (h) and (m) above after considering change in tax rate on deferred tax for (c) in 2003.	239	(236)	(27)

Net income in accordance with U.S. GAAP before reconciliation effects of discontinued operations		17,225	24,314	23,039

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Total effect of the reconciling differences on discontinued operations — EID
	2002	2003	2004
(g) Amortization of intangible asset in respect of Prada’s 5% options	(97)	(77)	—
(i) Deferred income taxes on (g) above	17	13	—

Total effect discontinued operations — EID	(80)	(64)	—

Net income in accordance with U.S. GAAP	17,145	24,250	23,039

Earnings per share and per ADS:
Numerator for the basic and diluted per-share and per ADS computations for income from continuing operations:
Net income from continuing operations (in Euro thousands)	18,383	16,486	23,039

Denominator
Denominator for basic per-share and per ADS computations for net income from continuing operations — weighted average shares and ADS shares	44,688,415	44,618,230	43,503,858
Effects of dilutive employee stock options	701,097	605,369	608,152
Denominator for diluted per-share and per ADS computations for net income from continuing operations — adjusted weighted average shares and ADS	45,389,512	45,223,599	44,112,010

Basic earnings per share and per ADS before discontinued operations	0.41 Euro	0.37 Euro	0.53 Euro

Diluted earnings per share and per ADS before discontinued operations	0.41 Euro	0.37 Euro	0.52 Euro

Basic earnings per share and per ADS from discontinued operations	(0.03) Euro	0.17 Euro	— Euro

Diluted earnings per share and per ADS from discontinued operations	(0.03) Euro	0.17 Euro	— Euro

Basic earnings per share and per ADS	0.38 Euro	0.54 Euro	0.53 Euro

Diluted earnings per share and per ADS	0.38 Euro	0.54 Euro	0.52 Euro

Dividends per share and per ADS	0.13 Euro	Nil	Nil

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

SHAREHOLDERS’ EQUITY at December 31,

		2002	2003	2004
Balance as reported in the consolidated financial statements		212,117	226,884	241,409

Adjustments required for U.S. GAAP reporting purposes:
(a)	Decrease in retained earnings as a result of the charge to income for additional compensation paid in 1994 by shareholders to Managing Director	(9,554)	(9,554)	(9,554)
	And concurrent increase in additional paid-in capital	9,554	9,554	9,554
(b)	Elimination of revaluations of certain assets prior to 1992, net of accumulated depreciation of € 678, € 691 and € 704 in 2002, 2003, and 2004 respectively.	(274)	(261)	(248)
(c)	Elimination of revaluation of trademarks in 2001, net of accumulated amortization of € 504, € 1,008 and € 1,512 in 2002, 2003 and 2004, respectively.	(4,539)	(4,035)	(3,531)
(d)	Reversal of goodwill amortization	6,407	12,826	19,079
(e)	Elimination of amortization of offering expenses, deferred for Italian purposes	2,128	2,128	2,128
(e)	Offering expenses less estimated tax benefits of € 1,030 in 2002, 2003 and 2004 charged to paid in capital	(1,098)	(1,098)	(1,098)
(f)	Reduce retained earnings for amount of stock compensation	(3,999)	(4,800)	(2,791)
(f)	Increase additional paid in capital for accretion resulting from stock compensation expense	3,999	4,800	2,791
(g)	Increase in additional paid in capital as a result of recording the fair value of Prada’s 5% options on the total outstanding share capital	465	465	465
(g)	Decrease in retained earnings as a result of the charge to income for amortization of the intangible asset arising on the valuation of Prada’s 5% options	(388)	(465)	(465)
(h)	Deferred charges	(178)	(119)	(60)
(j)	Recognition of minimum pension liability	(22,137)	(19,623)	(14,518)
(m)	(Reduce)/Increase retained earnings for marketable securities	(111)	111	—
(m)	Increase/(Reduce) Other Comprehensive Income related to unrealized gains on marketable securities	111	(111)	—
(n)	Treasury stock	—	(753)	(12,019)

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

		2002	2003	2004
(o)	Decrease in retained earnings as a result of the elimination of the gain for disposal of De Rigo Nederland to De Rigo Holding BV.			(62)
	And concurrent increase in additional paid-in capital.			62
(i)	Recognition of deferred income taxes on (b), (e), (g), (h), (j) and (m) above	5,987	4,998	3,439
(c)	Tax effect on elimination of trademarks revaluation in 2001 (c) above, after considering change in tax rate in 2002 to
	(i) recognize deferred tax asset on revalued assets	1,736	1,503	1,315
	(ii) recognize deferred tax liability on revaluation reserve on Italian basis	(756)	(706)	(706)

Balance at December 31, in accordance with U.S. GAAP		199,470	221,744	235,190

Condensed U.S. GAAP consolidated financial statements

The condensed consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 presented below have been prepared taking into effect the principal differences between the De Rigo Group’s accounting policies and U.S. GAAP discussed above.

BALANCE SHEET

	Year ended December 31,
	2002	2003	2004
ASSETS
Current Assets	195,483	156,393	159,505
Property Plant and equipment	120,631	108,822	107,928
Goodwill and intangible assets	116,474	112,563	113,062
Other Long-term Assets:
Deferred tax assets	10,135	8,894	17,689
Other	7,424	5,404	5,385

Total assets	450,147	392,076	403,569

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	200,342	123,838	125,637
Termination indemnities and other employee benefits	31,063	29,378	24,660
Deferred income taxes	10,068	9,376	10,541
Long-term debt, less current portion	696	497	341
Other non-current liabilities	7,179	5,624	5,845
Minority Interests	1,329	1,619	1,355
Shareholders’ equity	199,470	221,744	235,190

Total Liabilities and shareholders’ equity	450,147	392,076	403,569

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

STATEMENT OF INCOME

	Year ended December 31,
	2002	2003	2004
Net sales from continuing operations	481,314	485,192	514,384
Gross profit from continuing operations	294,002	293,409	315,556
Income from continuing operations	24,379	29,357	37,663
Other (income) expenses from continuing operations	5,765	(1,951)	1,238

Income from continuing operations before income taxes and minority interests	18,614	31,308	36,425
Income taxes	247	14,422	12,952

Income from continuing operations before minority interests	18,367	16,886	23,473
Minority interests	(16)	400	434

Net income from continuing operations	18,383	16,486	23,039

Discontinued operations
Net sales from discontinued operations	31,145	19,609	—
Gross profit from discontinued operations	15,084	9,424	—
Income (loss) from discontinued operations	(1,003)	1,614	—
Other (income) expenses from discontinued operations (including gain on disposal of € 11,751 in 2003)	1,304	(11,144)	—

Income (loss) from discontinued operations before income taxes and minority interests	(2,307)	12,758	—
Income taxes	(163)	969	—

Income (loss) from discontinued operations before minority interests	(2,144)	11,789	—
Minority interests	(906)	4,025	—
Net income (loss) from discontinued operations	(1,238)	7,764	—

Net income in accordance with U.S. GAAP	17,145	24,250	23,039

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

The components of shareholders’ equity at December 31, 2003 and 2004 are as follows:

	Italian		U.S.
2003	GAAP	Adjustments	GAAP
Share capital	11,626	—	11,626
Treasury Shares	—	(753)	(753)
Additional paid-in-capital	54,490	13,721	68,211
Retained earnings	161,413	665	162,078
Other comprehensive income	(5,682)	(13,736)	(19,418)
Revaluation reserves	5,037	(5,037)	—

	226,884	(5,140)	221,744

	Italian		U.S.
2004	GAAP	Adjustments	GAAP
Share capital	11,683	—	11,683
Treasury Shares	—	(12,019)	(12,019)
Additional paid-in-capital	54,599	11,650	66,249
Retained earnings	175,891	9,350	185,241
Other comprehensive income	(5,801)	(10,163)	(15,964)
Revaluation reserves	5,037	(5,037)	—

	241,409	(6,219)	235,190

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

The fair value of each stock option granted is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

Employee stock options	2000 Plan
Expected life of option	4 years
Risk free interest rates	4.5%
Volatility	20%
Dividend yield	0%

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

Had compensation costs related to the options granted in 2002, 2003 and 2004 been based on the fair value at the grant dates, consistent with the provision of FASB 123, the Company’s net earnings and earnings per share would have decreased to the pro-forma amounts indicated below for the years ended December 31, 2002, 2003 and 2004.

	2002	2003	2004
Net income from continuing operations applicable to ordinary shareholders:

As reported on a U.S. GAAP basis	18,383	16,486	23,039
Add: Stock based compensation expense recognized under intrinsic value method	—	801	(2,009)
Deduct: Total stock-based employee compensation expense determined under fair value based for all awards	(1,719)	(1,048)	1,235

Pro-forma on a U.S. GAAP basis	16,664	16,239	22,265

Basic and diluted income per share and per ADS before discontinued operations:

	2002	2003	2004
Basic earnings per share and per ADS before discontinued operations
As reported	0.41 Euro	0.37 Euro	0.53 Euro
Pro-forma	0.37 Euro	0.36 Euro	0.51 Euro

Diluted earnings per share and per ADS before discontinued operations
As reported	0.41 Euro	0.37 Euro	0.52 Euro
Pro-forma	0.37 Euro	0.36 Euro	0.50 Euro

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

	2002	2003	2004
Net income applicable to ordinary shareholders:

As reported on a U.S. GAAP basis	17,145	24,250	23,039
Add: Stock based compensation expense recognized under intrinsic value method	—	801	(2,009)
Deduct: Total stock-based employee compensation expense determined under fair value based for all awards	(1,719)	(1,048)	1,235

Pro-forma on a U.S. GAAP basis	15,426	24,003	22,265

Basic and diluted income per share and per ADS:

	2002	2003	2004
Basic earnings per share and per ADS
As reported	0.38 Euro	0.54 Euro	0.53 Euro
Pro-forma	0.35 Euro	0.54 Euro	0.51 Euro

Diluted earnings per share and per ADS
As reported	0.38 Euro	0.54 Euro	0.52 Euro
Pro-forma	0.34 Euro	0.53 Euro	0.50 Euro

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

Transactions in stock options, including the modification of the plan in the year 2000, are presented in the following summary of the Company’s stock option activity during the years ended December 31, 2002, 2003 and 2004:

	Shares under	Weighted average
	Options	Exercise Price
Outstanding at January 1, 2002	983,137	U.S. $1.00
Options granted	—
Options exercised	(62,852)	U.S. $1.00
Options forfeited	(73,664)	U.S. $1.00

Outstanding at December 31, 2002	846,621	U.S. $1.00
Options exercised	—	U.S. $1.00
Options forfeited	(46,000)	U.S. $1.00

Outstanding at December 31, 2003	800,621	U.S. $1.00
Options exercised	(220,721)	U.S. $1.00
Options forfeited	(227,700)	U.S. $1.00
Options expired	(352,200)	U.S. $1.00

Outstanding at December 31, 2004	—	U.S. $1.00

Exercisable at December 31, 2004	—	U.S. $1.00

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Investments in debt securities

All debt securities are classified as available-for-sale and U.S GAAP adjustments were made in 2002 to adjust the carrying basis to their fair values. No U.S GAAP adjustments were required at December 31, 2001 because the carrying basis on an Italian GAAP basis approximated the fair value of the assets. No marketable securities existed at December 31, 2003 and 2004.

Comprehensive Income

The components of accumulated other comprehensive income for a U.S. GAAP financial statements presentation as of December 31, 2002, 2003 and 2004 are as follows:

	Currency		Unrealized Gains
	Translation		on Available-for-
	Adjustments	Pension	Sale Securities per
	per financial	minimum	U.S. GAAP
	statements	liability	adjustments	Total
Balance at January 1, 2002	1,239	—	—	1,239

Currency translation adjustment	(3,210)	—	—	(3,210)
Unrealized gains on securities	—	—	111	111
Recognition of pension minimum liability		(22,137)		(22,137)
Deferred taxes on pension minimum liability and unrealized gains on securities	—	6,641	(38)	6,603

Balance at December 31, 2002	(1,971)	(15,496)	73	(17,394)

Currency translation adjustment	(3,711)	—	—	(3,711)
Unrealized gains on securities			(111)	(111)
Recognition of pension minimum liability	—	2,514	—	2,514
Deferred taxes on pension minimum liability and unrealized gains on securities	—	(754)	38	(716)

Balance at December 31, 2003	(5,682)	(13,736)	—	(19,418)

Currency translation adjustment	(119)	—	—	(119)
Unrealized gains on securities Recognition of pension minimum liability	—	5,105	—	5,105
Deferred taxes on pension minimum liability and unrealized gains on securities	—	(1,531)	—	(1,531)

Balance at December 31, 2004	(5,801)	(10.162)	—	(15,963)

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Comprehensive income for each of the three years in the period ended December 31, 2004 is as follows:

	2002	2003	2004
Net income per U.S. GAAP reconciliation	17,145	24,250	23,039
Change in currency translation adjustment	(3,210)	(3,711)	(119)
Unrealized gains on securities	111	(111)	—
Minimum pension liability	(22,137)	2,514	5,105
Deferred taxes on minimum pension liability and unrealized gains on securities	6,603	(716)	(1,531)

Comprehensive income	(1,488)	22,226	26,494

Income Taxes

Components of deferred income tax assets and liabilities were:

	December 31,
	2003	2004
Total deferred tax assets	21,956	23,154
Total deferred tax liabilities	(10,768)	(11,308)

Net deferred tax assets	11,188	11,846

Of which:

Current deferred tax assets	13,063	5,465
Non-current deferred tax assets	8,893	17,689
Current deferred tax liabilities	(1,392)	(767)
Non-current deferred tax liabilities	(9,376)	(10,541)

Detailed as follows:
Italian GAAP financial statements	4,363	6,768
U.S. GAAP adjustments	6,825	5,078

Net deferred tax assets	11,188	11,846

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Principal items comprising net deferred income tax assets were as follows:

	December 31,
	2003	2004
Assets (liabilities)
Equalization tax on dividends	(475)	(647)
Tax revaluation on certain assets, net of accumulated depreciation	285	280
Allowance for doubtful accounts	1,939	1,035
Inventory obsolescence	8,041	544
Intercompany profits in inventory	1,531	1,572
Accumulated accelerated depreciation	(291)	(86)
Pension asset	(380)	1,026
Property cost accruals	46	43
Book revaluation of certain assets	(8,431)	(8,234)
Trademark revaluation of assets	1,503	1,315
Tax on revaluation reserve for trademark revaluation	(706)	(706)
Surplus on business assignment	—	10,289
Net operating loss carry forwards (NOL)	3,977	2,348
Pension minimum liability	5,887	4,355
Agents termination indemnity	421	118
Investments devaluation	340	238
Other	1,443	704

Net deferred tax assets (liabilities)	15,130	14,194
Less:
Valuation allowance on NOLs	(3,942)	(2,348)

Net deferred tax assets	11,188	11,846

At December 31, 2004, the Company’s subsidiary in the United States had a net operating loss carryforward (“NOL”) of € 6,710, which will expire from 2011 through 2017. Utilization of that NOL is limited to future earnings of the U.S. subsidiary. For financial reporting purposes, a valuation allowance of € 2,348 has been recognized for the full amount of this NOL.

During the years ended December 31, 2003 and 2004, deferred tax benefits of € 110 and € 12 respectively, were recognized as adjustments to the valuation allowance because of a change in circumstances that caused a change in expectations about the realizability of the NOL. In 2003 and 2004, the valuation allowance decreased by € 1,420 and € 1,594, respectively (of which € 1,310 and € 1,582 had no impact on the statements of income in 2003 and 2004, respectively). A significant portion of this change in the valuation allowance was due to the sale of De Rigo Deutschland and De Rigo Nederland, for which substantially all tax assets had previously been reserved for.

Tax savings resulting from income derived from operations in Italian tax exempt areas generated a per share benefit of less than 0.01 Euro in the year 2002.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

The provision for income taxes consists of the following

	2002	2003	2004
Provision for income taxes:
Current:
Italy	1,749	9,314	6,352
United Kingdom	1,764	2,224	2,531
Spain	4,459	4,489	5,769
Other	553	877	539

Total	8,525	16,904	15,191

Deferred:
Italy	(7,976)	(364)	(1,128)
United Kingdom	(153)	(999)	(948)
Spain	(311)	210	(389)
Other	(1)	(360)	226

Total	(8,441)	(1,513)	(2,239)

Total tax provision	84	15,391	12,952

A reconciliation between the Italian statutory tax rates and the consolidated effective tax rates for income from continuing operations is as follows:

	2002	2003	2004
Tax at Italian statutory rate of 40.25% in 2002, 38.25% in 2003 and 37.25% in 2004	6,564	16,855	13,568
Investment tax credit and deductions	(245)	—	—
Gains on business disposal	(123)	(3,926)	—
Effect of a change in tax rate:
• In Italy	(7,207)	509	—
• Other countries	16	(9)	28
Effect of different tax rates of foreign jurisdictions	(763)	(792)	(720)
Change in valuation allowance	1,026	(168)	(12)
Other permanent differences:
• Italy
IRPEG	(496)	1,289	730
IRAP — (primarily payroll and interest)	1,408	977	(158)
• Other countries	(96)	656	(484)

Provision for income taxes	84	15,391	12,952

Effective consolidated tax rate	0.5%	35.0%	35.6%

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Financial instruments

     Derivative products

The Group derivative financial instruments at December 31, 2004 consisted of foreign currency option contracts and an interest rate swap agreement. The Company sold foreign currency “put” options to buy US$ 4,600,000 for € 3,603 and purchased “call” options to sell US$ 2,800,000 for € 2,193. None of the foreign currency option contracts had maturities that exceed one year.

At December 31, 2004, the Company had an interest rate swap agreement to convert the variable interest rate on bank borrowings totaling € 10,000 to a fixed interest rate of 3.3%. This interest rate swap agreement expired in January 2005.

The Group’s derivative financial instruments at December 31, 2003 consisted of forward contracts, foreign currency option contracts and an interest rate swap agreement. The Company had outstanding forward exchange contracts to buy € 2,689 (US$ 1,150,000 for GBP Sterling 693,000, US$ 1,500,000 for € 1,264 and € 450 for GBP Sterling 311,231); in addition, the Company sold foreign currency “call” options to sell Japanese Yen 1,260,000 and GBP Sterling 1,650,000 for a total of € 11,671 and purchased “put” options to buy Japanese Yen 900,000,000 and GBP Sterling 1,100,000 for a total of € 8,225. None of the foreign exchange contracts or foreign currency option contracts had maturities that exceed one year.

At December 31, 2003 the Company had an interest rate swap agreement to convert the variable interest rate on bank borrowings totaling € 10,000 to a fixed interest rate of 3.3%. This interest rate swap agreement expired in January 2005.

In the consolidated statements of income, under the line item other (income) expenses net, the Group recognized pre-tax losses related to changes in the fair value of its derivative financial instruments of € 327 and € 635 in 2002 and 2004, respectively and gain of € 475 in 2003. As of December 31, 2003 and 2004 the Group has recorded in the balance sheets net derivative assets, under the line item current assets, of € 132 and net derivative liabilities, under the line item current liabilities, of € 271, respectively.

     Foreign exchange gains and losses

The net foreign exchange gains and (losses) recognized in the consolidated statement of income for 2002, 2003 and 2004 amounted to € (656), € 448 and € 721, respectively.

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

No individual customer represented 10% or more of sales in any of the years ended December 31, 2002, 2003 and 2004.

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

Foreign currency exchange contracts and options — The carrying value approximates fair value based on exchange rates at December 31, 2003 and 2004.

Interest rate swap agreements — The carrying value approximates fair value based on interest rates at December 31, 2003 and 2004.

DE RIGO S.p.A. and SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands of Euro (€), except as otherwise indicated)

Valuation and Qualifying Accounts

The following table summarizes the changes in accounts receivable, inventory allowances and deferred tax assets for each of the three years in the period ended December 31, 2004:

		Charged to
	Balance at	costs and	Acquisitions		Balance at end of
Description	beginning of period	expenses	(disposals)	Deduction	period
Year ended December 31, 2002
Deducted from asset accounts:
Allowance for doubtful accounts	5,501	2,821	(151)	(1,195)	6,976
Allowance for returns	565	455	—	—	1,020
Reserve for inventory obsolescence	18,909	4,480	(164)	(1,298)	21,927
Valuation allowance on NOLs	5,231	131	—	—	5,362

Total	30,206	7,887	(315)	(2,493)	35,285

Year ended December 31, 2003
Deducted from asset accounts:
Allowance for doubtful accounts	6,976	2,545	(285)	(1,853)	7,383
Allowance for returns	1,020	584	(120)	(83)	1,401
Reserve for inventory obsolescence	21,927	5,325	(1,967)	(930)	24,355
Valuation allowance on NOLs	5,362	—	—	(1,420)	3,942

Total	35,285	8,454	(2,372)	(4,286)	37,081

Year ended December 31, 2004
Deducted from asset accounts:
Allowance for doubtful accounts	7,383	1,380	(69)	(1,544)	7,150
Allowance for returns	1,401	305	—	(324)	1,382
Reserve for inventory obsolescence	24,355	3,875	(115)	(4,060)	24,055
Valuation allowance on NOLs	3,942	—	(1,152)	(442)	2,348

Total	37,081	5,560	(1,336)	(6,370)	34,935

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

De Rigo S.p.A
(Registrant)

/s/ Ennio De Rigo
Ennio De Rigo
Chairman of the Board and Chief Executive Officer

Date: June ......, 2005