Form 20-F/A
period 2004-12-31
DE RIGO SPA
filed 2005-06-30
CIK 1001462

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

EXPLANATORY NOTE

     This Amendment No. 1 to De Rigo S.p.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Annual Report”) is filed solely to include a dated signature page, as well as dated versions of Exhibits 12.1, 12.2 and 13.1.

     Due to a technical error, the versions of the signature page and Exhibits 12.1, 12.2 and 13.1 included in the Annual Report, as filed electronically with the Securities and Exchange Commission via the EDGAR system on June 28, 2005, did not include the dates on which the signed original of each such document was executed.

     Other than the foregoing, no part of the Annual Report on Form 20-F filed on June 28, 2005 is being amended.

     Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, De Rigo S.p.A. hereby amends the signature page and Exhibits 12.1, 12.2 and 13.1 to the Annual Report in their entirety and replaces such signature page and Exhibits with the following:

Item 19. Exhibits filed with this Amendment No.1

Index to Exhibits filed with this Report

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
(Registrant)
/s/ Ennio De Rigo
Ennio De Rigo
Chairman of the Board and Chief Executive Officer

Date: June 28, 2005

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements of filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this annual report on its behalf.

De Rigo S.p.A.
(Registrant)
/s/ Ennio De Rigo
Ennio De Rigo
Chairman of the Board and Chief Executive Officer

Date: June 30, 2005